UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF SAN FRANCISCO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	94-6000630
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

600 California Street San Francisco, CA	94108
(Address of principal executive offices)	(Zip code)

(415) 616-1000

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Class B Stock, par value $100

Based upon the form of a request for a no-action letter submitted by the Registrant to the staff of the Securities and Exchange Commission regarding compliance with certain items in this Form, the Registrant is filing this Form with disclosures consistent with the request.

Special Note Regarding Forward-Looking Statements

Statements contained in this registration statement, including statements describing the objectives, projections, estimates, or predictions of the future of the Federal Home Loan Bank of San Francisco (Bank), may be “forward-looking statements.” These statements may use forward-looking terms, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The Bank cautions that by their nature, forward-looking statements involve risk or uncertainty and that actual results could differ materially from those expressed or implied in these forward-looking statements or could affect the extent to which a particular objective, projection, estimate, or prediction is realized.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: economic and market conditions; volatility of market prices, rates, and indices; political, legislative, regulatory, or judicial events; the Bank’s capital structure; membership changes; competitive forces; changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements; and timing and volume of market activity. This registration statement, including the Business section and Management’s Discussion and Analysis of Financial Condition and Results of Operations, should be read in conjunction with the Bank’s Financial Statements and Notes, which begin on page F-2.

Information Required in the Registration Statement

ITEM 1.	BUSINESS

At the Federal Home Loan Bank of San Francisco (Bank), our purpose is to enhance the availability of credit for residential mortgages and targeted community development by providing a readily available, low-cost source of funds for housing and community lenders. We are a wholesale bank—we link our customers to the worldwide capital markets and maintain a ready supply of liquidity so that funds are available when our customers need them. By providing needed liquidity and enhancing competition in the mortgage market, our credit and mortgage purchase programs benefit homebuyers and communities.

We are one of twelve regional Federal Home Loan Banks (FHLBanks) that serve the United States as part of the Federal Home Loan Bank System. Each FHLBank is a separate entity with its own Board of Directors, management, and employees. The FHLBanks operate under a federal charter and are government-sponsored enterprises (GSEs). The FHLBanks are regulated by the Federal Housing Finance Board (Finance Board), an independent federal agency. The FHLBanks are not government agencies and do not receive financial support from taxpayers. The U.S. government does not guarantee, directly or indirectly, the debt securities or other obligations of the Bank or the FHLBank System.

We have a unique, cooperative ownership structure. To access our products and services, a financial institution must be approved for membership and purchase capital stock in the Bank. The member’s stock requirement is generally based on its use of Bank products, subject to a minimum membership requirement that reflects the value of having ready access to the Bank as a reliable source of low-cost funds. Bank stock can be issued, exchanged, redeemed, and repurchased at its stated par value of $100 per share. It is not publicly traded.

Our members are financial services firms that represent a number of different sectors. As of March 31, 2005, the Bank’s membership consisted of 236 commercial banks, 75 credit unions, 34 savings institutions, 9 thrift and loan companies, and 4 insurance companies. Their principal places of business are located in Arizona, California, or Nevada, the three states that make up the 11th District of the FHLBank System, but many do business in other parts of the country. Members range in size from institutions with less than $10 million in assets to some of the largest savings institutions in the nation.

Our primary business is making low-cost, collateralized loans, known as “advances,” to our members. Advances may be fixed or adjustable rate, with terms ranging from one day to 30 years. We accept a wide range of collateral types, some of which cannot be pledged elsewhere or readily securitized. Members use advances to support growth in their mortgage loan portfolios, lower their funding costs, facilitate asset-liability management, manage interest rate risk, reduce on-balance sheet liquidity, offer a wider range of mortgage products to their customers, and improve profitability. Because members retain ownership of the loans they pledge to us, these loans do not have to meet the rigid investment criteria of the secondary market, which allows members greater underwriting flexibility and enables them to serve underserved communities more effectively.

To fund advances, the FHLBanks issue debt in the form of consolidated obligation bonds and discount notes (jointly referred to as consolidated obligations) through the FHLBank System’s Office of Finance, the fiscal agent for the issuance and servicing of consolidated obligations on behalf of the 12 FHLBanks. Because the FHLBanks’ consolidated obligations are rated Aaa by Moody’s Investors Service and AAA by Standard & Poor’s, the FHLBanks are able to raise funds at rates that are close to U.S. Treasury security yields. Our cooperative structure allows us to pass these low funding rates on to our members.

In addition to advances, we provide members with a competitive alternative to the traditional secondary mortgage market through our mortgage purchase program, the Mortgage Partnership Finance® (MPF®) Program. (“Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.) Members also benefit from our affordable housing and economic development programs, which provide grants and discounted loans that support their involvement in creating affordable housing and revitalizing communities.

Our Business Model

Our unique purpose and cooperative structure have led us to develop a business model that is different from that of a typical financial services firm. Our business model is based on the premise that we maintain a balance between our obligation to achieve our public policy mission to promote housing, homeownership, and community development through our activities with members, and our objective to provide adequate returns on the private capital provided by our members. We achieve this balance by delivering low-cost credit to help our members meet the credit needs of their communities while paying members a market-rate dividend.

As a cooperative designed to provide wholesale funding, we require that our members purchase capital to support their activities with the Bank. We leverage this capital by using our GSE status to borrow funds in the capital markets at rates slightly higher than Treasury rates. We lend these funds to our members at rates that are competitive with the cost of wholesale borrowing alternatives available to our largest members.

We also invest in AAA-rated mortgage-backed securities (MBS) up to the regulatory limit of three times capital and participate in the MPF Program. While these mortgage assets increase our earnings, they also modestly increase our interest rate risk profile. These mortgage portfolios, however, provide us with the financial flexibility to compete aggressively for our members’ wholesale borrowing business, pay our Resolution Funding Corporation (REFCORP) assessment, meet the funding requirements of the Affordable Housing Program, and pay a market-rate dividend.

This business model, approved by the Board of Directors, has worked well over the past several years. Our Board of Directors has adopted a policy that balances the trade-off between credit prices and dividends. We regularly assess the effectiveness of our low-cost credit policy based on the members’ total borrowings from us and on a comparison of how much they borrow from us relative to their use of other wholesale credit sources. We measure our dividend rate relative to a unique benchmark that is calculated as the combined average of (i) the daily average of the overnight Federal funds effective rate and (ii) the four-year moving average of the Treasury note yield calculated as the average of the three-year and five-year Treasury note yields. The benchmark is consistent with our interest rate risk and capital management goals.

Our financial strategies are designed to enable us to safely expand and contract our assets, liabilities, and capital in response to changes in membership composition and member credit needs. Our capital grows when members are required to purchase additional capital stock as they increase their advance borrowings or sell more mortgage loans to the Bank under the MPF Program. We also repurchase capital stock from members if their advances or mortgage loan balances decline below certain levels. As a result of these strategies, we have been able to achieve our housing mission by meeting member credit needs and to pay market rate dividends despite significant fluctuations in total assets, liabilities, and capital in recent years.

Products and Services

Advances. We offer a wide array of fixed and adjustable rate loans, called advances, with maturities ranging from one day to 30 years. We offer both standard and customized advance structures. Customized advances may include:

•	advances with non-standard indices;

•	advances with embedded options (such as interest rate caps, floors and collars, and call and put options);

•	advances with standard indices that are averaged;

•	amortizing advances;

•	advances with partial prepayment symmetry. (Partial prepayment symmetry means the Bank may charge the member a prepayment fee or pay the member a prepayment credit, depending on certain circumstances such as movements in interest rates, when the advance is prepaid.)

For each customized advance, we will typically execute an equal and offsetting mirror image derivative with an authorized counterparty to enable us to offset the customized features embedded in the advance. As of March 31, 2005, customized advances represented 18% of total advances outstanding.

All advances must be fully collateralized. To secure advances, members may pledge one- to four-family residential mortgage loans, multifamily mortgage loans, mortgage-backed securities, U.S. government and agency securities, deposits in the Bank, and certain other real estate-related collateral, such as commercial real estate loans. We may also accept secured small business, small farm, and small agribusiness loans as collateral from members that are community financial institutions. Community financial institutions are defined for 2005 as FDIC-insured depository institutions with average total assets over the preceding three-year period of $567 million or less.

To determine the maximum amount and term of the advances we will lend to a member, we assess the member’s creditworthiness and financial condition. We also value the collateral pledged to the Bank and conduct periodic collateral reviews to establish the amount we will lend against each collateral type for each member. We require delivery of all securities collateral and may also require delivery of loan collateral under certain conditions (for example, from a newly formed institution or when a member’s creditworthiness deteriorates).

We evaluate the type of collateral pledged by members and assign a borrowing capacity to the collateral based on a percentage of its fair value. The borrowing capacities include a margin for potential future credit exposure, estimated costs to liquidate, and the risk of a decline in the fair value of the collateral.

In general, our maximum borrowing capacities range from 50% to 100% of the fair value of the collateral. For example, Bank term deposits have a borrowing capacity of 100%, while small business loans have a maximum borrowing capacity of 50%. Securities pledged as collateral typically have higher borrowing capacities (80% to 99.5%) compared to first lien residential mortgage loans (75% to 90%) and other loans (50% to 80%) because they tend to have readily available market values, cost less to liquidate, and are delivered to the Bank when they are pledged.

Other factors that we consider in assigning borrowing capacity to a member’s collateral include the pledging method for loans (for example, specific identification, blanket lien, or required delivery), collateral field review results, the member’s financial strength and condition, and the concentration of collateral type by member. We monitor and review each member’s borrowing capacity and collateral requirements on a daily basis and adhere to our Collateral Guide when assigning borrowing capacity.

In accordance with the Federal Home Loan Bank Act of 1932, as amended (FHLB Act), any security interest granted to the Bank by any member or member affiliate has priority over the claims and rights of any other party, including any receiver, conservator, trustee, or similar entity that has the rights of a lien creditor, unless these claims and rights would be entitled to priority under otherwise applicable law and are held by actual purchasers or by parties that are secured by actual perfected security interests.

We perfect our security interest in loan collateral by completing a UCC-1 filing for each member. We may also take physical delivery of loan collateral if we determine that it is necessary based on the financial condition of a particular member. We have never experienced a credit loss on an advance.

As of March 31, 2005, we had $142.3 billion of advances outstanding. Members’ total borrowing capacity based on the estimated value of all collateral pledged as of that date was $234.4 billion. For the three months ended March 31, 2005, we had average advances outstanding of $141.8 billion and average collateral pledged with an average estimated borrowing capacity of $234.8 billion.

We examine a statistical sample of each member’s pledged loans every six months to every three years, depending on the risk profile of the member and the pledged collateral. The loan examination validates the loan ownership and existence of the loan note, determines whether we have a perfected interest in the loans, and validates that the critical legal documents exist and are accessible to us. The loan examination also identifies applicable secondary market discounts in order to assess salability and liquidation risk and value.

Based on the collateral held as security for advances, our policies and procedures for managing credit risk, and the fact that we have never had a credit loss on an advance, we have not established a loan loss allowance for advances.

Our advance products are designed to help members compete effectively in their markets and meet the credit needs of their communities. For lenders that choose to retain the mortgage loans they originate as assets (portfolio lenders), advances serve as a funding source for a variety of conforming and nonconforming mortgages. As a result, advances support a variety of housing market segments, including those focused on low-and moderate-income households. For members that sell or securitize mortgages and other assets, advances can provide interim funding.

Our credit products also help members with asset-liability management. Members can use a variety of advance types, with different maturities and payment characteristics, to match the characteristics of their assets and reduce their interest rate risk. We offer advances that are callable at the member’s option and advances with embedded caps and floors, which can reduce the interest rate risk associated with holding fixed rate mortgage loans and adjustable rate mortgage loans with embedded caps in portfolio.

When a member prepays an advance prior to original maturity, we may charge the member a prepayment fee, depending on certain circumstances such as movements in interest rates, at the time the advance is prepaid. For an advance with partial prepayment symmetry, we may charge the member a prepayment fee or pay the member a prepayment credit, depending on certain circumstances such as movements in interest rates, at the time the advance is prepaid. Our prepayment fee policy is designed to recover at least the net economic costs, if any, associated with the reinvestment of the advance prepayment proceeds, which enables us to be financially indifferent to the prepayment of the advance. During the three months ended March 31, 2005 and 2004, members prepaid advances with principal amounts of $0.2 billion and $0.5 billion, respectively, and the Bank received $51,000 and $2 million in prepayment fees, net of any prepayment credits, respectively. In 2004, 2003, and 2002, members prepaid advances with principal amounts of $2.3 billion, $3.7 billion, and $7.5 billion, respectively, and the Bank received $7 million, $15 million, and $9 million in prepayment fees, net of any prepayment credits, respectively.

At March 31, 2005, we had a concentration of advances totaling $101.6 billion outstanding to three members, representing 71% of total advances outstanding. Advances held by these three members generated approximately $647 million, or 69%, of advances interest income before the impact of interest rate exchange agreements for the three months ended March 31, 2005.

Because of this concentration in advances, we have implemented enhanced credit and collateral review procedures for these members. We also analyze the implications to our financial management and profitability if we were to lose the advances business of one or more of these customers. In addition, because of the funding alternatives of our largest members, we employ a market pricing practice for member credit to determine advance prices that reflect the market choices available to our largest members each day. We offer the same advance prices to all members each day, which means that all members benefit from this pricing strategy. In addition, if further price concessions are negotiated with any member to reflect market conditions on a given day, those price concessions are also made available to all members for the same product with the same terms on the same day.

For further information on advances concentration, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Concentration Risk—Advances.”

Standby Letters of Credit. We also provide members with standby letters of credit to support certain obligations of the members to third parties. Members may use standby letters of credit issued by the Bank to facilitate residential housing finance and community lending or for liquidity and asset-liability management purposes. Our underwriting and collateral requirements for standby letters of credit are the same as our underwriting and collateral requirements for advances. As of March 31, 2005, we had $767 million in standby letters of credit outstanding.

Mortgage Loans. To provide our members with an alternative to holding fixed rate residential mortgage loans in portfolio or selling them into the secondary market, we began purchasing mortgage loans directly from eligible members under the MPF Program in 2002. Under the program, a participating member that originates or purchases fixed rate residential mortgage loans sells them to the Bank, and generally retains the servicing of the loans. The member also shares in the credit risk of the loans, referred to as its “credit enhancement obligation,” and is paid credit enhancement fees by the Bank for sharing in this risk. We are responsible for managing the interest rate risk and prepayment risk of the loans we purchase and retain.

The Federal Home Loan Bank of Chicago, which developed the MPF Program, provides programmatic and operational support for the program. It establishes the minimum eligibility standards for members to participate in the program, the structure of MPF products, and the standard eligibility criteria for the loans; establishes pricing and manages the delivery mechanism for the loans; and publishes and maintains the MPF Origination Guide and the MPF Servicing Guide. In addition, the Federal Home Loan Bank of Chicago acts as master servicer and as master custodian for the Bank for MPF loans and is compensated for these services through fees paid by the Bank.

Both the Bank and the Federal Home Loan Bank of Chicago must approve a member of the Bank to become a participant in the MPF Program. To be eligible for approval, a member must meet the loan origination, servicing, reporting, credit, and collateral standards established by the Bank and the Federal Home Loan Bank of Chicago for the program.

Mortgage loans purchased under the MPF Program generally must comply with the underwriting standards set forth in the MPF Origination Guide. The loans must be qualifying conventional conforming fixed rate, first lien mortgage loans with fully amortizing loan terms of up to 30 years or 15- and 30-year FHA-insured and VA-guaranteed fixed rate, first lien mortgage loans. The loans must be secured by owner-occupied, single-family residential properties. As of March 31, 2005, we held $5.9 billion in conventional conforming residential loans in portfolio (net of participation interests held by the Federal Home Loan Bank of Chicago), and we had not purchased any FHA-insured or VA-guaranteed mortgage loans.

We may allow one or more of the other FHLBanks to purchase participations in all or a portion of the loans we purchase. As of March 31, 2005, the Federal Home Loan Bank of Chicago participated in 22,479 MPF loans owned by the Bank. These loans had a total outstanding principal balance of $3.8 billion, and the Federal Home Loan Bank of Chicago had a $1.4 billion participation interest in the loans. Under the participation agreement with the Federal Home Loan Bank of Chicago, the credit risk and prepayment risk of the loans are shared pro-rata between the two FHLBanks according to their respective interests in the loans. As of March 31, 2005, no other FHLBank had purchased participation interests in our MPF loans, and we had not purchased participation interests in loans owned by any other FHLBank.

The MPF Servicing Guide establishes the MPF Program requirements for loan servicing and servicer eligibility. Members retain servicing on the loans they sell to us, but with our approval, they may sell the servicing rights to another eligible member of the Bank. We may permit the transfer of the member’s credit enhancement obligation to another member of the Bank. As of March 31, 2005, all of our participating members had retained their servicing rights and credit enhancement obligations.

We enter into a Master Commitment with a member, which quantifies the amount of mortgage loans the member expects to sell to the Bank. In connection with selling the mortgage loans to us, the member makes representations that all mortgage loans delivered to us have the characteristics of an investment quality mortgage. An investment quality mortgage under the MPF Program is a loan that is made to a borrower from whom repayment of the debt can be expected, is adequately secured by real property, and is originated and serviced in accordance with the MPF Origination Guide and MPF Servicing Guide.

The loans we acquire under the MPF Program generally have a credit risk exposure equivalent to AA-rated assets taking into consideration the credit risk sharing structure mandated by the Finance Board’s Acquired Member Asset (AMA) regulation. The MPF Program structures potential credit losses on conventional MPF loans into layers with respect to each pool of loans purchased by the Bank under each Master Commitment:

1.	The first layer of protection against loss is the liquidation value of the real property securing the loan.

2.	The next layer of protection comes from the primary mortgage insurance that is required for loans with a loan-to-value ratio greater than 80%.

3.	Losses that exceed the liquidation value of the real property and any primary mortgage insurance, up to an agreed-upon amount called the “First Loss Account” for each Master Commitment, are incurred by the Bank.

4.	Losses in excess of the First Loss Account for each Master Commitment, up to an agreed-upon amount called the “credit enhancement amount,” are covered by the member’s credit enhancement obligation.

5.	Losses in excess of the First Loss Account and the member’s remaining credit enhancement for the Master Commitment, if any, are incurred by the Bank.

The First Loss Account provided by the Bank is a memorandum account, a record-keeping mechanism we use to track the amount of potential expected losses for which we are liable on each Master Commitment (before the member’s credit enhancement is used to cover losses).

The credit enhancement amount for each Master Commitment, together with any primary mortgage insurance coverage, is sized to limit the Bank’s credit losses in excess of the First Loss Account to those that would be expected on an equivalent investment with a long-term credit rating of AA, as determined by the MPF Program methodology. As required by the AMA regulation, the MPF Program methodology has been confirmed by a nationally recognized statistical rating organization (NRSRO) to be “comparable to a methodology that the NRSRO would use in determining credit enhancement levels when conducting a rating review of the asset or pool of assets in a securitization transaction.” By requiring credit enhancement in the amount determined by the MPF Program methodology, the Bank expects to have the same probability of incurring credit losses in excess of the First Loss Account and the member’s credit enhancement obligation on any Master Commitment on mortgage loans purchased as an investor has of incurring credit losses on an equivalent investment with a long-term credit rating of AA.

Before delivering loans for purchase under the MPF Program, the member submits data on the individual loans to the Federal Home Loan Bank of Chicago, which calculates the loan level credit enhancement amount needed. The rating agency model used considers many characteristics, such as loan-to-value ratio, property type, loan purpose, borrower’s credit scores, and loan term to determine the loan level credit enhancement amount. The resulting credit enhancement amount for each loan purchased is accumulated under a Master Commitment to establish a pool level credit enhancement amount for the Master Commitment. A member may have multiple Master Commitments, each of which is unique based on the actual loans delivered into the Master Commitment.

Our mortgage loan portfolio currently consists of two MPF products: Original MPF and MPF Plus, which differ from each other in the way the First Loss Account is determined, the options available for covering the member’s credit enhancement obligation, and the fee structure for the credit enhancement fees. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk—MPF Program.”

As of March 31, 2005, we held $0.5 billion in mortgage loans purchased under Original MPF and $5.4 billion in mortgage loans purchased under MPF Plus. For the three months ended March 31, 2005, we reduced net interest income for credit enhancement fees by $0.1 million for Original MPF and $1.3 million for MPF Plus. Our liability for performance-based credit enhancement fees for MPF Plus was $2 million at March 31, 2005.

Investments. We invest in high-quality financial instruments to facilitate our role as a cost-effective provider of credit and liquidity to members. We invest in short-term unsecured Federal funds sold, negotiable certificates of deposit (interest-bearing deposits in banks), and commercial paper with member and nonmember counterparties. Our investments also include housing finance agency bonds issued by housing finance agencies located in the 11th District of the FHLBank System. These bonds currently are all AAA-rated mortgage revenue bonds (federally taxable) that are collateralized by pools of residential mortgages and credit-enhanced by bond insurance. In addition, our investments include AAA-rated non-agency MBS, some of which are issued by and/or purchased from members or their affiliates, and MBS that are guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. The MBS guaranteed by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. We have adopted credit policies and exposure limits for investments that promote diversification and liquidity. These policies restrict the amounts and terms of our investments according to our own capital position as well as the capital and creditworthiness of the individual counterparty, with different unsecured credit limits for members and nonmembers. We execute all investments, non-MBS and MBS, without preference to the status of the counterparty or the issuer of the investment as a nonmember, member, or affiliate of a member.

Additional information about investments is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Risk—Investments” and in Note 5 and Note 6 to our 2004 Financial Statements.

Affordable Housing Program. Through our Affordable Housing Program (AHP), we provide subsidies to assist in the purchase, construction, or rehabilitation of housing for households earning up to 80% of the median income for the area in which they live. Each year, we set aside 10% of the current year’s income for the AHP, to be awarded in the following year. All subsidies are funded to affordable housing sponsors or developers through our members in the form of direct grants or discounted advances. Since 1990, we have awarded approximately $346 million in AHP grants for the creation of approximately 65,000 affordable homes.

Currently, we allocate approximately 80% of our annual AHP subsidy to our competitive AHP, in which applications for specific owner-occupied and rental housing projects are submitted by members and are evaluated and scored by the Bank in a competitive process that occurs twice a year. We offer the remaining 20% to homebuyers through two homeownership set-aside programs, in which members reserve funds to be used as matching grants for eligible homebuyers.

Discounted Credit Programs. We offer members two discounted credit programs that may be used in conjunction with advances and standby letters of credit. The Community Investment Program may be used to fund mortgages for low- and moderate-income households, to finance first-time homebuyer programs, to create and maintain affordable housing, and to support other lending activities related to housing for low- and moderate-income families. The Advances for Community Enterprise (ACE) Program may be used to fund projects and activities that create or retain jobs or provide services or other benefits for low- and moderate-income people and communities. ACE funds may be used to support community lending and economic development, including small business, community facilities, and public works projects.

Funding Sources

We obtain most of our funds from the sale of the FHLBanks’ debt instruments (consolidated obligations), which consist of consolidated obligation bonds and discount notes. Consolidated obligations are the joint and several obligations of all the FHLBanks and are sold through the Office of Finance using authorized securities dealers. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor. The Finance Board’s regulation provides a general framework for addressing the possibility that an FHLBank may be unable to repay the consolidated obligations for which it is the primary obligor. For more information, see Note 18 to our 2004 Financial Statements. The Finance Board has never called on us to repay the principal or interest on any other FHLBank’s consolidated obligations. Although consolidated obligations are backed only by the financial resources of the 12 FHLBanks and are not guaranteed by the U.S. government, the capital markets have traditionally treated the FHLBanks’ consolidated obligations as federal agency debt, providing the FHLBanks with access to funding at relatively favorable rates. Moody’s Investors Service has rated the FHLBanks’ consolidated obligations Aaa/P-1, and Standard & Poor’s has rated them AAA/A-1+.

Finance Board regulations govern the issuance of debt on behalf of the FHLBanks and related activities. Through December 31, 2000, the Finance Board issued consolidated obligations on behalf of the FHLBanks through the Office of Finance. Effective January 1, 2001, the Finance Board discontinued issuing debt on behalf of the FHLBanks; instead, in accordance with section 11(a) of the FHLB Act and Finance Board regulations, all new debt is jointly issued by the FHLBanks through the Office of Finance, which serves as their fiscal agent. The change did not otherwise affect the operations in our funding process. Pursuant to Finance Board regulations, the Office of Finance, often in conjunction with the FHLBanks, has adopted policies and procedures for consolidated obligations that may be issued by the FHLBanks. The policies and procedures relate to the frequency and timing of issuance of consolidated obligations, issue size, minimum denomination, selling concessions, underwriter qualifications and selection, currency of issuance, interest rate change or conversion features, call or put features, principal amortization features, and selection of clearing organizations and outside counsel. The Office of Finance has responsibility for facilitating and approving the issuance of the consolidated obligations in accordance with these policies and procedures. In addition, the Office of Finance has the authority to restrict or prohibit the FHLBanks’ requests to issue consolidated obligations that are otherwise allowed by its policies and procedures if it determines that its action is consistent with the Finance Board requirement that consolidated obligations be issued efficiently and at the lowest all-in cost over time, consistent with: prudent risk management practices, prudent debt parameters, short- and long-term market conditions, and the FHLBanks’ role as government-sponsored enterprises; maintaining reliable access to the short-term and long-term capital markets; and positioning the issuance of debt to take advantage of current and future capital market opportunities. The Office of Finance’s authority to restrict or prohibit the Bank’s requests for issuance of consolidated obligations has not adversely impacted the Bank’s ability to finance its operations. The Office of Finance also services all outstanding FHLBank debt, serves as a source of information for the FHLBanks on capital market developments, and prepares the FHLBanks’ combined quarterly and annual financial statements. In addition, it administers the REFCORP and the Financing Corporation (FICO), two corporations established by Congress in the 1980s to provide funding for the resolution and disposition of insolvent savings institutions.

Consolidated Obligation Bonds. Consolidated obligation bonds are issued under various programs. Typically, the maturities of these securities range from 1 to 15 years, but the maturities are not subject to any statutory or regulatory limit. The bonds can be fixed or adjustable rate, callable or non-callable, or contain other features allowed by Office of Finance guidelines. They may be issued and distributed daily through negotiated or competitively bid transactions with approved underwriters or selling group members.

We receive 100% of the proceeds of a bond issued via direct negotiation with underwriters of debt when we are the only FHLBank involved in the negotiation. In these cases, we are the sole primary obligor on the consolidated obligation bond. When we and one or more other FHLBanks jointly negotiate the issuance of a bond directly with underwriters, we receive the portion of the proceeds of the bond agreed upon with the other

FHLBanks; in those cases, we are the primary obligor for a pro-rata portion of the bond, including all customized features and terms, based on proceeds received.

We may also request specific amounts of specific consolidated bonds to be offered by the Office of Finance for sale via competitive auction conducted with underwriters in a bond selling group. One or more other FHLBanks may also request amounts of those same bonds to be offered for sale for their benefit via the same auction. We may receive zero to 100% of the proceeds of the bonds issued via competitive auction depending on: (i) the amounts and costs for the consolidated obligation bonds bid by underwriters; (ii) the maximum costs we or other FHLBanks participating in the same issue, if any, are willing to pay for the bonds; and (iii) guidelines for allocation of bond proceeds among multiple participating FHLBanks administered by the Office of Finance.

Consolidated Obligation Discount Notes. The FHLBanks also issue consolidated obligation discount notes to provide short-term funds for advances to members and for short-term investments. These securities have maturities up to 360 days and may be offered daily through a consolidated obligation discount note selling group and through other authorized underwriters. Discount notes are issued at a discount and mature at par.

On a daily basis, we may request specific amounts of discount notes with specific maturity dates to be offered by the Office of Finance at a specific cost for sale to underwriters in the discount note selling group. One or more other FHLBanks may also request amounts of discount notes with the same maturities to be offered for sale for their benefit the same day. The Office of Finance commits to issue discount notes on behalf of the participating FHLBanks when underwriters in the selling group submit orders for the specific discount notes offered for sale. We may receive zero to 100% of the proceeds of the discount notes issued via this sales process depending on: (i) the maximum costs we or other FHLBanks participating in the same discount notes, if any, are willing to pay for the discount notes; (ii) the order amounts for the discount notes submitted by underwriters; and (iii) guidelines for allocation of discount note proceeds among multiple participating FHLBanks administered by the Office of Finance.

Twice weekly, we may also request specific amounts of discount notes with fixed terms to maturity ranging from 4 weeks to 26 weeks to be offered by the Office of Finance for sale via competitive auction conducted with underwriters in the discount note selling group. One or more other FHLBanks may also request amounts of those same discount notes to be offered for sale for their benefit via the same auction. The discount notes offered for sale via competitive auction are not subject to a limit on the maximum costs the FHLBanks are willing to pay. We may receive zero to 100% of the proceeds of the discount notes issued via competitive auction depending on: (i) the amounts and costs for the discount notes bid by underwriters and (ii) the guidelines for allocation of discount note proceeds among multiple participating FHLBanks administered by the Office of Finance. Most of our issuance of discount notes is conducted via the twice-weekly auction.

Segment Information

Management analyzes financial performance based on the adjusted net interest income of two operating segments, the advances-related business and the mortgage-related business.

The advances-related business consists of advances and other credit products provided to members, related financing and hedging instruments, liquidity and other non-MBS investments associated with our role as a liquidity provider, and member capital. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on all business activities in this segment and the cost of funding those activities, including earnings on invested member capital and the cash flows from associated interest rate exchange agreements.

The mortgage-related business consists of MBS investments, mortgage loans acquired through the MPF Program, the consolidated obligations specifically identified as funding those assets, and related hedging instruments. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on the MBS securities and mortgage loans and the cost of the consolidated obligations funding those assets, including the cash flows from associated interest rate exchange agreements, less the provision for credit losses on mortgage loans.

Additional information about business segments is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Segment Information” and in Note 14 to our 2004 Financial Statements.

Use of Interest Rate Exchange Agreements

We use interest rate exchange agreements (exchange agreements), also known as “derivatives,” as part of our interest rate risk management and funding strategies to reduce identified risks inherent in the normal course of business. Exchange agreements may include interest rate swaps (including callable swaps and putable swaps), swaptions, and interest rate cap and floor agreements.

The Finance Board’s regulations, its Financial Management Policy, and the Bank’s Risk Management Policy all establish guidelines for our use of exchange agreements. These regulations and policies prohibit trading in exchange agreements for profit and any other speculative use of these instruments. They also limit the amount of credit risk allowable from exchange agreements.

We primarily use exchange agreements to manage our exposure to changes in interest rates. The goal of our interest rate risk management strategy is not to eliminate interest rate risk, but to manage it within appropriate limits. One key way we manage interest rate risk is to acquire and maintain a portfolio of assets and liabilities, which, together with their associated exchange agreements, are conservatively matched with respect to the expected maturities or repricings of the assets and the liabilities.

We may also use exchange agreements to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments (such as advances and outstanding bonds) to achieve risk management objectives. Upon request, we may also execute exchange agreements to act as a counterparty with member institutions for their own risk management activities.

At March 31, 2005, the total notional amount of our outstanding exchange agreements was $215.3 billion. The notional amount of an exchange agreement serves as a basis for calculating periodic interest payments or cash flows and is not a measure of the amount of credit risk from that transaction.

We are subject to credit risk in derivatives transactions in which we have an unrealized fair value gain because of the potential nonperformance by the derivatives counterparty. We seek to reduce this credit risk by executing derivatives transactions only with highly rated financial institutions. In addition, the legal agreements governing our derivatives transactions require the credit exposure of all derivatives transactions with each counterparty to be netted and require each counterparty to deliver high quality collateral to us once a specified net unsecured credit exposure is reached. At March 31, 2005, the maximum credit exposure of the Bank was approximately $24 million; after delivery of required collateral the net unsecured credit exposure was approximately $1 million.

We measure the market risk of derivatives on a portfolio basis, taking into account the entire balance sheet and all derivatives transactions. The market risk of the derivatives and the hedged items is included in the measurement of our various market risk measures, including duration gap (the difference between the expected weighted average maturities of our assets and liabilities), which was one month at March 31, 2005. This low interest rate risk profile reflects our conservative asset-liability mix, which is achieved through integrated use of derivatives in our daily financial management.

Capital

From its enactment in 1932, the FHLB Act provided for a subscription-based capital structure for the FHLBanks. The amount of capital stock that each FHLBank issued was determined by a statutory formula establishing how much FHLBank stock each member was required to purchase. With the enactment of the Gramm-Leach-Bliley Act of 1999 (GLB Act), Congress replaced the statutory subscription-based member stock purchase formula with requirements for total capital, leverage capital, and risk-based capital for the FHLBanks and required the FHLBanks to develop new capital plans to replace the previous statutory structure.

We implemented our capital plan on April 1, 2004. In general, the capital plan requires each member to own stock in an amount equal to the greater of a membership stock requirement or an activity-based stock requirement. We may adjust these requirements from time to time within limits established in the capital plan. Any changes to our capital plan must be approved by our Board of Directors and the Finance Board.

The capital plan is similar to the prior capital structure because it bases the stock purchase requirement on the level of activity a member has with the Bank, subject to a minimum membership requirement that reflects the value of having access to the Bank as a reliable funding source.

Bank stock cannot be publicly traded, and it can be issued, exchanged, redeemed, and repurchased at its stated par value of $100 per share. Under the new capital plan, capital stock will be redeemed upon five years’ notice, subject to certain conditions. In addition, we have the discretion to repurchase excess stock from members. Ranges have been built into the capital plan to allow us to adjust the stock purchase requirements to meet our regulatory capital requirements, if necessary.

Competition

Demand for Bank advances is affected by many factors, including the availability and cost of other sources of funding for members, including retail deposits. We compete with our members’ other suppliers of wholesale funding, both secured and unsecured. These suppliers may include securities dealers, commercial banks, and other FHLBanks when our members’ affiliated institutions are members of other FHLBanks.

Under the FHLB Act and Finance Board regulations, affiliated institutions may be members of different FHLBanks. The three members of the Bank with the greatest amounts of advances outstanding as of March 31, 2005, have had and continue to have affiliated institutions that are members of other FHLBanks, and these members may have access, through their affiliates, to advances from those other FHLBanks. Our ability to compete successfully for the advances business of our members depends primarily on our profit markups, credit and collateral terms, prepayment terms, product features such as embedded options and responsiveness and ability to meet members’ specific requests on a timely basis.

Members may have access to alternative funding sources through sales of securities under agreements to resell. Larger members may have access to many more funding alternatives, including independent access to the national and global credit markets. The availability of alternative funding sources for members can significantly influence the demand for our advances and can vary as a result of many factors, including, among others, market conditions, members’ creditworthiness, and the availability of collateral.

We also compete, primarily with Fannie Mae and Freddie Mac, for the purchase of mortgage loans from members. We compete primarily on the basis of price, products, and services offered. In addition, we may also compete indirectly with other FHLBanks with which members have a relationship through affiliates. Most of the FHLBanks offer the MPF Program to their members, and some offer a similar program known as the Mortgage Purchase Program (MPP). Competition among FHLBanks for MPF business may be affected by the requirement that a member or its affiliates can sell loans into the MPF Program through only one FHLBank relationship at a time. One of our three largest members has opted to sell its loans into the MPF Program through an affiliate that is a member of another FHLBank.

The FHLBanks also compete with the U.S. Department of the Treasury, Fannie Mae, Freddie Mac, and other GSEs, as well as corporate, sovereign, and supranational entities, for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lesser amounts of debt issued at the same cost than otherwise would be the case.

Regulatory Oversight, Audits, and Examinations

The FHLBanks are supervised and regulated by the Finance Board, which is an independent agency in the executive branch of the U.S. government. The Finance Board ensures that the FHLBanks carry out their housing and community development finance mission, remain adequately capitalized and able to raise funds in the capital markets, and operate in a safe and sound manner. The Finance Board also establishes regulations governing the operations of the FHLBanks. The Finance Board appoints 6 of the Bank’s 14 directors.

The Finance Board has broad supervisory authority over the FHLBanks, including, but not limited to, the power to remove for cause any director, officer, employee, or agent of an FHLBank; to issue and serve a notice of charges upon an FHLBank or any executive officer or director to stop or prevent any unsafe or unsound practice or violation of law, order, rule, regulation, or condition imposed in writing; and to require any one or more of the FHLBanks to repay the primary obligations of another FHLBank on outstanding consolidated obligations.

The Finance Board is supported entirely by assessments from the 12 FHLBanks. To assess the safety and soundness of the Bank, the Finance Board conducts an annual on-site examination of the Bank and periodic off-site reviews of its financial operations. In addition, we are required to submit information on our financial condition and results of operations each month to the Finance Board.

On June 29, 2004, the Finance Board published its final rule requiring the FHLBanks to register a class of equity securities with the Securities and Exchange Commission (SEC) under Section 12(g)(1) of the Securities Exchange Act of 1934 (1934 Act) no later than June 30, 2005, with registration to be effective no later than August 29, 2005. Registration of equity securities will require the FHLBanks to comply with the disclosure and reporting requirements of the 1934 Act and to file annual, quarterly, and current reports with the SEC, as well as meet other SEC requirements.

We have an audit committee of the Board of Directors and an internal audit department. An independent public accounting firm audits our annual financial statements. The independent accountant conducts these audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Bank, the Finance Board, and Congress all receive the audit reports.

As federally chartered corporations, the 12 FHLBanks are subject to general congressional oversight. Each FHLBank must submit annual management reports to Congress, the President, the Office of Management and Budget, and the Comptroller General. These reports include a statement of financial condition, a statement of operations, a statement of cash flows, a statement of internal accounting and administrative control systems, and the report of the independent public accountants on the financial statements.

The Comptroller General has authority under the FHLB Act to audit or examine the Finance Board and the FHLBanks and to decide the extent to which they fairly and effectively fulfill the purposes of the FHLB Act. Furthermore, the Government Corporations Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent public accounting firm. If the Comptroller General conducts such a review, then he or she must report the results and provide his or her recommendations to Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his or her own audit of any financial statements of an FHLBank.

Pursuant to the FHLB Act and the Government Corporations Control Act, the U.S. Secretary of the Treasury has oversight over the issuance of FHLBank debt through the Office of Finance.

All of the FHLBanks’ financial institution members are subject to extensive federal and/or state laws and regulations, and changes to these laws or regulations or to related policies might also adversely or favorably affect the business of the 12 FHLBanks.

Employees

We had 234.6 full-time equivalent employees at March 31, 2005. Our employees are not represented by a collective bargaining unit, and we consider our relationship with our employees to be satisfactory.

ITEM 2.	FINANCIAL INFORMATION

Selected Financial Data

The following selected financial data of the Federal Home Loan Bank of San Francisco (Bank) should be read in conjunction with the financial statements and interim financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

The results of operations data for the three months ended March 31, 2005 and 2004, and the financial position data as of March 31, 2005 and 2004, were derived from unaudited financial statements and notes thereto included elsewhere herein. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of such information. The results of operations for the three months ended March 31, 2005, are not necessarily indicative of the results that may be achieved for the full year.

The results of operations data for the years ended December 31, 2004, 2003, and 2002, and the financial position data as of December 31, 2004 and 2003, are derived from the audited financial statements and notes thereto included elsewhere herein. The results of operations data for the years ended December 31, 2001 and 2000, and the financial position data as of December 31, 2002, 2001, and 2000, are derived from the audited financial statements not included herein.

Financial Highlights

	Three months ended March 31,		Year Ended December 31,
(Dollars in millions)	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
Selected Balance Sheet Items at Period End
Total Assets	$192,761	$148,315	$184,982	$132,390	$116,129	$135,384	$140,198
Advances	142,316	106,250	140,254	92,330	81,237	102,255	110,032
Mortgage Loans	5,855	6,431	6,035	6,445	262	—	—
Mortgage-Backed Securities	23,866	17,964	21,957	16,317	16,001	13,769	10,763
Consolidated Obligations:[1]
Bonds	160,111	110,709	148,109	92,751	95,822	104,685	97,373
Discount Notes	21,277	28,501	26,257	31,882	12,447	21,283	32,098
Capital Stock—Class B—Putable[2]	8,117	—	7,765	—	—	—	—
Capital Stock—Putable[2]	—	6,285	—	5,739	5,586	6,752	6,268
Total Capital	8,234	6,382	7,900	5,846	5,685	6,809	6,292
Capital to Assets Ratio[3]	4.30%	4.32%	4.30%	4.42%	4.90%	5.03%	4.49%

Operating Results
Net Interest Income	$159	$119	$542	$445	$524	$569	$555
Net Income	62	46	293	323	292	425	377
Net Interest Margin	0.34%	0.34%	0.34%	0.39%	0.43%	0.42%	0.44%
Operating Expenses as a Percent of Average Assets	0.03	0.04	0.04	0.05	0.04	0.04	0.03
Return on Equity	3.11	3.00	4.23	5.90	4.73	6.49	6.37
Dividend Rate	4.25	3.95	4.07	4.29	5.45	5.99	7.17
Dividend Benchmark[4]	2.87	2.46	2.49	2.79	3.36	4.69	6.01
Spread of Dividend Rate to Dividend Benchmark	1.38	1.49	1.58	1.50	2.09	1.30	1.16

[1]

All of the Federal Home Loan Banks (FHLBanks) have joint and several liability for FHLBank consolidated obligations. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor. The Bank has never been asked or required to repay the principal or interest on any consolidated obligation on behalf of another FHLBank. The par amount of the outstanding consolidated obligations of all 12 FHLBanks at the dates indicated was as follows:

Par amount
March 31, 2005	$872,733
March 31, 2004	781,117
December 31, 2004	869,242
December 31, 2003	759,529
December 31, 2002	680,695
December 31, 2001	637,332
December 31, 2000	614,065

[2]	On April 1, 2004, the Bank replaced its subscription-based capital stock structure as mandated by the Gramm-Leach-Bliley Act of 1999.
[3]	For this purpose, capital includes mandatorily redeemable capital stock.
[4]	Dividend benchmark is calculated as the combined average of (i) the daily average of the overnight Federal funds effective rate and (ii) the four-year moving average of the U.S. Department of Treasury note yield calculated as the average of the three-year and five-year U.S. Department of Treasury note yields.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Bank’s Financial Statements and Notes, which begin on page F-2 of this Form 10.

OVERVIEW

The Bank maintains a balance between its obligation to achieve its public policy mission to promote housing, homeownership, and community development through its activities with members, and its objective to provide adequate returns on the private capital provided by its members. The Bank achieves this balance by delivering low-cost credit to help its members meet the credit needs of their communities while paying members a market-rate dividend.

The Bank’s financial strategies are designed to enable it to safely expand and contract its assets, liabilities, and capital in response to changes in membership composition and member credit needs. The Bank’s capital grows when members are required to purchase additional capital stock as they increase their advance borrowings or sell more mortgage loans to the Bank under the Mortgage Partnership Finance® (MPF®) Program. (“Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.) The Bank may also repurchase capital stock from members if their advances or mortgage loan balances decline below certain levels. As a result of these strategies, the Bank has been able to achieve its housing mission by meeting member credit needs and to pay market-rate dividends despite significant fluctuations in total assets, liabilities, and capital in recent years.

The Bank measures its dividend rate on its capital stock relative to a unique dividend benchmark that is calculated as the combined average of (i) the daily average of the overnight Federal funds effective rate and (ii) the four-year moving average of the U.S. Department of Treasury note yield calculated as the average of the three-year and five-year U.S. Department of Treasury note yields. The benchmark is consistent with the Bank’s interest rate risk and capital management goals.

Three Months Ended March 31, 2005 and 2004

The Bank’s dividend rate for the first quarter of 2005 was 4.25%, compared to 3.95% in the first quarter of 2004. The spread between the dividend and the dividend benchmark decreased to 1.38% for the first quarter of 2005 from 1.49% for the first quarter of 2004.

Total assets grew to $192.8 billion at March 31, 2005, from $185.0 billion at December 31, 2004, primarily because of an increase in Federal funds sold to $13.6 billion at March 31, 2005, from $8.5 billion at December 31, 2004, and an increase in advances to $142.3 billion at March 31, 2005, from $140.3 billion at December 31, 2004.

Net income for the first quarter of 2005 totaled $62 million, compared to $46 million in the first quarter of 2004. This increase was primarily due to higher average interest-earning assets outstanding and higher average yields, partially offset by the net effect of unrealized fair value adjustments on trading securities, derivatives, and hedged items, which resulted in a net unrealized fair value loss of $29 million in the first quarter of 2005, compared to a net unrealized fair value loss of $18 million in the first quarter of 2004. Net unrealized fair value gains or losses are primarily a matter of timing because they will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements. Nearly all of the Bank’s derivatives and hedged instruments are held to maturity, call date, or put date.

Net interest income increased $40 million, or 34%, to $159 million in the first quarter of 2005 from $119 million in the first quarter of 2004. The increase in net interest income was driven primarily by higher average interest-earning assets outstanding and higher average yields resulting from several increases in short-term market interest rates in response to Federal Reserve actions over the prior year, particularly in the advances and mortgage-backed securities portfolios, combined with higher average capital balances.

Years Ended December 31, 2004 and 2003

The Bank’s annual dividend rate for 2004 was 4.07%, compared to 4.29% in 2003. The spread between the dividend and the dividend benchmark increased to 1.58% for 2004 from 1.50% for 2003.

Total assets grew to $185.0 billion at yearend 2004 from $132.4 billion at yearend 2003, primarily due to strong advance growth to $140.3 billion at yearend 2004 from $92.3 billion at yearend 2003.

Net income for 2004 totaled $293 million, compared to $323 million in 2003. This decrease was primarily due to the net effect of unrealized fair value adjustments on trading securities, derivatives, and hedged items, which resulted in a net unrealized fair value gain of $4 million in 2004, compared to $80 million in 2003. Nearly all of the Bank’s derivatives and hedged instruments are held to maturity, call date, or put date. Net unrealized fair value gains or losses are primarily a matter of timing because they will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements.

Net interest income increased $97 million, or 22%, to $542 million in 2004 from $445 million in 2003. The increase in net interest income was driven primarily by higher average interest-earning assets outstanding, particularly in the advances and mortgage portfolios, combined with higher average capital balances.

RESULTS OF OPERATIONS

The primary source of Bank earnings is net interest income, which is the interest earned on advances, mortgage loans, and investments, less interest paid on consolidated obligations, deposits, and other borrowings.

Comparison of Three Months Ended March 31, 2005, to Three Months Ended March 31, 2004

The following Average Balance Sheets table presents average balances of earning asset categories and the sources that fund those earning assets (liabilities and capital) for the three months ended March 31, 2005 and 2004, together with the related interest income and expense. It also presents the average rate on total earning assets and the average cost of total funding sources.

Average Balance Sheets

	Three months ended
	March 31, 2005				March 31, 2004
(In millions)	Average Balance		Interest Income/ Expense	Average Yield	Average Balance		Interest Income/ Expense	Average Yield
Assets
Interest-earning assets:
Interest-bearing deposits in banks	$5,452		$33	2.45%	$3,436		$9	1.05%
Resale agreements	293		2	2.77	4,403		11	1.00
Federal funds sold	9,988		62	2.52	8,605		22	1.03
Trading securities:
MBS	319		4	5.09	420		6	5.75
Other investments	92		1	4.41	626		2	1.28
Held-to-maturity securities:
MBS	22,000		223	4.11	15,818		137	3.48
Other investments	2,078		14	2.73	2,861		9	1.27
Mortgage loans	5,942		75	5.12	6,437		78	4.87
Advances[1]	141,825		918	2.63	99,215		312	1.26
Deposits for mortgage loan program with other FHLBank	—		—		5		—	0.84
Loans to other FHLBanks	8		—	2.28	15		—	1.09

Total interest-earning assets	187,997		1,332	2.87	141,841		586	1.66
Other assets[2]	2,045		—	—	2,033		—	—

Total Assets	$190,042		$1,332	2.84%	$143,874		$586	1.64%

Liabilities and Capital
Interest-bearing liabilities:
Consolidated obligations:
Bonds[1]	$159,019		$1,049	2.68%	$98,627		$370	1.51%
Discount notes[1]	20,268		121	2.42	36,622		96	1.05
Deposits	484		2	1.68	547		1	0.74
Borrowings from other FHLBanks	20		—	2.43	1		—	0.67
Mandatorily redeemable capital stock	53		1	4.25	17		—	3.95
Other borrowings	17		—	2.67	3		—	1.22

Total interest-bearing liabilities	179,861		1,173	2.64	135,817		467	1.38
Other liabilities[2]	2,069		—	—	1,922		—	—

Total Liabilities	181,930		1,173	2.61	137,739		467	1.36
Total Capital	8,112		—	—	6,135		—	—

Total Liabilities and Capital	$190,042		$1,173	2.50%	$143,874		$467	1.31%

Net Interest Income			$159				$119

Net Interest Spread[3]				0.23%				0.28%

Net Interest Margin[4]				0.34%				0.34%

Total Average Assets/Capital Ratio[5]	23.3	x			23.4	x

Interest-bearing Assets/ Interest-bearing Liabilities	1.0	x			1.0	x

[1]	Interest income/expense and average rates include the effect of associated interest rate exchange agreements.
[2]	Includes forward settling transactions and fair value adjustments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.
[3]	Net interest spread is the difference between the average rate earned on interest-earnings assets and the average rate paid on interest-bearing liabilities.
[4]	Net interest margin is net interest income (annualized) divided by average interest-earning assets.
[5]	For this purpose, capital includes mandatorily redeemable capital stock.

The net interest margin was 0.34% during the first quarters of both 2005 and 2004. The net interest spread was 5 basis points lower during the first quarter of 2005 compared to the first quarter of 2004. The net interest margin remained flat because of offsetting factors resulting from higher yields on invested capital, offset by slightly lower profit spreads on the growing advances portfolio and the combined mortgage loan and MBS portfolios. The net interest spread decreased in part because of slightly lower profit spreads on the growing advances portfolio and the combined mortgage loan and MBS portfolios.

The following Change in Net Interest Income table details the changes in interest income and interest expense for the first quarter of 2005 compared to the first quarter of 2004. Changes in both volume and interest rates influence changes in net interest income and the net interest margin.

Change in Net Interest Income: Rate/Volume Analysis

Three Months Ended March 31, 2005, Compared to Three Months Ended March 31, 2004

	Increase/ (Decrease)	Attributable to Changes in1
(In millions)		Average Volume	Average Rate
Interest-earning assets:
Interest-bearing deposits in banks	$24	$12	$12
Resale agreements	(9)	(28)	19
Federal funds sold	40	8	32
Trading securities:
MBS	(2)	(1)	(1)
Other investments	(1)	(6)	5
Held-to-maturity securities:
MBS	86	61	25
Other investments	5	(5)	10
Mortgage loans	(3)	(7)	4
Advances[2]	606	270	336

Total interest-earning assets	746	304	442

Interest-bearing liabilities:
Consolidated obligations:
Bonds[2]	679	392	287
Discount notes[2]	25	(99)	124
Deposits	1	—	1
Mandatorily redeemable capital stock	1	1	—

Total interest-bearing liabilities	706	294	412

Net interest income	$40	$10	$30

[1]	Combined rate/volume variances, a third element of the calculation, are allocated to the rate and volume variances based on their relative sizes.
[2]	Interest income/expense and average rates include the interest effect of associated interest rate exchange agreements.

Net Interest Income. Net interest income in the first quarter of 2005 was $159 million, a 34% increase from $119 million in the first quarter of 2004. The increase was largely the result of higher average interest-earning assets outstanding, particularly in the advances and mortgage portfolios, combined with higher average capital balances.

Higher average yields on non-MBS investments (interest-bearing deposits in banks, securities purchased under agreements to resell, Federal funds sold, and other non-MBS investments classified as held-to-maturity and trading securities) contributed $78 million to the increase in interest income in the first quarter of 2005 compared to the first quarter of 2004. The increase was partially offset by lower average balances on non-MBS investments, which led to a $19 million decrease in interest income. Most of the decrease was due to a 93% drop in average resale agreements, the result of the Bank’s decision to shift the mix of short-term non-MBS investments into slightly more profitable interest-bearing deposits in banks and Federal funds sold.

Interest income from the mortgage portfolio (MBS and mortgage loans) increased $81 million in the first quarter of 2005 compared to the first quarter of 2004. Of this increase, $28 million was the result of the impact of higher average yields on the mortgage portfolio, particularly on MBS investments, and $60 million was the result of a 37% rise in average MBS outstanding, partially offset by a $7 million decrease as a result of lower average mortgage loans outstanding. The increase was net of the impact in the first quarter of 2005 of retrospective adjustments for amortization of purchase premiums and discounts from the acquisition dates of the mortgage loans and MBS in accordance with Statement of Financial Accounting Standards (SFAS) No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91), which increased interest income by $0.3 million. In contrast, during the first quarter of 2004, retrospective adjustments made in accordance with SFAS 91 decreased interest income by $3.2 million.

Interest income from advances increased $606 million, which consisted of $270 million from a 43% increase in average advances outstanding, reflecting higher member demand during the first quarter of 2005 relative to the first quarter of 2004, and $336 million as a result of higher average yields because of increases in interest rates for new and adjustable rate advances coupled with paydowns and maturities of lower-yielding advances.

Paralleling the growth in interest-earning assets, average consolidated obligations funding the earning assets increased 33%, resulting in a $293 million increase in interest expense for the first quarter of 2005 relative to the first quarter of 2004. Higher average consolidated obligation bond balances, which were issued primarily to finance growth in intermediate-term advances, contributed $392 million to the increase in interest expense, while lower average balances of consolidated obligation discount notes offset the increase in interest expense by $99 million. In addition, higher interest rates on consolidated obligations outstanding or repricing in the first quarter of 2005 compared to the first quarter of 2004 contributed $411 million to the increase in interest expense.

The Bank experienced significant growth in average interest-earning asset portfolios and net interest income during the first quarter of 2005 compared to the first quarter of 2004. This growth was driven primarily by member demand for advances, which also increased average capital balances, and by related growth in average MBS. Member demand for wholesale funding from the Bank can vary greatly depending on a number of factors, including economic and market conditions, competition from other wholesale funding sources, member deposit inflows and outflows, the activity level of the primary and secondary mortgage markets, and strategic decisions made by individual member institutions. As a result, Bank asset levels and operating results may vary significantly from period to period.

Other Loss. Other loss was a net loss of $55 million in the first quarter of 2005, an increased loss of $15 million compared to a net loss of $40 million in the first quarter of 2004.

The increased loss was primarily the result of unrealized fair value adjustments associated with derivatives and hedging activities under the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, on July 1, 2003 (together referred to as “SFAS 133”).

Under SFAS 133, the Bank is required to carry all of its derivative instruments on the balance sheet at fair value. If derivatives meet the hedging criteria, including effectiveness measures, specified in SFAS 133, the underlying hedged instruments may also be carried at fair value so that some or all of the unrealized gain or loss recognized on the derivative is offset by a corresponding unrealized loss or gain on the underlying hedged instrument. The unrealized gain or loss on the “ineffective” portion of all hedges, which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction, is recognized in current period earnings. In addition, certain derivatives are associated with assets or liabilities but do not qualify as fair value or cash flow hedges under SFAS 133. These economic hedges are recorded on the balance sheet at fair value with the unrealized gain or loss recorded in earnings without any offsetting unrealized loss or gain from the associated asset or liability.

The table below shows the accounting classification of hedges and the categories of hedged items that contributed to the gains and losses on derivatives and hedged items that were recorded in earnings in the first quarter of 2005 and 2004.

Sources of Gains/(Losses) on Derivatives and Hedged Items Recorded in Earnings

Three Months Ended March 31, 2005, Compared to Three Months Ended March 31, 2004

(In millions)

	Three months ended
	March 31, 2005					March 31, 2004
Hedged Item	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total
	Fair Value Hedges	Cash Flow Hedges	Economic Hedges			Fair Value Hedges	Cash Flow Hedges	Economic Hedges
Advances	$2	$—	$(11)	$(4)	$(13)	$2	$—	$1	$—	$3
Consolidated obligations	(19)	(1)	(11)	(10)	(41)	(39)	—	11	(12)	(40)
MBS	—	—	5	(2)	3	—	—	(3)	(5)	(8)

Total	$(17)	$(1)	$(17)	$(16)	$(51)	$(37)	$—	$9	$(17)	$(45)

In general, the Bank’s derivatives and hedged instruments are held to maturity, call date, or put date. Therefore, nearly all of the SFAS 133 cumulative net gains and losses that are unrealized fair value gains or losses are primarily a matter of timing and will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements.

During the first quarter of 2005, net losses on derivatives and hedging activities totaled $51 million. Part of this loss was attributable to net interest expense on derivative instruments used in economic hedges of $16 million in the first quarter of 2005 compared to $17 million in the first quarter of 2004. The majority of this net interest expense is attributable to a funding strategy that employs callable interest rate swaps matched to discount notes to effectively create callable debt. These callable swaps allow the Bank to receive a floating rate linked to the three-month London Interbank Offered Rate (LIBOR) and to pay a fixed rate coupon based on the maturity of the callable swap. The original terms of these callable swaps typically range from three to ten years.

Excluding the $16 million impact from net interest expense on derivative instruments used in economic hedges, fair value adjustments were primarily unrealized net losses of $35 million in the first quarter of 2005. These unrealized net losses consisted of unrealized net losses of $31 million attributable to the hedges related to consolidated obligations, in which the Bank primarily both paid and received adjustable rate coupons; unrealized net losses of $9 million attributable to the hedges related to advances, in which the Bank primarily both paid and received adjustable rate coupons; and unrealized net gains of $5 million attributable to the hedges related to MBS classified as trading.

Excluding the $17 million impact from net interest expense on derivative instruments used in economic hedges, fair value adjustments were primarily unrealized losses of $28 million in the first quarter of 2004. These unrealized net losses consisted of $28 million in unrealized net losses on the hedges related to consolidated obligations and $3 million in unrealized net losses on the hedges related to MBS, offset by unrealized net gains of $3 million on the hedges of advances.

Return on Equity. Return on equity (ROE) was 3.11% in the first quarter of 2005, an increase of 11 basis points from the first quarter of 2004. This increase reflects the 35% growth in net income, $62 million in the first quarter of 2005 compared to $46 million in first quarter of 2004, which was driven primarily by the 34% rise in net interest income. The growth in net income also kept pace with the 32% increase in average capital to $8.1 billion in the first quarter of 2005 from $6.2 billion in the first quarter of 2004, which contributed further to the increase in ROE. These increases were partially offset by higher net unrealized fair value losses ($15 million) on trading securities, derivatives, and hedged items in the first quarter of 2005 compared to the same period in 2004.

Dividends. The Bank’s annualized dividend rate was 4.25% for the first quarter of 2005, compared to 3.95% in the first quarter of 2004. The increase in the dividend rate was primarily due to higher yields on invested capital, partially offset by narrower profit spreads in the growing advances and mortgage portfolios. As discussed below, to provide for a build-up of retained earnings, the Bank retained from current earnings $8 million in the first quarter of 2005 and $7 million in the first quarter of 2004, which reduced the annual dividend rate by 41 basis points in the first quarter of 2005 and 47 basis points in the first quarter of 2004.

By Finance Board regulation, dividends may be paid out of current net earnings or previously retained earnings. As required by the Finance Board, the Bank has a formal retained earnings policy that is reviewed at least annually. The Bank’s Retained Earnings and Dividend Policy establishes amounts to be retained in restricted retained earnings, which are not made available for dividends in the current dividend period. The Bank may be restricted from paying dividends if the Bank is not in compliance with any of its minimum capital requirements or if payment would cause the Bank to fail to meet any of its minimum capital requirements. In addition, the Bank may not pay dividends if any principal or interest due on any consolidated obligations on which the Bank is primary obligor has not been paid in full, or, under certain circumstances, if the Bank fails to satisfy certain liquidity requirements under applicable Finance Board regulations. The Finance Board’s regulatory liquidity requirements state: (i) each FHLBank shall maintain eligible high quality assets (advances with a maturity not exceeding five years, Treasury security investments, and deposits in banks or trust companies) in an amount equal to or greater than the deposits received from members, and (ii) each FHLBank shall hold contingency liquidity in an amount sufficient to meet its liquidity needs for at least five business days without access to the consolidated obligation debt markets. At March 31, 2005, advances maturing within five years totaled $140.7 billion, significantly in excess of the $0.7 billion of member deposits on that date. At December 31, 2004, advances maturing within five years totaled $138.3 billion, also significantly in excess of the $0.9 billion of member deposits on that date. In addition, as of March 31, 2005, and December 31, 2004, the Bank’s estimated total sources of funds obtainable from liquidity investments, repurchase agreement borrowings collateralized by the Bank’s marketable securities, and advance repayments would have allowed the Bank to meet its liquidity needs for more than 90 days without access to the consolidated obligation debt markets.

In accordance with the Retained Earnings and Dividend Policy, the Bank retains in restricted retained earnings any cumulative net unrealized gains in earnings (net of applicable assessments) resulting from SFAS 133. Retained earnings restricted in accordance with this provision totaled $54 million at March 31, 2005, and $83 million at December 31, 2004. In general, the Bank’s derivatives and hedged instruments are held to maturity, call date, or put date. Therefore, nearly all of the SFAS 133 cumulative net gains and losses that are unrealized fair value gains or losses are primarily a matter of timing and will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements. As the cumulative net unrealized gains are reversed (by periodic net unrealized losses), the amount of cumulative net unrealized gains decreases. The amount of retained earnings required by this provision of the policy is therefore decreased; that portion of the previously restricted retained earnings becomes unrestricted and may be made available for dividends. In this case, the potential dividend payout in a given period will be substantially the same as it would have been without the effects of

SFAS 133, provided that the cumulative net effect of SFAS 133 since inception is a net gain. In the event that the Bank terminates a hedge relationship or items associated with a hedge relationship prior to maturity, the associated previously unrecognized gains or losses on these hedge relationships or securities are realized and reflected in earnings available for dividends. The purpose of the SFAS 133 category of restricted retained earnings is to ensure that the Bank has sufficient retained earnings to offset future net losses that result from the reversal of these cumulative net gains. This ensures that the future membership base does not bear the cost of the future reversals of these unrealized gains. Although restricting retained earnings in accordance with this provision of the policy may preserve the Bank’s ability to pay dividends, the reversal of the cumulative net unrealized SFAS 133 gains in any given period may result in a net loss if the reversal exceeds net earnings before the impact of SFAS 133 for that period. Also, if the net effect of SFAS 133 since inception results in a cumulative net unrealized loss, the Bank’s other retained earnings at that time (if any) may not be sufficient to offset the net unrealized loss. As a result, the future effects of SFAS 133 may cause the Bank to reduce or temporarily suspend paying dividends.

In addition, in 2003 the Bank began holding other restricted retained earnings intended to protect members’ paid-in capital from an extremely adverse credit or operations risk event, an extremely adverse SFAS 133 quarterly result, or an extremely low (or negative) level of net income before the effects of SFAS 133 resulting from an adverse interest rate environment. Effective March 31, 2005, starting with the first quarter of 2005, the Board of Directors amended the Retained Earnings and Dividend Policy to provide for this build-up of restricted retained earnings to reach $130 million by the end of the third quarter of 2007. Further information regarding this policy can be found in Note 12 to the Bank’s 2004 Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends.” The retained earnings restricted in accordance with this provision totaled $65 million at March 31, 2005, and $50 million at December 31, 2004.

Prior to the first quarter of 2005, the Bank also retained in restricted retained earnings the amount of advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments that would have been reflected in future dividend periods if the advances had not been prepaid. This was based on the Bank’s historical strategy of funding fixed rate advances with fixed rate debt. If a fixed rate advance was prepaid after interest rates had fallen, the Bank would receive a large advance prepayment fee. If the associated debt were also extinguished, the large loss on debt extinguishment would generally offset most of the advance prepayment fee. However, if it were not possible to extinguish the debt, the Bank would experience an immediate positive income impact from the up-front advance prepayment fee, but would have an ongoing obligation to pay a high fixed rate of interest on the remaining debt until maturity. The purpose of this category of restricted retained earnings was to ensure that the burden of any high-cost debt that was not extinguished was not borne by the Bank’s future membership base. Retained earnings restricted in accordance with this provision totaled $6 million at December 31, 2004. Effective March 31, 2005, the Board of Directors amended the Retained Earnings and Dividend Policy to eliminate the requirement to restrict retained earnings for advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments. Management determined that this requirement was no longer warranted as fixed rate advances are generally hedged with fixed rate interest rate swaps that create the equivalent of floating rate advances. If a fixed rate advance is prepaid, the fixed rate interest rate swap is also terminated. The advance prepayment fee and the gain or loss on the termination of the interest rate swap will generally offset each other. The amount previously restricted in accordance with this provision is now part of the $130 million build-up of restricted retained earnings discussed above.

The Board of Directors may amend the Retained Earnings and Dividend Policy from time to time.

The Board of Directors may declare and pay dividends out of current net earnings or previously retained earnings. There is no requirement that the Board of Directors declare and pay any dividend. A decision by the Board of Directors to declare or not declare a dividend is a purely discretionary matter and is subject to the requirements and restrictions of the Federal Home Loan Bank Act of 1932, as amended (FHLB Act), and applicable Finance Board requirements.

The Bank has historically paid dividends, if declared, in stock form (except fractional shares) and intends to continue this practice.

Comparison of 2004 to 2003

The following Average Balance Sheets table presents average balances of earning asset categories and the sources that fund those earning assets (liabilities and capital) for the years ended December 31, 2004, 2003, and 2002, together with the related interest income and expense. It also presents the average rate on total earning assets and the average cost of total funding sources.

Average Balance Sheets

	2004				2003				2002
(Dollars in millions)	Average Balance		Interest Income/ Expense	Average Rate	Average Balance		Interest Income/ Expense	Average Rate	Average Balance		Interest Income/ Expense	Average Rate
Assets
Interest-earning assets:
Interest-bearing deposits in banks	$4,228		$61	1.44%	$3,681		$44	1.19%	$4,405		$78	1.78%
Resale agreements	2,554		33	1.29	2,606		30	1.15	2,732		48	1.75
Federal funds sold	7,994		111	1.39	6,809		78	1.14	6,788		119	1.76
Trading securities	859		28	3.26	830		31	3.79	513		33	6.43
Held-to-maturity securities:
Other investments	2,634		40	1.52	2,213		30	1.36	3,354		64	1.92
MBS	18,252		666	3.65	14,418		551	3.82	14,395		756	5.25
Mortgage loans	6,306		309	4.90	2,972		138	4.66	32		2	5.07
Advances[1]	115,530		1,841	1.59	79,420		1,144	1.44	90,095		1,827	2.03
Deposits for mortgage loan program with other Federal Home Loan Bank (FHLBank)	4		—	1.10	10		—	1.30	4		—	1.35
Loans to other FHLBanks	12		—	1.17	12		—	1.14	15		—	1.65

Total interest-earning assets	158,373		3,089	1.95	112,971		2,046	1.81	122,333		2,927	2.39
Other assets[2]	1,944		—	—	2,596		—	—	2,860		—	—

Total Assets	$160,317		$3,089	1.93%	$115,567		$2,046	1.77%	$125,193		$2,927	2.34%

Liabilities and Capital
Interest-bearing liabilities:
Consolidated obligations:
Bonds[1]	$122,551		$2,164	1.77%	$89,928		$1,392	1.55%	$99,395		$2,083	2.10%
Discount notes[1]	28,528		376	1.32	17,357		206	1.19	16,193		313	1.93
Deposits	584		6	1.03	417		3	0.85	503		7	1.43
Borrowings from other FHLBanks	3		—	1.30	—		—	1.20	4		—	2.60
Other borrowings	19		1	3.28	9		—	1.16	9		—	1.08

Total interest-bearing liabilities	151,685		2,547	1.68	107,711		1,601	1.49	116,104		2,403	2.07%
Other liabilities[2]	1,735		—	—	2,379		—	—	2,915		—	—

Total Liabilities	153,420		2,547	1.66%	110,090		1,601	1.45%	119,019		2,403	2.02%
Total Capital	6,897		—	—	5,477		—	—	6,174		—	—

Total Liabilities and Capital	$160,317		$2,547	1.59%	$115,567		$1,601	1.39%	$125,193		$2,403	1.92%

Net Interest Income			$542				$445				$524

Net Interest Spread[3]				0.27%				0.32%				0.32%

Net Interest Margin[4]				0.34%				0.39%				0.43%

Total Average Assets/Capital Ratio[5]	23.2	x			21.1	x			20.3	x

Interest-bearing Assets/ Interest-bearing Liabilities	1.0	x			1.0	x			1.1	x

1	Interest income/expense and average rates include the effect of associated interest rate exchange agreements.
2	Includes forward settling transactions and fair value adjustments in accordance with SFAS 133.
3	Net interest spread is the difference between the average rate earned on interest-earnings assets and the average rate paid on interest-bearing liabilities.
4	Net interest margin is net interest income divided by average interest-earning assets.
5	For this purpose, capital includes mandatorily redeemable capital stock.

The following Change in Net Interest Income table details the changes in interest income and interest expense for 2004 compared to 2003. Changes in both volume and interest rates influence changes in net interest income and the net interest margin.

Change in Net Interest Income: Rate/Volume Analysis

2004 Compared to 2003

(In millions)	Increase/ (Decrease)	Attributable to Changes in1
		Average Volume	Average Rate
Interest-earning assets:
Interest-bearing deposits in banks	$17	$8	$9
Resale agreements	3	(1)	4
Federal funds sold	33	16	17
Trading securities	(3)	1	(4)
Held-to-maturity securities:
Other investments	10	7	3
MBS	115	140	(25)
Mortgage loans	171	163	8
Advances[2]	697	574	123

Total interest-earning assets	1,043	908	135

Interest-bearing liabilities:
Consolidated obligations:
Bonds[2]	772	574	198
Discount notes[2]	170	147	23
Deposits	3	2	1
Other borrowings	1	1	—

Total interest-bearing liabilities	946	724	222

Net interest income	$97	$184	$(87)

[1]	Combined rate/volume variances, a third element of the calculation, are allocated to the rate and volume variances based on their relative sizes.
[2]	Interest income/expense and average rates include the interest effect of associated interest rate exchange agreements.

The net interest margin decreased 5 basis points during 2004 compared to 2003, and the net interest spread also decreased 5 basis points during 2004 compared to 2003. These decreases were primarily due to narrower profit spreads on the advances portfolio, reflecting increased competition from other sources of funding used by the Bank’s members, and lower yields on invested capital. These decreases were partially offset by modestly higher profit spreads on the mortgage loan and MBS portfolios.

Net Interest Income. Net interest income in 2004 was $542 million, a 22% increase from $445 million in 2003. The increase was largely the result of higher average interest-earning assets outstanding, particularly in the advances and mortgage portfolios, combined with higher average capital balances.

Higher average balances on non-MBS investments (interest-bearing deposits in banks, securities purchased under agreements to resell, Federal funds sold, and other non-MBS held-to-maturity securities) contributed $30 million to the rise in interest income. Average balances of short-term non-MBS investments rose modestly during 2004, along with the growth in advances and member capital. Higher average yields on non-MBS investments contributed $33 million to the increase in interest income during 2004.

During 2004, interest income from the mortgage portfolio (MBS and mortgage loans) increased $286 million, of which $303 million was the result of a 41% rise in average mortgage loans and held-to-maturity MBS outstanding, partially offset by the impact of lower average yields on the portfolio ($17 million). The increase was net of the impact in 2004 of retrospective adjustments to amortization of purchase premiums and discounts from the acquisition dates of the mortgage loans and MBS in accordance with SFAS 91, which reduced interest income by $0.4 million. In contrast, during 2003, retrospective adjustments made in accordance with SFAS 91 increased interest income by $8 million.

Interest income from advances increased $697 million, which consisted of $574 million from a 45% increase in average advances outstanding, reflecting higher member demand during the year, and $123 million as a result of higher average yields because of increases in interest rates for new and adjustable rate advances coupled with paydowns and maturities of lower-yielding advances. The increase was partially offset by a reduction in advance prepayment activity during the year, which led to an $8 million decrease in advance prepayment fees, to $7 million in 2004 from $15 million in 2003.

Paralleling the growth in interest-earning assets, average consolidated obligations funding the earning assets increased 41%, resulting in a $721 million increase in interest expense for the year. In addition, higher interest rates for consolidated obligations issued or repriced in 2004 contributed $221 million to the increase in interest expense in 2004.

The Bank experienced significant growth in average interest-earning asset portfolios and net interest income during 2004. This growth was driven primarily by member demand for advances, which also increased average capital balances, and by related growth in average MBS and liquidity investment balances. Member demand for wholesale funding from the Bank can vary greatly depending on a number of factors, including economic and market conditions, competition from other wholesale funding sources, deposit inflows and outflows, the activity level of the primary and secondary mortgage markets, and strategic decisions made by individual member institutions. As a result, Bank asset levels and results may vary significantly from period to period.

Other (Loss)/Income. Other (loss)/income was a net loss of $76 million in 2004, a decrease of $131 million compared to a net gain of $55 million in 2003. The decrease was primarily the result of fair value adjustments associated with derivatives and hedging activities under the provisions of SFAS 133.

Under SFAS 133, the Bank is required to carry all of its derivative instruments on the balance sheet at fair value. If derivatives meet the hedging criteria, including effectiveness measures, specified in SFAS 133, the underlying hedged instruments may also be carried at fair value so that some or all of the unrealized gain or loss recognized on the derivative is offset by a corresponding unrealized loss or gain on the underlying hedged instrument. The unrealized gain or loss on the “ineffective” portion of all hedges, which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction, is recognized in current period earnings. In addition, certain derivatives are associated with assets or liabilities but do not qualify as fair value or cash flow hedges under SFAS 133. These economic hedges are recorded on the balance sheet at fair value with the unrealized gain or loss recorded in earnings without any offsetting unrealized gain or loss from the associated asset or liability.

The table below shows the types of hedges and the categories of hedged items that contributed to the gains and losses on derivatives and hedged items that were recorded in earnings in 2004 and 2003.

Sources of Gains/(Losses) on Derivatives and Hedged Items Recorded in Earnings

2004 Compared to 2003

(In millions)

	2004					2003
	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total
Hedged Item	Fair Value Hedges	Cash Flow Hedges	Economic Hedges			Fair Value Hedges	Cash Flow Hedges	Economic Hedges
Advances	$10	$—	$2	$(5)	$7	$5	$—	$—	$—	$5
Consolidated obligations	(29)	—	12	(56)	(73)	59	3	(1)	(26)	35
MBS	—	—	12	(15)	(3)	—	—	15	(20)	(5)
MPF purchase commitments	—	—	(1)	—	(1)	—	—	30	—	30
Intermediated	—	—	—	1	1	—	—	(2)	2	—

Total	$(19)	$—	$25	$(75)	$(69)	$64	$3	$42	$(44)	$65

In general, the Bank’s derivatives and hedged instruments are held to maturity, call date, or put date. Therefore, nearly all of the SFAS 133 cumulative net gains and losses that are unrealized fair value gains or losses are primarily a matter of timing and will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements.

During 2004, the ineffective portion of all hedges, which is included in the net gains/(losses) presented in the preceding table, resulted in a net loss of $69 million. Most of the 2004 loss was attributable to net interest expense on derivative instruments used in economic hedges of $75 million in 2004 compared to $44 million in 2003. The increase in net interest expense reflects the growth in a funding strategy that employs callable interest rate swaps matched to discount notes to effectively create callable debt. These swaps allow the Bank to receive a floating rate linked to three-month London Interbank Offered Rate (LIBOR) and to pay a fixed rate coupon based on the maturity of the swap. Swap terms typically range from three to ten years.

Excluding the $75 million impact from net interest expense on derivative instruments used in economic hedges, fair value adjustments were a net gain of $6 million in 2004. This $6 million net gain consisted of gains of $12 million attributable to the hedging relationship of MBS and $12 million attributable to the hedging relationship of advances, in which the Bank primarily paid a fixed rate coupon, and losses of $17 million attributable to the hedging relationship of consolidated obligations, in which the Bank primarily received a fixed rate coupon, reflecting a steady rise in interest rates during 2004.

Excluding the $44 million impact from net interest expense on derivative instruments used in economic hedges, fair value adjustments were a net gain of $109 million in 2003. This $109 million gain consisted of $61 million in net gains on the hedging relationship of consolidated obligations and $45 million in net gains on the hedges of the mortgage portfolio. The 2003 gains in the consolidated obligations portfolio were attributable to narrower spreads between market rates on consolidated obligations and interest rate swaps, which made the Bank’s debt less expensive relative to the market. The 2003 net gains in the mortgage portfolio were mostly attributable to net gains on MPF purchase commitments of $30 million, reflecting the impact of falling interest rates during the delivery commitment period. In addition, derivatives associated with MBS, which are economic hedges on which the Bank generally pays a fixed rate, contributed $15 million to the net gains in 2003, reflecting a rise in interest rates during the year.

Other (Loss)/Income also includes the amortization of deferred gains resulting from the 1999 sale of the Bank’s office building in San Francisco, which totaled $2 million in both 2004 and 2003. The remaining unamortized amount of the deferred gain on the sale of the building was $9 million at December 31, 2004, and $11 million at December 31, 2003. In addition, fees earned on standby letters of credit were $1 million in 2004 and 2003, respectively.

Resolution Funding Corporation (REFCORP) and Affordable Housing Program (AHP) Assessments. The REFCORP was established in 1989 under 12 U.S.C. Section 1441b as a means of funding the Resolution Trust Corporation (RTC), a federal instrumentality established by federal statute to provide funding for the resolution and disposition of insolvent savings institutions. Although the FHLBanks are exempt from ordinary federal, state, and local taxation except real property taxes, they are required to make payments to the REFCORP. Each FHLBank is required to pay 20% of income calculated in accordance with generally accepted accounting principles (GAAP) after the assessment for AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis. REFCORP has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides its net income before AHP and REFCORP to REFCORP, which then performs the calculations for each quarter end.

The FHLBanks will continue to record an expense for these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Federal Housing Finance Board (Finance Board) in consultation with the Secretary of the Treasury selects the appropriate discounting factors to be used in this annuity calculation. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all 12 FHLBanks and interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for the year. The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

The FHLBanks’ aggregate payments through 2004 have exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the second quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45 million of the $75 million scheduled payment for the second quarter of 2019 and all scheduled payments thereafter. This date assumes that the FHLBanks will pay the required $300 million annual payments after December 31, 2004.

The scheduled payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the U.S. Department of the Treasury.

In addition to the FHLBanks’ responsibility to fund the REFCORP, the FHLBank presidents are appointed to serve on a rotating basis as two of the three directors on the RECORP Directorate.

The Bank set aside $32 million for the AHP in 2004, compared to $36 million in 2003, reflecting lower earnings in 2004. Annually, the FHLBanks must set aside for their AHPs, in the aggregate, the greater of $100 million or 10% of the current year’s income, excluding interest expense for mandatorily redeemable capital stock, before charges for the AHP but after the assessment for REFCORP. To the extent that the aggregate 10% calculation is less than $100 million, the shortfall is allocated among the FHLBanks based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the incomes before AHP and REFCORP of the 12 FHLBanks. There was no shortfall for 2004 or 2003.

The Bank’s total REFCORP and AHP assessments equaled $105 million in 2004, compared with $117 million in 2003. The total assessments in 2004 and 2003 reflect the Bank’s effective “tax” rate on pre-assessment income of 27%.

Board of Directors’ Compensation and Expense Reimbursement. In accordance with the Finance Board’s regulations, the Bank has established a formal policy governing the compensation and expense reimbursement provided to its directors. Directors are compensated based on the level of responsibility assumed. Fees are paid for attendance at certain meetings. Directors are also reimbursed for reasonable and necessary Bank-related travel, subsistence, and other related expenses under a policy similar to the Bank’s travel policy for employees. During 2004, meeting fees totaled $0.2 million and reimbursed travel and related expenses totaled $0.2 million.

Return on Equity. Return on equity (ROE) was 4.23% in 2004, a decline of 167 basis points from 2003. The decrease reflects the 9% decrease in net income to $293 million in 2004 from $323 million in 2003. The decrease was primarily due to the net effect of unrealized fair value adjustments on trading securities, derivatives, and hedged items, as discussed above, partially offset by the increase in net interest income.

Dividends. The Bank’s annual dividend rate was 4.07% for 2004, compared to 4.29% in 2003. The decrease in the dividend rate was primarily due to narrower profit spreads in the growing advances portfolio, coupled with lower yields on invested capital. As discussed below, to provide for a build-up of retained earnings, the Bank retained earnings of $28 million in 2004 and $22 million in 2003, which reduced the annual dividend rate by 41 basis points in both 2004 and 2003.

In accordance with the Retained Earnings and Dividend Policy regarding the restriction of retained earnings for any cumulative net unrealized gains in earnings (net of applicable assessments) resulting from SFAS 133, the Bank held restricted retained earnings totaling $83 million at December 31, 2004, and $87 million at December 31, 2003.

In accordance with the Retained Earnings and Dividend Policy regarding the build-up of restricted retained earnings intended to protect members’ paid-in capital from an extremely adverse credit or operations risk event, an extremely adverse SFAS 133 quarterly result, or an extremely low (or negative) level of net income before the effects of SFAS 133 resulting from an adverse interest rate environment, the Bank held restricted retained earnings totaling $50 million at December 31, 2004, and $22 million at December 31, 2003.

In addition, in accordance with the Retained Earnings and Dividend Policy in effect prior to the first quarter of 2005 regarding the restriction of retained earnings for advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments, the Bank held restricted retained earnings totaling $6 million at December 31, 2004, and $10 million at December 31, 2003.

Comparison of 2003 to 2002

Net income was $323 million in 2003, an increase of $31 million, or 11%, from $292 million in 2002, and ROE was 5.90% in 2003, an increase of 117 basis points from 4.73% in 2002. These increases were primarily due to the increase in other income resulting from the fair value adjustments associated with SFAS 133, partially offset by the decline in net interest income.

Net interest income in 2003 was $445 million, a decrease of $79 million, or 15%, from $524 million in 2002. The decrease was primarily due to the impact of the lower interest rate environment during 2003 relative to 2002, coupled with lower average interest-earning assets and lower average capital balances. Lower average interest rates in 2003 also resulted in new MBS with lower yields compared to prior years and faster prepayment rates and a higher rate of purchase premium amortization, reducing interest income on the Bank’s held-to-maturity MBS and mortgage loan portfolios by $207 million. Lower average balances and yields on advances contributed $683 million and non-MBS investments contributed $127 million to the decline in interest income. These decreases were partially offset, however, by significant growth in average mortgage loan balances during 2003, which resulted in a $137 million increase to interest income. These decreases were also partially offset by higher advance prepayment fees, which increased $6 million, to $15 million in 2003 from $9 million in 2002. Interest expense on total consolidated obligations funding the interest-earning assets declined $798 million, of which $661 million was the result of the lower interest rate environment and $137 million was the result of lower average balances outstanding in 2003, paralleling the overall decreases in interest income and average interest-earning assets during the period.

The average yield on interest-earning assets in 2003 was 1.81%, compared to 2.39% in 2002, a decrease of 58 basis points. The average cost of interest-bearing liabilities in 2003 was 1.49%, compared to 2.07% in 2002, a decrease of 58 basis points. The net interest spread in 2003 remained unchanged from 2002 at 32 basis points. The net interest margin decreased 4 basis points during 2003 to 39 basis points compared to 43 basis points in 2002, reflecting the 57-basis-point drop in the yield on invested capital.

The Change in Net Interest Income table below details the changes in interest income and interest expense for 2003 compared to 2002.

Change in Net Interest Income: Rate/Volume Analysis

2003 Compared to 2002

(In millions)	(Decrease)/ Increase	Attributable to Changes in1
		Average Volume	Average Rate
Interest-earning assets:
Interest-bearing deposits in banks	$(34)	$(9)	$(25)
Resale agreements	(18)	(2)	(16)
Federal funds sold	(41)	1	(42)
Trading securities	(2)	12	(14)
Held-to-maturity securities:
Other investments	(34)	(16)	(18)
MBS	(205)	1	(206)
Mortgage loans	136	137	(1)
Advances[2]	(683)	(157)	(526)

Total interest-earning assets	(881)	(33)	(848)

Interest-bearing liabilities:
Consolidated obligations:
Bonds[2]	(691)	(150)	(541)
Discount notes[2]	(107)	13	(120)
Deposits	(4)	(1)	(3)

Total interest-bearing liabilities	(802)	(138)	(664)

Net interest income	$(79)	$105	$(184)

[1]	Combined rate/volume variances, a third element of the calculation, are allocated to the rate and volume variances based on their relative sizes.
[2]	Interest income/expense and average rates include the interest effect of associated interest rate exchange agreements.

Other income/(loss) was a net gain of $55 million in 2003, an increase of $111 million compared to a net loss of $56 million in 2002. This increase was primarily due to fair value adjustments associated with derivatives and hedging activities in accordance with SFAS 133. During 2003, the unrealized gain or loss on the ineffective portion of all hedges recognized in current period earnings resulted in a net gain of $65 million, an increase of $148 million, compared to a net loss of $83 million in 2002.

The table below shows the types of hedges and the categories of hedged items that contributed to the gains and losses on derivatives and hedged items that were recorded in earnings in 2003 and 2002.

Sources of Gains/(Losses) on Derivatives and Hedged Items Recorded in Earnings

2003 Compared to 2002

(In millions)

	2003					2002
	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total	Gain/(Loss)			Net Interest Expense on Economic Hedges	Total
Hedged Item	Fair Value Hedges	Cash Flow Hedges	Economic Hedges			Fair Value Hedges	Cash Flow Hedges	Economic Hedges
Advances	$5	$—	$—	$—	$5	$4	$—	$3	$(3)	$4
Consolidated obligations	59	3	(1)	(26)	35	(52)	1	2	5	(44)
MBS	—	—	15	(20)	(5)	—	—	(22)	(22)	(44)
MPF purchase commitments	—	—	30	—	30	—	—	—	—	—
Intermediated	—	—	(2)	2	—	—	—	—	1	1

Total	$64	$3	$42	$(44)	$65	$(48)	$1	$(17)	$(19)	$(83)

In 2003, fair value gains were $109 million, which consisted of $61 million in net gains on the hedging relationship of the consolidated obligations portfolio and $45 million in net gains on the hedges of the mortgage portfolio. The 2003 gains in the consolidated obligation bond portfolio were attributable to narrower spreads between market rates on consolidated obligations and interest rate swaps, which made the Bank’s debt less expensive relative to the market. The 2003 net gains in the mortgage portfolio were mostly attributable to net gains on MPF purchase commitments of $30 million, reflecting the impact of falling interest rates during the delivery commitment period. In addition, derivatives associated with MBS, which are economic hedges on which the Bank pays a fixed rate, contributed $15 million to the net gains in 2003, reflecting a rise in interest rates during the year. The net loss in 2002 primarily reflected a reversal of unrealized gains in 2001 on the portfolio of swapped callable bonds. The 2001 gains on the swapped callable bonds were reversed in 2002 as a result of the generally falling interest rate environment during 2002, which resulted in shorter expected lives compared to the expected lives of the swapped callable bonds at yearend 2001. Net gains/(losses) on derivatives and hedged items also included net interest expense on derivative instruments used in economic hedges of $44 million in 2003 compared to $19 million in 2002.

Other expenses were $60 million in 2003, a decrease of $10 million, or 14%, from $70 million in 2002. The decrease was primarily due to a $9 million nonrecurring charge recognized in 2002, which resulted from a final court order confirming an arbitration decision that awarded a member a refund of $8 million in prepayment fees paid to the Bank in 1998 plus interest. Operating expenses were $54 million in 2003, essentially flat compared to 2002.

The Bank’s annual dividend rate was 4.29% for 2003, compared to 5.45% in 2002. The decline in the dividend rate was primarily due to the decline in net interest income discussed above. The Bank also retained $22 million of earnings in 2003 to provide for a build-up of retained earnings in accordance with the amendment to the Retained Earnings and Dividend Policy effective April 1, 2003, which reduced the 2003 annual dividend rate by 41 basis points.

FINANCIAL CONDITION

Total assets were $192.8 billion at March 31, 2005, a 4% increase from $185.0 billion at December 31, 2004. Total assets increased 40% during 2004 from $132.4 billion at December 31, 2003. Average total assets were $190.0 billion for the first quarter of 2005, a 32% increase compared to $143.9 billion in the first quarter of 2004. Average total assets were $160.3 billion for 2004, a 39% increase compared to 2003. These increases were largely driven by strong growth in advances.

Total liabilities were $184.5 billion at March 31, 2005, a 4% increase from $177.1 billion at December 31, 2004. Average total liabilities were $181.9 billion for the first quarter of 2005, a 32% increase compared to $137.7 billion in the first quarter of 2004. Total liabilities increased 40% during 2004 from $126.5 billion at December 31, 2003. Average total liabilities were $153.4 billion for 2004, a 39% increase compared to 2003. The increases in liabilities reflect increases in consolidated obligations, paralleling the growth in assets. Consolidated obligations were $181.4 billion at March 31, 2005, $174.4 billion at December 31, 2004, and $124.6 billion at December 31, 2003. Average consolidated obligations were $179.3 billion in the first quarter of 2005 and $135.2 billion in the first quarter of 2004. Average consolidated obligations were $151.1 billion in 2004 and $107.3 billion in 2003.

All FHLBanks have joint and several liability for FHLBank consolidated obligations. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor. The Bank has never been asked or required to repay the principal or interest on any consolidated obligation on behalf of another FHLBank. The par amount of the outstanding consolidated obligations of all 12 FHLBanks was $872.7 billion at March 31, 2005, $869.2 billion at December 31, 2004, and $759.5 billion at December 31, 2003.

Financial condition is further discussed under “Segment Information.”

Segment Information

The Bank analyzes financial performance based on the adjusted net interest income of two operating segments: the advances-related business and the mortgage-related business. For purposes of segment reporting, adjusted net interest income includes the net interest expense on derivative instruments used in economic hedges that are recorded in “Net (loss)/gain on derivatives and hedging activities” in other income. For a reconciliation of the Bank’s operating segment adjusted net interest income to the Bank’s total net interest income, see Note 14 to the Financial Statements.

Advances-Related Business. The advances-related business consists of advances and other credit products provided to members, related financing and hedging instruments, liquidity and other non-MBS investments associated with the Bank’s role as a liquidity provider, and member capital.

Assets associated with this segment increased to $162.9 billion (85% of total assets) at March 31, 2005, from $156.9 billion (85% of total assets) at December 31, 2004, an increase of $6.0 billion, or 4%. The increase was primarily due to higher demand for advances by the Bank’s members and higher non-MBS investment balances.

Adjusted net interest income for this segment was $98 million in the first quarter of 2005, an increase of $32 million, or 48%, compared to the first quarter of 2004. The increases were primarily due to an increase in average advance and capital balances and a higher yield on invested capital, partially offset by narrower profit spreads on the advances portfolio in the first quarter of 2005 relative to the first quarter of 2004. The increases were also partially offset by a decline in advance prepayment fees, which decreased $2 million, to $51,000 in the first quarter of 2005 from $2 million in the first quarter of 2004, because of reduced prepayment activity during 2005 relative to 2004. Members prepaid $0.2 billion of advances in the first quarter of 2005, compared to $0.5 billion in the first quarter of 2004.

Adjusted net interest income for this segment represented 69% and 65% of total adjusted net interest income for the first quarter of 2005 and 2004, respectively.

Assets associated with this segment increased to $156.9 billion (85% of total assets) at December 31, 2004, from $109.6 billion (83% of total assets) at December 31, 2003, an increase of $47.3 billion, or 43%. This increase was primarily due to higher demand for advances by the Bank’s members.

Adjusted net interest income for this segment was $315 million in 2004, an increase of $21 million, or 7%, compared to 2003. The increases were primarily due to a strong upsurge in average advance and capital balances, partially offset by narrower profit spreads on the advances portfolio and a lower yield on invested capital in 2004 relative to 2003. The increases were also partially offset by a decline in advance prepayment fees, which decreased $8 million, to $7 million in 2004 from $15 million in 2003, because of slower prepayment activity during 2004. Members prepaid $2.3 billion of advances in 2004, compared to $3.7 billion in 2003.

Adjusted net interest income for this segment was $294 million in 2003, a decrease of $76 million, or 21%, from $370 million in 2002. This decrease was primarily due to the lower interest rate environment in 2003 relative to 2002 and lower member capital, which resulted in lower earnings on invested capital, and to a lesser degree, lower balances and narrower profit spreads on advances. The decrease was partially offset by higher prepayment fees, which increased $6 million, to $15 million in 2003 from $9 million in 2002; members prepaid $3.7 billion of advances in 2003, compared to $7.5 billion in 2002. The decline in interest rates during 2003 contributed to the relatively higher prepayment fees collected in 2003.

Adjusted net interest income for this segment represented 67%, 73%, and 73% of total adjusted net interest income for 2004, 2003, and 2002, respectively.

Advances—Advances outstanding increased 1% during the first quarter of 2005, to $142.3 billion at March 31, 2005, from $140.3 billion at December 31, 2004. Advances outstanding included unrealized fair value losses of $290 million at March 31, 2005, and unrealized fair value losses of $5 million at December 31, 2004. The increase in the unrealized fair value losses of hedged advances from yearend 2004 to March 31, 2005, was primarily attributable to the effects of higher short-term and intermediate-term interest rates on the fair value of hedged fixed rate advances and hedged adjustable rate advances that contain caps on the interest rates that members may pay.

Advances outstanding increased 52% in 2004, to $140.3 billion at December 31, 2004, from $92.3 billion at December 31, 2003. Advances outstanding included unrealized fair value losses of $5 million at December 31, 2004, and unrealized fair value gains of $367 million at December 31, 2003.

The components of the advances portfolio at March 31, 2005, December 31, 2004, and December 31, 2003, are presented in the following table.

Advances Portfolio by Product Type

(In millions)	March 31, 2005	December 31,
		2004	2003
Standard advances:
Adjustable—LIBOR-indexed	$63,508	$45,252	$23,214
Adjustable—other indices	391	342	318
Fixed	49,657	65,003	47,904
Daily variable rate	3,823	4,010	4,660

Subtotal	117,379	114,607	76,096

Customized advances:
Adjustable—amortizing	8	9	20
Adjustable—LIBOR-indexed with caps and floors	537	1,187	891
Adjustable—3-month LIBOR-indexed with caps and/or floors and partial prepayment symmetry (PPS)*	11,300	11,300	11,300
Adjustable—3-month T-bill average	8,000	8,000	—
Adjustable—12-month Treasury average	1,750	1,750	—
Fixed—amortizing	817	812	820
Fixed with PPS*	505	305	230
Fixed—callable at member’s option	828	837	838
Fixed—putable at Bank’s option	1,474	1,444	1,755

Subtotal	25,219	25,644	15,854

Total par value	142,598	140,251	91,950
Overdrawn demand deposit accounts	—	—	2
SFAS 133 valuation adjustments	(290)	(5)	367
Net premium on advances	8	8	11

Total	$142,316	$140,254	$92,330

*	Partial prepayment symmetry (PPS) means the Bank may charge the member a prepayment fee or pay the member a prepayment credit, depending on certain circumstances such as movement in interest rates, when the advance is prepaid.

Of the total increase in advances during the first quarter of 2005, 33% was attributable to the net activity of the Bank’s three largest members and 67% was attributable to the Bank’s other members. Two of the three largest members increased their borrowings during the quarter, while the third member reduced its borrowings. The remaining growth in advances reflected increased borrowing across most member segments, asset sizes, and charter types. In total, 99 institutions increased their advance borrowings during the quarter, while 78 institutions decreased their advance borrowings.

During the first quarter of 2005, adjustable rate advances with terms of one year or more increased by $17.7 billion to $85.5 billion, and fixed rate advances with terms of one year or more increased by $0.4 billion to $32.0 billion, while short-term fixed rate advances decreased by $15.6 billion to $21.2 billion, and short-term adjustable rate advances declined by $0.2 billion to $3.8 billion.

Average advances were $141.8 billion in the first quarter of 2005, a 43% increase from $99.2 billion in the first quarter of 2004. The increase in average advances reflected continued mortgage portfolio growth on members’ balance sheets and their increased use of Bank advances to finance their asset growth.

The majority of the increase in advances outstanding (80%) in 2004 was the result of higher demand from the Bank’s largest members to fund mortgage portfolio growth. However, the Bank recorded significant growth across all member segments, asset sizes, and charter types. During the period, advances growth from all members excluding the three largest was $9.5 billion, or 20%. In total, 151 members increased their advance borrowings during 2004, while 61 members decreased their advance borrowings. During 2004, short-term fixed rate advances grew $7.9 billion to $36.8 billion, fixed rate advances with terms of one year or more increased $9.0 billion to $31.6 billion, and adjustable rate advances with terms of one year or more rose $32.1 billion to $67.8 billion, while short-term adjustable rate advances fell $0.7 billion to $4.0 billion.

Average advances were $115.5 billion in 2004, a 45% increase from 2003. The increases in average advances reflected continued mortgage portfolio growth on members’ balance sheets, particularly those of the largest members, and their increased use of Bank advances to finance their asset growth.

Non-MBS Investments—The Bank’s non-MBS investment portfolio consists of high-quality financial instruments that are used to facilitate the Bank’s role as a cost-effective provider of credit and liquidity to members. The Bank’s total non-MBS investment portfolio was $20.1 billion as of March 31, 2005, an increase of $3.9 billion, or 24%, from $16.2 billion as of December 31, 2004. During the first quarter of 2005, Federal funds sold increased $5.1 billion and discount notes issued by Fannie Mae increased $0.2 billion, while commercial paper decreased $0.4 billion, housing finance agency bonds decreased $0.4 billion, and interest-bearing deposits in banks decreased $0.6 billion. The overall increase in non-MBS investments was primarily driven by attractive investment yields on Federal funds sold.

The Bank’s total non-MBS investment portfolio was $16.2 billion as of December 31, 2004, a decrease of $0.5 billion, or 3%, from December 31, 2003. During 2004, securities purchased under agreements to resell (resale agreements) fell by $5.1 billion, commercial paper decreased $0.3 billion, and housing finance agency bonds decreased $0.1 billion, while Federal funds sold increased $3.0 billion and interest-bearing deposits in banks increased $2.0 billion. The overall modest net decrease in non-MBS investments was primarily the result of an increase in advances growth during 2004, which was funded, in part, with proceeds from maturing liquid non-MBS investments. The decline in resale agreements reflects the availability of more attractive investment yields in Federal funds sold and interest-bearing deposits in banks relative to resale agreements.

Non-MBS investments other than housing finance agency bonds generally have terms to maturity of three months or less. The rates on housing finance agency bonds generally adjust quarterly.

Borrowings—Consistent with the changes in advances and non-MBS investments, total liabilities (primarily consolidated obligations) funding the advances-related business increased $5.7 billion, or 4%, from $149.0 billion at December 31, 2004, to $154.7 billion at March 31, 2005, and $45.2 billion, or 44%, from $103.8 billion at December 31, 2003, to $149.0 billion at December 31, 2004.

To meet the specific needs of certain investors, fixed and adjustable rate consolidated obligation bonds may contain embedded call options or other features that result in complex coupon payment terms. When these consolidated obligation bonds are issued, typically the Bank simultaneously enters into interest rate exchange agreements with features that offset the complex features of the bonds and, in effect, convert the bonds to adjustable rate instruments tied to an index, primarily LIBOR. During the first quarter of 2005 and the years ended December 31, 2004 and 2003, the Bank used fixed rate callable bonds that were typically offset with interest rate exchange agreements with call features that offset the call options embedded in the callable bonds. This combined financing structure enabled the Bank to meet its funding needs at costs not generally attainable solely through the issuance of non-callable debt. These transactions generally receive fair value hedge accounting treatment under SFAS 133. Despite the fair value hedge classification, there has been and there may continue to be potential for significant accounting income volatility from the Bank’s portfolio of hedged callable bonds resulting from interest rate movements. The interest rate movements of the Bank’s debt instruments and hedging instruments are highly correlated, but they are not always perfectly symmetrical. Given the size of the Bank’s portfolio, relatively minor differences in rate movements can contribute to fair value changes resulting in significant income volatility.

At March 31, 2005, the notional amount of interest rate exchange agreements associated with the advances-related business totaled $205.6 billion, of which $61.4 billion were hedging the advances and $144.2 billion were hedging the consolidated obligations funding the advances. At December 31, 2004, the notional amount of interest rate exchange agreements associated with the advances-related business totaled $191.7 billion, of which $70.2 billion were hedging the advances and $121.5 billion were hedging the consolidated obligations funding the advances. At December 31, 2003, the notional amount of interest rate exchange agreements associated with the advances-related business totaled $119.8 billion, of which $46.9 billion were hedging the advances and $72.9 billion were hedging the consolidated obligations funding the advances. The hedges associated with advances and consolidated obligations were primarily used to convert the fixed rate cash flows and non-LIBOR-indexed cash flows of the advances and consolidated obligations to adjustable rate LIBOR-indexed cash flows or to reduce the interest rate sensitivity and repricing gaps of assets, liabilities, and interest rate exchange agreements.

FHLBank System consolidated obligation bonds and discount notes, along with similar debt securities issued by other government-sponsored enterprises (GSEs) such as Fannie Mae and Freddie Mac, are generally referred to as agency debt. The agency debt market is a large sector of the debt capital markets. The costs of fixed rate debt issued by the FHLBanks and the other GSEs rise and fall with increases and decreases in general market interest rates.

The following table provides selected market interest rates as of the dates shown.

Market Instrument	March 31, 2005	December 31, 2004	March 31, 2004	December 31, 2003
Federal Reserve target rate for overnight Federal Funds	2.75%	2.25%	1.00%	1.00%
3-month Treasury Bill	2.78	2.22	0.94	0.90
2-year Treasury Note	3.78	3.07	1.58	1.83
5-year Treasury Note	4.17	3.61	2.78	3.25

The costs of fixed rate FHLBank System consolidated obligation bonds and discount notes issued on behalf of the Bank in the first quarter of 2005 were higher than the costs of comparable bonds and discount notes issued in the first quarter of 2004, consistent with the general rise in short-term and intermediate-term market interest rates.

The relative cost of FHLBank System consolidated obligation bonds and discount notes compared to market benchmark rates such as LIBOR improved modestly in the first quarter of 2005 relative to 2004 levels and in 2004 relative to 2003 levels because of several factors. These factors included a slowdown in the growth in the supply of agency debt as a result of a slowdown in the growth of two other major GSE debt issuers, an increase in demand for intermediate-term GSE debt by investors, and modest increases in short- and intermediate-term rates, which tend to increase the differences between agency debt costs and other market rates. Partially offsetting these factors was increased issuance of intermediate-term Treasury securities, which tends to push up market rates and also compress the differences between market rates for comparable term securities of other debt issuers, including the other GSEs.

All three major sectors of FHLBank System consolidated obligation debt experienced improvement in their relative cost in the first quarter of 2005 compared to the first quarter of 2004. The average cost of discount notes relative to comparable term LIBOR rates improved 0.02% to 0.03% (2 to 3 basis points) in the first quarter of 2005 relative to the first quarter of 2004. The average cost of intermediate-term non-callable bonds and callable bonds relative to LIBOR improved by 0.03% to 0.04% (3 to 4 basis points). The improvement in the relative cost of these types of consolidated obligation bonds allowed the Bank to maintain competitive rates for intermediate-term advances offered to members.

The sector of FHLBank System consolidated obligation bonds that experienced the greatest improvement in relative cost in 2004 compared to 2003 was intermediate-term non-callable bonds. Increases in intermediate-term interest rates ranged from roughly 0.40% to 1.30% in 2004 (for example, the estimated cost of 2-year non-callable consolidated obligation bonds rose from approximately 2.10% at the end of 2003 to roughly 3.35% at the end of 2004), and the cost of intermediate-term non-callable bonds relative to LIBOR improved by 0.03% to 0.10% (3 to 10 basis points). The improvement in the relative costs of these types of consolidated obligation bonds allowed the Bank to maintain competitive rates for intermediate-term advances offered to members.

Swapped callable and non-callable bonds are used in part to fund the Bank’s advances portfolio. In general, the Bank does not match-fund advances with consolidated obligations. Instead, the Bank uses interest rate exchange agreements to swap most advances to a floating rate LIBOR-indexed structure (except overnight advances and adjustable rate advances that are already indexed to LIBOR) and to swap most consolidated obligation bonds to a floating rate LIBOR-indexed structure.

At March 31, 2005, the Bank had $80.0 billion of swapped intermediate-term non-callable bonds and $39.9 billion of swapped callable bonds that primarily funded advances and non-MBS investments. These swapped non-callable and callable bonds combined represented 75% of the Bank’s total consolidated obligation bonds outstanding. The Bank increased its swapped non-callable bonds outstanding by $19.0 billion in the first quarter of 2005, as strong investor demand continued for the FHLBank System’s non-callable fixed rate and adjustable rate bonds. The increase in swapped non-callable bonds during the first quarter of 2005 served to finance the $18.3 billion increase in intermediate-term LIBOR-indexed adjustable rate advances.

At December 31, 2004, the Bank had $50.3 billion of swapped intermediate-term non-callable bonds and $53.1 billion of swapped callable bonds that primarily funded advances and non-MBS investments. These swapped non-callable and callable bonds combined represented 70% of the Bank’s total consolidated obligation bonds outstanding. The Bank increased its swapped callable bonds outstanding by $24.3 billion in 2004, as continued strong investor demand for the FHLBank System’s callable bonds during the first half of 2004 allowed the Bank to issue these bonds and execute matching interest rate swaps to finance a large portion of the $47.9 billion growth in advances to members during 2004 cost-effectively. Investor demand for FHLBank System callable bonds softened during the second half of 2004 as short-term and intermediate-term interest rates rose. Investor demand for FHLBank System fixed rate non-callable bonds increased in the second half of 2004 because of the higher yields available to investors, and the Bank met that demand by issuing swapped non-callable bonds during that period. Growth in the advances portfolio in 2004 led to increases in the use of interest rate exchange agreements to swap the additional $16.9 billion in fixed rate advances and the additional $10.1 billion in non-LIBOR-indexed adjustable rate advances to floating rate assets indexed to LIBOR, and to swap the callable and non-callable bonds used to fund the overall growth in advances to floating rate liabilities indexed to LIBOR.

Mortgage-Related Business. The mortgage-related business consists of MBS investments, mortgage loans acquired through the MPF Program, and the consolidated obligations specifically identified as funding those assets and related hedging instruments. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on the MBS and mortgage loans and the cost of the consolidated obligations funding those assets, including the cash flows from associated interest rate exchange agreements, less the provision for credit losses on mortgage loans.

At March 31, 2005, assets associated with this segment were $29.8 billion (15% of total assets), an increase of $1.7 billion, or 6%, from $28.1 billion at December 31, 2004. The increase was primarily due to increased investments in MBS. In contrast, mortgage loan purchase activity was subdued during the first quarter of 2005 because (i) the market for originating conforming fixed rate mortgage loans was smaller in 2005, as intermediate- and long-term interest rates rose and adjustable rate mortgage loans gained market share; (ii) member business strategies resulted in sales of these mortgage loans to other purchasers; and (iii) the Bank limited its purchases of fixed rate mortgages because the profit spreads available were below the Bank’s targets.

Adjusted net interest income for this segment was $45 million in the first quarter of 2005, an increase of $9 million, or 25%, from $36 million in the first quarter of 2004. The increase was primarily the result of increased earnings on the mortgage loan and MBS portfolios, reflecting higher average balances, partially offset by slightly narrower interest rate spreads. The increase was net of the impact of retrospective adjustments to amortization of purchase premiums and discounts from the acquisition dates of the mortgage loans and MBS in accordance with SFAS 91, which increased adjusted net interest income by $0.3 million in the first quarter of 2005. In contrast, during the first quarter of 2004, retrospective adjustments made in accordance with SFAS 91 decreased adjusted net interest income by $3.2 million. Average mortgage loans decreased $0.5 billion and average MBS investments increased $6.2 billion in the first quarter of 2005 compared to the first quarter of 2004. The increase in average MBS investments reflects the Bank’s strategy to maintain MBS investments close to the regulatory limit of three times capital; average capital grew significantly on a year-over-year basis because of growth in advances.

Adjusted net interest income for this segment represented 31% and 35% of total adjusted net interest income for the first quarter of 2005 and 2004, respectively.

At December 31, 2004, assets associated with this segment were $28.1 billion (15% of total assets), an increase of $5.3 billion, or 23%, from December 31, 2003. The increase was primarily due to increased investments in MBS. In contrast, mortgage loan purchase activity was subdued because (i) the market for originating conforming fixed rate mortgage loans was smaller in 2004 because intermediate- and long-term interest rates rose and adjustable rate mortgage loans gained market share; and (ii) member business strategies resulted in sales of these mortgage loans to other purchasers.

Adjusted net interest income for this segment was $152 million in 2004, an increase of $45 million, or 42%, from 2003. The increase was primarily the result of increased earnings on the mortgage loan and MBS portfolios, reflecting higher average balances and modestly higher portfolio spreads. The increase was net of the impact of retrospective adjustments to amortization of purchase premiums and discounts from the acquisition dates of the mortgage loans and MBS in accordance with SFAS 91, which reduced adjusted net interest income by $0.4 million in 2004. In contrast, during 2003, retrospective adjustments made in accordance with SFAS 91 increased adjusted net interest income by $8 million. Average mortgage loans increased $3.3 billion and average MBS investments increased $3.8 billion in 2004 compared to 2003. The increase in average MBS investments reflects the Bank’s strategy to maintain MBS investments close to the regulatory limit of three times capital; average capital grew significantly in 2004 because of the growth in advances.

Adjusted net interest income for this segment was $107 million in 2003, a decrease of $28 million, or 21%, from 2002. The decrease was primarily due to the impact of the lower interest rate environment during 2003, which reduced the average portfolio spread and earnings on the Bank’s MBS portfolio. Lower interest rates resulted in faster prepayment rates, which reduced the spread between earnings on mortgage assets and the related cost of funds and resulted in a higher rate of amortization of purchase premiums.

Adjusted net interest income for this segment represented 33%, 27%, and 27% of total adjusted net interest income for 2004, 2003, and 2002, respectively.

MPF Program—Under the MPF Program, the Bank may purchase FHA-insured and VA-guaranteed and conventional conforming fixed rate residential mortgage loans directly from eligible members. Under the program, participating members originate or purchase the mortgage loans, credit-enhance them and sell them to the Bank, and generally retain the servicing of the loans. The Bank manages the interest rate and prepayment risk of the loans. The Bank and the member selling the loans share in the credit risk of the loans. For more information regarding credit risk, see the MPF discussion in Management’s Discussion and Analysis under “Risk Management—Credit Risk—MPF Program.”

Mortgage loans purchased by the Bank under the MPF Program generally must comply with the underwriting standards set forth in the MPF Origination Guide. The loans must be qualifying conventional conforming fixed rate, first lien mortgage loans with fully amortizing loan terms of up to 30 years or 15- and 30-year FHA-insured and VA-guaranteed fixed rate, first lien mortgage loans. A conventional loan is one that is not insured by the federal government or any agency thereof. Under the MPF Program, a conforming loan is one that does not exceed the conforming loan limits for loans purchased by Fannie Mae based on data published by the Finance Board and on Supervisory Guidance issued by the Office of Federal Housing Enterprise Oversight. All MPF loans must be secured by owner-occupied, single-family residential properties.

The MPF Servicing Guide establishes the MPF Program requirements for loan servicing and servicer eligibility. The member makes representations that all mortgage loans delivered to the Bank have the characteristics of an investment quality mortgage. An investment quality mortgage is a loan that is made to a borrower from whom repayment of the debt can be expected, is adequately secured by real property, and is originated and serviced in accordance with the MPF Origination Guide and MPF Servicing Guide.

The Federal Home Loan Bank (FHLBank) of Chicago, which developed the MPF Program, provides programmatic and operational support for the program. It establishes the minimum eligibility standards for members to participate in the program, the structure of MPF products, and the standard eligibility criteria for the loans; establishes pricing and manages the delivery mechanism for the loans; and publishes and maintains the MPF Origination Guide and the MPF Servicing Guide. In addition, the FHLBank of Chicago acts as master servicer and as master custodian for the Bank for MPF loans and is compensated for these services through participation interests in some MPF loans acquired by the Bank or through fees paid by the Bank.

If the FHLBank of Chicago were to reduce its involvement in the MPF Program, the Bank believes that it would still be able to fulfill its outstanding commitments to purchase mortgage loans from members. The FHLBank of Chicago is obligated to provide operational support to the Bank until December 31, 2007. After that, the FHLBank of Chicago must give the Bank 60 days’ notice if it intends to discontinue providing this support for loans purchased after that date. However, the FHLBank of Chicago is obligated to provide operational support to the Bank with respect to all loans purchased as of that date until those loans are fully repaid. The Bank does not have a plan to offer a mortgage purchase program to its members for new transactions in the event the FHLBank of Chicago terminates its obligation to support the MPF Program after December 31, 2007. The Bank will determine whether and how to continue purchasing mortgage loans if and when the FHLBank of Chicago announces any reduction in its activities with regard to the MPF Program.

At March 31, 2005, December 31, 2004, and December 31, 2003, the Bank held conventional fixed rate conforming mortgage loans purchased under one of two MPF products, MPF Plus or Original MPF, which are described in greater detail in Management’s Discussion and Analysis under “Risk Management—Credit Risk—MPF Program.” Mortgage loan balances at March 31, 2005, December 31, 2004, and December 31, 2003, were as follows:

(In millions)	March 31, 2005	December 31,
		2004	2003
MPF Plus	$5,365	$5,548	$6,018
Original MPF	510	509	447

Subtotal	5,875	6,057	6,465

Unamortized net premiums	29	31	50
Unamortized net discounts	(49)	(53)	(70)

Total	$5,855	$6,035	$6,445

The Bank may allow one or more of the other FHLBanks to purchase participations, on a loan by loan basis, in all or a portion of the loans purchased by the Bank. As of March 31, 2005, and December 31, 2004, 2003, and 2002, only the FHLBank of Chicago owned participation interests in some of the Bank’s MPF loans. The following table presents purchases during the first quarter of 2005 and 2004 and during the years ended December 31, 2004, 2003, and 2002, of MPF loans with participation interests shared by the Bank and the FHLBank of Chicago:

Purchases of Mortgage Loans with Shared Participation Interests

	Three months ended March 31,		Year ended December 31,
(Dollars in millions)	2005	2004	2004	2003	2002
Participation amounts purchased by FHLBank:
San Francisco	$21	$138	$439	$6,848	$261
Chicago	—	27	93	1,635	261

Total	$21	$165	$532	$8,483	$522

Number of loans purchased	105	993	3,059	44,714	2,750

The following table presents the balances of these loans that were outstanding of March 31, 2005, and December 31, 2004, 2003, and 2002.

Balances Outstanding on Mortgage Loans with Shared Participation Interests

(Dollars in millions)	March 31, 2005	December 31,
		2004	2003	2002
Amounts outstanding by FHLBank:
San Francisco	$2,439	$2,539	$2,755	$106
Chicago	1,365	1,416	1,580	106

Total	$3,804	$3,955	$4,335	$212

Number of loans outstanding	22,479	23,135	24,272	1,354

The FHLBank of Chicago’s loan participation interest included a total of $1.9 billion of loan purchase transactions since inception in which the Bank allowed the FHLBank of Chicago to participate in lieu of receiving a program contribution fee from the Bank at the time the Bank joined the program. Under this arrangement, the Bank allowed the FHLBank of Chicago a 50% participation interest in the first $600 million of the loans purchased by the Bank from its eligible members. At such time as the cumulative amount of participation share to the FHLBank of Chicago equaled approximately $300 million, the amount of participation interest to the FHLBank of Chicago was reduced to allow for only a 25% participation interest.

Beginning in March 2004, for loans purchased after December 31, 2003, the Bank began paying monthly transaction services fees of 5 basis points (annualized) to the FHLBank of Chicago. The transaction services fees are calculated each month on the aggregate outstanding balance of the Bank’s retained interest in loans at the end of the previous month. These transaction services fees were immaterial in the first quarter of 2005 and 2004 and totaled $142,000 in 2004.

Under the participation agreement with the FHLBank of Chicago, the credit risk is shared pro-rata between the two FHLBanks according to their respective ownership in the loans. Credit oversight of the member resides with the Bank and consists of monitoring the financial condition of the member on a quarterly basis and holding collateral to secure the member’s outstanding credit enhancement obligations. Oversight of the member’s financial condition includes an evaluation of its capital, assets, management, earnings, and liquidity. Any material adverse change in a member’s financial condition that affects the member’s continuing eligibility could result in suspension of the member from further participation in the MPF Program.

The Bank periodically reviews its mortgage loan portfolio to identify probable credit losses in the portfolio and to determine the likelihood of collection of the portfolio. The Bank maintains an allowance for credit losses, net of credit enhancements, on mortgage loans acquired under the MPF Program at levels management believes to be adequate to absorb estimated losses inherent in the total mortgage portfolio. The Bank’s allowance for credit losses consists of two components for both the Original MPF and MPF Plus products.

The Bank evaluates the provision for credit losses on Original MPF mortgage loans based on two components. The first component applies to each individual loan that is specifically identified as “impaired.” A loan is considered impaired when it is reported 90 days or more past due (nonaccrual) or when it is probable, based on current information and events, that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. Once the Bank identifies the impaired loans, the Bank evaluates the exposure on these loans in excess of its first and second layer of loss protection (the liquidation value of the real property securing the loan and any primary mortgage insurance) and records a provision on Original MPF loans for potential credit losses.

The second component applies to loans that are not specifically identified as impaired and is based on the Bank’s estimate of probable credit losses in the portfolio as of the financial statement date. The Bank evaluates the credit loss exposure based on the First Loss Account exposure on a loan pool basis and also considers various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. The Bank had established an allowance for credit losses for the Original MPF loan portfolio of $0.4 million as of March 31, 2005, and $0.3 million as of December 31, 2004.

The Bank evaluates the provision for credit losses on MPF Plus loans based on two components. The first component applies to each individual loan that is specifically identified as impaired. The Bank evaluates the exposure on these loans in excess of the first and second layers of loss protection to determine whether the Bank’s credit loss exposure is in excess of the performance-based credit enhancement and supplemental mortgage insurance. If the analysis indicates the Bank has credit loss exposure, the Bank records a provision for potential credit losses on MPF Plus loans. As of March 31, 2005, and December 31, 2004, the Bank determined that a provision for credit losses was not required for these loans. The second component applies to loans that are not specifically identified as impaired and is based on the Bank’s estimate of probable credit losses in the portfolio as of the financial statement date. The Bank evaluates the credit loss exposure and considers various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. As of March 31, 2005, and December 31, 2004, the Bank determined that a provision for credit losses was not required for these loans.

At March 31, 2005, the Bank had 26 loans totaling $3 million classified as nonaccrual or impaired. Twelve of these loans totaling $1 million were in foreclosure or bankruptcy. At December 31, 2004, the Bank had 21 loans totaling $2 million classified as nonaccrual or impaired. Nine of these loans totaling $1 million were in foreclosure or bankruptcy. No mortgage loans were reported 90 days or more delinquent at December 31, 2003; no loans were in foreclosure or classified as nonaccrual or impaired during 2003; and no allowance for credit losses on mortgage loans was deemed necessary by the Bank as of December 31, 2003.

The Bank manages the interest rate and prepayment risks of the mortgage loans by funding these assets with callable and non-callable debt. However, these risks are limited because the size of the fixed rate mortgage loan portfolio is currently limited to a level of two times capital.

MBS Investments—The Bank’s MBS portfolio increased 9% to $23.9 billion, or 288% of capital (as defined by the Finance Board), at March 31, 2005, from $22.0 billion, or 276% of capital, at December 31, 2004. During the first quarter of 2005, the Bank purchased $3.8 billion in MBS. However, as a result of relatively low interest rates, MBS principal payments during the same period totaled $1.6 billion. The Bank’s MBS portfolio increased 35% to $22.0 billion, or 276% of capital, at December 31, 2004, from $16.3 billion, or 279% of capital, at December 31, 2003. During 2004, the Bank purchased $13.3 billion in MBS. However, as a result of relatively low interest rates, MBS principal payments during the same period totaled $7.6 billion. MBS portfolio balances continued to be slightly below the regulatory maximum authorized level of 300% of capital. The Bank expects to continue to invest in MBS near the maximum authorized level in the future, subject to the availability of MBS that meet the Bank’s credit risk, interest rate risk, and expected profitability parameters.

MBS purchases must meet the following credit risk and interest rate risk parameters:

•	MBS Credit Risk Parameters: The Bank purchases MBS securities issued and guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae, and non-agency MBS securities rated AAA by Moody’s Investors Service or Standard & Poor’s. Exposure to any one issuer is limited to 20% of the Bank’s total MBS portfolio. All of the MBS are backed by pools of residential mortgage loans. The Bank prohibits the purchase of MBS backed by pools of commercial mortgage loans and MBS backed by pools of residential mortgage loans labeled as subprime or meeting certain Bank-defined subprime characteristics.

•	MBS Interest Rate Risk Parameters: The Bank is prohibited from purchasing both adjustable rate MBS (with rates at their contractual cap on the trade date) and fixed rate MBS that have average lives that vary more than 6 years under an assumed instantaneous interest rate change of 300 basis points.

Intermediate-term and long-term fixed rate MBS investments are subject to prepayment risk, and long-term adjustable rate MBS investments are subject to interest rate cap risk. The Bank has managed these risks by (i) funding the fixed rate MBS with a mix of non-callable and callable debt, and, to a lesser degree, (ii) purchasing certain MBS for which the prepayment or interest rate cap risk has been partially offset by interest rate exchange agreements, which create synthetic, floating rate assets that may have lifetime interest rate caps but do not have periodic interest rate caps.

In accordance with the provisions of SFAS 133, interest rate exchange agreements associated with held-to-maturity securities are non-hedge qualifying. The transition provisions of SFAS 133 allowed the Bank to transfer any securities classified as held-to-maturity to trading. The Bank transferred its portfolio of economically hedged MBS to the trading securities category on January 1, 2001; as a result, the unrealized fair value gains or losses on these MBS will partially offset the unrealized losses or gains on the associated interest rate exchange agreements. During the first quarter of 2005 and 2004, this designation required the Bank to mark certain MBS to fair value through earnings (for a $5 million unrealized loss and a $4 million unrealized gain, respectively) to partially offset the mark-to-fair value of the associated interest rate exchange agreements (a $5 million unrealized gain and a $3 million unrealized loss, respectively), for a net unrealized loss of $0.4 million and a net unrealized gain of $1 million, respectively. During 2004 and 2003, this designation required the Bank to mark certain MBS to fair value through earnings (for a $12 million and a $15 million unrealized loss, respectively) to partially offset the mark-to-fair value of the associated interest rate exchange agreements (a $13 million and a $15 million unrealized gain, respectively), for a net unrealized gain of $1 million and an immaterial net unrealized loss, respectively.

Borrowings—Total consolidated obligations funding the mortgage-related business increased $1.7 billion, or 6%, from $28.1 billion at December 31, 2004, to $29.8 billion at March 31, 2005. Total consolidated obligations funding the mortgage-related business increased $5.3 billion, or 23%, from $22.8 billion at December 31, 2003, to $28.1 billion at December 31, 2004. These increases paralleled the growth in mortgage portfolio assets.

At March 31, 2005, the notional amount of interest rate exchange agreements associated with the mortgage-related business totaled $9.7 billion, of which $0.3 billion were associated with specific MBS classified as trading securities and $9.4 billion hedged or were associated with consolidated obligations funding the mortgage portfolio. Interest rate exchange agreements associated with consolidated obligations with $6.4 billion in notional amounts at March 31, 2005, were economic hedges that did not qualify for either fair value or cash flow hedge accounting under SFAS 133.

At December 31, 2004, the notional amount of interest rate exchange agreements associated with the mortgage-related business totaled $10.8 billion, of which $0.3 billion were associated with specific MBS classified as trading securities and $10.5 billion hedged or were associated with consolidated obligations funding the mortgage portfolio. Interest rate exchange agreements associated with consolidated obligations with $7.8 billion in notional amounts at December 31, 2004, were economic hedges that did not qualify for either fair value or cash flow hedge accounting under SFAS 133.

CAPITAL

Capital. Total capital as of March 31, 2005, was $8.2 billion, a 4% increase from $7.9 billion as of December 31, 2004. This increase was consistent with the rise in advances during the first quarter of 2005, and primarily reflected additional capital stock purchases by existing members to support additional borrowings during the period and, to a lesser degree, capital stock purchases by new members. The increase was net of repurchases of capital stock, which primarily resulted from the Bank’s surplus capital stock repurchase policy. Total capital as of December 31, 2004, was $7.9 billion, a 35% increase from $5.8 billion as of December 31, 2003. This increase was consistent with the rise in advances and mortgage loans outstanding from 2003 through 2004, and primarily reflected additional capital stock purchases by existing members to support additional borrowings and mortgage loan sales during the period and, to a lesser degree, capital stock purchases by new members. The increase was net of repurchases of capital stock, which primarily resulted from the Bank’s surplus capital stock repurchase policy. The Bank’s surplus capital stock repurchase policy provides for the reduction of a member’s capital stock outstanding if a member has surplus capital stock as of the last business day of the quarter. A member’s surplus capital stock is defined as any stock holdings in excess of 115% of the member’s capital stock requirement, generally excluding stock dividends earned and credited for the current year. In accordance with this policy, the Bank repurchased $39 million in surplus capital stock in the first quarter of 2005, $376 million in 2004, and $1.5 billion in 2003. Bank members held $187 million in surplus capital stock as of March 31, 2005, and $67 million in surplus capital stock as of December 31, 2004. On the repurchase date, approximately one month after the end of the quarter, the Bank recalculates the amount of stock to be repurchased to ensure that the member continues to meet its minimum stock requirement after the stock is repurchased on the repurchase date. For this reason, the Bank repurchased only $164 million of surplus capital stock on April 29, 2005, and $39 million of surplus capital stock on January 31, 2005.

In addition to the Bank’s repurchase of surplus capital stock, the Bank may repurchase some or all of a member’s excess stock at the Bank’s discretion by giving the member 15 days’ written notice. The member may waive the notice period. If the Bank is repurchasing excess stock from a member, the Bank will first repurchase any excess stock subject to a redemption notice submitted by that member, followed by the most recently purchased shares of excess stock not subject to a redemption notice, and then by shares of excess stock most recently acquired other than by purchase and not subject to a redemption notice. In accordance with the Bank’s current surplus capital stock repurchase policy, at the Bank’s discretion, the Bank repurchases excess stock that constitutes surplus capital stock on a quarterly basis.

Bank members held $425 million of capital stock in excess of the minimum amount required to be held in accordance with the Bank’s capital plan as of March 31, 2005. The Bank repurchased excess capital stock totaling $7 million on April 29, 2005. Bank members held $360 million of capital stock in excess of the minimum amount required to be held in accordance with the Bank’s capital plan as of December 31, 2004. The Bank repurchased excess capital stock totaling $45 million on January 31, 2005. A member may obtain redemption of excess capital stock following a five-year redemption period, subject to certain conditions, by providing a written redemption notice to the Bank. At its discretion, under certain conditions, the Bank may repurchase excess stock at any time before the five-year redemption period has expired by providing a member with written notice. On a quarterly basis, the Bank evaluates and determines whether it will repurchase excess stock. While historically the Bank has repurchased excess stock at the member’s request prior to the expiration of the redemption period, the decision to repurchase remains at the Bank’s discretion. Stock required to meet a withdrawing member’s membership stock requirement may only be redeemed at the end of the five-year notice period.

The Bank implemented its capital plan on April 1, 2004, under which each member is required to own stock in an amount equal to the greater of its membership stock requirement or its activity-based stock requirement. Four members, which had capital stock with a total par value of $16 million at March 31, 2004, opted not to participate in the capital plan, and the Bank redeemed their capital stock. All other members participated in the implementation, and outstanding shares of existing capital stock were automatically exchanged for Class B stock redeemable upon five years’ notice to the Bank. Because of the revised parameters for calculating the membership stock requirement for the Bank’s members, the implementation of the capital plan resulted in a net $179 million increase in the Bank’s capital.

Following the implementation of the Bank’s capital plan on April 1, 2004, four members withdrew from membership as a result of mergers with nonmembers. The capital stock outstanding for these four members totaled $55 million as of December 31, 2004. This $55 million is scheduled for redemption on the fifth anniversary of the respective withdrawal dates and has been classified as a liability in “Mandatorily redeemable capital stock” on the Statements of Condition.

Provisions of the Bank’s capital plan are more fully discussed in Note 12 to the Bank’s 2004 Financial Statements.

Capital Requirements. The FHLB Act and Finance Board regulations specify that each FHLBank must meet certain minimum regulatory capital standards. The Bank must maintain (i) total capital in an amount equal to at least 4.0% of its total assets, (ii) leverage capital in an amount equal to at least 5.0% of its total assets, and (iii) permanent capital in an amount equal to at least its regulatory risk-based capital requirement. In addition, the Finance Board staff has indicated that mandatorily redeemable capital stock is considered capital for regulatory purposes. At March 31, 2005, the Bank had a total capital to assets ratio of 4.30%, a leverage capital to assets ratio of 6.45%, and a risk-based capital requirement of $763 million, which was more than satisfied by the Bank’s permanent capital of $8.3 billion. Permanent capital is defined as total capital stock outstanding, including mandatorily redeemable capital stock, plus retained earnings. At December 31, 2004, the Bank had a total capital to assets ratio of 4.30%, a leverage capital to assets ratio of 6.45%, and a risk-based capital requirement of $689 million, which was more than satisfied by the Bank’s permanent capital of $8.0 billion.

The Bank’s capital requirements are more fully discussed in Note 12 to the Bank’s 2004 Financial Statements.

RISK MANAGEMENT

The Bank has an integrated corporate governance and internal control framework designed to support effective management of the Bank’s business activities and the risks inherent in these activities. As part of this framework, the Bank’s Board of Directors has adopted a Risk Management Policy and a Member Products Policy, which are reviewed regularly and updated at least annually. The Risk Management Policy establishes risk guidelines, limits (if applicable), and standards for credit risk, market risk, liquidity risk, operations risk, and business risk in accordance with Finance Board regulations, the risk profile established by the Board of Directors, and other applicable guidelines in connection with the Bank’s capital plan and overall risk management. The Member Products Policy, which applies to products offered to members and housing associates (nonmember mortgagees approved under Title II of the National Housing Act, to which the Bank is permitted under the FHLB Act to make advances), addresses the credit risk of secured credit by establishing credit underwriting criteria, appropriate collateralization levels, and collateral valuation methodologies.

Business Risk

Business risk is defined as the possibility of an adverse impact on the Bank’s profitability or financial or business strategies resulting from business factors that may occur in both the short and long term. Such factors may include, but are not limited to, continued financial services industry consolidation, a declining membership base, concentration of borrowing among members, the introduction of new competing products and services, increased inter-FHLBank and non-FHLBank competition, initiatives to weaken the FHLBank System’s GSE status, changes in regulatory authorities to make advances to members or to invest in mortgage assets, changes in the deposit and mortgage markets for the Bank’s members, and other factors that may have a significant direct or indirect impact on the ability of the Bank to achieve its mission and strategic objectives.

The identification of these business risks is an integral part of the Bank’s annual planning process, and the Bank’s strategic plan identifies initiatives and supporting operating plans to address these risks.

If the relative cost of consolidated obligation bonds and discount notes increases, it could compress profit spreads on advances and investments, result in increased rates on advances offered to members, reduce the competitiveness of advances as a wholesale funding source for certain members, and lead to reduced demand for advances by some members that have alternative sources of wholesale funding. Some of the factors that may adversely affect the relative cost of FHLBank System consolidated obligations may be cyclical in nature and may reverse or subside at some point in the future, such as the low level of interest rates and the growth rate of the housing GSEs.

Other factors that may affect the relative cost of FHLBank System consolidated obligations may not reverse at some point in the near future. These factors may include the growing issuance volume of U.S. Department of Treasury securities. Still other factors are event-related and may reverse or may reoccur in the future; these factors include operating issues or losses disclosed by individual GSEs and uncertainty regarding the future statutory and regulatory structure of the housing GSEs. It is not possible at this time to determine the exact impact of these factors and any other potential future events on the future relative cost of the Bank’s participation in consolidated obligation bonds or discount notes.

Operations Risk

Operations risk is defined as the risk of an unexpected loss to the Bank resulting from human error, fraud, unenforceability of legal contracts, or deficiencies in internal controls or information systems. The Bank’s operations risk is controlled through a system of internal controls designed to minimize the risk of operational losses. Also, the Bank has established and annually tests its business resumption plan under various disaster scenarios involving offsite recovery and the testing of the Bank’s operations and information systems. In addition, an internal audit function audits significant risk areas to evaluate the Bank’s internal controls.

Concentration Risk

Advances. The following tables present the concentration in advances to members whose advances outstanding represented 10% or more of the Bank’s total advances outstanding as of March 31, 2005 and 2004. The tables also present the interest income from advances before the impact of interest rate exchange agreements associated with these advances for the three months ended March 31, 2005 and 2004.

Concentration of Advances and Interest Income from Advances

(Dollars in millions)

	March 31, 2005		March 31, 2004
Name of Borrower	Advances Outstanding[1]	Percentage of Total Advances Outstanding	Advances Outstanding[1]	Percentage of Total Advances Outstanding
Washington Mutual Bank, FA	$57,952	41%	$43,608	41%
World Savings Bank, FSB	24,512	17	14,556	14
Citibank (West), FSB	19,129	13	16,997	16

Subtotal	101,593	71	75,161	71
Others	41,005	29	30,565	29

Total	$142,598	100%	$105,726	100%

	March 31, 2005		March 31, 2004
Name of Borrower	Interest Income from Advances[2]	Percentage of Total Interest Income from Advances	Interest Income from Advances[2]	Percentage of Total Interest Income from Advances
Washington Mutual Bank, FA	$350	37%	$118	28%
World Savings Bank, FSB	155	17	47	11
Citibank (West), FSB	142	15	70	16

Subtotal	647	69	235	55
Others	290	31	189	45

Total	$937	100%	$424	100%

[1]	Member advance amounts and total advance amounts are at par value, and total advance amounts will not agree to amounts shown in the Statements of Condition. The difference between the par and book value amounts primarily relates to fair value adjustments for hedged advances arising from SFAS 133.
[2]	Interest income amounts exclude the interest effect of interest rate exchange agreements with nonmember counterparties; as a result, the total interest income amounts will not agree to the Statements of Income.

The following tables present the concentration in advances to members whose advances outstanding represented 10% or more of the Bank’s total advances outstanding as of December 31, 2004, 2003, and 2002. The tables also present the interest income from advances before the impact of interest rate exchange agreements associated with these advances for the years ended December 31, 2004, 2003, and 2002.

Concentration of Advances and Interest Income from Advances

(Dollars in millions)

	2004		2003		2002
Name of Borrower	Advances Outstanding[1]	Percentage of Total Advances Outstanding	Advances Outstanding[1]	Percentage of Total Advances Outstanding	Advances Outstanding[1]	Percentage of Total Advances Outstanding
Washington Mutual Bank, FA	$60,251	43%	$32,439	35%	$32,945	41%
World Savings Bank, FSB	22,282	16	13,500	15	11,635	14
Citibank (West), FSB	18,294	13	16,039	17	13,490	17

Subtotal	100,827	72	61,978	67	58,070	72
Others	39,424	28	29,974	33	22,183	28

Total	$140,251	100%	$91,952	100%	$80,253	100%

	2004		2003		2002
Name of Borrower	Interest Income from Advances[2]	Percentage of Total Interest Income from Advances	Interest Income from Advances[2]	Percentage of Total Interest Income from Advances	Interest Income from Advances[2]	Percentage of Total Interest Income from Advances
Washington Mutual Bank, FA	$704	32%	$471	25%	$854	30%
World Savings Bank, FSB	302	14	172	9	228	8
Citibank (West), FSB	336	15	457	25	804	29

Subtotal	1,342	61	1,100	59	1,886	67
Others	862	39	765	41	949	33

Total	$2,204	100%	$1,865	100%	$2,835	100%

[1]	Member advance amounts and total advance amounts are at par value, and total advance amounts will not agree to amounts shown in the Statements of Condition. The difference between the par and book value amounts primarily relates to fair value adjustments for hedged advances arising from SFAS 133.
[2]	Interest income amounts exclude the interest effect of interest rate exchange agreements with nonmember counterparties; as a result, the total interest income amounts will not agree to the Statements of Income.

Because of this concentration of advances, the Bank has implemented enhanced credit and collateral review procedures for these members. The Bank also analyzes the implications for its financial management and profitability if it were to lose the advances business of one or more of these members.

If these members were to prepay the advances (subject to the Bank’s limitations on the amount of advance prepayments from a single member in a day or a month) or repay the advances as they came due, and no other advances were made to replace them, the Bank’s assets would decrease significantly and income could be adversely affected. The loss of a significant amount of advances could have a material adverse impact on the Bank’s dividend rate until appropriate adjustments were made to the Bank’s capital level, outstanding debt, and operating expenses. The timing and magnitude of the adjustments would depend on a number of factors, including: (i) the amount and the period over which the advances were prepaid or repaid, (ii) the amount and timing of any decreases in capital, (iii) the profitability of the advances, (iv) the size and profitability of the Bank’s short-term and long-term investments, (v) the extent to which debt matured as the advances were prepaid or repaid, and (vi) the ability of the Bank to extinguish debt or transfer it to other FHLBanks and the costs to extinguish or transfer the debt. As discussed in “Item 1. Business,” the Bank’s financial strategies are designed to enable it to shrink and grow its assets, liabilities, and capital in response to changes in membership composition and member credit needs while paying a market-rate dividend. Under the Bank’s capital plan, Class B stock is redeemable upon five years’ notice. However, at its discretion, under certain conditions, the Bank may repurchase excess Class B stock at any time before the five years have expired.

MPF Program. The Bank had the following concentration in MPF loans with members whose outstanding mortgage loans represented 10% or more of the Bank’s total outstanding mortgage loans at March 31, 2005, December 31, 2004, and December 31, 2003.

Of the nine members participating in the MPF Program at March 31, 2005:

•	$4.4 billion, or 75% of the principal balance of outstanding mortgage loans held by the Bank, were purchased from Washington Mutual Bank, FA. This amount represented 28,994, or 71% of the total number of loans outstanding at March 31, 2005.

•	$1.0 billion, or 17%, were purchased from IndyMac Bank, FSB (IndyMac). This amount represented 8,339, or 20% of the total number of loans outstanding at March 31, 2005.

Of the eight members participating in the MPF Program at December 31, 2004:

•	$4.5 billion, or 75% of the principal balance of outstanding mortgage loans held by the Bank, were purchased from Washington Mutual Bank, FA. This amount represented 29,696, or 71% of the total number of loans outstanding at December 31, 2004.

•	$1.0 billion, or 17%, were purchased from IndyMac. This amount represented 8,588, or 21% of the total number of loans outstanding at December 31, 2004.

Of the eight members participating in the MPF Program at December 31, 2003:

•	$5.1 billion, or 79% of the principal balance of outstanding mortgage loans held by the Bank, were purchased from Washington Mutual Bank, FA. This amount represented 32,622, or 75% of the total number of loans outstanding at December 31, 2003.

•	$1.0 billion, or 14%, were purchased from IndyMac. This amount represented 7,514, or 17% of the total number of loans outstanding at December 31, 2003.

Members participating in the MPF Program, including Washington Mutual Bank, FA, and IndyMac, have made representations and warranties that the mortgage loans comply with the MPF underwriting guidelines. The Bank relies on the quality control review process established for the MPF Program for identification of loans that may not comply with the underwriting guidelines. In the event a mortgage loan does not comply with the MPF underwriting guidelines, the agreement with the member provides that the member is required to repurchase the loan as a breach of the member’s representations and warranties. The Bank may, at its discretion, choose to retain the loan if the Bank determines that the noncompliance can be cured or mitigated through additional contract assurances from the member. During the three months ended March 31, 2005, members repurchased 3 loans totaling $0.4 million that did not comply with the MPF underwriting guidelines. During the years ended December 31, 2004 and 2003, members repurchased 4 loans totaling $0.4 million and 8 loans totaling $1.0 million, respectively, because these loans did not comply with the MPF underwriting guidelines. No loans were repurchased by members in 2002. In addition, all participating members have retained the servicing on the mortgage loans purchased by the Bank. The FHLBank of Chicago (the MPF Provider) has contracted with a master servicer, Wells Fargo Bank of Minnesota, N.A., to monitor the servicing performed by all participating members, including Washington Mutual Bank, FA and IndyMac. The Bank has the right to transfer the servicing at any time, including in the event a participating member does not meet the MPF servicing requirements.

Derivatives Counterparties. The following table presents the concentration in derivatives with derivatives counterparties whose outstanding notional balances represented 10% or more of the Bank’s total notional amount of derivatives outstanding as of the dates indicated:

		March 31, 2005		December 31, 2004		December 31, 2003
Derivatives Counterparty	Credit Rating	Notional	Percentage of Total Notional	Notional	Percentage of Total Notional	Notional	Percentage of Total Notional
		(in millions)		(in millions)		(in millions)
Deutsche Bank AG	AA	$39,379	18%	$33,328	16%	$16,843	13%
JP Morgan Chase Bank	AA	29,070	13	26,067	13	13,802	11
Barclays Bank PLC	AA	22,528	10	—	—	—	—
Credit Suisse First Boston International	A+	—	—	—	—	15,476	12

Subtotal		90,977	41	59,395	29	46,121	36
Others		124,369	59	143,089	71	80,653	64

Total		$215,346	100%	$202,484	100%	$126,774	100%

For more information regarding credit risk on derivatives counterparties, see the Credit Exposure to Derivatives Counterparties table in Management’s Discussion and Analysis under “Credit Risk—Derivatives Counterparties.”

Liquidity Risk

Liquidity risk is defined as the risk that the Bank will be unable to meet its obligations as they come due or to meet the credit needs of its members and eligible nonmember borrowers in a timely and cost-efficient manner. The Bank is required to maintain liquidity for operating needs and for contingency purposes in accordance with certain Finance Board regulations and with the Bank’s own Risk Management Policy. In their asset-liability management planning, members may look to the Bank to provide standby liquidity. The Bank seeks to be in a position to meet its customers’ credit and liquidity needs and pay its obligations without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs. The Bank’s primary sources of liquidity are short-term investments and the issuance of new consolidated obligation bonds and discount notes. The Bank maintains short-term, high-quality money market investments in amounts that average up to three times the Bank’s capital to satisfy these requirements and objectives. Growth in advances to members may initially be funded by on-balance sheet liquidity, but within a short time it will be funded by increased issuance of consolidated obligations. The capital to support the growth in advances is provided by the borrowing members, through their capital requirements, which are based in part on outstanding advances. At March 31, 2005, and December 31, 2004, the Bank’s total capital to assets ratio was 4.30%, 0.30% above the minimum regulatory requirement.

The Bank maintains contingency liquidity plans designed to enable it to meet its obligations and the liquidity needs of members in the event of operational disruptions at the Bank or the Office of Finance or short-term disruptions of the capital markets. The Bank has a regulatory contingency liquidity requirement to maintain at least five days of liquidity to enable it to meet its obligations without issuance of new consolidated obligations. In addition, the Bank’s Asset-Liability Committee adopted a formal guideline in 2004 to maintain at least three months of liquidity to enable the Bank to meet its obligations in the event of a longer-term capital markets disruption. The Bank maintained at least three months of liquidity for such circumstances beginning in the third quarter of 2004. On a daily basis, the Bank models its cash commitments and expected cash flows for the next 90 days to determine the Bank’s projected liquidity position. If a market or operational disruption occurred that prevented the issuance of new consolidated obligation bonds or discount notes through the capital markets, the Bank could meet its obligations by: (i) allowing short-term liquid investments to mature, (ii) using eligible securities as collateral for repurchase agreement borrowings, and (iii) if necessary, allowing advances to mature without renewal. As of March 31, 2005, and December 31, 2004, the Bank had the following estimated sources of funds to support operations for the next 90 days:

Sources of 90-Day Contingent Liquidity

(In millions)	March 31, 2005	December 31, 2004
Maturing overnight and short-term investments	$18,798	$14,462
Estimated borrowing capacity of securities available for repurchase agreement borrowings:
MBS	20,290	18,430
Housing finance agency bonds	1,117	1,476
Maturing advances	26,642	37,103

In addition, the Bank has the following potential sources of additional liquidity:

•	The Bank may be able to borrow on an unsecured basis through the Federal funds markets.

•	The Bank may be able to borrow on a unsecured basis from other FHLBanks.

•	The Bank may be able to attract additional deposits from members.

•	The U.S. Secretary of the Treasury is authorized, at his/her discretion, to purchase up to $4.0 billion of consolidated obligations.

Credit Risk

Credit risk is defined as the risk that the market value, or estimated fair value if market value is not available, of an obligation will decline as a result of deterioration in the creditworthiness of the obligor. The Bank further refines the definition of credit risk as the risk that a secured or unsecured borrower will default and the Bank will suffer a loss due to the inability to fully recover, on a timely basis, amounts owed to the Bank.

Advances. The Bank manages the credit risk associated with lending to members by closely monitoring the creditworthiness of the members and the quality and value of the assets that they pledge as collateral. The Bank also has procedures to assess the mortgage underwriting and documentation standards of the members that pledge mortgage collateral. In addition, the Bank has collateral policies and restricted lending procedures in place to help manage its exposure to members that experience difficulty in meeting their capital requirements or other standards of creditworthiness. These credit and collateral policies balance the Bank’s dual goals of meeting members’ needs as a reliable source of liquidity and limiting credit loss by adjusting the credit and collateral terms. The Bank has never experienced a credit loss on an advance.

All advances must be fully collateralized. To secure advances, members may pledge one- to four-family residential mortgage loans; multifamily mortgage loans; mortgage-backed securities; securities issued, insured, or guaranteed by the U.S. government or any of its agencies, including without limitation MBS issued or guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae; cash or deposits in the Bank; and certain other real estate-related collateral, such as home equity or commercial real estate loans. The Bank may also accept secured small business, small farm, and small agribusiness loans as collateral from members that are community financial institutions. Community financial institutions are defined for 2005 as FDIC-insured depository institutions with average total assets over the preceding three-year period of $567 million or less. Community financial institutions are defined for 2004 as FDIC-insured depository institutions with average total assets over the preceding three-year period of $548 million or less.

In accordance with the FHLB Act, any security interest granted to the Bank by any member or member affiliate has priority over the claims and rights of any other party, including any receiver, conservator, trustee, or similar entity that has the rights of a lien creditor, unless these claims and rights would be entitled to priority under otherwise applicable law and are held by actual purchasers or by parties that are secured by actual perfected security interests. The Bank perfects its security interest in loan collateral by completing a UCC-1 filing for each member. The Bank requires delivery of all securities collateral and may also require delivery of loan collateral under certain conditions (for example, from a newly formed institution or when a member’s creditworthiness deteriorates).

Management determines the borrowing capacity of a member based on the member’s credit quality and eligible collateral pledged in accordance with the Bank’s Risk Management Policy and regulatory requirements. Credit quality is determined and periodically assessed using the member’s financial information, regulatory examination and enforcement actions, and other public information. The Bank values the pledged collateral and conducts periodic collateral field reviews to establish the amount it will lend against each collateral type for each member.

The Bank evaluates the type of collateral pledged by members and assigns a borrowing capacity to the collateral based on a percentage of its fair value. The borrowing capacities include a margin for potential future credit exposure, estimated costs to liquidate, and the risk of a decline in the fair value of the collateral.

In general, the Bank’s maximum borrowing capacities range from 50% to 100% of the fair value of the collateral. For example, Bank term deposits have a borrowing capacity of 100%, while small business loans have a maximum borrowing capacity of 50%. Securities pledged as collateral typically have higher borrowing capacities (80% to 99.5%) compared to first lien residential mortgage loans (75% to 90%) and other loans (50% to 80%) because they tend to have readily available market values, cost less to liquidate, and are delivered to the Bank when they are pledged.

Other factors that the Bank considers in assigning borrowing capacity to a member’s collateral include the pledging method for loans (for example, specific identification, blanket lien, or required delivery), collateral field review results, the member’s financial strength and condition, and the concentration of collateral type by member. The Bank monitors and reviews each member’s borrowing capacity and collateral requirements on a daily basis and adheres to the Bank’s Collateral Guide when assigning borrowing capacity.

During the collateral field reviews, the Bank examines a statistical sample of each member’s pledged loans every six months to every three years, depending on the risk profile of the member and the pledged collateral. The loan examination validates the loan ownership and existence of the loan note, determines whether the Bank has a perfected interest in the loans, and validates that the critical legal documents exist and are accessible to the Bank. The loan examination also identifies applicable secondary market discounts in order to assess salability and liquidation risk and value.

The following tables present a summary of the status of members’ credit outstanding and collateral borrowing capacity as of March 31, 2005, and December 31, 2004. Almost all credit outstanding and collateral borrowing capacity are with members that have the top three credit quality ratings. Credit quality ratings are determined based on results from the Bank’s credit model and on other qualitative information, with the assignment of a rating within the range of one to ten, with one being the highest credit quality rating.

Member Credit Outstanding and Collateral Borrowing Capacity by Charter Type

March 31, 2005

Dollars in millions

	All Members	Members with Credit Outstanding
		Number	Credit Outstanding*	Collateral Borrowing Capacity**
Charter	Number			Total	Used
Savings institutions	34	30	$123,171	$194,177	63%
Commercial banks	236	161	15,947	31,615	50%
Thrift and loan companies	9	9	2,792	4,311	65%
Credit unions	75	35	1,477	4,300	34%
Insurance companies	4	—	—	—	0%

Total	358	235	$143,387	$234,403	61%

Member Credit Outstanding and Collateral Borrowing Capacity by Credit Quality Rating

March 31, 2005

Dollars in millions

Member Credit Quality Rating	All Members	Members with Credit Outstanding
		Number	Credit Outstanding*	Collateral Borrowing Capacity**
	Number			Total	Used
1	101	81	$67,416	$114,251	59%
2	101	69	12,326	18,605	66%
3	78	51	62,238	98,925	63%
4	56	24	1,136	2,180	52%
5	18	8	265	431	62%
6	3	1	4	7	57%
7-10	1	1	2	4	50%

Total	358	235	$143,387	$234,403	61%

*	Includes letters of credit, the market value of swaps, Federal funds and other investments, and the credit enhancement obligation on MPF loans.
**	Collateral borrowing capacity does not represent commitments to lend on the part of the Bank.

Member Credit Outstanding and Collateral Borrowing Capacity by Charter Type

December 31, 2004

Dollars in millions

Charter	All Members	Members with Credit Outstanding
		Number	Credit Outstanding*	Collateral Borrowing Capacity**
	Number			Total	Used
Savings institutions	35	30	$122,478	$184,952	66%
Commercial banks	235	160	15,519	30,826	50%
Thrift and loan companies	9	9	2,071	3,785	55%
Credit unions	73	34	1,414	4,423	32%
Insurance companies	4	—	—	—	—

Total	356	233	$141,482	$223,986	63%

Member Credit Outstanding and Collateral Borrowing Capacity by Credit Quality Rating

December 31, 2004

Dollars in millions

Member Credit Quality Rating	All Members	Members with Credit Outstanding
		Number	Credit Outstanding*	Collateral Borrowing Capacity**
	Number			Total	Used
1	91	78	$62,742	$105,542	60%
2	106	69	5,555	11,994	46%
3	78	44	72,070	104,578	69%
4	62	35	1,072	1,759	61%
5	13	3	34	88	39%
6	5	3	7	20	35%
7-10	1	1	2	5	40%

Total	356	233	$141,482	$223,986	63%

*	Includes letters of credit, the market value of swaps, Federal funds and other investments, and the credit enhancement obligation on MPF loans.
**	Collateral borrowing capacity does not represent commitments to lend on the part of the Bank.

Based on the borrowing capacity of collateral held as security for advances, management’s credit analyses, and prior repayment history, no allowance for credit losses on advances is deemed necessary by management.

MPF Program. Both the Bank and the FHLBank of Chicago must approve a member to become a participant in the MPF Program. To be eligible for approval, a member must meet the loan origination, servicing, reporting, credit, and collateral standards established by the Bank and the FHLBank of Chicago for the program.

The Bank and any member selling loans to the Bank through the MPF Program share in the credit risk of the loans sold by that member as specified in a master agreement. These assets have more credit risk than advances. MPF loans generally have a credit risk exposure equivalent to AA-rated assets taking into consideration the credit risk sharing structure mandated by the Finance Board’s Acquired Member Asset (AMA) regulation. The MPF Program structures potential credit losses on conventional MPF loans into layers with respect to each pool of loans purchased by the Bank under a single Master Commitment:

1.	The first layer of protection against loss is the liquidation value of the real property securing the loan.

2.	The next layer of protection comes from the primary mortgage insurance that is required for loans with a loan-to-value ratio greater than 80%.

3.	Losses that exceed the liquidation value of the real property and any primary mortgage insurance, up to an agreed-upon amount called the “First Loss Account” for each Master Commitment, are incurred by the Bank.

4.	Losses in excess of the First Loss Account for each Master Commitment, up to an agreed-upon amount called the “credit enhancement amount,” are covered by the member’s credit enhancement obligation.

5.	Losses in excess of the First Loss Account and the member’s remaining credit enhancement for the Master Commitment, if any, are incurred by the Bank.

The First Loss Account provided by the Bank is a memorandum account, a record-keeping mechanism the Bank uses to track the amount of potential expected losses for which it is liable on each Master Commitment before the member’s credit enhancement is used to cover losses.

The credit enhancement amount for each Master Commitment, together with any primary mortgage insurance coverage, is sized to limit the Bank’s credit losses in excess of the First Loss Account to those that would be expected on an equivalent investment with a long-term credit rating of AA, as determined by the MPF Program methodology. As required by the AMA Regulation, the MPF Program methodology has been confirmed by a nationally recognized statistical rating organization (NRSRO) as providing an analysis of each Master Commitment that is “comparable to a methodology that the NRSRO would use in determining credit enhancement levels when conducting a rating review of the asset or pool of assets in a securitization transaction.” By requiring credit enhancement in the amount determined by the MPF Program methodology, the Bank expects to have the same probability of incurring credit losses in excess of the First Loss Account and the member’s credit enhancement obligation on any Master Commitment as an investor has of incurring credit losses on an equivalent investment with a long-term credit rating of AA.

Before delivering loans for purchase under the MPF Program, the member submits data on the individual loans to the FHLBank of Chicago, which calculates the loan level credit enhancement needed. The rating agency model used considers many characteristics, such as loan-to-value ratio, property type, loan purpose, borrower credit scores, and loan term to determine the loan level credit enhancement. The resulting credit enhancement amount for each loan purchased is accumulated under a Master Commitment to establish a pool level credit enhancement amount for the Master Commitment. A member may have multiple Master Commitments, each of which is unique based on the actual loans delivered into the Master Commitment. The pool level credit enhancement amount includes a pool factor, a required amount of credit coverage above the aggregate loan level credit enhancement, if more than 20% of the loans include subordinate financing or there are fewer than 300 total loans in the pool.

The Bank’s mortgage loan portfolio currently consists of two MPF products: Original MPF and MPF Plus, which differ from each other in the way the First Loss Account is determined, the options available for covering the member’s credit enhancement obligation, and the fee structure for the credit enhancement fees.

Under Original MPF, the First Loss Account accumulates over the life of the Master Commitment. Each month, the outstanding aggregate principal balance of the loans at monthend is multiplied by an agreed-upon percentage (typically 4 basis points per annum), and that amount is added to the First Loss Account. As credit and special hazard losses are realized that are not covered by the liquidation value of the real property or primary mortgage insurance, they are first charged to the Bank, with a corresponding reduction of the First Loss Account for that Master Commitment up to the amount accumulated in the First Loss Account at that time. Over time, the First Loss Account may cover the expected credit losses on a Master Commitment, although losses that are greater than expected or that occur early in the life of the Master Commitment could exceed the amount accumulated in the First Loss Account. In that case, the excess losses would be charged next to the member’s credit enhancement to the extent available.

The First Loss Account for Original MPF for the first quarter of 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, was as follows:

First Loss Account for Original MPF

(Dollars in millions)	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
Balance at beginning of the period	$0.3	$0.1	$0.1	$—	$—
Amount accumulated during the period	0.1	0.1	0.2	0.1	—

Balance at end of the period	$0.4	$0.2	$0.3	$0.1	$—

The member’s credit enhancement obligation under Original MPF must be collateralized by the member in the same way that advances from the Bank are collateralized, as described under “Credit Risk—Advances.” For taking on the credit enhancement obligation, the Bank pays the member a monthly credit enhancement fee, typically 10 basis points per annum, calculated on the unpaid principal balance of the loans in the Master Commitment. The Bank charges this amount to interest income, effectively reducing the overall yield earned on the loans purchased by the Bank. The Bank reduced net interest income for credit enhancement fees totaling $0.1 million in the first quarter of 2005 and $0.1 million in the first quarter of 2004 for Original MPF loans. The Bank reduced net interest income for credit enhancement fees totaling $0.5 million in 2004 and $0.3 million in 2003 for Original MPF loans. The Bank’s credit enhancement fees for Original MPF loans were immaterial in 2002.

Under MPF Plus, the First Loss Account is equal to a specified percentage of the scheduled principal balance of loans in the pool as of the sale date of each loan. The percentage of the First Loss Account is negotiated for each Master Commitment. The member typically provides credit enhancement under MPF Plus by purchasing a supplemental mortgage insurance policy that equals its credit enhancement obligation. The Bank manages credit exposure to supplemental mortgage insurance carriers in the same way that it manages unsecured credit in its investment portfolio. A member’s credit enhancement obligation not covered by supplemental mortgage insurance must be fully collateralized. Typically, the amount of the First Loss Account is equal to the deductible on the supplemental mortgage insurance policy. However, the supplemental mortgage insurance policy does not cover special hazard losses or credit losses on loans with a loan-to value ratio below a certain percentage (usually 50%). As a result, credit losses on loans not covered by the supplemental mortgage insurance policy and special hazard losses may reduce the amount of the First Loss Account without reducing the deductible to the supplemental mortgage insurance policy. If the deductible limit on the supplemental mortgage insurance policy has not been met and the pool incurs credit losses that exceed the amount of the First Loss Account, those losses will be allocated to the Bank until the supplemental mortgage insurance policy deductible has been met. Once the deductible has been met, the supplemental mortgage insurance policy will cover credit losses on loans covered by the policy up to the maximum loss coverage provided by the policy. Finally, the Bank will absorb credit losses that exceed the maximum loss coverage of the supplemental mortgage insurance policy, credit losses on loans not covered by the policy, and all special hazard losses, if any. At March 31, 2005, 86% of the participating members’ credit enhancement obligation on MPF Plus loans was met through the purchase of supplemental mortgage insurance. At December 31, 2004 and 2003, 83% of the participating members’ credit enhancement obligation on MPF Plus loans was met through the purchase of supplemental mortgage insurance. None of the supplemental mortgage insurance at March 31, 2005, December 31, 2004, and December 31, 2003, was provided by member institutions or their affiliates.

The First Loss Account for MPF Plus for the first quarter of 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002, was as follows:

First Loss Account for MPF Plus

(Dollars in millions)	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003	2002
Balance at beginning of the period	$13	$12	$12	$1	$—
Amount accumulated during the period	—	—	1	11	1

Balance at end of the period	$13	$12	$13	$12	$1

Under MPF Plus, the Bank pays the member a credit enhancement fee that is divided into a fixed credit enhancement fee and a performance credit enhancement fee. The fixed credit enhancement fee is paid each month beginning with the month after each loan delivery. The performance credit enhancement fee accrues monthly beginning with the month after each loan delivery and is paid to the member beginning 12 months later. Performance credit enhancement fees payable to the member are reduced by an amount equal to loan losses that are absorbed by the First Loss Account, up to the full amount of the First Loss Account established for each Master Commitment. If losses absorbed by the First Loss Account, net of previously withheld performance credit enhancement fees, exceed the credit enhancement fee payable in any period, the excess will be carried forward and applied against future performance credit enhancement fees. The Bank had not experienced realized losses, and no performance credit enhancement fees had been forgone as of March 31, 2005, and December 31, 2004. The Bank reduced net interest income for credit enhancement fees totaling $1 million in the first quarter of 2005 and $1 million in the first quarter of 2004 for MPF Plus loans. The Bank reduced net interest income for credit enhancement fees totaling $6 million in 2004 and $2 million in 2003 for MPF Plus loans. The Bank’s liability for performance-based credit enhancement fees for MPF Plus was $2 million, $2 million, and $1 million at March 31, 2005, December 31, 2004, and December 31, 2003, respectively. The Bank’s credit enhancement fee expense and liability for MPF Plus loans were immaterial in 2002.

The Bank provides for a loss allowance, net of the credit enhancement, for any impaired loans and for the estimates of other probable losses, and the Bank has policies and procedures in place to manage the credit risk appropriately. The Bank bases the allowance for credit losses for the Bank’s mortgage loan portfolio on management’s estimate of probable credit losses in the portfolio as of the balance sheet date. The Bank performs periodic reviews of its portfolio to identify the probable losses within the portfolio. The overall allowance is determined by an analysis that includes consideration of observable data such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment.

Mortgage loan delinquencies as of March 31, 2005, December 31, 2004, and December 31, 2003, were as follows:

	March 31, 2005	December 31,
		2004	2003
30 – 59 days delinquent	$30	$24	$35
60 – 89 days delinquent	3	2	1
90 days or more delinquent	2	2	—

Total delinquencies	$35	$28	$36

Nonaccrual loans[1]	$—	$2	$—
Loans past due 90 days or more and still accruing interest	—	—	—
Delinquencies as a percentage of total mortgage loans outstanding	0.60%	0.47%	0.56%
Nonaccrual loans as a percentage of total mortgage loans outstanding	0.05%	0.04%	—

[1]	The nonaccrual loans included 12 loans totaling $1 million that were in foreclosure or bankruptcy as of March 31, 2005, and 9 loans totaling $1 million that were in foreclosure or bankruptcy as of December 31, 2004.

For the first quarter of 2005 and for the year ended December 31, 2004, interest income that was contractually due but not received and interest income forgone on the nonaccrual loans were immaterial.

The weighted average age of the Bank’s MPF mortgage loan portfolio was 20 months as of March 31, 2005, 18 months as of December 31, 2004, and 6 months as of December 31, 2003. Delinquencies amounted to 0.60% of the total loans in the Bank’s portfolio as of March 31, 2005, which was below the national delinquency rate for prime fixed rate mortgages of 1.83% in the first quarter of 2005 published in the Mortgage Bankers Association of America’s National Delinquency Survey. Delinquencies amounted to 0.47% of the total loans in the Bank’s portfolio as of December 31, 2004, which was below the national delinquency rate for prime fixed rate mortgages of 2.23% in the fourth quarter of 2004 published in the Mortgage Bankers Association of America’s National Delinquency Survey. Delinquencies amounted to 0.56% of the total loans in the Bank’s portfolio as of December 31, 2003, which was below the national delinquency rate for one- to four-unit conventional prime residential mortgages of 2.58% in the fourth quarter of 2003 published in the Mortgage Bankers Association of America’s

National Delinquency Survey. However, the Bank’s MPF mortgage loan portfolio may not be as seasoned as the portfolios used by the Mortgage Bankers Association of America. Therefore, the delinquency rate for the Bank’s portfolio may not be comparable to the national delinquency rates published in the Mortgage Bankers Association of America’s National Delinquency Survey.

Estimated losses on MPF loans in excess of the liquidation value of real property securing the loans and primary mortgage insurance were $28,000 in the first quarter of 2005. These estimated losses were recorded as reductions to the credit enhancement fee liability. There were no estimated losses on MPF loans in excess of the liquidation value of real property securing the loans and primary mortgage insurance in the first quarter of 2004. The Bank experienced its first foreclosure of an MPF loan in 2004. At December 31, 2004, the estimated loss in excess of the liquidation value of real property securing the loan and primary mortgage insurance was $32,000 and was recorded as a reduction to the credit enhancement fee liability. The Bank did not have any loans with anticipated losses, and no loans were in foreclosure at December 31, 2003 and 2002.

Investments. The Bank has adopted credit policies and exposure limits for investments that promote diversification and liquidity. These policies restrict the amounts and terms of the Bank’s investments according to the Bank’s own capital position as well as the capital and creditworthiness of the counterparty.

The Bank invests in short-term unsecured Federal funds sold, negotiable certificates of deposit (interest-bearing deposits in banks), and commercial paper with member and nonmember counterparties.

The Bank’s policy sets forth the capital and creditworthiness requirements for member and nonmember counterparties for unsecured credit. All Federal funds counterparties (members and nonmembers) must be FDIC-insured financial institutions or domestic branches of foreign commercial banks. In addition, for all unsecured credit lines, member counterparties must have at least $100 million in Tier 1 capital (as defined by the applicable regulatory agencies) or tangible capital and nonmembers must have at least $250 million in Tier 1 capital (as defined by the applicable regulatory agencies) or tangible capital. Additional guidelines are as follows:

		Unsecured Credit Limit Amount is the Lower of Percent of Bank Capital or Percent of Counterparty Capital
	Long Term Credit Rating*	Maximum Percentage Limit for Outstanding Term**	Maximum Percentage Limit for Total Outstanding	Maximum Investment Term
Member counterparty	AAA	15%	30%	9 months
	AA	14%	28%	9 months
	A	9%	18%	9 months
	BBB	3%	6%	9 months

Nonmember counterparty	AAA	15%	20%	9 months
	AA	14%	18%	6 months
	A	9%	12%	3 months

*	Long term credit rating scores shown in the table are based on the lowest of Moody’s Investors Services, Standard & Poor’s or comparable Fitch ratings. Other comparable agency scores may also be used by the Bank.
**	Term limit applies to unsecured extensions of credit excluding Federal funds transactions with a maturity of one day or less and Federal funds subject to a continuing contract.

The Bank’s unsecured investment credit limits and terms for member counterparties are less stringent than for nonmember counterparties because the Bank has access to more information from members to assist in evaluating the member counterparty credit risk.

The Bank’s investments also include housing finance agency bonds issued by housing finance agencies located in the 11th District of the FHLBank System. These bonds currently are all AAA-rated mortgage revenue bonds (federally taxable) that are collateralized by pools of residential mortgages and credit enhanced by bond insurance. The Bank’s policy limits these investments to $3 billion of AAA-rated bonds and $250 million of AA-rated bonds.

In addition, the Bank’s investments include AAA-rated non-agency MBS, some of which are issued by and/or purchased from members or their affiliates, and MBS that are guaranteed by Fannie Mae, Freddie Mac, or Ginnie Mae. The MBS guaranteed by Fannie Mae and Freddie Mac are not guaranteed by the U.S. government. The Bank’s policy limits these MBS investments in total to three times the Bank’s capital. The Bank does not have investment credit limits and terms that differ for members and nonmembers for these investments.

Consistent with the Bank’s investment objectives, and subject to the established credit limits described above, the Bank executes all investments, non-MBS and MBS, without preference to the status of the counterparty or the issuer of the investment as a nonmember, member, or affiliate of a member. The following tables present the Bank’s investment credit exposure at the dates indicated, based on counterparties’ long-term credit ratings provided by Moody’s Investors Service, Standard & Poor’s, or comparable Fitch ratings.

Investment Credit Exposure

March 31, 2005

(In millions)

	Credit Rating[1]
Investment Type	AAA	AA	A	BBB	Total
Interest-bearing deposits in banks	$—	$2,892	$1,753	$—	$4,645
Federal funds sold	—	9,622	3,913	19	13,554
Trading securities:
MBS:
GNMA	62	—	—	—	62
FNMA	259	—	—	—	259

Total trading securities	321	—	—	—	321

Held-to-maturity securities:
Commercial paper	—	400	—	—	400
Discount notes—FNMA	197	—	—	—	197
Housing finance agency bonds	1,314	—	—	—	1,314
MBS:
GNMA	45	—	—	—	45
FHLMC	273	—	—	—	273
FNMA	655	—	—	—	655
Non-agency	22,572	—	—	—	22,572

Total held-to-maturity securities	25,056	400	—	—	25,456

Total investments	$25,377	$12,914	$5,666	$19	$43,976

December 31, 2004

(In millions)

	Credit Rating[1]
Investment Type	AAA	AA	A	Total
Interest-bearing deposits in banks	$—	$4,916	$335	$5,251
Federal funds sold	—	5,394	3,067	8,461
Trading securities:
Housing finance agency bonds	266	—	—	266
MBS:
GNMA	67	—	—	67
FNMA	269	—	—	269

Total trading securities	602	—	—	602

Held-to-maturity securities:
Commercial paper	748	—	—	748
Housing finance agency bonds	1,470	—	—	1,470
MBS:
GNMA	48	—	—	48
FHLMC	297	—	—	297
FNMA	693	—	—	693
Non-agency	20,583	—	—	20,583

Total held-to-maturity securities	23,839	—	—	23,839

Total investments	$24,441	$10,310	$3,402	$38,153

December 31, 2003

(In millions)

	Credit Rating[1]
Investment Type	AAA	AA	A	Total
Interest-bearing deposits in banks	$—	$3,100	$187	$3,287
Securities purchased under agreements to resell[2]	5,100	—	—	5,100
Federal funds sold	—	5,167	267	5,434
Trading securities:
Housing finance agency bonds	493	—	—	493
MBS:
GNMA	98	—	—	98
FNMA	326	—	—	326

Total trading securities	917	—	—	917

Held-to-maturity securities:
Commercial paper	742	300	—	1,042
Housing finance agency bonds	1,328	—	—	1,328
MBS:
GNMA	72	—	—	72
FHLMC	449	—	—	449
FNMA	659	—	—	659
Non-agency	14,713	—	—	14,713

Total held-to-maturity securities	17,963	300	—	18,263

Total investments	$23,980	$8,567	$454	$33,001

[1]	At March 31, 2005, $0.4 billion of the A-rated investments and the $19 million of BBB-rated investments were with members. At December 31, 2004, $1.1 billion of the A-rated investments were with members. At December 31, 2003, all of the A-rated investments were with members. The A-rated investments all had maturities of 3 months or less as of March 31, 2005, December 31, 2004, and December 31, 2003.
[2]	Classified based on the credit rating of securities held as collateral.

The following tables present the portfolio concentration in the Bank’s trading and held-to-maturity securities portfolios at March 31, 2005, December 31, 2004, and December 31, 2003, with U.S. government agency and GSE issuers and other issuers whose aggregate carrying values represented 10% or more of the Bank’s capital separately identified.

Trading Securities: Portfolio Concentration

	March 31, 2005
(In millions)	Carrying Value	Estimated Fair Value
MBS:
GNMA	$62	$62
FNMA	259	259

Total trading securities	$321	$321

	December 31, 2004
(In millions)	Carrying Value	Estimated Fair Value
Housing finance agency bonds:
California Housing Finance Agency	$266	$266
MBS:
GNMA	67	67
FNMA	269	269

Total trading securities	$602	$602

	December 31, 2003
(In millions)	Carrying Value	Estimated Fair Value
Housing finance agency bonds:
California Housing Finance Agency	$493	$493
MBS:
GNMA	98	98
FNMA	326	326

Total trading securities	$917	$917

Held-to-Maturity: Securities Portfolio Concentration

	March 31, 2005
(In millions)	Carrying Value	Estimated Fair Value
Commercial paper[1]	$400	$400
Discount notes: FNMA	197	197
Housing finance agency bonds:
California Housing Finance Agency	1,314	1,323
MBS:
GNMA	45	45
FHLMC and FNMA	928	924
Banc of America Mortgage Securities	1,500	1,474
Countrywide Home Loans	1,093	1,082
CS First Boston Mortgage Securities Corp.	975	970
Master Adjustable Rate Mortgages Trust	1,344	1,325
MLCC Mortgage Investors Inc.	1,518	1,515
Sequoia Mortgage Trust	1,612	1,610
Structured Asset Securities Corp.	2,916	2,845
Washington Mutual	1,892	1,863
Wells Fargo Mortgage Backed Securities Trust	1,434	1,423
Other non-agency issuers[1]	8,288	8,230

Total MBS	23,545	23,306

Total held-to-maturity securities	$25,456	$25,226

	December 31, 2004
(In millions)	Carrying Value	Estimated Fair Value
Commercial paper[1]	$748	$748
Housing finance agency bonds:
California Housing Finance Agency	1,470	1,479
MBS:
GNMA	48	48
FHLMC and FNMA	990	997
Banc of America Mortgage Securities	1,596	1,577
Countrywide Home Loans	1,181	1,178
CS First Boston Mortgage Securities Corp.	1,154	1,152
Master Adjustable Rate Mortgages Trust	989	981
MLCC Mortgage Investors Inc.	1,406	1,404
Sequoia Mortgage Trust	1,755	1,753
Structured Asset Securities Corp.	3,069	3,024
Washington Mutual	2,025	2,007
Wells Fargo Mortgage Backed Securities Trust	1,490	1,496
Other non-agency issuers[1]	5,918	5,913

Total MBS	21,621	21,530

Total held-to-maturity securities	$23,839	$23,757

	December 31, 2003
(In millions)	Carrying Value	Estimated Fair Value
Commercial paper[1]	$1,042	$1,042
Housing finance agency bonds:
California Housing Finance Agency	1,328	1,334
MBS:
GNMA	72	72
FHLMC and FNMA	1,108	1,122
Banc of America Mortgage Securities	1,370	1,373
Countrywide Home Loans	1,034	1,034
CS First Boston Mortgage Securities Corp.	2,107	2,104
Master Adjustable Rate Mortgages Trust	651	643
Sequoia Mortgage Trust	1,154	1,150
Structured Asset Mortgage Investments, Inc.	640	637
Structured Asset Securities Corp.	2,776	2,775
Washington Mutual	1,888	1,879
Other non-agency issuers[1]	3,093	3,101

Total MBS	15,893	15,890

Total held-to-maturity securities	$18,263	$18,266

[1]	Includes issuers of securities that have a carrying value that is less than 10% of total Bank capital.

Many of the Bank’s members and their affiliates are extensively involved in residential mortgage finance. Accordingly, members or their affiliates may be involved in the sale of MBS to the Bank or in the origination or securitization of the mortgage loans backing the MBS purchased by the Bank.

The Bank held approximately $5.0 billion book value of non-agency MBS at March 31, 2005, that had been issued by five members or their affiliates. In addition, the Bank held $2.5 billion book value of MBS at March 31, 2005, that had been purchased from two registered securities dealers that were affiliates of members at the time of purchase.

The Bank held approximately $4.7 billion book value of non-agency MBS at December 31, 2004, that had been issued by five members or their affiliates. In addition, the Bank held $2.3 billion book value of MBS at December 31, 2004, that had been purchased from two registered securities dealers that were affiliates of members.

The Bank held approximately $3.8 billion book value of MBS at December 31, 2003, that had been issued by six members or their affiliates. In addition, the Bank held $1.7 billion of MBS at December 31, 2003, that had been purchased from two registered securities dealers that were affiliates of members.

Derivatives Counterparties. The Bank has also adopted credit policies and exposure limits for derivatives and off-balance sheet credit exposure. All extensions of credit (including interest rate swaps, caps, and floors) to counterparties that are members of the Bank must be fully secured by eligible collateral. For nonmember counterparties, the Bank selects only highly rated derivatives dealers that meet the Bank’s eligibility criteria.

In addition, the Bank has entered into master netting arrangements and bilateral security agreements with all active nonmember derivatives counterparties that provide for delivery of collateral at specified levels to limit net unsecured credit exposure to these counterparties.

Under these policies and agreements, the amount of unsecured credit exposure to an individual counterparty is the lesser of (i) an amount commensurate with the counterparty’s capital and its credit quality, as determined by rating agency long-term credit ratings of the counterparty’s debt securities or deposits, or (ii) an absolute credit exposure limit. The following tables present the Bank’s credit exposure to its derivatives counterparties at the dates indicated.

Credit Exposure to Derivatives Counterparties

March 31, 2005

(In millions)

Counterparty Credit Rating	Notional Balance	Gross Credit Exposure	Collateral	Net Unsecured Exposure
AA	$146,206	$—	$—	$—
A	68,338	1	—	1

Subtotal	214,544	1	—	1
Member institutions[1]	802	23	23	—

Total derivatives	$215,346	$24	$23	$1

December 31, 2004

(In millions)

Counterparty Credit Rating	Notional Balance	Gross Credit Exposure	Collateral	Net Unsecured Exposure
AA	$134,221	$10	$10	$—
A	67,474	18	15	3

Subtotal	201,695	28	25	3
Member institutions[1]	789	15	15	—

Total derivatives	$202,484	$43	$40	$3

December 31, 2003

(In millions)

Counterparty Credit Rating	Notional Balance	Gross Credit Exposure	Collateral	Net Unsecured Exposure
AA	$71,660	$101	$57	$44
A	54,621	155	149	6

Subtotal	126,281	256	206	50
Member institutions[1]	493	10	10	—

Total derivatives	$126,774	$266	$216	$50

[1]	Collateral held with respect to interest rate exchange agreements with members represents either collateral physically held by or on behalf of the Bank or collateral assigned to the Bank, as evidenced by a written security agreement, and held by the members for the benefit of the Bank.

At March 31, 2005, the Bank had a total of $215.3 billion in notional amounts of derivative contracts outstanding. Of this total:

•	$214.5 billion represented notional amounts of derivative contracts outstanding with 20 nonmember derivatives counterparties. Nine of these counterparties made up 79% of the total nonmember notional amount outstanding and individually ranged from 5% to 18% of that total. The remaining nonmember counterparties each represented less than 5% of the total nonmember notional amount outstanding. Three of the nonmember derivatives counterparties that had $18.7 billion of derivatives outstanding at March 31, 2005, were affiliates of members.

•	$802 million represented notional amounts with member counterparties, which included notional amounts of derivative contracts of $795 million with seven member counterparties and MPF purchase commitments of $7 million with three member counterparties. The $795 million notional amount consisted of exactly offsetting interest rate exchange agreements that the Bank entered into for purposes of acting as an intermediary between exactly offsetting transactions with members and other counterparties. This intermediation allows members indirect access to the derivatives market.

Gross credit exposure at March 31, 2005, was $24 million, which consisted of:

•	$1 million of gross credit exposure with one nonmember derivatives counterparty. After consideration of collateral held by the Bank, the amount of net unsecured exposure totaled $1 million.

•	$23 million of gross credit exposure on open derivative contracts with four member counterparties, all of which was secured with eligible collateral.

At December 31, 2004, the Bank had a total of $202.5 billion in notional amounts of derivative contracts outstanding. Of this total:

•	$201.7 billion represented notional amounts of derivative contracts outstanding with 20 nonmember derivatives counterparties. Ten of these counterparties made up 82% of the total nonmember notional amount outstanding and individually ranged from 5% to 17% of that total. The remaining nonmember counterparties each represented less than 5% of the total nonmember notional amount outstanding. Three of the nonmember derivative counterparties that had $19.7 billion of derivatives outstanding at December 31, 2004, were affiliates of members.

•	$789 million represented notional amounts with member counterparties, which included notional amounts of derivative contracts of $785 million with six member counterparties and MPF purchase commitments of $4 million with three member counterparties. The $785 million notional amount consisted of exactly offsetting interest rate exchange agreements that the Bank entered into for purposes of acting as an intermediary between exactly offsetting transactions with members and other counterparties. This intermediation allows members indirect access to the derivatives market.

Gross credit exposure at December 31, 2004, was $43 million, which consisted of:

•	$28 million of gross credit exposure with three nonmember derivatives counterparties. After consideration of collateral held by the Bank, the amount of net unsecured exposure totaled $3 million. Three counterparties made up 100% of the total nonmember gross credit exposure amount outstanding and individually ranged from 5% to 60% of the gross credit exposure with nonmember counterparties.

•	$15 million of gross credit exposure on open derivative contracts with three member counterparties, all of which was secured with eligible collateral.

At December 31, 2003, the Bank had a total of $126.8 billion in notional amounts of derivative contracts outstanding. Of this total,

•	$126.3 billion represented notional amounts of derivative contracts outstanding with 20 nonmember derivatives counterparties. Six of these counterparties made up 61% of the total nonmember notional amount outstanding and individually ranged from 6% to 13% of that total. The remaining nonmember counterparties each represented less than 5% of the total nonmember notional amount outstanding. Three of the nonmember derivative counterparties that had $13.5 billion of derivatives outstanding at December 31, 2003, were affiliates of members.

•	$493 million represented notional amounts with member counterparties, which included notional amounts of derivative contracts of $488 million with eight member counterparties and MPF purchase commitments of $5 million with two member counterparties. The $488 million notional amount consisted of exactly offsetting interest rate exchange agreements that the Bank entered into for purposes of acting as an intermediary between exactly offsetting transactions with members and other counterparties. This intermediation allows members indirect access to the derivatives market.

Gross credit exposure at December 31, 2003, was $266 million, which consisted of:

•	$256 million of gross credit exposure with 10 nonmember derivatives counterparties. After consideration of collateral held by the Bank, the amount of net unsecured exposure totaled $50 million. Five counterparties made up 96% of the total nonmember gross credit exposure amount outstanding and individually ranged from 6% to 35% of the gross credit exposure with nonmember counterparties. The gross credit exposure and net unsecured exposure for these five counterparties were $246 million and $45 million, respectively.

•	$10 million of gross credit exposure on open derivative contracts with four member counterparties, all of which was secured with eligible collateral.

The Bank’s gross credit exposure with nonmember counterparties, representing net gain amounts due to the Bank, was $1 million at March 31, 2005, $28 million at December 31, 2004, and $256 million at December 31, 2003. The gross credit exposure reflects the fair value of derivative contracts, including interest amounts accrued through the reporting date, and is netted by counterparty because the Bank’s contracts with counterparties include this legal right.

The Bank’s gross credit exposure decreased from December 31, 2004, to March 31, 2005, and decreased from December 31, 2003, to December 31, 2004, primarily as a result of increases in both long-term and short-term U.S. dollar-denominated swap interest rates. In general, the Bank is a net receiver of fixed interest rates and a net payer of floating interest rates under its derivative contracts with counterparties. Therefore, as interest rates rise, the net fair value of the interest rate exchange agreements with counterparties declines, which reduces the Bank’s gross credit exposure to counterparties in which the Bank is a net receiver of fixed interest rates compared to fair values estimated under the prior period’s lower interest rate conditions. In addition, as interest rates rise, certain counterparties to interest rate swaps in which the Bank is a net receiver of fixed interest rates may have increased credit exposure to the Bank resulting in an increase in the collateral the Bank must deliver and pledge to the counterparties.

The notional amount of derivative contracts outstanding with nonmember derivatives counterparties grew $12.8 billion from December 31, 2004, to March 31, 2005. The increase primarily reflects the derivatives used to hedge the liabilities used to fund the increased volume of outstanding advances. The notional amount of derivative contracts outstanding with nonmember derivatives counterparties grew $75.4 billion from December 31, 2003, to December 31, 2004. The increase reflects the derivatives used to hedge the higher outstanding advances and the liabilities used to fund the advances. An increase or decrease in the notional amounts of derivative contracts may not result in a corresponding increase or decrease in gross credit exposure because the fair values of derivatives contracts are generally zero at inception.

Market Risk

Market risk is defined as the risk to the Bank’s net equity value and net interest income (excluding the impact of SFAS 133) as a result of a movement in interest rates, interest rate spreads, market volatility, and other market factors.

The Bank’s market risk management objective is to maintain a relatively low exposure of net equity value and future earnings (excluding the impact of SFAS 133) to changes in interest rates. This profile reflects the Bank’s objective of maintaining a conservative asset-liability mix and its commitment to providing value to its members without subjecting their investments in Bank capital stock to significant interest rate risk.

Risk identification and risk measurement are primarily accomplished through (i) market value sensitivity analyses, (ii) net interest income sensitivity analyses, and (iii) repricing gap analyses. The Risk Management Policy approved by the Board of Directors establishes market risk policy limits and market risk measurement standards at the total Bank level. Additional guidelines approved by the Bank’s Asset-Liability Committee (ALCO) apply to the Bank’s two business segments.

These guidelines provide limits that are monitored at the segment level and are consistent with the total Bank policy limits. Interest rate risk is managed for each business segment on a daily basis, as discussed in “Segment Market Risk.” At least monthly, any exceptions to Bank policies or management guidelines are presented to the ALCO or Board of Directors with a corrective action plan, if applicable.

Total Bank Market Risk.

Market Value of Equity Sensitivity—The Bank uses market value of equity sensitivity (the interest rate sensitivity of the net fair value of all assets, liabilities, and interest rate exchange agreements) to measure the Bank’s exposure to changes in interest rates. The Bank maintains its estimated market value of equity sensitivity within the limits specified by the Board of Directors in the Risk Management Policy primarily by managing the term, size, timing, and interest rate attributes of assets, liabilities, and interest rate exchange agreements acquired, issued, or executed.

The Bank’s market value of equity exposure analysis generally shows that a 100-basis-point increase in interest rates results in a modest decrease in the estimated market value of equity, while a comparable decrease in interest rates shows a modest increase in the estimated market value of equity, but to a lesser degree. This non-linear change in the sensitivity of the estimated market value of equity to changes in interest rates is generally the result of the impacts of the options embedded in the Bank’s assets and liabilities (such as the prepayment option inherent in mortgage assets). The Bank manages the risks associated with these embedded options, but does not completely eliminate these risks.

The Bank’s market value of equity sensitivity policy is to limit the adverse impact of an instantaneous parallel shift of a plus or minus 100-basis-point change in interest rates from current rates (“base case”) to no worse than –4% of the estimated market value of equity. In addition, the policy limits the adverse impact of an instantaneous plus or minus 100-basis-point change in interest rates measured from interest rates that are 200 basis points above or below the base case to no worse than –6% of the estimated market value of equity. The Bank’s market value of equity sensitivity was in compliance with this policy for the first quarter of 2005 and for 2004 and 2003.

To determine the estimated market value of equity and its estimated sensitivity to interest rates, the Bank uses a third party proprietary asset and liability system to calculate estimated market values under alternative interest rate scenarios. The system analyzes all of the Bank’s financial instruments including derivatives on a transaction-level basis using sophisticated valuation engines with consistent and appropriate behavioral assumptions, market prices, and current position data. The system also includes a mortgage prepayment model.

At least on an annual basis, the Bank reexamines the major assumptions and methodologies used in the model, including discounting curves, spreads for discounting, and prepayment assumptions. The Bank also compares the prepayment assumptions in the third-party model to other sources, including actual prepayment history.

The following table presents the estimated percentage change in the Bank’s market value of equity that would result from changes in interest rates under different interest rate scenarios.

Market Value of Equity Sensitivity

Estimated Percentage Change in Market Value of Bank Equity for Various Changes in Interest Rates:

	March 31, 2005	December 31,
Interest Rate Scenario*		2004	2003
+200 basis point change	–4.7%	–5.0%	–4.9%
+100 basis point change	–2.1%	–2.3%	–2.2%
–100 basis point change	+1.6%	+1.2%	+1.2%
–200 basis point change	+1.6%	+1.5%	–0.8%

*	Instantaneous change from actual rates at dates indicated.

The change in risk exposure associated with market value of equity sensitivity between 2004 and 2003 is from the refinement of estimates that resulted in lower prepayment assumptions on mortgage loans and MBS in the minus-200-basis-point interest rate scenario.

Potential Dividend Yield—The potential dividend yield is used by the Bank to assess financial performance. The potential dividend yield is based on current period earnings excluding the effects of fair value adjustments made in accordance with SFAS 133, which will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged assets, hedged liabilities, and derivatives. Prior to the first quarter of 2005, the potential dividend yield also excluded the impact of advance prepayment fees and other gains and losses associated with termination of interest rate exchange agreements and early retirement of consolidated obligations related to advance prepayments in accordance with the Bank’s Retained Earnings and Dividend Policy.

The Bank limits the sensitivity of projected financial performance through a policy limit on projected adverse changes in the potential dividend yield. The policy limits the adverse impact of a simulated plus or minus 200-basis-point instantaneous change in interest rates (limited such that interest rates cannot be less than zero) on the projected potential dividend yield, measured over a 12-month forecast period, to –175 basis points. Results of simulations as of March 31, 2005, showed that the adverse change in the projected potential dividend yield from an instantaneous and parallel increase or decrease of 200 basis points in interest rates was –99 basis points, well within the policy limit of –175 basis points. Results of simulations as of December 31, 2004, showed that the adverse change in the projected potential dividend yield from an instantaneous and parallel increase or decrease change of 200 basis points in interest rates was –50 basis points, also well within the policy limit of –175 basis points.

Repricing Gap Analysis—Repricing gap analysis shows the interest rate sensitivity of assets, liabilities, and interest rate exchange agreements by term-to-maturity (fixed rate instruments) or repricing interval (adjustable rate instruments). In assigning assets to repricing periods, management considers expected prepayment speeds, amortization of principal, repricing frequency, where applicable, and contractual maturities of financial instruments. The repricing gap analysis excludes the reinvestment of cash received or paid for maturing instruments. The amounts shown in the following table represent the net difference between total asset and liability repricings, including the impact of interest rate exchange agreements, for a specified time period (the “periodic gap”). For example, the positive periodic gap for the “6 months or less” time period indicates that as of March 31, 2005, there were $4.4 billion more assets than liabilities repricing or maturing during the 6-month period beginning on March 31, 2005. The large positive net periodic gap in the first 6-month period equals approximately 53% of the Bank’s total capital, is consistent with the Bank’s interest rate risk management strategies, and indicates that: (i) the market value risk for a large portion of invested Bank capital, as measured by net periodic gaps, is maintained at a low level, and (ii) the income sensitivity for a large portion of invested Bank capital is responsive to changes in short-term interest rates.

Repricing Gap Analysis

As of March 31, 2005

(In millions)	Interest Rate Sensitivity Period
	Less Than 6 Months	6 Months to 1 Year	1 to 5 Years	Over 5 Years
Advances-related business:
Assets
Investments	$20,127	$—	$—	$—
Advances	119,860	5,436	15,480	1,540
Other assets	480	—	—	—

Total Assets	140,467	5,436	15,480	1,540

Liabilities
Consolidated obligations:
Bonds	48,116	11,661	75,290	3,508
Discount notes	12,545	430	—	—
Deposits	717	—	—	—
Other borrowings	100	—	—	—
Mandatorily redeemable capital stock	—	—	54	—
Other liabilities	2,080	—	—	188

Total Liabilities	63,558	12,091	75,344	3,696

Interest rate exchange agreements	(71,708)	7,152	62,561	1,995

Periodic gap of advances-related business	5,201	497	2,697	(161)

Mortgage-related business:
Assets
MBS	6,845	1,604	13,930	1,486
Mortgage loans	405	284	2,230	2,936
Other assets	118	—	—	—

Total Assets	7,368	1,888	16,160	4,422

Liabilities
Consolidated obligations:
Bonds	807	1,417	15,364	3,948
Discount notes	7,654	648	—	—
Other liabilities	—	—	—	—

Total Liabilities	8,461	2,065	15,364	3,948

Interest rate exchange agreements	285	394	788	(1,467)

Periodic gap of mortgage-related business	(808)	217	1,584	(993)

Total periodic gap	$4,393	$714	$4,281	$(1,154)

Repricing Gap Analysis

As of December 31, 2004

(In millions)	Interest Rate Sensitivity Period
	Less Than 6 Months	6 Months to 1 Year	1 to 5 Years	Over 5 Years
Advances-related business:
Assets
Investments	$16,212	$—	$—	$—
Advances	111,399	11,790	15,511	1,554
Other assets	423	—	—	—

Total Assets	128,034	11,790	15,511	1,554

Liabilities
Consolidated obligations:
Bonds	53,070	10,184	59,951	4,255
Discount notes	18,518	570	—	—
Deposits	935	—	—	—
Other borrowings	55	—	—	—
Other liabilities	1,247	—	—	204

Total Liabilities	73,825	10,754	59,951	4,459

Interest rate exchange agreements	(49,287)	(577)	47,116	2,748

Periodic gap of advances-related business	4,922	459	2,676	(157)

Mortgage-related business:
Assets
MBS	6,904	1,663	12,129	1,261
Mortgage loans	398	364	2,295	2,978
Other assets	101	—	—	—

Total Assets	7,403	2,027	14,424	4,239

Liabilities
Consolidated obligations:
Bonds	2,356	1,105	13,410	3,778
Discount notes	6,737	432	—	—
Other liabilities	275	—	—	—

Total Liabilities	9,368	1,537	13,410	3,778

Interest rate exchange agreements	475	319	983	(1,777)

Periodic gap of mortgage-related business	(1,490)	809	1,997	(1,316)

Total periodic gap	$3,432	$1,268	$4,673	$(1,473)

Duration Gap—Duration gap is the difference between the estimated durations (market value sensitivity) of assets and liabilities (including the impact of interest rate exchange agreements) and reflects the extent to which estimated maturity and repricing cash flows for assets and liabilities are matched. The Bank monitors duration gap analysis at the total Bank level but does not have a policy limit. The Bank’s duration gap was one month as of March 31, 2005, unchanged from the one-month duration gap as of December 31, 2004, and December 31, 2003.

Total Bank Duration Gap Analysis

			December 31,
	March 31, 2005		2004		2003
	Amount	Duration*	Amount	Duration*	Amount	Duration*
	(In millions)	(In months)	(In millions)	(In months)	(In millions)	(In months)
Assets	$192,761	6	$184,982	6	$132,390	7
Liabilities	184,527	5	177,082	5	126,544	6

Net	$8,234	1	$7,900	1	$5,846	1

*	Duration values include the impact of off-balance sheet hedges.

Segment Market Risk. The financial performance and interest rate risks of each business segment are managed within prescribed guidelines, which, when combined, are consistent with the policy limits for the total Bank.

Advances-Related Business—Interest rate risk arises from the advances-related business primarily through the investment of member-contributed capital into fixed rate investments of targeted amounts and maturities. In general, advances result in very little net interest rate risk for the Bank because most fixed rate advances with original maturities greater than three months and advances with embedded options are hedged contemporaneously with interest rate swaps or options with terms offsetting the advance. The interest rate swaps and options generally are maintained as hedges for the life of the advances. These hedged advances effectively create a pool of variable rate assets, which, in combination with the strategy of raising debt swapped to variable rate liabilities, creates an advances portfolio with low net interest rate risk.

Non-MBS investments have maturities of less than three months or are variable rate investments. These investments also effectively match the interest rate risk of the Bank’s variable rate funding.

The interest rate risk in the advances-related business is primarily associated with the Bank’s strategy for investing the members’ contributed capital. The Bank invests approximately 50% of its capital in short-term assets (maturities of three months or less) and approximately 50% of its capital in a laddered portfolio of fixed rate financial instruments with maturities of one month to four years (“targeted gaps”).

The strategy to invest 50% of members’ contributed capital in short-term assets is intended to mitigate the market value of capital risks associated with potential repurchase of members’ surplus capital stock. The strategy to invest 50% of capital in a laddered portfolio of instruments with maturities to four years is intended to take advantage of the higher earnings available from a generally positively sloped yield curve in which intermediate-term investments generally have higher yields than short-term investments. Surplus capital stock primarily results from a decline in a member’s advances; capital stock, when repurchased, is required to be repurchased at its statutory purchase price of $100 per share.

Management updates the repricing and maturity gaps for actual asset, liability, and derivative transactions that occur in the advances-related segment each day. Management regularly compares the targeted repricing and maturity gaps to the actual repricing and maturity gaps to identify rebalancing needs for the targeted gaps. On a weekly basis management evaluates the projected impact of expected maturities and scheduled repricings of assets, liabilities, and interest rate exchange agreements on the interest rate risk of the advances-related segment. The analyses are prepared under base case and alternate interest rate scenarios to assess the effect of put options and call options embedded in the advances, related financing, and hedges. These analyses are also used to measure and manage potential reinvestment risk (when the remaining term of advances is shorter than the remaining term of the financing) and potential refinancing risk (when the remaining term of advances is longer than the remaining term of the financing).

Because of the short-term and variable rate nature of the assets, liabilities, and derivatives of the advances-related business, the Bank’s interest rate risk guidelines address the minimum and maximum amounts of net assets that are expected to mature or reprice in a given period. For example, net assets of the advances-related business equal to 56% of capital are targeted to mature or reprice within six months of the measurement date. The repricing gap analysis table as of March 31, 2005, in “Total Bank Market Risk—Repricing Gap Analysis” above shows that roughly $5.2 billion of net assets for the advances-related business (63% of capital) were scheduled to mature or reprice in the six-month period following March 31, 2005. The repricing gap analysis table as of December 31, 2004, in “Total Bank Market Risk—Repricing Gap Analysis” above shows that roughly $4.9 billion of net assets for the advances-related business (62% of capital) were scheduled to mature or reprice in the six-month period following December 31, 2004. Net market value sensitivity analysis and net interest income simulations are also used to identify and measure risk and variances to the target interest rate risk exposure in the advances-related segment.

Mortgage-Related Business—The Bank’s mortgage assets include MBS, most of which are classified as held-to-maturity and some of which are classified as trading, and mortgage loans purchased under the MPF Program. The Bank is exposed to interest rate risk from the mortgage-related business because the cash flows of the mortgage assets and the liabilities that fund them are not exactly matched through time and across all possible interest rate scenarios, given the uncertainty of the mortgage prepayments and the existence of interest rate caps on certain adjustable rate MBS.

The Bank primarily purchases a mix of intermediate-term fixed rate and floating rate MBS. Generally, purchases of long-term fixed rate MBS have been relatively small; any MPF loans acquired are long-term fixed rate mortgage assets. This results in a mortgage portfolio that has a diversified set of interest rate risk attributes.

The estimated market risk of the mortgage-related business is managed both at the time an individual asset is purchased and on a total portfolio level. At the time of purchase (for all significant mortgage asset acquisitions), the Bank analyzes the estimated earnings sensitivity risk, estimated net market value sensitivity, and estimated prepayment sensitivity of the mortgage assets and anticipated funding and hedging under various interest rate scenarios. At or close to the time of purchase of a mortgage asset, the related funding and hedging transactions are executed.

At least monthly, management reviews the estimated market risk of the entire portfolio of mortgage assets and related funding and hedges. Rebalancing strategies to modify the estimated mortgage portfolio market risks are then considered. Periodically, more in-depth analyses are performed, which include the impacts of non-parallel shifts in the yield curve and assessments of unanticipated prepayment behavior. Based on these analyses, management may take actions to rebalance the mortgage portfolio’s estimated market risk profile. These rebalancing strategies may include new funding and hedging transactions, forgoing or modifying certain funding or hedging transactions normally executed with new mortgage purchases, or terminating certain funding and hedging transactions for the mortgage asset portfolio.

The Bank manages the estimated interest rate and prepayment risk associated with mortgage assets through a combination of debt issuance and derivatives. The Bank may issue callable debt and non-callable debt and execute derivative transactions to achieve cash flow patterns and market value sensitivities for the liabilities and derivatives similar to those expected on the mortgage assets. Debt issued to finance mortgage assets may be fixed rate debt, callable fixed rate debt, or adjustable rate debt. Derivatives may be used as temporary hedges of anticipated debt issuance, as temporary hedges of mortgage loan purchase commitments, or as long-term hedges of debt used to finance the mortgage assets. The derivatives used to hedge the interest rate risk of fixed rate mortgage assets generally may be options to enter into interest rate swaps (swaptions) or callable and non-callable pay-fixed interest rate swaps. Derivatives used to hedge the periodic cap risks of adjustable rate mortgages may be receive-adjustable, pay-adjustable swaps with embedded caps that offset the periodic caps in the mortgage assets.

The Bank’s interest rate risk guidelines for the mortgage-related business address the net market value sensitivity of the assets, liabilities, and derivatives of the mortgage-related business. The following table presents results of estimated market value of equity sensitivity analysis attributable to the mortgage-related business as of March 31, 2005, December 31, 2004, and December 31, 2003.

Market Value of Equity Sensitivity

Estimated Percentage Change in Market Value of Bank Equity Attributable to the Mortgage-Related Business for Various Changes in Interest Rates:

Interest Rate Scenario*	March 31, 2005	December 31,
		2004	2003
+200 basis point change	–2.8%	–3.4%	–3.3%
+100 basis point change	–1.2%	–1.6%	–1.5%
–100 basis point change	+1.2%	+1.1%	+0.7%
–200 basis point change	+0.8%	+0.7%	–1.1%

*	Instantaneous change from actual rates at dates indicated.

Interest Rate Exchange Agreements. A derivative transaction or interest rate exchange agreement is a financial contract whose fair value is generally derived from changes in the values of an underlying asset or liability. The Bank uses interest rate swaps, options to enter into interest rate swaps (swaptions), interest rate cap and floor agreements, and callable and putable interest rate swaps (collectively, interest rate exchange agreements) to manage its exposure to interest rate risks inherent in its normal course of business – lending, investment, and funding activities.

The primary strategies that the Bank employs for using interest rate exchange agreements and the associated market risks are as follows:

•	To convert fixed interest rate advances to LIBOR floating rate structures, which reduces the Bank’s exposure to fixed interest rates.

•	To convert non-LIBOR-indexed advances to LIBOR floating rate structures, which reduces the Bank’s exposure to basis risk from non-LIBOR interest rates.

•	To convert fixed interest rate consolidated obligations to LIBOR floating rate structures, which reduces the Bank’s exposure to fixed interest rates. (A combined structure of the callable derivative and callable debt instrument is usually lower in cost than a comparable LIBOR floating rate debt instrument, allowing the Bank to reduce its funding costs.)

•	To convert non-LIBOR-indexed consolidated obligations to LIBOR floating rate structures, which reduces the Bank’s exposure to basis risk from non-LIBOR interest rates.

•	To reduce the interest rate sensitivity and repricing gaps of assets, liabilities, and interest rate exchange agreements.

•	To obtain an option to enter into an interest rate swap to receive a fixed rate, which provides an option to reduce the Bank’s exposure to fixed interest rates on consolidated obligations.

•	To obtain callable fixed rate equivalent funding by entering into a callable pay-fixed interest rate swap in connection with the issuance of a short-term discount note. The fixed rate callable equivalent funding is used to mitigate exposure to prepayment of mortgage assets.

•	To offset an embedded cap and/or floor in an advance.

The following table summarizes the type of hedged item, hedging instrument, associated hedging strategy, accounting designation as specified under SFAS 133, and notional amount as of March 31, 2005, and December 31, 2004.

			Notional Amount
Hedging Instrument	Hedging Strategy	Accounting Designation	March 31, 2005	December 31, 2004
			(In millions)	(In millions)
Hedged Item: Advances

Pay fixed, receive floating interest rate swap	To convert the asset’s fixed rate to a LIBOR floating rate	Fair Value Hedge	$35,977	$44,638

Interest rate cap and/or floor	To offset the cap and/or floor embedded in the variable rate advance asset	Fair Value Hedge	11,837	12,987

Subtotal Fair Value Hedges			47,814	57,625

Basis swap	To convert the asset’s non-LIBOR index rate to a LIBOR floating rate	Economic Hedge*	10,095	10,047

Basis swap	To convert a 3-month LIBOR floating rate asset to a 1-month LIBOR floating rate to reduce interest rate sensitivity and repricing gaps	Economic Hedge*	3,500	2,500

Subtotal Economic Hedges*			13,595	12,547

Total			$61,409	$70,172

Hedged Item: Non-Callable Bonds

Receive fixed, pay floating interest rate swap	To convert the fixed rate debt instruments to a LIBOR floating rate	Fair Value Hedge	$69,443	$42,409

Pay fixed, receive LIBOR forward starting swap	To offset the variability of cash flows associated with anticipated fixed rate debt issuance	Cash Flow Hedge	—	45

Basis swap	To convert the debt instrument’s non-LIBOR index to a LIBOR floating rate	Economic Hedge*	13,484	10,779

Basis swap	To convert a 3-month LIBOR floating rate debt instrument to a 1-month LIBOR floating rate to reduce interest rate sensitivity and repricing gaps	Economic Hedge*	18,227	13,327

Swaption	To obtain an option to enter into an interest rate swap to receive a fixed rate, which provides an option to reduce the Bank’s exposure to fixed interest rates on consolidated obligations that offset the prepayment risk of mortgage assets	Economic Hedge*	3,587	3,487

Subtotal Economic Hedges*			35,298	27,593

Total			$104,741	$70,047

			Notional Amount
Hedging Instrument	Hedging Strategy	Accounting Designation	March 31, 2005	December 31, 2004
			(In millions)	(In millions)
Hedged Item: Callable Bonds

Receive fixed, pay floating interest rate swap with an option to call	To convert the fixed rate debt instruments to a LIBOR floating rate; swap is callable on the same date as the bond	Fair Value Hedge	$39,707	$52,897

Pay fixed, receive LIBOR forward starting swap with an option to call	To offset the variability of cash flows associated with anticipated callable fixed rate debt issuance; swap is callable	Cash Flow Hedge	165	330

Receive fixed, pay floating interest rate swap with an option to call	To convert the fixed rate debt instruments to a LIBOR floating rate; swap is callable	Economic Hedge*	175	175

Total			$40,047	$53,402

Hedged Item: Discount Notes

Receive fixed, pay floating interest rate swap	To convert the fixed rate debt instruments to a LIBOR floating rate	Fair Value Hedge	$1,131	$1,036

Pay fixed, receive floating callable interest rate swap	To convert debt to fixed rate callable debt that offset the prepayment risk of mortgage assets	Economic Hedge*	2,023	2,023

Receive fixed, pay adjustable	To convert a discount note to a 1-month LIBOR or other short-term floating rate to hedge repricing gaps	Economic Hedge*	3,968	3,620

Subtotal Economic Hedges*			5,991	5,643

Total			$7,122	$6,679

Hedged Item: Trading Securities

Pay MBS rate, receive floating interest rate swap	To convert the MBS rate to a LIBOR floating rate	Economic Hedge*	$300	$320

Hedged Item: Intermediary Positions

Pay fixed, receive floating interest rate swap, and receive fixed, pay variable interest rate swap	To offset interest rate swaps executed with members by executing interest rate swaps with counterparties	Economic Hedge*	$1,650	$1,810

Interest rate cap/floor	To offset stand-alone cap and/or floor executed with member	Economic Hedge*	70	50

Total			$1,720	$1,860

Total			$215,339	$202,480

Mortgage Delivery Commitments**			7	4

Total Notional			$215,346	$202,484

*	Economic hedges are derivatives that are matched to balance sheet instruments but do not meet the requirements for hedge accounting under SFAS 133.
**	Mortgage delivery commitments are classified as derivatives pursuant to SFAS 149, with changes in their fair value recorded in other income.

While management uses interest rate exchange agreements to achieve the specific financial objectives described above, certain transactions do not qualify for hedge accounting under the rules of SFAS 133 (economic hedges). As a result, changes in the fair value of the interest rate exchange agreement are recorded in current period earnings. Finance Board regulation and the Bank’s Risk Management Policy prohibit the speculative use of interest rate exchange agreements, and the Bank does not trade derivatives for profit.

It is the Bank’s policy to use interest rate exchange agreements only to reduce the market risk exposures inherent in the otherwise unhedged asset and funding positions of the Bank and to achieve other financial objectives of the Bank, such as obtaining low-cost funding for advances and mortgage assets. The central focus of the financial management practices of the Bank is preserving and enhancing the long-term economic performance and risk management of the Bank. Under SFAS 133 it is expected that reported GAAP net income and other comprehensive income will exhibit period to period variability.

At March 31, 2005, the total notional amount of interest rate exchange agreements outstanding was $215.3 billion, compared with $202.5 billion at December 31, 2004. The $12.8 billion increase in the notional amount of derivatives during the first quarter of 2005 was primarily due to (i) an $8.7 billion decrease in interest rate swaps used to hedge the market risk of new short- and intermediate-term fixed rate advances and (ii) a $21.6 billion increase in interest rate exchange agreements that hedge various types of consolidated obligations. The notional amount serves as a basis for calculating periodic interest payments or cash flows received and paid.

At December 31, 2004, the total notional amount of interest rate exchange agreements outstanding was $202.5 billion, compared with $126.8 billion at December 31, 2003. The $75.7 billion increase in the notional amount of derivatives during 2004 was primarily due to (i) a $10.1 billion increase in interest rate swaps used to hedge the market risk of new short- and intermediate-term fixed rate advances, (ii) a $10.7 billion increase in basis swaps that hedge the cash flow risk of new short- and intermediate-term adjustable rate advances, and (iii) a $52.5 billion increase in interest rate exchange agreements that hedge various types of consolidated obligations. The notional amount serves as a basis for calculating periodic interest payments or cash flows received and paid.

The following table categorizes the notional amounts and estimated fair values of the Bank’s interest rate exchange agreements, excluding accrued interest, and related hedged items by product and type of accounting treatment under SFAS 133 as of March 31, 2005, and December 31, 2004.

Estimated Fair Values of Derivatives, Hedged Items, and Trading Securities

March 31, 2005

(In millions)	Notional Amount	Derivatives	Hedged Instruments	Difference
Fair Value Hedges:
Advances	$47,814	$289	$(285)	$4
Non-callable bonds	69,443	(812)	819	7
Callable bonds	39,707	(641)	650	9
Discount notes	1,131	(1)	1	—

Subtotal	158,095	(1,165)	1,185	20

Cash Flow Hedges:
Callable bonds	165	—	—	—
Not Qualifying for Hedge Accounting (Economic Hedges):
Advances	13,595	(4)	—	(4)
Non-callable bonds	35,298	16	—	16
Callable bonds	175	(3)	—	(3)
Discount notes	5,991	30	—	30
MBS—trading	300	(9)	—	(9)
Intermediated	1,720	1	—	1

Subtotal	57,079	31	—	31

Total	$215,339	$(1,134)	$1,185	$51

Mortgage delivery commitments*	7

Total	$215,346

*	Mortgage delivery commitments are classified as derivatives pursuant to SFAS 149, with changes in their fair value recorded in other income.

Estimated Fair Values of Derivatives, Hedged Items, and Trading Securities

December 31, 2004

(In millions)	Notional Amount	Derivatives	Hedged Instruments	Difference
Fair Value Hedges:
Advances	$57,625	$5	$(2)	$3
Non-callable bonds	42,409	(179)	197	18
Callable bonds	52,897	(401)	416	15
Discount notes	1,036	(1)	1	—

Subtotal	153,967	(576)	612	36

Cash Flow Hedges:
Non-callable bonds	45	—	—	—
Callable bonds	330	—	—	—

Subtotal	375	—	—	—

Not Qualifying for Hedge Accounting (Economic Hedges):
Advances	12,547	5	—	5
Non-callable bonds	27,593	62	—	62
Callable bonds	175	(1)	—	(1)
Discount notes	5,643	6	—	6
MBS—trading	320	(14)	—	(14)
Intermediated	1,860	1	—	1

Subtotal	48,138	59	—	59

Total	$202,480	$(517)	$612	$95

Mortgage delivery commitments*	4

Total	$202,484

*	Mortgage delivery commitments are classified as derivatives pursuant to SFAS 149, with changes in their fair value recorded in other income.

The primary source of SFAS 133-related income volatility arises from hedging certain callable bonds to effectively create floating rate debt with uncertain maturities; the callable bond and related callable swap may be called prior to their contractual maturity. These transactions generally receive fair value hedge accounting treatment under SFAS 133. Despite the fair value hedge classification, there is potential for significant accounting income volatility from period to period on the Bank’s portfolio of hedged callable bonds as a result of hedge ineffectiveness caused by interest rate movements, including changes in (i) interest rate spreads between FHLBank System consolidated obligation debt and comparable term LIBOR-indexed interest rate swaps and (ii) the expected life of swapped callable debt resulting from changes in the level of interest rates. The interest rate movements of the Bank’s debt instruments and hedging instruments are highly correlated, but they are not always perfectly symmetrical. Given the size of the Bank’s portfolio, relatively minor differences in interest rate movements can create significant income volatility. These transactions have usually resulted in cumulative net unrealized gains because of the relatively low cost of this debt hedged with interest rate swaps compared to the cost of entering into new debt transactions based on current market rates.

The ongoing impact of SFAS 133 on the Bank cannot be predicted, and the Bank’s retained earnings in the future may not be sufficient to offset the impact of SFAS 133. As a result, the effects of SFAS 133 may lead to increased volatility in future earnings, other comprehensive income, and dividends. Because the SFAS 133 periodic and cumulative net unrealized gains or losses are primarily a matter of timing, the unrealized gains or losses will generally reverse over the remaining contractual terms to maturity of the hedged financial instruments and associated interest rate exchange agreements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities (if applicable), and the reported amounts of income and expenses during the reported period. Although management believes these judgments, estimates, and assumptions to be reasonably accurate, actual results may differ.

The Bank has identified four accounting policies that it believes are critical because they require management to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies include estimating the allowance for credit losses on the advance and mortgage loan portfolios; accounting for derivatives; estimating fair values of investments classified as trading and all derivatives and hedged items carried at fair value in accordance with SFAS 133; and estimating the fair value of the collateral pledged to the Bank. These policies and the judgments, estimates, and assumptions are also described in Note 1 to the Bank’s 2004 Financial Statements.

Provision for Credit Losses

The provision for credit losses for advances and mortgage loans acquired under the MPF Program represents management’s estimate of the probable credit losses inherent in these two portfolios. Determining the amount of the provision for credit losses is considered a critical accounting estimate because management’s evaluation of the adequacy of the provision is inherently subjective and requires significant estimates, including the amounts and timing of estimated future cash flows, estimated losses based on historical loss experience, and consideration of current economic trends, all of which are susceptible to change. The Bank’s assumptions and judgments on its provision for credit losses are based on information available as of the date of the financial statements. Actual results could differ from these estimates.

Advances. The provision for credit losses on advances includes the following underlying assumptions that the Bank uses for evaluating its exposure to credit loss: (i) management’s judgment on the creditworthiness of the members to which the Bank lends funds, (ii) review and valuation of the collateral pledged by members, and (iii) evaluation of historical loss experience. The Bank has policies and procedures in place to manage its credit risk. These include:

•	Monitoring the creditworthiness and financial condition of the institutions to which it lends funds.

•	Reviewing the quality and value of collateral pledged by members to secure advances.

•	Estimating borrowing capacity based on collateral value and type for each member, including assessment of margin requirements based on factors such as cost to liquidate and inherent risk exposure based on collateral type.

•	Evaluating historical loss experience.

The Bank is required by the FHLB Act and Finance Board regulation to obtain sufficient collateral on advances to protect against losses and to accept only certain collateral for advances, such as U.S. government or government-agency securities, residential mortgage loans, deposits in the Bank, and other real estate-related assets.

At March 31, 2005, the Bank had $142.3 billion of advances outstanding and collateral pledged with an estimated borrowing capacity (value of collateral less a margin) of $234.4 billion. At December 31, 2004, the Bank had $140.3 billion of advances outstanding and collateral pledged with an estimated borrowing capacity (value of collateral less a margin) of $224.0 billion.

The Bank has never experienced a credit loss on an advance. Based on management’s credit analyses, the collateral held as security for advances, and prior repayment history, the Bank has not provided a provision for losses on advances as of March 31, 2005, December 31, 2004, and December 31, 2003.

Significant changes to any of the factors described above could materially affect the Bank’s provision for losses on advances. For example, the Bank’s current assumptions about the financial strength of any member may change due to various circumstances, such as new information becoming available regarding the member’s financial strength or future changes in the national or regional economy. New information may require the Bank to place a member on credit watch and require collateral to be delivered, adjust its current margin requirement, or provide for losses on advances.

Mortgage Loans Acquired Under the MPF Program. The provision for credit losses on mortgage loans includes the following assumptions used to evaluate the Bank’s exposure to credit loss: (i) management’s judgment on the eligibility of members to participate in the program, (ii) evaluation of credit exposure on purchased loans, (iii) valuation of credit enhancements provided by members, and (iv) valuation of loss exposure and historical loss experience.

The Bank has policies and procedures in place to manage its credit risk. These include:

•	Evaluation of members to ensure that they meet the eligibility standards for participation in the MPF Program.

•	Evaluation of the purchased loans to ensure that they are qualifying conventional, conforming fixed rate, first lien mortgage loans with fully amortizing loan terms of up to 30 years, secured by owner-occupied, single-family residential properties.

•	Valuation of required credit enhancements to be provided by members calculated using a rating agency model.

•	Estimation of loss exposure and historical loss experience to establish an adequate level of loss reserves.

The Bank maintains an allowance for credit losses, net of credit enhancements, on mortgage loans acquired under the MPF Program at levels that management believes to be adequate to absorb estimated losses inherent in the total mortgage portfolio. Setting the level of reserves requires significant judgment and regular evaluation by management. Many factors, including delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, are important assumptions in estimating mortgage loan losses, taking into account the credit enhancement. The use of different estimates or assumptions as well as changes in external factors could produce materially different allowance levels.

The Bank began purchasing mortgage loans from members under the MPF Program in 2002. The Bank calculates its estimated allowance for credit losses for its Original MPF loans and MPF Plus loans as described below and does not estimate ranges of allowances. Given that this program is relatively new, the Bank does not have significant loss history to evaluate the historical accuracy of its estimate for allowances for credit losses. However, the Bank does have a process in place for determining whether the loans purchased comply with the underwriting and qualifying standards established for the program and for monitoring and identifying loans that are deemed “impaired.” A loan is considered impaired when it is reported 90 days or more past due (nonaccrual) or when it is probable, based on current information and events, that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement.

The Bank evaluates the provision for credit losses on Original MPF mortgage loans based on two components. The first component applies to each individual loan that is specifically identified as impaired. Once the Bank identifies the impaired loans, the Bank evaluates the exposure on these loans in excess of the first and second layer of loss protection (the liquidation value of the real property securing the loan and any primary mortgage insurance) and records a provision on Original MPF loans for potential credit losses. The second component applies to loans that are not specifically identified as impaired and is based on the Bank’s estimate of probable credit losses in the portfolio as of the financial statement date. The Bank evaluates the credit loss exposure based on the First Loss Account exposure on a loan pool basis and also considers various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. As of March 31, 2005, the Bank had established an allowance for credit losses of $0.4 million for the Original MPF loan portfolio. As of December 31, 2004, the Bank had an allowance for credit losses of $0.3 million for the Original MPF loan portfolio.

The Bank evaluates the provision for credit losses on MPF Plus loans based on two components. The first component applies to each individual loan that is specifically identified as impaired. The Bank evaluates the exposure on these loans in excess of the first and second layers of loss protection to determine whether the Bank’s potential credit loss exposure is in excess of the performance-based credit enhancement and supplemental mortgage insurance. If the analysis indicates the Bank has exposure, the Bank records a provision for credit losses on MPF Plus loans. As of March 31, 2005, and December 31, 2004, the Bank determined that a provision for credit losses was not required for these loans because the amount of liquidation value of the real property, primary mortgage insurance, available performance-based credit enhancements, and supplemental mortgage insurance associated with these loans was in excess of the estimated loss exposure. The second component applies to loans that are not specifically identified as impaired, and is based on the Bank’s estimate of probable credit losses in the portfolio as of the financial statement date. The Bank evaluates the credit loss exposure and considers various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. As of March 31, 2005, and December 31, 2004, the Bank determined that a provision for credit losses was not required for these loans.

At March 31, 2005, the Bank had 26 loans totaling $3 million classified as nonaccrual or impaired. Twelve of these loans totaling $1 million were in foreclosure or bankruptcy. At December 31, 2004, the Bank had 21 loans totaling $2 million classified as nonaccrual or impaired. Nine of these loans totaling $1 million were in foreclosure or bankruptcy. No loans were reported 90 days or more delinquent at December 31, 2003; no loans were in foreclosure or classified as nonaccrual or impaired during 2003; and no allowance for credit losses on mortgage loans was deemed necessary by management as of December 31, 2003.

Significant changes in any of the factors described above could materially affect the Bank’s provision for credit losses on mortgage loans. In addition, as the Bank’s mortgage loan portfolio ages and becomes sufficiently seasoned and additional loss history is obtained, the Bank may have to adjust its methods of estimating its allowance for credit losses and make additional provisions for credit losses in the future.

The allowance for credit losses on the mortgage loan portfolio was as follows:

	Three months ended March 31,		Year ended December 31,
(In millions)	2005	2004	2004	2003	2002
Balance, beginning of the period	$0.3	$—	$—	$0.2	$—
Chargeoffs	—	—	—	—	—
Recoveries	—	—	—	—	—
Increase in/(reduction of) provision for credit losses	0.1	0.2	0.3	(0.2)	0.2

Balance, end of the period	$0.4	$0.2	$0.3	$—	$0.2

Accounting for Derivatives

Accounting for derivatives includes the following assumptions and estimates by the Bank: (i) assessing whether the hedging relationship qualifies for hedge accounting under SFAS 133, (ii) assessing whether an embedded derivative should be bifurcated under SFAS 133, (iii) calculating the estimated effectiveness of the hedging relationship, (iv) evaluating exposure associated with counterparty credit risk, and (v) estimating the fair value of the derivatives (which is discussed in “Fair Values” below). The Bank’s assumptions and judgments include subjective calculations and estimates based on information available as of the date of the financial statements and could be materially different based on different assumptions, calculations, and estimates.

The Bank accounts for derivatives in accordance with SFAS 133. The Bank specifically identifies the hedged asset or liability and the associated hedging strategy. Prior to execution of each transaction, the Bank documents the following items:

•	Hedging strategy

•	Identification of the item being hedged

•	Determination of the accounting designation under SFAS 133

•	Determination of method used to assess the effectiveness of the hedge relationship

•	Assessment that the hedge is expected to be effective in the future if designated as a hedge under SFAS 133

All derivatives are recorded on the Statements of Condition at their fair value and designated as either fair value or cash flow hedges for SFAS 133-qualifiying hedges or as non-SFAS 133-qualifying hedges (economic hedges). Any changes in the fair value of a derivative are recorded in current period earnings or other comprehensive income, depending on the type of hedge designation.

In addition, the Bank evaluates all transactions to determine whether an embedded derivative exists based on the guidance of SFAS 133. The evaluation includes reviewing the terms of the instrument to identify whether some or all of the cash flows or the value of other exchanges required by the instrument are similar to a derivative and should be bifurcated from the host contract. If it is determined that an embedded derivative should be bifurcated, the Bank measures the fair value of the embedded derivative separate from the host contract and records the changes in fair value in earnings.

Assessment of Effectiveness. Highly effective hedging relationships that use interest rate swaps as the hedging instrument and that meet criteria under SFAS 133 may qualify for the “short-cut” method of assessing effectiveness. The short-cut method allows the Bank to make the assumption of no ineffectiveness, which means that the change in fair value of the hedged item can be assumed to be equal to the change in fair value of the derivative. No further evaluation of effectiveness is performed for these hedging relationships unless a critical term is changed.

For a hedging relationship that does not qualify for the short-cut method, the Bank measures its effectiveness using the “long-haul” method, in which the change in fair value of the hedged item must be measured separately from the change in fair value of the derivative. The Bank designs effectiveness testing criteria based on its knowledge of the hedged item and hedging instrument that were employed to create the hedging relationship. The Bank uses regression analyses or other statistical analyses to evaluate effectiveness results, which must fall within established tolerances. Effectiveness testing is performed at inception and on at least a quarterly basis for both prospective considerations and retrospective evaluations.

Hedge Discontinuance. When a hedging relationship fails the effectiveness test, the Bank immediately discontinues hedge accounting. In addition, the Bank discontinues hedge accounting when it is no longer probable that a forecasted transaction will occur in the original expected time period and when a hedged firm commitment no longer meets the required criteria of a firm commitment. The Bank treats modifications of hedged items (e.g., reduction in par amounts, change in maturity date, change in strike rates) as a termination of a hedge relationship. The Bank records the effect of discontinuance of hedges to earnings in “Net gain/(loss) on derivatives and hedging activities.”

Accounting for Hedge Ineffectiveness. The Bank quantifies and records in other income the ineffective portion of its hedging relationships. Ineffectiveness for fair value hedging relationships is calculated as the difference in the change in fair value of the hedging instrument and the change in fair value of the hedged item. Ineffectiveness for anticipatory hedge relationships is recorded when the change in the forecasted fair value of the hedging instrument exceeds the change in the fair value of the anticipated hedged item.

Credit Risk for Counterparties. The Bank is subject to credit risk as a result of nonperformance by counterparties to the derivative agreements. All extensions of credit to counterparties that are members of the Bank are fully secured by eligible collateral. The Bank also enters into master netting arrangements and bilateral security agreements with all active nonmember derivative counterparties, which provide for delivery of collateral at specified levels to limit the Bank’s net unsecured credit exposure to these counterparties. The Bank makes judgments on each counterparty’s creditworthiness and estimates of collateral values in analyzing its credit risk for nonperformance by counterparties.

Based on the master netting arrangements, its credit analyses, and the collateral requirements in place with each counterparty, management of the Bank does not anticipate any credit losses on its agreements. As of March 31, 2005, December 31, 2004, and December 31, 2003, the Bank’s net unsecured credit exposure to derivative counterparties was $1 million, $3 million, and $50 million, respectively. See additional discussion of credit exposure to derivative counterparties in Management’s Discussion and Analysis under “Risk Management—Credit Risk—Derivatives Counterparties.”

Fair Values

Certain assets and liabilities, including investments classified as trading securities and all derivatives and associated hedged items accounted for in accordance with SFAS 133, are presented in the Statements of Condition at fair value. In accordance with GAAP, the fair value of an asset or liability is the amount at which the asset could be bought or sold or the amount at which the liability could be incurred or settled in a current transaction between willing parties, other than in a forced liquidation. Fair values play an important role in the valuation of certain of the Bank’s assets, liabilities, and derivative transactions. In addition, the Bank estimates the fair value of pledged collateral to confirm that the Bank has sufficient collateral to meet regulatory requirements and to protect itself from loss.

Fair values are based on market prices when they are available. If market quotes are not available, which is the case for many of the Bank’s financial instruments and collateral, the Bank is required to make significant assumptions and use valuation techniques for the purpose of determining estimated fair values.

The methods the Bank uses to estimate fair value include the following:

•	Readily available quoted prices, market rates, or replacement rates for similar financial instruments.

•	Discounted cash flows using market estimates of interest rates and volatility or dealer prices and prices of similar instruments.

•	Pricing models and their underlying assumptions based on management’s best estimates for discount rates, prepayments, market volatility, and other factors.

•	Carrying value to approximate fair value for financial instruments with three months or less to repricing or maturity.

Changes in these assumptions, calculations, and techniques could significantly affect the Bank’s financial position and results of operations. These fair values may not represent the actual values of the financial instruments that could have been realized as of yearend or that will be realized in the future. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. The Bank continually refines its assumptions and valuation methodologies to reflect market indications more effectively. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions.

The Bank’s estimated fair value of total assets was $192.4 billion and of total liabilities was $184.2 billion at March 31, 2005. The Bank used valuation techniques to estimate the fair value of $173.0 billion of assets and $182.2 billion of liabilities at March 31, 2005. The Bank’s estimated fair value of total assets was $184.9 billion and of total liabilities was $177.0 billion at December 31, 2004. The Bank used valuation techniques to estimate the fair value of $170.0 billion of assets and $174.8 billion of liabilities at December 31, 2004.

RECENT DEVELOPMENTS

Delay in Publication of FHLBanks’ Combined Financial Reports; Intended Restatement of Prior Period Statements. Previously, the Office of Finance announced a delay in the publication of the FHLBanks’ 2004 third quarter combined Financial Report and also announced that its board of directors had decided to restate the FHLBanks’ combined financial statements for the years ended December 31, 2002 and 2003, and subsequent interim periods in connection with the FHLBank of Chicago’s analysis of its accounting for certain derivative transactions and corrections for recording errors. On March 31, 2005, the Office of Finance announced that it would further delay publication of the FHLBanks’ 2004 third quarter combined Financial Report and delay publication of the 2004 combined Financial Report pending the resolution of certain accounting matters at the FHLBanks of Pittsburgh and Topeka and a matter under review at the FHLBank of Seattle by its board of directors. On April 15, 2005, the Office of Finance announced that it would further delay publication of the FHLBanks’ 2004 third quarter and 2004 combined Financial Reports because of the ongoing reviews of accounting matters being considered by the FHLBanks in preparation for SEC registration. The Office of Finance also stated that as the registration process continues, the Office of Finance board of directors may elect to delay publication of the FHLBanks’ 2004 combined Financial Report and quarterly combined Financial Reports until SEC registration is complete for all or substantially all of the FHLBanks. It is uncertain at this time what effect, if any, the delays or intended restatements will have on the cost of FHLBank System debt, the timing of the issuance of new FHLBank System debt, or other aspects of the Bank’s operations.

Proposed Changes to Regulation of GSEs. Both the Senate and the House of Representatives are considering proposed legislation to establish a new regulator for the housing GSEs (the FHLBanks, Fannie Mae, and Freddie Mac) and to address other GSE reform issues. It is uncertain at this time whether there will be final legislation affecting the FHLBanks, the other housing GSEs, or their regulators.

Federal Reserve Bank Policy Statement on Payments System Risk (PSR Policy). The Federal Reserve Board announced the revision of its PSR Policy as it applies to interest and redemption payments on Fedwire-eligible securities issued by GSEs and certain international organizations. Currently, the Federal Reserve Banks post these payments by 9:15 a.m. Eastern time, even if the issuer has not fully funded its payments, creating an intraday overdraft of the issuers’ settlement accounts with the Federal Reserve in some instances. Beginning July 20, 2006, the Federal Reserve Banks will post these payments only when the issuer’s Federal Reserve account contains sufficient funds to cover them before 4:00 p.m Eastern time. The Federal Reserve has coordinated the formation of a working group of industry representatives to promote a smooth transition to the revised policy. The Bank participates in the working group and is evaluating the potential impact of the revised PSR Policy on its operations. This revised PSR Policy will change how interest and redemption payments are made on consolidated obligations. It is uncertain at this time what effect, if any, these changes will have on the Bank’s cost of funds or other aspects of the Bank’s operations.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

Off-Balance Sheet Arrangements, Guarantees, and Other Commitments. In accordance with Finance Board regulations, the Bank is jointly and severally liable for the FHLBank System’s consolidated obligations issued under Section 11(a) of the FHLB Act, and in accordance with the FHLB Act, the Bank is jointly and severally liable for consolidated obligations issued under Section 11(c) of the FHLB Act. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor.

The Bank’s joint and several contingent liability is a guarantee, as defined by FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Recission of FASB Interpretation No. 34 (FIN 45), but is excluded from the initial recognition and measurement provisions of FIN 45. Therefore, the valuation of this contingent liability is not recorded on the balance sheet of the Bank. The par amount of the outstanding consolidated obligations of all 12 FHLBanks, including consolidated obligations issued by other FHLBanks, was $872.7 billion at March 31, 2005, $869.2 billion at December 31, 2004, and $759.5 billion at December 31, 2003. The par value of the Bank’s participation in consolidated obligations was $183.0 billion at March 31, 2005, $175.1 billion at December 31, 2004, and $124.5 billion at December 31, 2003. For additional information on the Bank’s joint and several liability contingent obligation, see Notes 11 and 18 to the Bank’s 2004 Financial Statements.

In addition, in the ordinary course of business, the Bank engages in financial transactions that, in accordance with GAAP, are not recorded on the Bank’s balance sheet or may be recorded on the Bank’s balance sheet in amounts that are different from the full contract or notional amount of the transactions. For example, the Bank routinely enters into commitments to extend credit such as advances and standby letters of credit. While these commitments represent future cash requirements of the Bank, the standby letters of credit usually expire without being drawn upon. Standby letters of credit are subject to the same underwriting and collateral requirements as advances made by the Bank. At March 31, 2005, the Bank had $3.3 billion of advance commitments and $767 million in standby letters of credit outstanding. At December 31, 2004, the Bank had $1.2 billion of advance commitments and $783 million in standby letters of credit outstanding. At December 31, 2003, the Bank had $419 million of advance commitments and $1.0 billion in standby letters of credit outstanding.

The financial statements do not include a liability for future statutorily mandated payments from the Bank to REFCORP. No liability is recorded because each FHLBank must pay 20% of net earnings (after its AHP obligation) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP, and each FHLBank is unable to estimate its future required payments because the payments are based on the future earnings of that FHLBank and the other FHLBanks and are not estimable under SFAS 5, Accounting for Contingencies. Accordingly, the REFCORP payments are disclosed as a long-term statutory payment requirement and, for accounting purposes, are treated, accrued, and recognized like an income tax.

Contractual Obligations. In the ordinary course of operations, the Bank enters into certain contractual obligations. Such obligations primarily consist of consolidated obligations for which the Bank is the primary obligor. Other contractual obligations include leases for premises and consolidated obligations that have traded but not yet settled. Further, the Bank enters into purchase commitments for mortgage loans in connection with the Bank’s participation in the MPF Program.

The following table summarizes the Bank’s significant contractual obligations as of March 31, 2005, and December 31, 2004, except for obligations associated with short-term discount notes and pension and retirement benefits. Additional information with respect to the Bank’s consolidated obligations is presented in Notes 11 and 18 to the Bank’s 2004 Financial Statements.

In addition, Note 13 to the Bank’s 2004 Financial Statements includes a discussion of the Bank’s pension and retirement expenses and commitments, and Note 9 to the Bank’s 2004 Financial Statements includes a discussion of the Bank’s mortgage purchase program.

The Bank enters into derivative financial instruments, which create contractual obligations, as part of the Bank’s interest rate risk management. Note 15 to the Bank’s 2004 Financial Statements includes additional information regarding derivative financial instruments.

Contractual Obligations

As of March 31, 2005

(In millions)

	Payments due by period
Contractual Obligations	< 1 year	1 to < 3 years	3 to < 5 years	≥5 years	Total
Long-term debt	$48,591	$76,802	$27,363	$8,893	$161,649
Operating leases	3	8	5	—	16
Advance commitments	3,318	—	—	—	3,318
Letters of credit	283	246	90	148	767
Mortgage loan purchase commitments	7	—	—	—	7
Consolidated obligation bonds traded not settled	3,348	—	—	—	3,348

Total contractual obligations	$55,550	$77,056	$27,458	$9,041	$169,105

As of December 31, 2004

(In millions)

	Payments due by period
Contractual Obligations	< 1 year	1 to < 3 years	3 to < 5 years	≥ 5 years	Total
Long-term debt	$53,402	$60,876	$24,854	$9,679	$148,811
Operating leases	3	7	5	—	15
Advance commitments	1,162	—	—	—	1,162
Letters of credit	375	170	96	142	783
Mortgage loan purchase commitments	4	—	—	—	4
Consolidated obligation bonds traded not settled	960	—	—	—	960

Total contractual obligations	$55,906	$61,053	$24,955	$9,821	$151,735

ITEM 3.	PROPERTIES

The Bank maintains its principal offices in leased premises totaling 74,642 square feet of space at 600 California Street in San Francisco, California. The Bank also leases other offices at 307 E. Chapman Avenue in Orange, California, and 1155 15th Street NW in Washington, D.C., as well as off-site business resumption facilities located in San Francisco and Rancho Cordova, California. The Bank believes these facilities are adequate for the purposes for which they are currently used and are well maintained.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about those members that are beneficial owners of more than 5% of the Bank’s outstanding capital stock as of May 31, 2005.

Name and address of beneficial owner	Number of shares held	Percent of outstanding shares
Washington Mutual Bank, FA	32,781,360	38.1%
400 East Main Street
Stockton, CA 95290

World Savings Bank, FSB	11,740,960	13.7
1790 Broadway Street
Oakland, CA 94612

Citibank (West), FSB	10,732,987	12.5
One Sansome Street
San Francisco, CA 94104

IndyMac Bank, FSB	4,783,931	5.6
155 North Lake Avenue
Pasadena, CA 91101

Total	60,039,238	69.9%

The following table sets forth information about those members with officers or directors serving as directors of the Bank as of May 31, 2005.

Capital Outstanding to Members

With Officers or Directors Serving as Directors of the Bank

As of May 31, 2005

(Dollars in millions)

Name	City	State	Capital Stock	Percent of Total Capital
Washington Mutual Bank, FA	Stockton	CA	$3,278	38.1%
World Savings Bank, FSB	Oakland	CA	1,174	13.7
First Federal Bank of CA, FSB	Santa Monica	CA	160	1.9
Provident Savings Bank	Riverside	CA	37	0.4
Northern Trust Bank, N.A.	Phoenix	AZ	8	0.1
Pacific Western National Bank	Santa Monica	CA	5	0.1
Broadway Federal Bank, F.S.B.	Los Angeles	CA	3	—
Nevada Security Bank	Reno	NV	2	—

Total			$4,667	54.3%

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

The Bank’s Board of Directors (the Board) is composed of directors appointed by the Finance Board and directors elected by the members. Each director must be a citizen of the United States. Each appointed director must be a bona fide resident of the Bank’s district, and each elected director must be an officer or director of a member of the Bank. Eligibility for appointment or election to the Board and continuing service on the Board is determined by Finance Board regulations. The term for each director is three years, and elected directors are subject to limits on the number of consecutive terms they may serve. An elected director elected to three consecutive full terms on the Board is not eligible for election for a term that begins earlier than two years after the expiration of the third consecutive term.

The Board has six appointed director positions, four of which are currently filled and two of which are vacant. The current terms of two of the appointed directors will expire at the end of 2005, and the current terms of the other two will expire at the end of 2006. An appointed director may not serve as an officer of any Federal Home Loan Bank or as a director or officer of any member of the Bank. Appointed directors may not hold any financial interest in a member of the Bank.

The Board also has eight elected director positions. Each year the Finance Board designates the total number of elected directorships for the Bank and the number to be allocated to each of the three states in the Bank’s district (Arizona, California and Nevada). The allocation is based on the number of shares of capital stock required to be held by the members in each of the three states as of December 31 of the preceding calendar year (the record date), with at least one director allocated to each state and at least three directors allocated to California. Of the eight elected director positions, currently one is designated as representing the members in Arizona and one is designated as representing the members in Nevada; the current terms of the directors in those positions will expire at the end of 2007. The other six elected director positions are currently designated as representing the members in California; the current terms of three of the directors in those positions will expire at the end of 2005 and the current terms of the other three will expire at the end of 2006.

The Bank holds elections each year for the elected director positions becoming vacant at yearend, with new terms beginning the following January 1. Members located in the relevant states as of the record date are entitled to participate in the election for that state. For each elected director position to be filled, a participating member in that state may cast one vote for each share of capital stock it was required to hold as of the record date (according to the requirements of the Bank’s Capital Plan), except that a member’s votes for each director position to be filled may not exceed the average number of shares of capital stock required to be held by all of the member institutions in that state as of the record date. In the case of an election to fill more than one elected director position for a state, a participating member may not cumulate its votes. Interim vacancies in elected director positions are filled by the Board.

Information regarding the current directors and executive officers of the Bank is provided below. There are no family relationships among the directors or executive officers of the Bank.

Board of Directors

The following table sets forth certain information (ages as of June 30, 2005) regarding each of the Bank’s directors.

Name	Age	Director Since	Expiration of Term
Timothy R. Chrisman, Chair (e)	58	2003	2005
Kenneth R. Harder, Vice Chair (e)	53	2002	2007
Craig G. Blunden (e)*	57	1999	2006
David A. Funk (e)*	61	2005	2007
James P. Giraldin (e)	52	2003	2006
Rick McGill (e)*	58	2002	2005
Monte L. Miller (a)*	58	2004	2006
John F. Robinson (e)*	58	2004	2006
Michael Roster (s)	60	2005	2005
Scott C. Syphax (a)	41	2002	2006
Connie R. Wilhelm (a)	51	2003	2005
Charlene Gonzales Zettel (a)	58	2003	2005

(a)	appointed by the Finance Board
(e)	elected by the Bank’s members
(s)	selected by the Bank’s Board of Directors to fill an elected director vacancy
*	Member of the Audit Committee

Timothy R. Chrisman, Chairman

Timothy R. Chrisman has been an officer of Pacific Western Bank, Santa Monica, California, since March 2005. Most recently he was a director of Commercial Capital Bank and Commercial Capital Bancorp, based in Irvine, California, from June 2004 to March 2005. In 2004, Commercial Capital Bancorp acquired Hawthorne Savings, where Mr. Chrisman was Chairman of the Board from 1995 to 2004. As the founder and chief executive officer of Chrisman & Company, Inc., a retained executive search firm, Mr. Chrisman has provided board of directors and executive management placement and human capital consulting to organizations and corporations since 1980. He is on the National Board of Directors of Operation HOPE, Inc., a nonprofit social investment bank and a national provider of financial literacy and economic empowerment programs. Mr. Chrisman is also a mayoral-appointed Executive Committee Member of the Board of Directors of the Workforce Investment Board of Los Angeles. In addition, he serves as Chairman of the Council of Federal Home Loan Banks and Chairman of the Chair—Vice Chair Committee of the Federal Home Loan Bank System.

Kenneth R. Harder, Vice Chairman

Kenneth R. Harder has been executive vice president of Northern Trust Bank, N.A., Phoenix, Arizona, since 1994, and was named the chief operating officer in November 2000. He has also been a director of Northern Trust Bank, N.A. since 1987. He is a director of the Greater Phoenix Economic Council, the Scottsdale Preserve Authority, and the City of Scottsdale Municipal Property Corporation, as well as a member of the Scottsdale Charros. He is a former president of the Scottsdale Chamber of Commerce, the Scottsdale Industrial Authority, and the Scottsdale Partnership. He has also served as a director of the Arizona Zoological Society and the Arizona Technology Incubator.

Craig G. Blunden

Craig G. Blunden has been president, chairman of the board, and chief executive officer of Provident Savings Bank, Riverside, California, since January 1991. He has been president, chairman of the board, and chief executive officer of Provident Financial Holdings, Inc. (holding company of Provident Savings Bank) since its inception in June 1996. Mr. Blunden has over 30 years of experience in the financial services industry. He serves as a director and on the Executive Committee of the board of the Greater Riverside Chamber of Commerce. In addition, he is a director of the Riverside Economic Development Corporation.

David A. Funk

David A. Funk has been director and president of Nevada Security Bank, Reno, Nevada, since November 2002 and director of its holding company since 2004. Previously he was executive director Nevada marketing at Bank of the West from August 2001 to November 2002 and executive director and chief executive officer of National Council of Juvenile and Family Court Judges from October 1999 to April 2001. He serves as the national director of the Independent Community Bankers Association and State Chairman of the American Bankers Association. He also serves on the Board of Directors of the Marines’ Memorial Association, serves on the Membership Committee of the Washoe Health Systems, and is chairman of the board of Kid’s Klub.

James P. Giraldin

James P. Giraldin has been chief operating officer of First Federal Bank of California, Santa Monica, California, since 1997 and president since 2002. He joined the company in 1992 as executive vice president/chief financial officer. Prior to joining First Federal Bank of California, Mr. Giraldin served as chief executive officer of Irvine City Bank for five years. He previously served as chief financial officer for two other savings and loan associations and was a certified public accountant with KPMG LLP. He serves on the Executive Board of the Boys and Girls Clubs of Santa Monica.

Rick McGill

Rick McGill has been director of asset acquisitions, capital markets for Banco Popular North America, New York, New York, since April 2005. Since September 2004, Mr. McGill has been a director of Broadway Federal Bank, F.S.B., Los Angeles, California, whose mission, in part, is to serve the real estate, business and financial needs of customers in underserved communities. Mr. McGill was formerly president and chief executive officer of Quaker City Bancorp and Quaker City Bank from August 1996 to March 2004, which was acquired by Banco Popular in September 2004. He is a director of the California Bankers Association. Mr. McGill has been active in several community organizations, and currently serves as a director of the Whittier Boys and Girls Club.

Monte L. Miller

Monte L. Miller has been chief executive officer of KeyState Corporate Management, Las Vegas, Nevada, since 1991, which provides corporate management services to more than 450 Nevada investment subsidiaries with approximately $50 billion in intangible assets. As part of his corporate management services, Mr. Miller may also serve as an officer and/or director of these Nevada investment subsidiaries, which include special purpose entities and other subsidiaries of public companies created to hold and manage a company’s intangible assets. Mr. Miller has been involved in trust banking and capital markets for 30 years, and serves as a board member of the Community College of Southern Nevada Foundation, and the Board of Trustees of the Nevada Development Authority.

Of the entities and subsidiaries referenced above, Mr. Miller has been president and a director of Collins & Aikman International Corporation since December 1994 and Collins & Aikman Properties, Inc. since September 1996, both of which are subsidiaries of Collins & Aikman Corporation. Collins & Aikman Corporation and substantially all of its domestic subsidiaries, including Collins & Aikman International Corporation and Collins & Aikman Properties, Inc. filed a petition for protection under Chapter 11 of the Bankruptcy Code in May 2005. Mr. Miller was also an executive officer and/or director of 11 direct or indirect subsidiaries or special purpose entities of Oakwood Homes Corporation. Of these subsidiaries and entities, Mr. Miller served as: president and director of both Golden West Leasing, LLC and Crest Capital, LLC, from September 2000 to April 2004; secretary of Oakwood Servicing Holdings Co., LLC, from November 2002 to April 2004; and secretary and director of both Oakwood Financial Corporation from June 1995 to April 2004 and Oakwood Investment Corporation from March 2001 to April 2004. On November 15, 2002, Oakwood Homes Corporation and 14 of its subsidiaries filed a petition for protection under Chapter 11 of the Bankruptcy Code, which included Golden West Leasing, LLC and Crest Capital, LLC. On March 5, 2004, 5 additional subsidiaries of Oakwood Homes Corporation filed a petition for protection under Chapter 11 of the Bankruptcy Code, which included Oakwood Financial Corporation, Oakwood Investment Corporation and Oakwood Servicing Holdings Co., LLC. In connection with a plan of reorganization, on April 20, 2004, Oakwood Homes Corporation sold substantially all of its operations and non-cash assets to Clayton Homes, Inc., and the sales proceeds and substantially all assets not sold were conveyed to a liquidation trust.

John F. Robinson

John F. Robinson has been executive vice president, Corporate Risk Management, at Washington Mutual Bank, FA, Stockton, California, since 2002. He has been involved with banking and bank regulation for more than 21 years. From 1997 to 2002, he served as Deputy Comptroller of the Office of the Comptroller of the Currency (OCC), where he supervised commercial banks in the Western United States. Prior to his service with the OCC, he held several positions with the Office of Thrift Supervision (OTS), including Regional Director for the Western Region from 1993 to 1997 and Assistant Director of OTS for Policy during the early nineties. He also serves on the National Board of Directors for Operation HOPE, Inc. Mr. Robinson is a Chartered Financial Analyst.

Michael Roster

Michael Roster has been executive vice president and general counsel of World Savings Bank, FSB, Oakland, California, and Golden West Financial Corporation since 2000. He previously was managing partner of

Morrison & Foerster’s Los Angeles office as well as co-chair of the firm’s Financial Services Practice Group nationwide from 1987 to 1993 and, between 1993 and 2000, he was General Counsel of Stanford University and Stanford Medical Center. Mr. Roster is currently a director of the California Bankers Association and previously has served as chair of the Association of Corporate Counsel, outside director and vice chair of Silicon Valley Bank, chair of the Stanford Alumni Association, and chair of two start-up companies.

Scott C. Syphax

Scott C. Syphax has been president and chief executive officer of Nehemiah Corporation of America (NCA), Sacramento, California, since 2001. NCA is one of the largest community development corporations in the country. Mr. Syphax is responsible for all aspects of the day-to-day operation of NCA, which is committed to creating economic opportunities through homeownership. He is also chairman of the Financial Solvency Board for the California State Department of Managed Health Care, and serves as a Trustee of Sutter Health Care System. From 1999 to 2001, Mr. Syphax was a manager of public affairs for Eli Lilly & Company. He was also previously an associate director of the California Medical Association, and former director of the California State Board of Behavioral Sciences.

Connie R. Wilhelm

Connie R. Wilhelm has been president and executive director of the Home Builders Association of Central Arizona, Phoenix, Arizona, which represents approximately 1,000 homebuilders, suppliers, subcontractors and service professionals in the region, since 1988. In her 18 years with the association, she has been an advocate of workforce housing and safety programs for Spanish-speaking workers. She has served on the Arizona Housing Commission, the Joint Legislative Budget Advisory Committee, the Registrar of Contractors Industry Advisory Council, and the National Association of Home Builders Labor, Safety & Health Committee.

Charlene Gonzales Zettel

Charlene Gonzales Zettel has been the Director of the Department of Consumer Affairs of the State of California since her appointment by Governor Arnold Schwarzenegger in March 2004. Previously she served two terms in the California Assembly from December 1998 to December 2002, becoming the first Republican Latina elected to the Assembly. She represented District 75, which encompasses the northern and eastern portions of San Diego County. Before her election, she was a dental hygienist for more than 20 years, and has also owned and managed more than 300 rental units. Mrs. Zettel is a member of the San Diego-Imperial Counties American Red Cross.

Executive Officers

Dean Schultz

Dean Schultz, 58, has been president and chief executive officer of the Federal Home Loan Bank of San Francisco since April 1991. Mr. Schultz is a member of the Board of Directors of Social Compact, an organization dedicated to increasing business leadership for and investment in lower-income communities.

Prior to joining the Bank, Mr. Schultz was executive vice president of the Federal Home Loan Bank of New York, where he had also served as senior vice president and general counsel. From 1980 to 1984, he was senior vice president and general counsel with First Federal Savings and Loan Association of Rochester, New York. He previously was a partner in a Rochester law firm.

Ross J. Kari

Ross J. Kari, 47, has been executive vice president and chief operating officer since February 2002. From 2001 to 2002, he was the chief financial officer of myCFO.com, a wealth management firm. Prior to that, Mr. Kari was executive vice president, chief financial officer at Wells Fargo Bank, where he built his career for 18 years. Since August 2004, Mr. Kari has also been a director of KKR Financial Corp., a specialty finance company created to invest across multiple asset classes, which is intended to be taxed as a real estate investment trust for United States federal income tax purposes.

Kevin A. Gong

Kevin A. Gong, 46, has been senior vice president and chief corporate securities counsel since April 2005. Mr. Gong joined the Bank in 1997 as vice president and associate general counsel. He has previous experience as a senior attorney with the Office of Thrift Supervision, as an attorney in private practice, and as an attorney with the Securities and Exchange Commission in both the Division of Corporation Finance and the Division of Market Regulation.

Steven T. Honda

Steven T. Honda, 53, has been senior vice president and chief financial officer since 1994. Mr. Honda joined the Bank in July 1993 as vice president, financial risk management. His prior experience was with Bank of America, Security Pacific, and First Interstate Bank in asset/liability management and corporate treasury.

Lisa B. MacMillen

Lisa B. MacMillen, 45, has been senior vice president and corporate secretary since 1998. From 1998 to April 2005, she also served as general counsel. Ms. MacMillen joined the Bank as a staff attorney in 1986. She was promoted to assistant vice president in 1992 and vice president in 1997.

David H. Martens

David H. Martens, 52, has been senior vice president, enterprise risk management since July 2004, and has been senior vice president, chief credit and collateral risk management officer since 1998. Mr. Martens was also the Bank’s senior officer overseeing the Bank’s community investment programs from 1998 to 2004. Mr. Martens joined the Bank in April 1996 as vice president and director of internal audit. He has previous experience as chief accountant, Office of Thrift Supervision, in Washington, DC; chief accountant for the Federal Home Loan Bank Board; vice president, supervisory agent for the Bank; and independent auditor and audit manager with Ernst & Young. He is a certified financial planner, certified financial services auditor, and a certified public accountant.

Vera Maytum

Vera Maytum, 56, has been senior vice president and controller and operations officer since 1996. She joined the Bank in 1991 as vice president and director of internal audit. She was promoted to vice president and controller in 1993 and senior vice president in 1996. She has previous experience at Deloitte & Touche as an audit partner. She is a certified public accountant.

Albert McCloskey

Albert McCloskey, 60, has been senior vice president and director of internal audit since he joined the Bank in 1999. Prior to joining the Bank, Mr. McCloskey was executive vice president and general auditor at Visa International. His previous experience includes senior vice president and general auditor at Barnett Banks, deputy general auditor at Wells Fargo, and assistant vice president, corporate audit manager at Seattle First National Bank. He is a certified public accountant.

Kenneth C. Miller

Kenneth C. Miller, 52, has been senior vice president, financial risk management & strategic planning since 2001. Mr. Miller joined the Bank in July 1994 as vice president, asset/liability manager. Before coming to the Bank, Mr. Miller held the positions of first vice president of portfolio analysis and senior vice president, asset liability manager, at First Nationwide Bank.

David A. O’Brien

David A. O’Brien, 48, has been senior vice president, treasurer since 2001. Mr. O’Brien joined the Bank in February 1986 as an accounting policy specialist. He became vice president, treasurer in 1993. Prior to joining the Bank, Mr. O’Brien was corporate controller and treasurer for Mobilia Group, and before that, he was division manager at American Express Company and a certified public accountant with Kenneth Leventhal & Company.

Lawrence H. Parks

Lawrence H. Parks, 43, has been senior vice president, external and legislative affairs since joining the Bank in 1997. He had previous experience at the U.S. Department of Commerce as senior policy advisor, with the Mortgage Bankers Association as associate legislative counsel/director, and with the U.S. Senate as legislative counsel.

Patricia M. Remch

Patricia M. Remch, 52, has been senior vice president, mortgage finance sales and product development since February 2005. She joined the Bank as an economist in 1982. She was promoted to capital markets specialist and became vice president, sales manager in 1998.

Suzanne Titus-Johnson

Suzanne Titus-Johnson, 48, has been senior vice president and general counsel since April 2005. She joined the Bank as a staff attorney in 1986 and was promoted to assistant vice president in 1992, and to vice president in 1997.

Stephen P. Traynor

Stephen P. Traynor, 48, has been senior vice president, financial services (sales, marketing and mortgage loan purchases) and community investment since July 2004. Mr. Traynor joined the Bank in 1995 as assistant treasurer. He was promoted to senior vice president, sales and marketing (including overseeing mortgage loan purchases) in October 1999. Before joining the Bank, Mr. Traynor held vice president positions at Morgan Stanley & Co. and at Homestead Savings in the areas of mortgage banking, fixed income securities, derivatives, and capital markets.

George T. Wofford

George T. Wofford, 65, has been senior vice president, information services since 1999. He joined the Bank in March 1993 as vice president, information services. Mr. Wofford has previous experience as director of management information systems at Morrison and Foerster, MIS director at James River Corporation, and at Zellerbach Paper Group.

Gregory P. Fontenot

Gregory P. Fontenot, 46, has been vice president, human resources since 2001. He joined the Bank in March 1996 as the assistant vice president, compensation and benefits. Prior to joining the Bank he was the director of compensation and benefits for CompuCom Systems, Inc. He also held managerial and professional positions in human resources for Chief Auto Parts Inc., Western Federal Savings and Loan Association, and Southwest Bancshares, Inc. Mr. Fontenot currently holds the Senior Professional in Human Resources designation from the Human Resources Certification Institute.

ITEM 6.	EXECUTIVE COMPENSATION

The following table shows the annual and long-term compensation for the Chief Executive Officer and the other four most highly compensated executive officers of the Bank.

Summary Compensation Table

As of December 31, 2004

(In Dollars)

		Annual Compensation
Name and Principal Position	Year	Salary	Incentive Payment[1]	Other Annual Compensation	LTIP Payouts[2]	All Other Compensation[3]
Dean Schultz	2004	$535,600	$300,000	$—	$237,900	$32,136
President	2003	520,000	164,700	—	217,800	31,310
Chief Executive Officer	2002	480,700	271,800	—	—	27,737

Ross J. Kari	2004	436,800	225,000	—	178,200	12,694
Executive Vice President	2003	420,000	114,200	—	113,600	12,256
Chief Operating Officer	2002	400,000	317,786[4]	—	—	3,932

Lawrence H. Parks	2004	382,951[5]	150,420	—	110,900	16,050
Senior Vice President	2003	302,300	74,400	—	101,500	17,353
External & Legislative Affairs	2002	268,900	116,900	—	—	14,270

Lisa B. MacMillen	2004	275,600	127,060	—	104,100	13,830
Senior Vice President	2003	265,000	67,100	—	95,300	14,161
General Counsel-Corporate Secretary	2002	252,400	113,900	—	—	14,546

Steven T. Honda	2004	282,823[6]	121,380	—	101,300	15,783
Senior Vice President	2003	254,900	60,800	—	93,200	15,248
Chief Financial Officer	2002	245,600	110,100	—	—	14,689

[1]	Represents payments under the President’s Incentive Plan and the Executive Incentive Plan, as applicable, earned in the year shown, and paid the following year.
[2]	Represents awards under the Executive Performance Unit Plan (the Bank’s long-term incentive compensation plan) earned for the three years ending the year shown and paid in the following year.
[3]	Represents contributions or other allocations made by the Bank to qualified and/or non-qualified vested and unvested defined contribution retirement plans.
[4]	Of this amount, $110,986 represents a sign-on bonus payment.
[5]	Of this amount, $69,351 represents a vacation cash-out payment.
[6]	Of this amount, $19,023 represents a vacation cash-out payment.

Employment Status

Pursuant to the Federal Home Loan Bank Act, the Bank’s employees, including the Bank’s Chief Executive Officer and other four most highly compensated executive officers as of December 31, 2004 (Dean Schultz, Ross J. Kari, Steven T. Honda, Lisa B. MacMillen, and Lawrence H. Parks) (the “named executive officers”) are “at will” employees. Each is free to resign his or her employment at any time and the Bank is free to terminate his or her employment at any time for any reason or no reason, with or without cause and with or without notice.

Each of the named executive officers receives a base salary and is eligible to participate in the Bank’s executive incentive compensation plans and comprehensive benefit programs, including both qualified and nonqualified retirement benefit plans. Base salaries for 2005 for the named executive officers are: Dean Schultz—$600,000, Ross J. Kari—$465,000, Lawrence H. Parks—$330,000, and Steven T. Honda—$273,700. The 2005 base salary for Lisa B. MacMillen, Senior Vice President and Corporate Secretary, who was a named executive officer as of December 31, 2004, is not provided since Ms. MacMillen resigned as the Bank’s general counsel effective April 1, 2005. The named executive officers are also eligible to receive reimbursement for financial planning, health club membership, and building parking expenses incurred each year up to a maximum amount of $12,000 annually and does not vary per executive.

An employee of the Bank, including the named executive officers, may receive severance benefits under the Bank’s current severance policy in the event that the employee’s employment is terminated because of the elimination of the employee’s job or position or because a substantial job modification results in the employee being unqualified or unable to perform the revised job. Severance pay under the severance policy is equal to the greater of 12 weeks of the employee’s base salary, or the sum of two weeks of the employee’s base salary (three weeks for vice presidents and more senior officers) plus two weeks of the employee’s base salary (three weeks for vice presidents and more senior officers) for each full year of service at the Bank (prorated for partial years of service). Employees eligible for benefits under the Bank’s severance policy will also receive one month of continued health and life insurance benefits and, in the Bank’s discretion, outplacement assistance.

Executive Incentive Compensation Plans

For 2005, the Bank’s executive incentive compensation applicable to the named executive officers is composed of three plans: the 2005 President’s Incentive Plan, the 2005 Executive Incentive Plan, and the Executive Performance Unit Plan. The Bank’s executive incentive compensation plans are designed to award incentive compensation to the management team for accomplishing Bank goals that are approved by the Board of Directors and individual goals.

The 2005 President’s Incentive Plan is solely for the Bank’s president. The 2005 Executive Incentive Plan is for the Bank’s assistant vice presidents and more senior officers (other than the Bank’s president), including the named executive officers. Awards under the 2005 President’s Incentive Plan and the 2005 Executive Incentive Plan are based on a combination of Bank goals, individual goals and Board discretion. The awards for senior officers are weighted more heavily towards achieving Bank goals because these officers have a greater direct impact on the Bank’s overall performance. Awards under the 2005 President’s Incentive Plan and the 2005 Executive Incentive Plan are based on the total weighted achievement level of Bank and individual goals, within a range of 75% (threshold) to 200% (far exceeding target goal). Awards for achievement below the threshold level are at the discretion of the Board.

The following table sets forth the award ranges under the 2005 President’s Incentive Plan and the 2005 Executive Incentive Plan as a percentage of base salary, based on the total weighted achievement level of Bank and individual goals:

Total Weighted Achievement Level	Chief Executive Officer	Executive Vice President	Senior Vice President
200%	60%	55%	50%
150-199%	45-59%	40-54%	37-49%
100-149%	30-44%	27-39%	25-36%
75-99%	15-29%	14-26%	12-24%
0-74%	Awards are at the discretion of the Board.

Final awards, if any, under the 2005 President’s Incentive Plan and the 2005 Executive Incentive Plan will be paid following Board approval in January 2006.

The Executive Performance Unit Plan is for the Bank’s senior vice presidents and more senior officers, including the named executive officers, and the Bank’s vice president, human resources. Awards under the Executive Performance Unit Plan are based on achievement of Bank goals over three-year performance periods. A new three-year performance period is established each year, so that there are three separate performance periods in effect at one time. Awards under the Executive Performance Unit Plan are based on the percentage achievement level of Bank goals, multiplied by a percentage of the executive’s base salary in the first year of each three-year performance period (30% for the president, 27% for executive vice presidents, 25% for senior vice presidents, and 18% for the vice president, human resources). For 2005, the percentage achievement levels were set within a range of 75% (threshold) to 200% (far exceeding target goal). Except in the case of extraordinary circumstances, no awards will be paid if the Bank fails to achieve any of its goals for the period. The Board also has the discretion to increase or decrease the awards under the Executive Performance Unit Plan by 25% based on individual performance that is not captured by the achievement level of the Bank goals. Final awards, if any, are paid following Board approval after the end of the three-year performance period.

Retirement Plans

Savings Plan. The Savings Plan is a tax-qualified 401(k) retirement benefit plan that is open to employees of the Bank, including the named executive officers, once each such employee has completed a minimum of six months of service at the Bank. Under the Savings Plan, each eligible Bank employee may contribute between 2% and 20% of his or her base salary, and the Bank provides an employer matching contribution (subject to a step-up schedule over each participant’s first five years of Bank employment) of up to 6% of the participant’s base salary.

Cash Balance Plan. The Cash Balance Plan, which was adopted by the Bank on January 1, 1996, is a tax-qualified defined benefit pension plan that covers employees who have completed a minimum of six months of service to the Bank, including the named executive officers. Under the Cash Balance Plan, each eligible employee accrues benefits annually equal to 6% of the employee’s total annual compensation plus an interest credit amount equal to 6% of the benefit balance accrued to the employee under the Cash Balance Plan through the prior year end. Vested amounts accrued under the Cash Balance Plan are generally payable upon termination of employment (regardless of early retirement), either in a lump sum benefit or in an annuity. The benefits under the Cash Balance Plan vest 20% per year and are fully vested after completing 5 years of service.

Prior to the adoption of the Cash Balance Plan, the Bank participated in the Financial Institutions Retirement Fund (the “FIRF”), a multiple-employer tax-qualified defined benefits pension plan. Effective December 31, 1995, the Bank withdrew its participation in the FIRF and implemented the Cash Balance Plan. The full value of benefits earned under the FIRF, calculated as of December 31, 1995 (and assuming normal retirement at age 65), is preserved and vested for those employees who participated in the FIRF prior to January 1, 1996 (the “frozen FIRF benefit”), including the president and two of the other named executive officers. The FIRF benefits were calculated based on each participant’s highest three consecutive years average pay (as of December 31, 1995) multiplied by a percentage equal to the employee’s credited years of benefit service (as of December 31, 1995) multiplied by 2.

In addition to the cash balance benefit component of the Cash Balance Plan (annual service credit of 6% and annual interest credit of 6%), the Cash Balance Plan also includes a FIRF transition benefit component for those participants with a frozen FIRF benefit. The transition benefit component of the Cash Balance Plan is designed to supplement the frozen FIRF benefit by maintaining the participant’s percentage ratio of his or her frozen FIRF annuity payments to the participant’s highest three consecutive years average pay, calculated as of December 31, 1995 (the “annuity ratio”). Upon retirement, the participant will receive transition benefits equal to his or her then-highest three consecutive years average pay (subsequent to December 31, 1995) multiplied by his or her annuity ratio.

Upon retirement, eligible employees receive pension benefits comprised of the frozen FIRF benefit (if applicable), the cash balance benefit component, and the FIRF transition benefit component (if applicable).

Benefit Equalization Plan. The Benefit Equalization Plan is a non-qualified plan that is designed to restore retirement benefits lost under the Cash Balance Plan and the Savings Plan due to compensation and benefits limitations imposed on the Savings Plan and the Cash Balance Plan under the Internal Revenue Code. Under the Benefits Equalization Plan, benefits that would have been earned under the Cash Balance Plan or the Savings Plan but for the limitations imposed on such plans under the Internal Revenue Code are accrued under the Benefit Equalization Plan. The benefits under the Benefit Equalization Plan vest and are payable to the employee according to the corresponding provisions of the Cash Balance Plan and the Savings Plan.

Deferred Compensation Plan. The Deferred Compensation Plan, also a non-qualified plan, is comprised of three components: (1) employee deferral of current compensation; (2) make-up matching contributions that would have made by the Bank under the Savings Plan had the compensation not been deferred; and (3) make-up pension benefits that would have been earned under the Cash Balance Plan had the compensation not been deferred. The Deferred Compensation Plan is available to all officers and directors of the Bank, including the named executive officers. The make-up benefits under the Deferred Compensation Plan vest and are payable to the employee according to the corresponding provisions of the Cash Balance Plan and the Savings Plan.

Supplemental Executive Retirement Plan. Effective January 1, 2003, the Bank began providing a Supplemental Executive Retirement Plan to members of the Bank’s executive management, including the named executive officers. The Supplemental Executive Retirement Plan is a non-qualified retirement benefit plan that provides a cash balance benefit to participants that is in addition to the benefits earned under the tax-qualified Cash Balance Plan. The benefit is calculated based on total annual compensation and years of credited service based on the following table, plus an annual interest credit of 6% on the balances accrued to the executive under the Supplemental Executive Retirement Plan through the prior yearend. Annual benefits accrued under the SERP vest at the earlier of three years after they are earned or when the participant reaches age 62.

Years of Credited Service (as defined in the Plan)	Amount of Contribution for CEO (Percentage of Total Annual Compensation)	Amount of Contribution for Other SERP Participants (Percentage of Total Annual Compensation)
Fewer than 10	10%	8%
10 or more but less than 15	15%	12%
15 or more	20%	16%

The estimated annual pension retirement benefits under the Cash Balance Plan, the FIRF (if applicable), the Benefit Equalization Plan, the Deferred Compensation Plan and the Supplemental Executive Retirement Plan for the named executive officers commencing at the normal retirement age of 65 are as follows:

Name	Year Reaching 65	Frozen FIRF Annuity Benefit	Estimated Cash Balance Plan Cash Balance Annuity Benefit(1)	Estimated Cash Balance Plan FIRF Transition Annuity Benefit(1)	Estimated Benefit Equalization Plan and Deferred Compensation Plan Cash Balance Annuity Benefit(1)	Estimated Benefit Equalization Plan and Deferred Compensation Plan FIRF Transition Annuity Benefit(1)	Estimated Supplemental Executive Retirement Plan Annuity Benefit(1)	Estimated Total Annuity Benefits(1)
Dean Schultz	2012	$48,004	$31,447	$5,863	$65,571	$152,678	$127,638	$431,201
Ross J. Kari	2023	n/a	47,762	n/a	126,498	n/a	309,624	483,884
Lawrence H. Parks	2026	n/a	100,427	n/a	107,559	n/a	285,478	493,504
Lisa B. MacMillen	2024	15,335	64,362	50,415	84,985	72,796	79,916	367,809
Steven T. Honda	2016	5,259	44,036	5,307	34,182	10,116	104,731	203,631

(1)	Estimates are based on the following assumptions:
•	Annual base salary increases of 4%.
•	Annual incentive pay equal to 40% of the individual’s prior year base salary until retirement
•	Retirement at age 65.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

During 2005, the compensation committee of the Bank’s Board of Directors consisted of the following directors:

•	Timothy R. Chrisman, Chair

•	Kenneth R. Harder, Vice Chair

•	David A. Funk

•	James P. Giraldin

•	Charlene G. Zettel

Director Compensation

In accordance with the Finance Board’s regulations, the Bank has established a formal policy governing the compensation and expense reimbursement provided to its directors. Directors are compensated based on the level of responsibility assumed. Fees are paid for attendance at certain meetings. The director compensation arrangements for 2005 and 2004 are set forth below.

Director Meeting Fees

		Meeting Fee (in whole dollars)
Type of Meeting	Position	2005		2004
Board	Chairman	$4,000		$3,000
Board	Vice Chairman	3,000		2,000
Board	Director	2,000		1,000
Board Committee or FHLBank System Directors’ orientation/conference	Director	750	*	750	*

*	Subject to an annual limit of $13,000 per director.

Director Annual Compensation Limits

	Annual Limit (in whole dollars)
Position	2005	2004
Chairman	$28,364	$27,405
Vice Chairman	22,692	21,924
Director	17,019	16,443

In addition, the Bank reimburses directors for necessary and reasonable travel, subsistence, and other related expenses incurred in connection with the performance of their official duties. For expense reimbursement purposes, directors’ “official duties” include:

•	Meetings of the Board and Board committees,

•	Meetings requested by the Federal Housing Finance Board and Federal Home Loan Bank System committees,

•	Meeting of the Council of Federal Home Loan Banks and its committees,

•	Attendance at events on behalf of the Bank when requested by the president in consultation with the chairman, and

•	Attendance at other events on behalf of the Bank with the prior approval of the EEO-Personnel-Compensation Committee of the Board of Directors.

Compensation paid to directors for the three months ended March 31, 2005, totaled $87,000 in meeting fees and $28,000 in reimbursed travel and related expenses. Compensation paid to directors in 2004 totaled $222,000 in meeting fees and $190,000 in reimbursed travel and related expenses.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Bank is a cooperative. Capital stock ownership is a prerequisite to transacting any member business with the Bank. The members and former members own all the stock of the Bank, the majority of the directors of the Bank are elected by and from the membership, and the Bank conducts its advances and mortgage loan business almost exclusively with members. Therefore, in the normal course of business, the Bank extends credit to members whose officers and directors may serve as directors of the Bank. The Bank extends credit to members whose officers or directors may serve as directors of the Bank on market terms that are no more favorable to them than the terms of comparable transactions with other members. In addition, the Bank may purchase short-term investments, Federal funds, and mortgage-backed securities from members whose officers or directors serve as directors of the Bank. All investments are market rate transactions and all mortgage-backed securities are purchased through securities brokers or dealers. As an additional service to its members, including those whose officers or directors serve as directors of the Bank, the Bank may enter into offsetting interest rate exchange agreements, acting as an intermediary between exactly offsetting derivatives transactions with members and other counterparties. This intermediation allows the members indirect access to the derivatives market, and these transactions are also executed at market rates.

ITEM 8.	LEGAL PROCEEDINGS

The Bank may be subject to various legal proceedings arising in the normal course of business. After consultation with legal counsel, management is not aware of any such proceedings that might result in the Bank’s ultimate liability in an amount that will have a material effect on the Bank’s financial condition or results of operations.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Bank is cooperatively owned. The members and former members own all the stock of the Bank, the majority of the directors of the Bank are elected by and from the membership, and the Bank conducts its advances and mortgage loan business almost exclusively with members. There is no established marketplace for the Bank’s stock. The Bank’s stock is not publicly traded. It may be redeemed at par value, $100 per share, upon request, subject to certain regulatory requirements and to the satisfaction of any ongoing stock investment requirements applying to the member. The Bank may repurchase shares held by members in excess of their required stock holdings at its discretion at any time. The information regarding the Bank’s capital requirements as of April 1, 2004, is set forth in Item 11. Description of Registrant’s Securities to be Registered. At May 31, 2005, the Bank had 359 members and 85 million shares of capital stock outstanding.

The Bank’s dividend rates declared (annualized) are listed in the table below and are calculated based on the $100 per share par value. All dividends except fractional shares were paid in the form of capital stock.

Quarter	2005 Rate	2004 Rate	2003 Rate
First	4.25%	3.95%	4.80%
Second	—	4.68%	4.34%
Third	—	3.70%	4.18%
Fourth	—	3.97%	3.85%

Additional information regarding the Bank’s dividends is set forth in Item 2. Financial Information, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends,” and Item 11. Description of Registrant’s Securities to be Registered.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

Inapplicable.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Capital Plan

Capital Structure

With the enactment of the Gramm-Leach-Bliley Act of 1999 (GLB Act), Congress replaced the statutory subscription-based member stock purchase formula with risk-based and leverage capital requirements for the FHLBanks. Each FHLBank was required to submit a capital plan implementing the new requirements to the Finance Board for approval. In compliance with the new requirements, the Bank’s Board of Directors approved a proposed capital plan, which was approved by the Finance Board on June 12, 2002. The Bank’s Board of Directors subsequently approved revisions to the capital plan, which were approved by the Finance Board on August 6, 2003. The Bank’s capital plan (the “Capital Plan”) is filed as Exhibit 4.1.

The FHLB Act, as amended by the GLB Act, and the Finance Board regulations specify that each FHLBank must meet certain minimum regulatory capital standards. The Bank must maintain (1) total capital in an amount at least equal to 4.0% of its total assets; (2) leverage capital in an amount at least equal to 5.0% of its total assets; and (3) permanent capital in an amount at least equal to its regulatory risk-based capital requirement. For reasons of safety and soundness, the Finance Board may require an FHLBank to maintain a greater amount of capital than required by these provisions.

Minimum Stock Requirement

The GLB Act and Finance Board regulations require that the minimum stock requirement for members must be sufficient to enable the Bank to meet its own regulatory capital requirements for total capital, leverage capital, and regulatory risk-based capital. The Capital Plan requires each member to own stock in an amount equal to the greater of:

•	a membership stock requirement; or

•	an activity-based stock requirement.

Membership Stock Requirement. Each member’s initial membership stock requirement is Class B Stock equal to 1.0% of the member’s “membership asset value,” which is determined by multiplying the applicable “membership asset factors” by the member’s “membership assets,” as specified in the Capital Plan. The initial “membership asset factors” are provided in Appendix A to the Capital Plan. Each member’s initial membership stock requirement is capped at $25 million; the cap may be changed by the Bank’s Board of Directors within an authorized range of $10 million to $50 million.

Activity-Based Stock Requirement. Each member’s initial activity-based stock requirement is Class B Stock equal to:

•	4.7% of the member’s outstanding advances; plus

•	5.0% of any portion of any mortgage loan sold by the member and owned by the Bank under a member mortgage asset program.

The Bank will adjust each member’s activity-based stock requirement for any change in the level of the member’s transactions with the Bank. In addition, the Bank intends to recalculate each member’s activity-based stock requirement for all outstanding activity if the Board of Directors adjusts the requirement within the ranges authorized in the Capital Plan.

Authorized Ranges for Minimum Stock Requirement. The GLB Act and Finance Board regulations require that the Board of Directors review, and adjust as necessary, the minimum stock requirement for members to ensure that the Bank will meet its own regulatory capital requirements for total capital, leverage capital, and regulatory risk-based capital. The Capital Plan provides the Board of Directors with the ability to adjust the percentages of the membership and activity-based stock requirements within specified ranges.

Adjustments within the specified ranges might occur because of, among other factors, fluctuations in the Bank’s balance sheet or changes in the proportion of members whose minimum stock requirements are determined by a membership stock requirement rather than an activity-based stock requirement.

Authorized Ranges for Membership Stock Requirement. The Board of Directors may adjust the membership stock requirement to an amount not less than 0.5% nor greater than 1.5% of a member’s membership asset value, with each member’s membership stock requirement subject to a cap not less than $10 million nor greater than $50 million.

Since the Bank’s initial membership stock requirement is equal to 1.0% of the member’s membership asset value and the requirement may change within a range of 0.5% to 1.5%, a member could be required to purchase additional Class B Stock for its membership stock requirement even if its membership asset value (the basis for calculating its membership stock requirement) does not increase.

Authorized Ranges for Activity-Based Stock Requirement. The Board of Directors may adjust the activity-based stock requirement to equal the sum of:

•	the advances stock requirement, in an amount not less than 4.4% nor greater than 5.0% of a member’s outstanding advances; plus

•	the member mortgage asset stock requirement, in an amount not less than 5.0% nor greater than 5.7% of any portion of any mortgage loan sold by the member and owned by the Bank under a member mortgage asset program.

Since the Bank’s initial activity-based stock requirement is Class B Stock equal to 4.7% of advances plus 5.0% of mortgage loans sold by the member and owned by the Bank and the requirement may change within a range of 4.4% to 5.0% and 5.0% to 5.7%, respectively, a member could be required to purchase additional Class B Stock for its activity-based stock requirement even if its level of Bank activity does not increase.

Capital Stock Assessment

As an additional means to ensure that the Bank always meets its minimum regulatory capital requirement and operates within its target ratios as described above, the Capital Plan enables the Board of Directors to impose a capital stock assessment on members if the Board of Directors determines that the aggregate of the minimum stock requirement of all members will result in or will be likely to result in an amount of Class B Stock that is not sufficient for the Bank to meet its minimum regulatory capital requirement and to operate within its target ratios. In this event, members (but not former members) may be required to purchase additional Class B Stock.

The amount of each member’s capital stock assessment, if any, will be determined by allocating among all members, in proportion to the number of shares of Class B Stock that then constitutes each member’s minimum stock requirement, the amount of additional Class B Stock necessary to enable the Bank to meet its minimum regulatory capital requirement and to operate within its target ratios.

The Board of Directors will determine when all or any portion of the capital stock assessment is no longer necessary. At that time, the Bank may implement a full or pro rata reduction in the number of shares of each member’s capital stock assessment.

Withdrawal or Termination of Membership

Voluntary Withdrawal. A member may voluntarily withdraw from membership by providing the Bank with written notice of its intent to withdraw. The Bank’s receipt of a notice of intent to withdraw will start the redemption period for all Class B Stock then held by the withdrawing member that is not subject to a pending redemption notice. During the redemption period, an institution that is voluntarily withdrawing from membership remains a member and must continue to meet its minimum stock requirement, as adjusted from time to time in accordance with the Capital Plan. The member may continue to receive the benefits of membership, including receiving dividends attributable to its Class B Stock (if declared), except that the Bank may limit transactions with the member that would extend past the date of the member’s membership termination.

The member’s membership will terminate five years after the Bank’s receipt of the member’s notice of intent to withdraw. A member may cancel its notice of intent to withdraw at any time before the membership termination date. The member must pay a cancellation fee equal to $0.50 per share if the notice of cancellation is received during the first 30 months following the notice of intent to withdraw and equal to $1.00 per share after that.

The redemption period for any Class B Stock acquired or received by the withdrawing member (including stock dividends) after the Bank’s receipt of the member’s notice of intent to withdraw will begin on the date of acquisition or receipt by the member; however, any Class B Stock that is not required to meet the member’s minimum stock requirement will be Excess Stock (which is defined in the Capital Plan as stock in excess of a member’s minimum stock requirement) and will be subject to repurchase by the Bank at the Bank’s discretion.

Termination as a Result of Merger, Consolidation, or Relocation. If a Bank member is merged or consolidated into another Bank member, the membership of the disappearing member will terminate upon cancellation of its charter. The activity-based stock requirement of the surviving member will be adjusted as of the merger or consolidation date to reflect the combined activity of the disappearing member and the surviving member; the membership stock requirement of the surviving member will be adjusted at the next annual adjustment date or sooner, at the Bank’s discretion.

The Class B Stock of the disappearing member will be transferred on the Bank’s books to the account of the surviving member. The transfer of Class B Stock from the account of the disappearing member to the account of the surviving member will not automatically trigger a redemption period for the transferred Class B Stock, but the surviving member may send a written notice requesting redemption, and the five-year redemption period for the Class B Stock that is not already subject to a pending redemption notice will begin when the Bank receives written notice from the surviving member.

If a Bank member is merged or consolidated into a nonmember (including a member of another FHLBank), the membership of the disappearing member will terminate upon cancellation of its charter, and the five-year redemption period for Class B Stock that is not already subject to a redemption notice will begin on the date on which the member’s charter is cancelled. If a member relocates its principal place of business outside the Bank’s district, its membership will terminate and the five-year redemption period for its Class B Stock that is not already subject to a redemption notice will begin in accordance with applicable Finance Board regulations.

After termination of membership because of merger or consolidation into a nonmember or relocation outside the Bank’s district, the former member (or its successor) will continue to be subject to the minimum stock retention requirement under the Capital Plan, which will be the greater of the membership stock requirement (as of the date on which the membership was terminated) or the activity-based stock requirement for any continuing Bank activity (including advances that remain outstanding and the portion of any mortgage loan sold by the member to the Bank that is still owned by the Bank), plus any applicable capital stock assessment imposed prior to the membership termination date.

Other Involuntary Termination. The Board of Directors may immediately terminate the membership of any member that:

•	fails to comply with any requirement of the FHLB Act or Finance Board regulations or any requirement of the Capital Plan;

•	becomes insolvent or otherwise subject to the appointment of a receiver or conservator; or

•	would jeopardize the safety or soundness of the Bank if it were to remain a member.

The five-year redemption period for Class B Stock then held by the former member will begin on the date of the membership termination. After termination of membership, the former member (or its successor) will continue to be subject to the minimum stock retention requirement under the Capital Plan, which will be the greater of the membership stock requirement (as of the date on which the membership was terminated) or the activity-based stock requirement for any continuing Bank activity (including advances that remain outstanding and the portion of any mortgage loan sold by the member to the Bank that is still owned by the Bank), plus any applicable capital stock assessment imposed prior to the membership termination date.

Payment on Redemption. Provided that the Bank meets its minimum regulatory capital requirement and other applicable requirements, and unless the former member or successor must continue to comply with a minimum stock retention requirement (and subject to other limits on redemption in the Capital Plan), the Bank will redeem the Class B Stock of the former member or successor at the end of the redemption period.

Suspension of Redemption and Repurchases. If the Board of Directors determines that the Bank may be unable to satisfy in full all redemptions for a given quarter because (1) following the redemption the Bank would fail to meet or would be likely to fail to meet its minimum regulatory capital requirement, or (2) the redemption would otherwise prevent the Bank from operating in a safe and sound manner, then the Board of Directors may temporarily suspend redemption during that quarter.

Lien on Class B Stock

In accordance with the Capital Plan, the Bank has a lien on all of the Class B Stock of a member or former member, including all dividends and other proceeds of the Class B Stock, to secure performance under the Capital Plan and with respect to any indebtedness or transaction with the Bank. The Capital Plan also provides that the Bank will have the right to collect any dividends and other proceeds of the Class B Stock otherwise payable to a member or former member in default.

Amendment to the Capital Plan

Both the Board of Directors and the Finance Board must approve any amendment to the Capital Plan. The Bank will provide written notice to members at least five business days prior to the effective date of any amendment.

Description of Class B Stock

General

The Class B Stock has a par value of $100 per share and is issued, redeemed, repurchased, and transferred only at its stated par value. Each issued and outstanding share of Class B Stock represents an undivided proportionate ownership interest in the retained earnings, paid-in surplus, undivided profits, and equity reserves of the Bank. The Bank may issue Class B Stock only in book-entry form.

Ownership and Transfer of Class B Stock

Class B Stock may be owned only by Bank members or, if required by the Bank in accordance with the Bank’s Capital Plan, by a former member or a member’s successor. At the request of a member, the Bank may transfer a member’s excess stock to another Bank member or to an institution that has been approved for membership. All transfers must be made at par value. No other transfers are permitted.

Voting Rights

The members are entitled to vote only in connection with the election of directors in accordance with the FHLB Act and Finance Board regulations. Each member entitled to vote in a director election may cast for each open directorship in that member’s state in that election a number of votes equal to the number of shares that it was required to hold as of the prior December 31 (the record date), except that no member’s votes may exceed the average of the number of shares required to be held by all members located in that state as of the record date. Excess Stock is not counted for purposes of voting or for determining the voting limit. A former member that was a member as of the record date is entitled to vote in the election of directors in accordance with the FHLB Act and regulations. For more information, see Item 5. Directors and Executive Officers.

Dividends

All Class B Stock will share in any dividends without preference. Dividends may be paid in the form of cash or Class B Stock. Dividends will be paid to the holders of record during the time period for which the dividend is declared, and will be computed on the amount of time during the relevant time period that the shares were outstanding. Dividends will be payable only from the current net earnings or previously retained earnings of the Bank, determined in accordance with GAAP and subject to applicable policies of the Bank and the Finance Board, which may change from time to time.

The Bank is prohibited from paying dividends if the Bank is not in compliance with any of its minimum regulatory capital requirements or if the payment would cause the Bank to fail to meet any of its minimum regulatory capital requirements. The Bank also is prohibited from paying dividends if any principal or interest due on consolidated obligations issued through the Office of Finance has not been paid in full or, under certain circumstances, if the Bank fails to satisfy liquidity requirements under applicable Finance Board regulations.

A former member will be entitled to receive any dividends attributable to its Class B Stock through the date of redemption or repurchase by the Bank. The information regarding the Bank’s dividend policy is set forth in Item 2. Financial Information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Years Ended December 31, 2004, 2003 and 2002—Dividends.”

Liquidation, Merger, or Consolidation

In the event of a liquidation of the Bank, and subject to the authority of the Finance Board governing liquidations, after payment of the Bank’s liabilities, the holders of Class B Stock will receive par value for their Class B Stock, provided that if insufficient funds are available to make payment in full on all of the Class B Stock, the payment will occur on a pro rata basis. In addition, any undistributed retained earnings, paid-in surplus, undivided profits, equity reserves, and other assets not otherwise identified will be allocated among the holders of Class B Stock in proportion to the number of shares of Class B Stock owned by each.

If the Bank is combined with one or more of the other FHLBanks or otherwise liquidated or reorganized, the rights, privileges, and obligations of holders of Class B Stock must be approved by the Finance Board.

Redemption and Repurchase of Class B Stock While Membership Continues

Redemption Upon Application by the Member. A member may obtain redemption of Class B Stock following a five-year redemption period, subject to certain conditions, by providing a written redemption notice to the Bank. The notice must identify the particular shares to be redeemed, and the identified shares may not be subject to an outstanding request for redemption. If the notice does not identify the particular shares to be redeemed, the member will be deemed to have requested redemption of the most recently purchased shares that are not subject to a pending redemption notice, followed by the shares most recently acquired in a manner other than by purchase that are not subject to a pending redemption notice. Following the requested redemption, the member must continue to meet its minimum stock requirement under the Capital Plan.

A member may cancel its redemption notice before the expiration of the redemption period, subject to a cancellation fee of $0.50 per share during the first 30 months of the redemption period and $1.00 per share after that. If, following the requested redemption, the member would fail to meet its minimum stock requirement, the Bank will not redeem the member’s Class B Stock, but will attempt the redemption on each of the following five business days. If the Bank is prevented from redeeming a member’s Class B Stock during this period for this reason, the redemption notice will be cancelled automatically, and the member must pay a cancellation fee of $1.00 per share multiplied by the number of shares to which the cancellation applies.

Repurchase Initiated by the Bank. At its discretion, the Bank may repurchase some or all of a member’s Excess Stock by giving the member 15 days’ written notice. The member may waive the notice period. If the Bank is repurchasing Excess Stock from a member, the Bank will first repurchase any Excess Stock subject to a redemption notice submitted by that member, followed by the most recently purchased shares of Excess Stock not subject to a redemption notice, and then by the shares of Excess Stock most recently acquired other than by purchase and not subject to a redemption notice.

In addition, in accordance with the Bank’s current Surplus Capital Stock Repurchase Policy (“Surplus Capital Policy”), at the Bank’s discretion, the Bank repurchases Excess Stock that constitutes Surplus Capital Stock on a quarterly basis. Surplus Capital Stock is currently defined in the Surplus Capital Policy as any stock holdings in excess of 115% of a member’s capital stock requirement (in most cases excluding stock dividends earned and credited for the current year). The Surplus Capital Policy is subject to change by the Bank from time to time.

Limitations on Redemption and Repurchase. The Bank may not redeem or repurchase any Class B Stock if, following the redemption or repurchase, the Bank would fail to meet its minimum regulatory capital requirement or the affected member would fail to meet its minimum stock requirement. Also, the Bank may not redeem or repurchase any Class B Stock without the approval of the Finance Board if the Finance Board or the Board of Directors determines that the Bank has incurred or is likely to incur losses resulting in or likely to result in charges against capital creating an other than temporary decline that causes the Bank’s Total Capital (as defined in the Capital Plan attached as Exhibit 4.1) to fall below the Bank’s aggregate amount of Class B Stock.

Suspension of Redemption and Repurchases. If the Board of Directors determines that the Bank may be unable to satisfy in full all redemptions for a given quarter because (1) following the redemption the Bank would fail to meet or would be likely to fail to meet its minimum regulatory capital requirement, or (2) the redemption would otherwise prevent the Bank from operating in a safe and sound manner, then the Board of Directors may temporarily suspend redemption during that quarter.

Issuance of Excess Stock

The Bank, at its discretion, may issue Class B Stock to members that elect to purchase Class B Stock. Class B Stock of a member is Excess Stock if it is not required to satisfy the member’s minimum stock requirement.

The issuance of Excess Stock may be used, among other purposes, to support investments or other activities for which there is no corresponding member capital requirement. Excess Stock is not counted for voting purposes or for determining voting limits, and is subject to the redemption and repurchase provisions of the Capital Plan and to the Surplus Capital Policy in effect from time to time. In addition, there may be limitations on the redemption and repurchase of Excess Stock.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 7(k) of the FHLBank Act (12 USC §1427(k)) provides that the Board of Directors of each FHLBank shall determine the terms and conditions under which it may indemnify its directors, officers, employees, or agents. Pursuant to this statutory authority and with approval from its Board of Directors, the Bank provides for indemnification of its directors, officers, and employees, as discussed below.

In accordance with the Bank’s bylaws, the Bank may indemnify any of its directors, officers, employees, managers, trustees, or agents (or anyone serving in a similar capacity at the Bank’s request for another entity, including any joint office, committee, or council of the Federal Home Loan Banks, the Financing Corporation, the Resolution Funding Corporation or any other instrumentality or agency of the United States government) who, by reason of the fact that he or she is or was serving in such capacity, is or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding not brought by or in the right of the Bank against costs and expenses, final judgments, fines, and amounts paid in settlement incurred in connection with such action, suit, or proceeding, but only if he or she acted in good faith within what he or she reasonably could have perceived under the circumstances was within the scope of employment or authority and in a manner he or she reasonably could have believed under the circumstances to be in, or not opposed to, the best interests of the Bank or its members, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Under the Bank’s bylaws, the Bank may also similarly indemnify such individuals where the threatened, pending, or completed action or suit is brought by or in the right of the Bank, except that indemnification may not be made in connection with any matter as to which the individual has been adjudged to be liable to the Bank, unless the Bank’s Board of Directors determines that, in view of all the circumstances of the case, the individual is fairly and reasonably entitled to indemnity.

The bylaws also provide that the Bank may maintain insurance on behalf of any person who is or was a director, officer, employee, manager, trustee, or agent of the Bank (or who serves in a similar capacity at the Bank’s request for another entity, as described above) against any liability asserted and incurred in that capacity or arising out of that status, whether or not the Bank would have the power to indemnify the individual against such liability under the bylaws.

The Bank also has entered into indemnification agreements with each of its directors and senior officers (Senior Vice President and above), which provide a contractual right to indemnification whenever the individual is or was a party, or is threatened to be made a party, to any threatened, pending, or completed proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (including any brought by or in the right of the Bank), against expenses and liabilities where the proceeding arises because the director or senior officer served in such capacity (or in a similar capacity at the request of the Bank for another entity, as described above) or by reason of anything that he or she has done or not done in such capacity.

The agreements provide that the director or senior officer will not be entitled to such indemnity when the expenses or liabilities relate to acts or omissions that (a) were unlawful under applicable criminal laws and the director or senior officer had reasonable cause to believe that his or her conduct was unlawful, (b) involved a willful attempt by the director or senior officer to derive an improper personal benefit from the Bank, (c) involved intentional misconduct on the part of the director or senior officer, (d) the director or senior officer believed to be contrary to the interests of the Bank or its members, or that involved the absence of good faith on his or her part, or (e) a court of competent jurisdiction holds may not be indemnified against.

The Bank maintains a policy of insurance under which directors and officers are insured, subject to the policy limitations and applicable exclusions, against any covered losses that they are legally obligated to pay by reason of any covered claim made against them as insured persons under the policy during the policy period or any applicable discovery period, and for which they are not entitled to indemnification from the Bank under the bylaws, any applicable indemnification agreement, or otherwise.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

The following financial statements and accompanying notes, including the Report of Independent Registered Public Accounting Firm, are set forth on pages F-1 to F-73 of this Form 10.

Supplementary Financial Data

Supplementary financial data for the three months ended March 31, 2005, and the years ended December 31, 2004 and 2003, are included in the following tables (dollars in millions except per share amounts).

Three months ended Mar 31, 2005
Interest income	$1,332
Interest expense	1,173

Net interest income	159
Other income/(loss)	(55)
Other expense	19
Assessments	23

Net income	$62

Dividends declared per share	$1.05
Annualized dividend rate*	4.25%

	Three months ended
	Dec 31, 2004	Sept 30, 2004	June 30, 2004	Mar 31, 2004
Interest income	$1,048	$813	$642	$586
Interest expense	901	682	497	467

Net interest income	147	131	145	119
Other income/(loss)	(17)	(95)	76	(40)
Other expense	19	16	17	16
Assessments	29	5	54	17

Net income	$82	$15	$150	$46

Dividends declared per share	$1.00	$0.93	$1.16	$0.98
Annualized dividend rate*	3.97%	3.70%	4.68%	3.95%

	Three months ended
	Dec 31, 2003	Sept 30, 2003	June 30, 2003	Mar 31, 2003
Interest income	$533	$459	$506	$548
Interest expense	416	348	399	438

Net interest income	117	111	107	110
(Reduction of)/increase in provision for credit losses on mortgage loans	—	—	(1)	1
Other (loss)/income	(19)	77	26	(29)
Other expense	16	15	14	15
Assessments	22	46	32	17

Net income	$60	$127	$88	$48

Dividends declared per share	$0.97	$1.05	$1.08	$1.18
Annualized dividend rate*	3.85%	4.18%	4.34%	4.80%

*	All dividends except fractional shares were paid in the form of capital stock.

Supplementary financial data on the Bank’s investment securities for the three months ended March 31, 2005, and the years ended December 31, 2004, 2003, and 2002, are included in the table below.

Trading Securities

(Dollars in millions)	March 31, 2005	December 31,
		2004	2003	2002
Trading securities:
U.S. government and federal agencies:
GNMA	$62	$67	$98	$161
FNMA	259	269	326	372
States and political subdivisions	—	266	493	—

Total	$321	$602	$917	$533

As of March 31, 2005, and December 31, 2004, trading securities had the following maturity and yield characteristics.

	March 31, 2005		December 31, 2004
(Dollars in millions)	Book Value	Yield	Book Value	Yield
U.S. government and federal agencies:
GNMA:
After ten years	$62	3.65%	$67	3.76%
FNMA:
After one but within five years	239	6.41	248	6.43
After five but within ten years	20	4.77	21	4.77

Subtotal	321	5.77	336	5.77
States and political subdivisions:
After one but within five years	—	—	266	2.27

Total	$321	5.76%	$602	4.18%

Held-to-Maturity Securities

	March 31, 2005	December 31,
(Dollars in millions)		2004	2003	2002
Held-to-maturity securities:
U.S. government and federal agencies:
GNMA	$45	$48	$72	$126
FHLMC and FNMA	1,125	990	1,108	1,547
States and political subdivisions	1,314	1,470	1,328	1,114
Other bonds, notes, and debentures	22,972	21,331	15,755	15,092

Total	$25,456	$23,839	$18,263	$17,879

As of March 31, 2005, and December 31, 2004, held-to-maturity securities had the following maturity and yield characteristics.

	March 31, 2005		December 31, 2004
(Dollars in millions)	Book Value	Yield	Book Value	Yield
U.S. government and federal agencies:
GNMA:
After ten years	$45	3.24%	$48	2.90%
FHLMC and FNMA:
Within one year	197	2.95	—	—
After one but within five years	88	5.79	98	5.79
After five but within ten years	3	3.31	3	2.94
After ten years	837	4.36	889	4.26

Subtotal	1,170	4.18	1,038	4.34

States and political subdivisions:
After five but within ten years	38	2.89	43	2.31
After ten years	1,276	2.96	1,427	2.35

Subtotal	1,314	2.96	1,470	2.35

Other bonds, notes, and debentures:
Within one year	400	2.66	748	2.28
After one but within five years	212	4.04	224	4.06
After five but within ten years	—	6.25	2	6.09
After ten years	22,360	4.45	20,357	4.20

Subtotal	22,972	4.40	21,331	4.13

Total	$25,456	4.33%	$23,839	4.03%

Geographic Concentration of Mortgage Loans1, 2

	March 31, 2005	December 31,
		2004	2003
Midwest	15%	15%	15%
Northeast	22	21	22
Southeast	14	14	14
Southwest	10	10	10
West	39	40	39

Total	100%	100%	100%

[1]	Percentages calculated based on the unpaid principal balance at the end of each period.
[2]	Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.
Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, PR, RI, VI, and VT.
Southeast includes AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.
Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.
West includes AK, CA, GU, HI, ID, MT, NV, OR, WA, and WY.

Maturities of Time Deposits

As of March 31, 2005, and December 31, 2004, the Bank had time deposits in denominations of $0.1 million or more with the following maturity characteristics:

(Dollars in millions)	March 31, 2005	December 31, 2004
Within three months	$36	$38
After three months but within six months	1	1

Total	$37	$39

Short-Term Borrowings

Borrowings with original maturities of one year or less are classified as short-term. The following is a summary of short-term borrowings (discount notes) for the three months ended March 31, 2005, and the years ended December 31, 2004, 2003, and 2002:

Discount notes

	March 31, 2005	December 31,
(Dollars in millions)		2004	2003	2002
Outstanding at end of the period	$21,277	$26,257	$31,882	$12,447
Weighted average rate at end of the period	2.66%	2.08%	1.05%	1.53%
Daily average outstanding for the period	$20,268	$28,528	$17,357	$16,193
Weighted average rate for the period	2.42%	1.32%	1.19%	1.93%
Highest outstanding at any monthend	$21,374	$42,965	$31,882	$25,376

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The financial statements included as part of this Form 10 are identified in the Index to Audited Financial Statements appearing in Item 13 of this Form 10 and which index is incorporated in this Item 15 by reference.

(b) Exhibits

Exhibit No.	Description
3.1	Organization Certificate and resolutions relating to the organization of the Federal Home Loan Bank of San Francisco

3.2	Bylaws of the Federal Home Loan Bank of San Francisco, as amended

4.1	Capital Plan

10.1	Summary Sheet: Terms of Employment for Named Executive Officers

10.2	Form of Director Indemnification Agreement

10.3	Form of Senior Officer Indemnification Agreement

10.4	Board Resolution for Directors’ 2005 Compensation and Expense Reimbursement Policy

10.5+	2005 Executive Incentive Plan

10.6	2005 Executive Performance Unit Plan

10.7	2004 Executive Performance Unit Plan

10.8	2003 Executive Performance Unit Plan

10.9+	2005 President’s Incentive Plan

10.10	2005 Audit Incentive Plan

10.11	Executive Benefit Plan

10.12	Cash Balance Plan, as amended and restated

10.13	Deferred Compensation Plan, as restated

10.14	Supplemental Executive Retirement Plan

12.1	Computation of Ratio of Earnings to Fixed Charges

+	Confidential Treatment has been requested as to portions of this exhibit.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FEDERAL HOME LOAN BANK OF SAN FRANCISCO

Date: June 30, 2005	By:	/s/ DEAN SCHULTZ
Dean Schultz President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of San Francisco:

In our opinion, the accompanying statements of condition and the related statements of income, of capital accounts and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of San Francisco (the “Bank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

PricewaterhouseCoopers LLP

San Francisco, California

March 14, 2005, except for Note 19, as to which the date is June 24, 2005

Statements of Condition

	December 31,
(In millions-except par value)	2004	2003
Assets
Cash and due from banks	$16	$18
Interest-bearing deposits in banks	5,251	3,287
Deposits for mortgage loan program with other Federal Home Loan Bank	—	12
Securities purchased under agreements to resell	—	5,100
Federal funds sold	8,461	5,434
Trading securities	602	917
Held-to-maturity securities ($242 and $127, respectively, were pledged as collateral) (a)	23,839	18,263
Advances	140,254	92,330
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $0.3 and $0, respectively	6,035	6,445
Accrued interest receivable	398	218
Premises and equipment, net	7	8
Derivative assets	43	266
Other assets	76	92

Total Assets	$184,982	$132,390

Liabilities and Capital
Liabilities:
Deposits:
Interest-bearing:
Demand and overnight	$876	$831
Term	39	66
Other	15	90
Non-interest-bearing—Other	5	1

Total deposits	935	988

Consolidated obligations, net:
Bonds	148,109	92,751
Discount notes	26,257	31,882

Total consolidated obligations	174,366	124,633

Mandatorily redeemable capital stock	55	—
Accrued interest payable	809	528
Affordable Housing Program	132	135
Payable to REFCORP	20	16
Derivative liabilities	438	181
Other liabilities	327	63

Total Liabilities	177,082	126,544

Commitments and Contingencies: (Note 18)
Capital (Note 12):

Capital stock-Class B-Putable ($100 par value) issued and outstanding:
78 shares	7,765	—
Capital stock-Putable ($100 par value) issued and outstanding:
57 shares	—	5,739

Restricted retained earnings	139	119
Accumulated other comprehensive loss:
Unrecognized net loss related to hedging activities	(4)	(12)

Total Capital	7,900	5,846

Total Liabilities and Capital	$184,982	$132,390

(a)	Fair values of held-to-maturity securities were $23,757 and $18,265 at December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of these financial statements.

Statements of Income

	For the years ended December 31,
(In millions)	2004	2003	2002
Interest Income:
Advances	$1,834	$1,129	$1,818
Prepayment fees on advances	7	15	9
Interest-bearing deposits in banks	61	44	78
Securities purchased under agreements to resell	33	30	48
Federal funds sold	111	78	119
Trading securities	28	31	33
Held-to-maturity securities	706	581	820
Mortgage loans held for portfolio	309	138	2

Total Interest Income	3,089	2,046	2,927

Interest Expense:
Consolidated obligations:
Bonds	2,164	1,392	2,083
Discount Notes	376	206	313
Deposits	6	3	7
Mandatorily redeemable capital stock	1	—	—

Total Interest Expense	2,547	1,601	2,403

Net Interest Income	542	445	524

Other Income:
Services to members	1	1	1
Net (loss)/gain on trading securities	(12)	(15)	23
Net (loss)/gain on derivatives and hedging activities	(69)	65	(83)
Other	4	4	3

Total Other (Loss)/Income	(76)	55	(56)

Other Expense:
Operating expense	61	54	53
Federal Housing Finance Board	4	4	5
Office of Finance	3	2	3
Arbitration Award	—	—	9

Total Other Expense	68	60	70

Income Before Assessments	398	440	398

REFCORP	73	81	73
Affordable Housing Program	32	36	33

Total Assessments	105	117	106

Net Income	$293	$323	$292

The accompanying notes are an integral part of these financial statements.

Statements of Capital Accounts

	Capital Stock Class B-Putable		Capital Stock-Putable		Retained Earnings			Accumulated Other Comprehensive Income/(Loss)	Total Capital
(In millions)	Shares	Par Value	Shares	Par Value	Restricted	Unrestricted	Total
Balance, December 31, 2001	—	$—	68	$6,752	$62	$—	$62	$(5)	$6,809
Issuance of capital stock	—	—	5	503					503
Redemption of capital stock	—	—	(20)	(1,922)					(1,922)
Comprehensive income:
Net income						292	292		292
Other comprehensive income:
Net amounts recognized as earnings								4	4
Net change in period relating to hedging activities								(1)	(1)

Total comprehensive income									295

Transfers from restricted retained earnings					(37)	37	—		—
Dividends on capital stock (5.45%)
stock issued	—	—	3	253		(253)	(253)		—

Balance, December 31, 2002	—	—	56	5,586	25	76	101	(2)	5,685

Issuance of capital stock	—	—	14	1,423					1,423
Redemption of capital stock	—	—	(16)	(1,575)					(1,575)
Comprehensive income:
Net income						323	323		323
Other comprehensive income:
Net amounts recognized as earnings								(2)	(2)
Net change in period relating to hedging activities								(8)	(8)

Total comprehensive income									313

Transfers to restricted retained earnings					94	(94)	—		—
Dividends on capital stock (4.29%)
stock issued	—	—	3	305		(305)	(305)		—

Balance, December 31, 2003	—	—	57	5,739	119	—	119	(12)	5,846

Issuance of capital stock	16	1,651	7	689					2,340
Repurchase/redemption of capital stock	(3)	(331)	(2)	(201)					(532)
Capital stock reclassified to mandatorily redeemable capital stock		(55)							(55)
Comprehensive income:
Net income						293	293		293
Other comprehensive income:
Net amounts recognized as earnings								7	7
Net change in period relating to hedging activities								1	1

Total comprehensive income									301

Transfers to restricted retained earnings					20	(20)	—		—
Conversion to Class B Shares	63	6,286	(63)	(6,286)					—
Dividends on capital stock (4.07%)
stock issued	2	214	1	59		(273)	(273)		—

Balance, December 31, 2004	78	$7,765	—	$—	$139	$—	$139	$(4)	$7,900

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	For the years ended December 31,
(In millions)	2004	2003	2002
Cash Flows from Operating Activities:
Net Income	$293	$323	$292

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization:
Net premiums/(discounts) on consolidated obligations, advances and investments	27	(1)	(117)
Net premiums on mortgage loans	3	9	—
Concessions on consolidated obligations	41	44	45
Bank premises and equipment	3	2	2
Deferred net losses on interest rate exchange agreements	6	2	2
(Decrease)/increase in Affordable Housing Program (AHP) liability and discount on AHP advances	(3)	3	5
Increase/(decrease) in REFCORP liability	4	2	(23)
(Gain)/loss due to change in net fair value adjustment on derivative and hedging activities	(5)	(111)	59
Decrease/(increase) in trading securities	315	(384)	(5)
Decrease in derivative asset accrued interest	66	18	120
Decrease in derivative liability accrued interest	(43)	(90)	(113)
(Increase)/decrease in accrued interest receivable	(180)	67	134
Increase/(decrease) in accrued interest payable	281	(188)	(365)
Decrease/(increase) in other assets	30	(39)	3
(Decrease)/increase in other liabilities	(12)	25	(1)
Non-cash interest on mandatorily redeemable capital stock	1	—	—

Total adjustments	534	(641)	(254)

Net cash provided by/(used in) operating activities	827	(318)	38

Cash Flows from Investing Activities:
Net (increase)/decrease in interest-bearing deposits in banks	(1,964)	1,547	(347)
Net (increase)/decrease in Federal funds sold	(3,027)	634	2,377
Net decrease/(increase) in securities purchased under agreements to resell	5,100	(700)	(2,250)
Net decrease in short-term held-to-maturity securities	311	267	935
Purchases of long-term held-to-maturity securities	(13,283)	(11,545)	(10,287)
Maturities of long-term held-to-maturity securities	7,658	10,884	8,067
Principal collected on advances	836,409	557,275	353,940
Advances made	(884,705)	(568,983)	(332,850)
Principal collected on mortgage loans held for portfolio	847	640	3
Purchases of mortgage loans held for portfolio	(439)	(6,832)	(266)
Net decrease/(increase) in deposits for mortgage loan program with other Federal Home Loan Bank	12	47	(58)
Net decrease in loans to other Federal Home Loan Banks	—	—	25
Decrease in premises and equipment	(2)	(3)	(3)

Net cash (used in)/provided by investing activities	(53,083)	(16,769)	19,286

Cash Flows from Financing Activities:
Net (decrease)/increase in deposits	(53)	581	(345)
Net (decrease)/increase in other borrowings	—	(525)	325
Net proceeds from issuance of consolidated obligations:
Bonds	109,014	101,387	71,730
Discount notes	230,933	182,666	96,801
Bonds transferred from other FHLBanks	334	2,214	31
Payments for maturing and retiring consolidated obligations:
Bonds	(53,210)	(105,755)	(80,819)
Discount notes	(236,572)	(157,576)	(103,554)
Bonds transferred to other FHLBanks	—	(100)	(70)
Discount notes transferred to other FHLBanks	—	(5,644)	(1,997)
Proceeds from issuance of capital stock	2,340	1,423	503
Payments for repurchase/redemption of mandatorily redeemable capital stock	(21)	—	—
Payments for repurchase/redemption of capital stock	(511)	(1,575)	(1,922)

Net cash provided by/(used in) financing activities	52,254	17,096	(19,317)

Net (decrease)/increase in cash and cash equivalents	(2)	9	7
Cash and cash equivalents at beginning of year	18	9	2

Cash and cash equivalents at end of period	$16	$18	$9

Supplemental Disclosure:
Interest paid during the period	$1,901	$2,131	$3,258
AHP payments during the period	35	33	28
REFCORP payments during the period	69	79	96

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

(Dollars in millions except per share amounts)

Background Information

The Federal Home Loan Bank of San Francisco (Bank), a federally chartered corporation exempt from ordinary federal, state, and local taxation except real property taxes, is one of 12 District Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development by providing a readily available, low-cost source of funds to their member institutions. Each FHLBank is operated as a separate entity with its own management, employees, and Board of Directors. The Bank does not have any special purpose entities or any other type of off-balance sheet conduits. The Bank is a cooperative whose current members own nearly all of the outstanding capital stock of the Bank and may receive dividends on their investment. Regulated financial depositories and insurance companies engaged in residential housing finance and community financial institutions, whose principal places of business are located in Arizona, California and Nevada, are eligible to apply for membership. Community financial institutions are defined for 2004 as FDIC-insured depository institutions with average total assets over the preceding three-year period of $548 or less. All members are required to purchase stock in the Bank.

Former members own the remaining capital stock to support business transactions still reflected on the Bank’s Statements of Condition. The Bank conducts business with members in the normal course of business. See Note 19 for more information.

The Federal Housing Finance Board (Finance Board), an independent federal agency in the executive branch of the United States government, supervises and regulates the FHLBanks and the FHLBanks’ Office of Finance. The Finance Board ensures that the FHLBanks operate in a financially safe and sound manner, carry out their housing finance mission, remain adequately capitalized, and are able to raise funds in the capital markets. Also, the Finance Board establishes policies and regulations governing the operations of the FHLBanks.

A primary source of funds for the FHLBanks is the proceeds from the sale to the public of the FHLBanks’ debt instruments (consolidated obligations), which are the joint and several obligations of all FHLBanks and are sold to the public through the Office of Finance using authorized securities dealers. Other funds are provided by deposits, other borrowings, and the issuance of capital stock to members. The Bank primarily uses these funds to provide advances to members.

Note 1—Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if applicable, and the reported amounts of income, expenses, gains, and losses during the reporting period. Changes in the estimates and assumptions could potentially affect the Bank’s financial position and results of operations significantly. In addition, actual results could differ from these estimates.

Interest-Bearing Deposits in Banks, Securities Purchased Under Agreements to Resell (Resale Agreements), and Federal Funds Sold. These investments provide short-term liquidity and are carried at cost.

Investments. Held-to-maturity securities are carried at cost, adjusted for the amortization of premiums and the accretion of discounts, if applicable, using the level-yield method.

These investments are classified as held-to-maturity securities because management has the positive intent and ability to hold these securities until maturity.

Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, changes in circumstances may cause the Bank to change its intent to hold a certain

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

security to maturity without calling into question its intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security because of certain changes in circumstances, such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements, is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for the Bank that could not have been reasonably anticipated may cause the Bank to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity. In addition, in accordance with SFAS 115, sales of debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities: (1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value, or (2) the sale of a security occurs after the Bank has already collected a substantial portion (at least 85%) of the principal outstanding at acquisition because of prepayments on the debt security or scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.

The Bank classifies certain investments as trading. These securities are designated by management as trading for the purpose of meeting contingency short-term liquidity needs or other purposes. The Bank carries these investments at fair value and records changes in the fair value of these investments in other income.

The Bank regularly evaluates outstanding investments for impairment and determines whether the unrealized losses are temporary based on the Bank’s intent to hold the securities until maturity and the creditworthiness of the issuers and the underlying collateral. If there is an other-than-temporary impairment in the value of an investment, the decline in value is recognized as a loss which is included in other expense.

Advances. The Bank presents advances (loans to members) net of unearned fees, premiums, and discounts and presents advances under the Affordable Housing Program (AHP) net of discounts. The Bank amortizes the premiums and discounts on advances to interest income using the level-yield method. Interest on advances is credited to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932, as amended (FHLB Act), the Bank obtains sufficient collateral for advances to protect the Bank from credit losses. The FHLB Act limits eligible collateral to secure advances to certain investment securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real estate-related assets. As more fully discussed in Note 7, the Bank may also accept secured small business, small farm, and small agribusiness loans as collateral from members that are community financial institutions. The Bank has never experienced any credit losses on advances. Based on the collateral held as security for advances, management’s credit analyses, and prior repayment history, no allowance for losses on advances is deemed necessary by management.

Mortgage Loans Held in Portfolio. Under the Mortgage Partnership Finance® (MPF®) Program, the Bank may purchase FHA-insured and VA-guaranteed and conventional conforming fixed rate residential mortgage loans from its participating members. (“Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.) Participating members originate or purchase the mortgage loans, credit-enhance them and sell them to the Bank, and generally retain the servicing of the loans. The Bank manages the interest rate risk, prepayment risk, and liquidity risk of the loans. The Bank and the member selling the loans share in the credit risk of the loans, with the Bank assuming the first loss obligation limited by the First Loss Account (FLA), and the member assuming credit losses in excess of the FLA, up to the amount of the credit enhancement obligation specified in the master agreement. The amount of the credit enhancement is calculated so that any Bank credit losses (excluding special hazard losses) in excess of the FLA are limited to those that would be expected from an equivalent investment with a long-term credit rating of AA.

For taking on the credit enhancement obligation, the Bank pays the participating member a credit enhancement fee, which is calculated on the remaining unpaid principal balance of the mortgage loans.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Depending on the specific product used, all or a portion of the credit enhancement fee is paid monthly beginning with the month after each delivery of loans. One product also provides for a performance credit enhancement fee, which accrues monthly, beginning with the month after each delivery of loans, and is paid to the participating member beginning 12 months later. The performance credit enhancement fee will be reduced by an amount equivalent to loan losses up to the amount of the FLA established for each Master Commitment. The member may obtain supplemental mortgage insurance (SMI) to cover any portion of its credit enhancement obligation under this product. The Bank manages credit exposure to SMI carriers in the same way that it manages unsecured credit in its investment portfolio. A member’s credit enhancement obligation not covered by SMI must be fully collateralized.

The Bank classifies mortgage loans as held for investment and, accordingly, reports them at their principal amount outstanding net of unamortized premiums, discounts, and unrealized gains and losses from loans initially classified as mortgage purchase commitments. The Bank defers and amortizes these amounts as interest income over the estimated life of the related mortgage loan. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated lives of the mortgage loans. The Bank aggregates the mortgage loans by similar characteristics (type, maturity, note rate, and acquisition date) in determining prepayment estimates.

The Bank records credit enhancement fees as a yield adjustment to interest income and records delivery commitment extension fees and pair-off fees in other income. Delivery commitment extension fees are charged to a participating member for extending the scheduled delivery period of the loans. Pair-off fees are assessed when the principal amount of the loans funded under a delivery commitment is less than a specified percentage of the contractual amount.

The Bank places a mortgage loan on nonaccrual status when the collection of the contractual principal or interest from the participating member is reported 90 days or more past due. When a mortgage loan is placed on nonaccrual status, accrued but uncollected interest is reversed against interest income. The Bank records cash payments received on nonaccrual loans as interest income and a reduction of principal.

Allowance for Credit Losses on Mortgage Loans. The Bank bases the allowance for credit losses on mortgage loans on management’s estimate of probable credit losses in the Bank’s mortgage loan portfolio as of the balance sheet date. Actual losses greater than the levels defined for each participating member for loans purchased from that member are offset by the member’s credit enhancement. The Bank performs periodic reviews of its portfolio to identify the probable losses in the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement.

Affordable Housing Program (AHP). As more fully discussed in Note 8, the FHLB Act requires each FHLBank to establish and fund an AHP. The Bank charges the required funding for the AHP to earnings and establishes a liability. The AHP funds provide subsidies in the form of direct grants and below-market interest rate advances to members to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. AHP advances are made at interest rates below the customary interest rate for non-subsidized advances. When an FHLBank makes an AHP advance, the net present value of the difference in the cash flows attributable to the difference between the interest rate of the AHP advance and the FHLBank’s related cost of funds for comparable maturity funding is charged against the AHP liability, recorded as a discount on the AHP advance, and amortized using the level-yield method over the estimated life of the AHP advance.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Prepayment Fees. When a member prepays certain advances prior to original maturity, the Bank may charge the member a prepayment fee. For certain advances with partial prepayment symmetry, the Bank may charge the member a prepayment fee or pay the member a prepayment credit, depending on certain circumstances such as movements in interest rates, when the advance is prepaid.

For prepaid advances that are hedged and meet the hedge accounting requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, and as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as “SFAS 133”), the Bank terminates the hedging relationship upon prepayment and records the associated fair value gains and losses, adjusted for the prepayment fees, in interest income. If the Bank funds a new advance to a member concurrent with or within a short period of time after the prepayment of a previous advance to that member, the Bank evaluates whether the new advance qualifies as a modification of the original hedged advance, including analysis of (i) whether the effective yield on the new advance is at least equal to the effective yield for a comparable advance to a similar member that is not refinancing or restructuring and (ii) whether the modification of the original advance is more than minor. If the new advance qualifies as a modification of the original hedged advance, the fair value gains or losses of the advance and the prepayment fees are included in the carrying amount of the modified advance, and gains or losses and prepayment fees are amortized in interest income over the life of the modified advance using the level-yield method. If the modified advance is also hedged and the hedge meets the hedging criteria in accordance with SFAS 133, it is marked to fair value after the modification, and subsequent fair value changes are recorded in interest income.

For prepaid advances that are not hedged or are hedged and do not meet the hedge accounting requirements of SFAS 133, the Bank records prepayment fees in interest income unless the Bank funds a new advance that qualifies as a modification of the original advance. If the new advance qualifies as a modification of the original advance, the prepayment fee on the original advance is deferred, recorded in the basis of the modified advance, and amortized over the life of the modified advance using the level-yield method. This amortization is recorded in interest income.

Other Fees. Issuance fees for letters of credit are recorded as other income when received.

Derivatives. Accounting for derivatives is addressed in SFAS 133. Accordingly, all derivatives are recognized on the balance sheet at fair value and designated as either (1) a hedge of the fair value of (a) a recognized asset or liability or (b) an unrecognized firm commitment (a “fair value” hedge); (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge); (3) a non-SFAS 133-qualifying hedge of an asset or liability (an “economic” hedge) for asset-liability management purposes, or (4) a non-SFAS 133-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with nonmember counterparties.

Changes in the fair value of a derivative that is effective as and is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in other income as “Net gain/(loss) on derivatives and hedging activities.”

Changes in the fair value of a derivative that is effective as and is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, a component of capital, until earnings are affected by the variability of the cash flows of the hedged transaction (i.e., until the

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

periodic recognition of interest on a variable rate asset or liability is recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction) is recorded in other income as “Net gain/(loss) on derivatives and hedging activities.”

Changes in the fair value of a derivative designated as an economic hedge or an intermediation hedge are recorded in current period earnings with no fair value adjustment to an asset or liability. Changes in the fair value of economic hedges are recorded in other income as “Net gain/(loss) on derivatives and hedging activities.” In addition, the interest income and interest expense associated with economic hedges are recorded in other income as “Net gain/(loss) on derivatives and hedging activities.”

The Bank may issue debt and may make advances in which derivative instruments are embedded. Upon execution of these transactions, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the advance or debt (the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative has economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as a stand-alone derivative instrument equivalent to an economic hedge. However, if the entire contract (the host contract and the embedded derivative) is to be measured at fair value, with changes in fair value reported in current period earnings (such as an investment security classified as “trading” under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities), or if the Bank cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried on the balance sheet at fair value and no portion of the contract is designated as a hedging instrument.

When hedge accounting is discontinued because the Bank determines that a derivative no longer qualifies as an effective fair value hedge, the Bank continues to carry the derivative on the balance sheet at its fair value, ceases to adjust the hedged asset or liability for subsequent changes in fair value, and begins amortizing the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item using the level-yield method.

When hedge accounting is discontinued because the Bank determines that a derivative no longer qualifies as an effective cash flow hedge of an existing hedged item, the Bank will continue to carry the derivative on the balance sheet at its fair value and will amortize the derivative’s unrealized gain or loss recorded in cumulative other comprehensive income to earnings when earnings are affected by the original forecasted transaction.

When the Bank discontinues cash flow hedge accounting because it is probable that the original forecasted transaction will not occur, the net gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. However, under limited circumstances, when the Bank discontinues cash flow hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period or within the following two months but it is probable the transaction will still occur in the future, the net gain or loss on the derivative remains in accumulated other comprehensive income and is recognized as earnings when the forecasted transaction affects earnings.

When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the Bank will continue to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Premises and Equipment. The Bank records premises and equipment at cost less accumulated depreciation and amortization. The Bank’s accumulated depreciation and amortization totaled $14 and $11 at December 31, 2004 and 2003, respectively. Depreciation is computed on the straight-line method over the estimated useful lives of assets ranging from 3 to 10 years, and leasehold improvements are amortized on the straight-line method over the estimated useful life of the improvement or the remaining term of the lease, whichever is shorter. Improvements and major renewals are capitalized; ordinary maintenance and repairs are expensed as incurred. Depreciation and amortization expense was $3, $2, and $2, for the years ended December 31, 2004, 2003, and 2002, respectively. The Bank includes gains and losses on disposal of premises and equipment in other income. The net realized gain on disposal of premises and equipment, primarily related to the 1999 sale of the Bank’s building, was $2, $2, and $2, in 2004, 2003, and 2002, respectively. For more information see Note 20.

Concessions on Consolidated Obligations. The amounts paid to dealers in connection with the issuance of consolidated obligations are deferred and amortized using the level-yield method over the estimated life of the consolidated obligations. The amount of the concession is allocated to the Bank by the Office of Finance based on the percentage of the debt issued for which the Bank is the primary obligor. Unamortized concessions were $52 and $39 at December 31, 2004 and 2003, respectively, and are included in “Other assets.” Amortization of such concessions is included in consolidated obligation interest expense and totaled $9, $10, and $9 in 2004, 2003, and 2002, respectively.

Discounts and Premiums on Consolidated Obligations. The discounts on consolidated obligation discount notes are amortized to expense using the level-yield method over the term to maturity. The discounts and premiums on consolidated obligation bonds are amortized to expense using the level-yield method over the estimated life of the consolidated obligation bonds.

Resolution Funding Corporation (REFCORP) Assessments. The REFCORP was established in 1989 under 12 U.S.C. Section 1441b as a means of funding the Resolution Trust Corporation (RTC), a federal instrumentality established by federal statute to provide funding for the resolution and disposition of insolvent savings institutions. Although the FHLBanks are exempt from ordinary federal, state, and local taxation except real property taxes, they are required to make payments to the REFCORP. Each FHLBank is required to pay 20% of income calculated in accordance with generally accepted accounting principles (GAAP) after the assessment for AHP, but before the assessment for the REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis. Calculation of the AHP assessment is discussed in Note 8. REFCORP has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides its net income before AHP and REFCORP to REFCORP, which then performs the calculations for each quarter end.

The FHLBanks will continue to record an expense for these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 annual annuity (or a scheduled payment of $75 per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board in consultation with the Secretary of the Treasury selects the appropriate discounting factors to be used in this annuity calculation. The cumulative amount to be paid to REFCORP by the Bank is not determinable at this time because it depends on the future earnings of all 12 FHLBanks and interest rates. If the Bank experienced a net loss during a quarter, but still had net income for the year, the Bank’s obligation to the REFCORP would be calculated based on the Bank’s year-to-date net income. The Bank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the Bank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the Bank experienced a net loss for a full year, the Bank would have no obligation to the REFCORP for the year. The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The FHLBanks’ aggregate payments through 2004 have exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the second quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45 of the $75 scheduled payment for the second quarter of 2019 and all scheduled payments thereafter. This date assumes that the FHLBanks will pay the required $300 annual payments after December 31, 2004.

The scheduled payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 annual annuity. Any payment beyond April 15, 2030, will be paid to the Department of Treasury.

In addition to the FHLBanks’ responsibility to fund the REFCORP, the FHLBank presidents are appointed to serve on a rotating basis as two of the three directors on the RECORP Directorate.

Finance Board and Office of Finance Expenses. Each FHLBank is assessed a proportionate share of the cost of operating the Finance Board (the primary regulator) and the Office of Finance, which manages the issuance and servicing of consolidated obligations.

The Finance Board allocates its operating costs to the FHLBanks based on each FHLBank’s percentage of total combined capital. The Office of Finance allocates its operating costs based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued, and percentage of consolidated obligations outstanding.

Estimated Fair Values. Many of the Bank’s financial instruments lack an available liquid trading market as characterized by frequent transactions between a willing buyer and willing seller engaging in an exchange transaction. Therefore, the Bank uses financial models employing significant assumptions and present value calculations for the purpose of disclosing estimated fair values. Thus, the fair values may not represent the actual values of the financial instruments that could have been realized as of yearend or that will be realized in the future.

Carrying value is assumed to approximate fair value for financial instruments with three months or less to repricing or maturity. Fair values for certain financial instruments are based on quoted prices, market rates, or replacement rates for similar financial instruments as of the last business day of the year. The estimated fair values of the Bank’s financial instruments and related assumptions are detailed in Note 16.

Cash Flows. For purposes of the Statements of Cash Flows, the Bank considers cash on hand and due from banks as cash and cash equivalents.

Reclassifications. Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. In particular, for the years ended December 31, 2003 and 2002, the Bank reclassified prepayment fee income on the Statements of Income. Previously, prepayment fee income was classified as a separate line item within other income. These amounts have been reclassified and are now included as a separate line item in interest income for the years ended December 31, 2003 and 2002. As a result of this reclassification, net interest income and other income were adjusted by $15 and $9 for the years ended December 31, 2003 and 2002.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Note 2—Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations

Adoption of EITF 03-1. In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 adopts a three-step impairment model for securities within its scope to determine whether investments are other-than-temporarily impaired. The provisions of this rule are required to be applied prospectively to all current and future securities.

In September 2004, the Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP EITF 03-1-a), to provide guidance on the application of paragraph 16 of EITF 03-1 to debt securities that are impaired because of interest rate or sector spread increases.

In September 2004, the FASB issued FSP EITF 03-1-1, Effective Date of Paragraphs 10 – 20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP EITF 03-1-1), which deferred the effective date of the impairment measurement and recognition provisions contained in paragraphs 10 through 20 of EITF 03-1 and expanded the scope of the proposed FSP EITF 03-1-a to include all securities, not only debt securities.

Although certain provisions of EITF 03-1 have been deferred, companies are still required to determine whether an investment is impaired and make appropriate disclosures under the requirements of EITF 03-1. Except for paragraphs 10 through 20 of EITF 03-1, the Bank adopted EITF 03-1 and FSP EITF 03-1-1 for the fiscal year ended December 31, 2004. The results of adoption did not have a material impact on the Bank’s results of operations, financial condition, or liquidity at the time of adoption.

Adoption of SFAS 150. FASB issued SFAS 150 in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Bank adopted SFAS 150 based on the characteristics of the Bank’s stock, SFAS 150’s definition of a nonpublic entity, and the definition of an SEC registrant in FASB Staff Position No. FAS 150-3 (FSP 150-3). The Bank is a cooperative whose member financial institutions own all of the Bank’s capital stock. Member shares cannot be purchased or sold except between the Bank and its members at its $100 per share par value. Also, the Bank does not have equity securities that trade in a public market, future filings with the SEC are not in anticipation of the sale of equity securities in a public market as the Bank is prohibited by law from doing so, and the Bank is not controlled by an entity that has equity securities traded or contemplated to be traded in a public market. Therefore, the Bank is a nonpublic entity based on the definition of SFAS 150. In addition, although the Bank is a nonpublic entity, the FHLBanks issue consolidated obligations that are traded in the public market. Based on this factor, the Bank adopted SFAS 150 as of January 1, 2004, as a nonpublic SEC registrant.

In compliance with SFAS 150, the Bank will reclassify the stock subject to redemption from equity to liability once a member provides the Bank with a written notice of redemption, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership, because the member shares will then meet the definition of a mandatorily redeemable financial instrument. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing cash outflows in the Statements of Cash Flows once settled.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

If a member cancels its written notice of redemption or notice of withdrawal, the Bank will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.

Effective January 1, 2004, the Bank had $18 in “Capital stock-issued and outstanding” classified as “Mandatorily redeemable capital stock.”

At December 31, 2004, the Bank had $55 relating to stock and accrued stock dividends recorded as “Mandatorily redeemable capital stock.” For the year ended December 31, 2004, the Bank recorded $1 in interest expense related to the mandatorily redeemable capital stock and related dividends.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, the par value of such outstanding stock is considered as capital for regulatory purposes. See Note 12 for more information, including significant restrictions on stock redemption.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-3 (SOP 03-3), Accounting for Certain Loans or Debt Securities Acquired in a Transfer in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 (i) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The Bank adopted SOP 03-3 as of January 1, 2005. The Bank does not expect the new rules to affect its results of operations or financial condition at the time of adoption.

Note 3—Cash and Due from Banks

Compensating Balances. The Bank maintains average collected cash balances with commercial banks in consideration for certain services. There are no legal restrictions under these agreements on the withdrawal of these funds. The average compensating balances were approximately $1 for the year ended December 31, 2004, and $1 for the year ended December 31, 2003.

In addition, the Bank maintained average collected balances with the Federal Reserve Bank of San Francisco as clearing balances and to facilitate the movement of funds to support the Bank’s activities. There are no legal restrictions under these agreements on the withdrawal of these funds. Earnings credits on these balances may be used to pay for services received. The average compensating balances for this account were approximately $1 for the year ended December 31, 2004, and $1 for the year ended December 31, 2003.

Note 4—Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (resale agreements) were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2004	$—	$—	$—	$—
December 31, 2003	$5,100	$—	$—	$5,100

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Redemption Terms. The amortized cost and estimated fair value of resale agreements by contractual maturity as of December 31, 2004 and 2003, are shown below.

	2004		2003
Year of Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—	$5,100	$5,100

The Bank engages in resale agreements with securities dealers, all of which are “primary dealers” as designated by the Federal Reserve Bank of New York. The amounts advanced under these agreements represent short-term loans and are reflected as assets in the Statements of Condition. The collateral from resale agreements, all of which is highly rated, is held by the Bank’s safekeeping custodian. If the market value of the underlying securities decreases below the market value required as collateral, the counterparty is required to place additional securities in safekeeping in the name of the Bank. The Bank had rights to securities collateral with an estimated value in excess of the resale agreements outstanding at December 31, 2003.

Resale agreements averaged $2,557 during 2004 and $2,606 during 2003. The maximum amounts outstanding at any month end were $4,700 during 2004 and $5,100 during 2003.

Interest Rate Payment Terms. At December 31, 2003, the amortized cost of resale agreements, all with fixed rate interest payment terms, was $5,100, with average yields of 1.05%.

Note 5—Trading Securities

Trading securities as of December 31, 2004 and 2003, were as follows:

	2004	2003
Housing finance agency bonds	$266	$493
Mortgage-backed securities (MBS):
GNMA	67	98
FNMA	269	326

Total	$602	$917

The net loss on trading securities was $(12) for the year ended December 31, 2004, and $(15) for the year ended December 31, 2003. These amounts represent the changes in the fair value of the securities during the reported periods. The weighted average interest rates on trading securities were 4.18% for the year ended December 31, 2004, and 3.36% for the year ended December 31, 2003.

Note 6—Held-to-Maturity Securities

Held-to-maturity securities were as follows:

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$748	$—	$—	$748
Housing finance agency bonds	1,470	10	(1)	1,479

Subtotal	2,218	10	(1)	2,227

MBS:
GNMA	48	—	—	48
FHLMC	297	9	(1)	305
FNMA	693	4	(5)	692
Non-agency	20,583	48	(146)	20,485

Total MBS	21,621	61	(152)	21,530

Total	$23,839	$71	$(153)	$23,757

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$1,042	$—	$—	$1,042
Housing finance agency bonds	1,328	6	(1)	1,333

Subtotal	2,370	6	(1)	2,375

MBS:
GNMA	72	—	—	72
FHLMC	449	15	(2)	462
FNMA	659	7	(6)	660
Non-agency	14,713	50	(67)	14,696

Total MBS	15,893	72	(75)	15,890

Total	$18,263	$78	$(76)	$18,265

Redemption Terms. The amortized cost and estimated fair value of certain securities by contractual maturity and MBS as of December 31, 2004 and 2003, are shown below. Expected maturities of certain securities and MBS will differ from contractual maturities because borrowers generally have the right to prepay obligations without prepayment fees.

December 31, 2004 Year of Maturity	Amortized Cost	Estimated Fair Value	Weighted Average Interest Rate
Due in one year or less	$748	$748	2.28%
Due after five years through ten years	43	43	2.31
Due after ten years	1,427	1,436	2.35

Subtotal	2,218	2,227	2.33

MBS:
GNMA	48	48	2.90
FHLMC	297	305	4.84
FNMA	693	692	4.23
Non-agency	20,583	20,485	4.19

Total MBS	21,621	21,530	4.20

Total	$23,839	$23,757	4.03%

December 31, 2003 Year of Maturity	Amortized Cost	Estimated Fair Value	Weighted Average Interest Rate
Due in one year or less	$1,042	$1,042	1.09%
Due after ten years	1,328	1,333	1.37

Subtotal	2,370	2,375	1.26

MBS:
GNMA	72	72	2.04
FHLMC	449	462	4.58
FNMA	659	660	4.10
Non-agency	14,713	14,696	3.45

Total MBS	15,893	15,890	3.51

Total	$18,263	$18,265	3.16%

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Certain MBS classified as fixed rate passthrough securities and fixed rate collateralized mortgage obligations have an initial fixed interest rate that subsequently converts to an adjustable interest rate on a specified date.

The amortized cost of the Bank’s MBS classified as held-to-maturity included net premiums of $89 at December 31, 2004, and net premiums of $75 at December 31, 2003.

Interest Rate Payment Terms. Interest rate payment terms for held-to-maturity securities at December 31, 2004 and 2003, are detailed in the following table:

	2004	2003
Amortized cost of held-to-maturity securities other than MBS:
Fixed rate	$748	$1,042
Adjustable rate	1,470	1,328

Subtotal	2,218	2,370

Amortized cost of held-to-maturity MBS:
Passthrough securities:
Fixed rate	670	649
Adjustable rate	209	274
Collateralized mortgage obligations:
Fixed rate	15,887	10,499
Adjustable rate	4,855	4,471

Subtotal	21,621	15,893

Total	$23,839	$18,263

The following tables summarize the held-to-maturity securities with unrealized losses as of December 31, 2004 and 2003. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 months		12 months or more		Total
December 31, 2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Housing finance agency bonds	$138	$—	$80	$1	$218	$1
MBS:
GNMA	26	—	22	—	48	—
FHLMC	28	—	106	1	134	1
FNMA	345	2	241	3	586	5
Non-agency	15,698	127	1,400	19	17,098	146

Total MBS	16,097	129	1,769	23	17,866	152

Total temporarily impaired	$16,235	$129	$1,849	$24	$18,084	$153

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

	Less than 12 months		12 months or more		Total
December 31, 2003	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Housing finance agency bonds	$1,328	$1	$—	$—	$1,328	$1
MBS:
GNMA	11	—	56	—	67	—
FHLMC	21	—	138	2	159	2
FNMA	368	6	59	—	427	6
Non-agency	7,428	65	448	2	7,876	67

Total MBS	7,828	71	701	4	8,529	75

Total temporarily impaired	$9,156	$72	$701	$4	$9,857	$76

The Bank reviewed the securities included in the preceding tables and determined that the unrealized losses shown are temporary, based on the creditworthiness of the issuers and the underlying collateral. In addition, the Bank has both the ability and the intent to hold these securities through to recovery of the unrealized losses, and management fully expects to receive all scheduled payments of principal and interest in a timely manner.

The Bank does not own mortgage-backed securities that are backed by mortgage loans purchased by an FHLBank from the Bank’s members or from the members of other FHLBanks.

Note 7—Advances

Redemption Terms. The Bank had advances outstanding, including AHP advances (see Note 8), at interest rates ranging from 1.13% to 8.75% at December 31, 2004, and 0.75% to 8.75% at December 31, 2003, as summarized below.

	2004		2003
Year of Maturity	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
Overdrawn demand deposit accounts	$—	—%	$2	2.94%
2004	—	—	53,199	1.43
2005	68,350	2.14	12,370	1.88
2006	44,518	2.45	15,874	1.63
2007	15,830	2.65	3,944	2.51
2008	5,664	3.62	4,553	3.16
2009	3,985	3.10	285	5.12
Thereafter	1,904	5.18	1,725	5.26

Subtotal	140,251	2.42%	91,952	1.74%

SFAS 133 valuation adjustments	(5)		367
Net premium on advances	8		11

Total	$140,254		$92,330

Many of the Bank’s advances are prepayable at the member’s option. However, when advances are prepaid, the member is generally charged a prepayment fee that makes the Bank financially indifferent to the prepayment. In addition, for certain advances with partial prepayment symmetry, the Bank may charge the member a prepayment fee or pay the member a prepayment credit, depending on certain circumstances such as movements in interest rates, when the advance is prepaid. The Bank had advances with partial prepayment symmetry outstanding totaling $11,605 at December 31, 2004, and $11,530 at December 31, 2003. Some advances may be

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

repaid on pertinent call dates without incurring prepayment fees (callable advances). The Bank had callable advances outstanding totaling $838 at December 31, 2004, and $474 at December 31, 2003.

The following table summarizes advances at December 31, 2004 and 2003, by the earlier of the year of contractual maturity or next call date for callable advances:

Earlier of Year of Contractual Maturity or Next Call Date	2004	2003
Overdrawn demand deposit accounts	$—	$2
2004	—	53,531
2005	68,521	12,293
2006	45,064	15,722
2007	15,873	3,973
2008	5,573	4,541
2009	3,443	285
Thereafter	1,777	1,605

Total par value	$140,251	$91,952

The Bank also provides below-market fixed rate advances in exchange for the right of the Bank to retain a put option. At the Bank’s discretion, on pertinent put dates, the Bank may terminate the advance (Putable Advance/Termination Option) or convert the advance to an Adjustable Rate Credit advance of predetermined index and spread for the remaining term to maturity (Putable Advance/Conversion Option). The Bank’s advances at December 31, 2004 and 2003, included $1,432 and $1,755, respectively, of Putable Advances/Termination Option. There were no Putable Advances/Conversion Option outstanding as of December 31, 2004 and 2003.

The following table summarizes advances to members at December 31, 2004 and 2003, by the earlier of the year of contractual maturity or next put date for putable advances:

Earlier of Year of Contractual Maturity or Next Put Date	2004	2003
Overdrawn demand deposit accounts	$—	$2
2004	—	54,668
2005	69,587	12,350
2006	44,441	15,804
2007	15,701	3,900
2008	5,053	3,713
2009	3,987	258
Thereafter	1,482	1,257

Total par value	$140,251	$91,952

Security Terms. The Bank lends to member financial institutions involved in housing finance that have a principal place of business in Arizona, California, or Nevada. The Bank is required by the FHLB Act to obtain sufficient collateral for advances to protect against losses and to accept as collateral for advances only certain U.S. government or government agency securities, residential mortgage loans or MBS, other eligible real estate-related assets, cash or deposits in the Bank, and member Bank capital stock. The Bank may also accept secured small business, small farm, and small agribusiness loans as collateral from members that are community financial institutions.

The Bank requires each borrowing member to execute a written Advances and Security Agreement, which describes the Bank’s credit and collateral terms. The capital stock of the Bank owned by each borrowing member

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

is pledged as additional collateral for the member’s indebtedness to the Bank. At December 31, 2004 and 2003, the Bank had a perfected security interest in collateral pledged by each borrowing member with an estimated value in excess of outstanding advances for that member. Based on the financial condition of the borrowing member, the Bank may either (i) allow the member to retain physical possession of the loan collateral assigned to the Bank, provided that the member agrees to hold the collateral for the benefit of the Bank, or (ii) require the member to deliver physical possession of the loan collateral to the Bank or its safekeeping agent. All securities collateral is delivered to the Bank’s safekeeping agent. All loan collateral pledged by the member is also subject to a UCC-1 filing statement.

Beyond these provisions, Section 10(e) of the FHLB Act affords any security interest granted by a member to the Bank priority over claims or rights of any other party, except claims or rights that (i) would be entitled to priority under otherwise applicable law and (ii) are held by bona fide purchasers for value or secured parties with perfected security interests.

Credit and Concentration Risk. The Bank’s potential credit risk from advances is concentrated in savings institutions. As of December 31, 2004, the Bank had a concentration of advances totaling $100,827 outstanding to three members, representing 72% of total outstanding advances (43%, 16%, and 13%, respectively). As of December 31, 2003, the Bank had a concentration of advances totaling $61,978 outstanding to these three members, representing 67% of total outstanding advances (35%, 17%, and 15%, respectively). The interest income from advances to these members amounted to approximately $1,342 during 2004 and $1,100 during 2003. The Bank held collateral from each of these institutions with an estimated value in excess of their respective advances outstanding, and the Bank does not expect to incur any credit losses on these advances. Each of these members owned more than 10% of the capital stock outstanding as of December 31, 2004 and 2003.

The Bank has never experienced any credit losses on advances to a member. The Bank has policies and procedures in place to manage the credit risk of advances. Based on the collateral held as security for advances, management’s credit analyses of members’ financial condition, and prior repayment history, no allowance for losses on advances is deemed necessary by management.

Interest Rate Payment Terms. Interest rate payment terms for advances at December 31, 2004 and 2003, are detailed below:

	2004	2003
Par amount of advances:
Fixed rate	$68,401	$51,547
Adjustable rate	71,850	40,405

Total	$140,251	$91,952

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Prepayment Fees, Net. The Bank charged members prepayment fees or paid members prepayment credits when the principal on certain advances was paid prior to original maturity. Some of these advances were associated with interest rate exchange agreements. Upon termination of these advances, the gains or losses on the associated interest rate exchange agreements were recognized in accordance with SFAS 133. These transactions are summarized in the following table for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Prepayment fees received, net *	$7	$15	$9
Advance principal prepaid	2,304	3,650	7,492

*	Includes prepayment credits on advances with partial prepayment symmetry, offset by net gains on the associated interest rate exchange agreements. For the year ended December 31, 2004, prepayment credits paid to members on advances with partial prepayment symmetry totaled $5, offset by $6 of net gains on the interest rate exchange agreements hedging the prepaid advances, for net fees received of $1. There were no prepayment credits on advances with partial prepayment symmetry in 2003 and 2002.

Note 8—Affordable Housing Program

Section 10(j) of the FHLB Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate advances to members, which use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for their AHPs, in the aggregate, the greater of $100 or 10% of the current year’s regulatory income. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable capital stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues this expense monthly based on its income. Calculation of the REFCORP assessment is discussed in Note 1. Each FHLBank performs this calculation and provides this information to the REFCORP on a quarterly basis. The REFCORP then aggregates each FHLBank’s 10% calculation. In periods where the Bank’s regulatory income before AHP and REFCORP is zero or less, the amount of the AHP liability is equal to zero. However, if the result of the aggregate 10% calculation is less than $100 for all 12 FHLBanks, the REFCORP allocates the shortfall among the FHLBanks based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the net incomes before AHP and REFCORP of the 12 FHLBanks. There was no AHP shortfall in 2004, 2003, or 2002.

The Bank set aside $32, $36, and $33 during 2004, 2003, and 2002, respectively, for the AHP. These amounts were charged to earnings each year and recognized as a liability. As subsidies are disbursed, the AHP liability is reduced. The AHP liability was as follows:

	2004	2003	2002
Balance, beginning of the period	$135	$132	$127
AHP assessments	32	36	33
AHP subsidy payments	(35)	(33)	(28)

Balance, end of the period	$132	$135	$132

All subsidies were distributed in the form of direct grants in 2004, 2003, and 2002. The Bank had $7 and $12 in outstanding AHP advances at December 31, 2004 and 2003, respectively.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Note 9—Mortgage Loans Held for Portfolio

Under the MPF Program, the Bank may purchase qualifying mortgage loans directly from its participating members. The mortgage loans represent held-for-investment loans. Under the MPF Program, participating members originate or purchase the mortgage loans, credit-enhance them and sell them to the Bank, and generally retain the servicing of the loans. The following table presents information as of December 31, 2004 and 2003, on mortgage loans, all of which are qualifying conventional, conforming fixed rate residential mortgage loans on single-family properties:

	2004	2003
Fixed rate medium-term mortgage loans	$2,228	$2,282
Fixed rate long-term mortgage loans	3,829	4,183
Premiums	31	50
Discounts	(53)	(70)

Total mortgage loans held for portfolio	$6,035	$6,445

Medium-term loans have contractual terms of 15 years or less, and long-term loans have contractual terms of more than 15 years.

Concentration Risk. These loans were purchased from eight participating members. At December 31, 2004, 75% of the mortgage loans held by the Bank were purchased from Washington Mutual Bank, FA. At December 31, 2003, 79% of mortgage loans held by the Bank were purchased from the same member. This member owned more than 10% of the capital stock outstanding as of December 31, 2004 and 2003. No other participant in the MPF Program represented more than 20% of the Bank’s mortgage loan portfolio at December 31, 2004 and 2003.

Credit Risk. The allowance for credit losses on the mortgage loan portfolio was as follows:

	2004	2003	2002
Balance, beginning of the period	$—	$0.2	$—
Chargeoffs	—	—	—
Recoveries	—	—	—
Increase in/(reduction of) provision for credit losses	0.3	(0.2)	0.2

Balance, end of the period	$0.3	$—	$0.2

The Bank’s allowance for credit losses consists of two components. The Bank’s first component for evaluating its provision for credit losses on mortgage loans is to evaluate each individual loan that is specifically identified as “impaired.” A loan is considered impaired when it is reported 90 days or more past due (nonaccrual) or when it is probable, based on current information and events, that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At December 31, 2004, the Bank had 21 loans totaling $2 classified as nonaccrual or impaired. The Bank then evaluates its exposure on these loans in excess of its first and second layer of loss protection (liquidation value of the real property securing the loan and primary mortgage insurance). Exposure in excess of these loss layers is then further evaluated to determine whether the Bank’s portion of loss exposure is in excess of the available credit enhancement and/or supplemental mortgage insurance. As of December 31, 2004, the Bank determined that a provision for credit losses was not required for these loans because the amount of available credit enhancement and supplemental mortgage insurance associated with these loans was in excess of its estimated loss exposure.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The Bank’s second component for evaluating its provision for credit losses on mortgage loans is for loans that are not specifically identified as impaired and is based on management’s estimate of probable credit losses in the portfolio as of the financial statement date. For these loans, management evaluates its credit loss exposure based on its First Loss Account exposure and consideration of various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. As of December 31, 2004, the Bank had established an allowance for credit losses of $0.3 for the mortgage loan portfolio.

The Bank did not have any loans classified as nonaccrual or impaired, and no allowance for credit losses on mortgage loans was deemed necessary by management as of December 31, 2003.

At December 31, 2004, the Bank’s other assets included $0.1 of real estate owned. The Bank did not have any real estate owned as of December 31, 2003.

Note 10—Deposits

The Bank maintains demand deposit accounts that are directly related to the extension of credit to members and offers short-term deposit programs to members and qualifying nonmembers. In addition, a member that services mortgage loans may deposit in the Bank funds collected in connection with the mortgage loans, pending disbursement of these funds to the owners of the mortgage loans; the Bank classifies these types of deposits as “Non-interest-bearing—Other” on the Statements of Condition.

Interest Rate Payment Terms. Interest rate payment terms for deposits at December 31, 2004 and 2003, are detailed in the following table:

	2004		2003
	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
Interest-bearing deposits:
Fixed rate	$39	2.05%	$66	0.92%
Adjustable rate	891	0.96	921	0.60

Total interest-bearing deposits	930	1.00	987	0.62
Non-interest-bearing deposits	5	—	1	—

Total	$935	1.00%	$988	0.62%

Note 11—Consolidated Obligations

Consolidated obligations are the joint and several obligations of the 12 FHLBanks and consist of consolidated obligation bonds and discount notes. For further discussion on the Bank’s joint and several obligation, see Note 18. Consolidated obligations are jointly issued by the FHLBanks through the Office of Finance, which serves as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Finance Board and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Consolidated obligation bonds are issued primarily to raise intermediate- and long-term funds for the FHLBanks. Usually the maturity of consolidated obligation bonds ranges from one year to fifteen years, but the maturity is not subject to any statutory or regulatory limits. Consolidated obligation discount notes are primarily used to raise short-term funds. These notes are issued at less than their face amount and redeemed at par when they mature.

The par amount of the outstanding consolidated obligations of all 12 FHLBanks, including consolidated obligations issued by other FHLBanks, was approximately $869,242 at December 31, 2004, and $759,529 at December 31, 2003. Regulations require the FHLBanks to maintain, for the benefit of investors in consolidated obligations, in the aggregate, unpledged qualifying assets in an amount equal to the consolidated obligations outstanding. Qualifying assets are defined as cash; secured advances; assets with an assessment or credit rating at least equivalent to the current assessment or credit rating of the consolidated obligations; obligations, participations, mortgages, or other securities of or issued by the United States or an agency of the United States; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.

As more fully discussed in Note 12, prior to the implementation of the Bank’s new capital plan on April 1, 2004, Finance Board regulations generally limited the Bank’s assets to no more than 21 times its capital unless the Bank had non-mortgage assets, after deducting deposits and capital, that did not exceed 11% of its assets. In that case, the Bank’s total assets could not exceed 25 times its capital. At December 31, 2003, the Bank’s total assets to capital and non-mortgage assets to total assets ratios were 22.6x and 6.52%, respectively. As a result of the implementation of its new capital structure, the Bank is no longer required to follow this regulation.

To provide the holders of consolidated obligations issued prior to January 29, 1993 (prior bondholders), protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ aggregate capital stock (aggregate capital stock includes capital stock and mandatorily redeemable capital stock), prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account or SAA) if the FHLBanks’ aggregate capital stock is less than 8.33% of consolidated obligations outstanding. At December 31, 2004 and 2003, the FHLBanks’ aggregate capital stock was 4.7% and 5.0% of the par value of consolidated obligations outstanding, and the minimum SAA balance was approximately $0.2 and $24, respectively. The Bank’s share of this SAA balance was approximately $0.04 and $3 at December 31, 2004 and 2003, respectively. In addition, each FHLBank is required to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its individual capital-to-assets ratio falls below 2.0%. As of December 31, 2004 and 2003, no FHLBank had a capital-to-asset ratio of less than 2.0%, and, therefore, no assets were being held in trust. In addition, no trust has been established as a result of this regulation because the ratio has never fallen below 2.0%.

General Terms. Consolidated obligations are generally issued with either fixed rate payment terms or adjustable rate payment terms, which use a variety of indices for interest rate resets, including the London Interbank Offered Rate (LIBOR), Federal funds, U.S. Treasury Bill, Constant Maturity Treasury (CMT), Prime Rate, and others. In addition, to meet the specific needs of certain investors, fixed rate and adjustable rate consolidated obligation bonds may also contain certain embedded features, which may result in call options and complex coupon payment terms. In general, when such consolidated obligations bonds are issued, the Bank simultaneously enters into interest rate exchange agreements containing offsetting features to convert the terms of the bond, in effect, to the terms of a simple adjustable rate bond (tied to an index, such as those detailed above).

Consolidated obligations, in addition to having fixed rate or simple adjustable rate coupon payment terms, may also include:

•	Callable bonds, which the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings; and

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

•	Index amortizing notes, which repay principal according to predetermined amortization schedules that are linked to the level of a certain index. As of December 31, 2004 and 2003, the Bank’s index amortizing notes had fixed rate coupon payment terms. Usually, as market interest rates rise/(fall), the maturity of the index amortizing notes extends/(contracts).

With respect to interest payments, consolidated obligation bonds may also include:

•	Step-up callable bonds, which generally pay interest at increasing fixed rates for specified intervals over the life of the bond and can be called at the Bank’s option on the step-up dates;

•	Conversion bonds, which have coupon rates that convert from fixed to adjustable or from adjustable to fixed;

•	Comparative index bonds, which have coupon rates that are determined by the difference between two or more market indices;

•	Zero-coupon callable bonds, which are long-term discounted instruments that earn a fixed yield to maturity or to the optional principal redemption date, and for which all principal and interest are paid at maturity or at the optional principal redemption date, if exercised prior to maturity; and

•	Inverse floating bonds, which have coupons that increase as an index declines and decrease as an index rises.

Redemption Terms. The following is a summary of the Bank’s participation in consolidated obligation bonds at December 31, 2004 and 2003:

	2004		2003
Year of Maturity	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
2004	$—	—%	$26,177	2.70%
2005	53,402	2.17	23,716	1.91
2006	45,364	2.62	14,516	2.91
2007	15,512	3.13	6,692	3.43
2008	15,455	3.39	10,194	3.37
2009	9,399	3.78	1,874	3.85
Thereafter	9,665	4.44	9,408	5.48
Index amortizing notes	14	4.61	15	4.61

Subtotal	148,811	2.78%	92,592	2.88%

Bond premiums	64		74
Bond discounts	(158)		(144)
SFAS 133 valuation adjustments	(608)		229

Total	$148,109		$92,751

The Bank’s participation in consolidated obligation bonds outstanding includes callable bonds of $54,235 at December 31, 2004, and $35,370 at December 31, 2003. Contemporaneous with the issuance of callable bonds, the Bank usually enters into an interest rate swap (in which the Bank pays a variable rate and receives a fixed rate) with a call feature that mirrors the option embedded in the bond (a sold callable swap). The Bank had notional amounts of interest rate exchange agreements hedging callable bonds of $53,072 at December 31, 2004, and $28,515 at December 31, 2003. The combined sold callable swap and callable bond enable the Bank to meet its funding needs at costs not otherwise directly attainable solely through the issuance of non-callable debt, while effectively converting the Bank’s net payment to an adjustable rate. The Bank also uses fixed rate callable bonds to finance fixed rate callable advances, fixed rate MBS, and fixed rate mortgage loans.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The Bank’s participation in consolidated obligation bonds was as follows:

	2004	2003
Par amount of consolidated obligation bonds:
Non-callable	$94,576	$57,222
Callable	54,235	35,370

Total par value	$148,811	$92,592

The following is a summary of the Bank’s participation in consolidated obligation bonds outstanding at December 31, 2004 and 2003, by the earlier of the year of contractual maturity or next call date:

Earlier of Year of Contractual Maturity or Next Call Date	2004	2003
2004	$—	$56,717
2005	92,655	21,094
2006	36,700	8,412
2007	5,722	923
2008	8,173	4,030
2009	3,003	24
Thereafter	2,544	1,377
Index amortizing notes	14	15

Total	$148,811	$92,592

Interest Rate Payment Terms. Interest rate payment terms for consolidated obligations at December 31, 2004 and 2003, are detailed in the following table:

	2004	2003
Par amount of consolidated obligations:
Bonds:
Fixed rate	$100,682	$61,576
Adjustable rate	36,627	23,429
Step-up	7,402	5,044
Fixed rate that converts to adjustable rate	1,214	325
Adjustable rate that converts to fixed rate	1,695	862
Comparative index	987	808
Zero-coupon	165	175
Inverse floating	25	358
Index amortizing notes	14	15

Total bonds, par	148,811	92,592
Discount notes, par	26,321	31,932

Total consolidated obligations, par	$175,132	$124,524

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Consolidated discount notes are consolidated obligations issued to raise short-term funds; discount notes have original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature. The Bank’s participation in consolidated obligation discount notes, all of which are due within one year, was as follows:

	2004		2003
	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
Par value	$26,321	2.08%	$31,932	1.05%
Discounts	(63)		(50)
SFAS 133 valuation adjustments	(1)		—

Total	$26,257		$31,882

Section 11(i) of the FHLB Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase certain obligations issued by the FHLBanks aggregating not more than $4.0 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two-year period ended December 31, 2004.

Note 12—Capital

Capital Requirements. The Gramm-Leach-Bliley Act (GLB Act) required a number of changes in the capital structure of the FHLBanks. On January 30, 2001, the Finance Board published a final capital rule requiring each FHLBank to submit a capital plan to the Finance Board for approval. The Bank’s capital plan was approved by the Bank’s Board of Directors on May 31, 2002, and was approved by the Finance Board on June 12, 2002. The Bank’s Board of Directors approved amendments to the capital plan on May 30, 2003, and the Finance Board approved the amendments on August 6, 2003.

The Bank’s new capital plan was implemented on April 1, 2004. To implement the capital plan, the Bank exchanged its outstanding capital stock for new Class B stock. Under the capital plan, the Bank issues only Class B stock, with a par value of $100 per share, which may be redeemed (subject to certain conditions) upon five years’ notice by the member to the Bank. However, at its discretion, under certain conditions, the Bank may repurchase excess stock at any time before the five years have expired. See “Surplus Capital Stock Repurchase Policy” and “Excess Capital Stock” below for a discussion on the Bank’s Surplus Capital Stock Policy and repurchase of excess stock.) The stock may be issued, redeemed, and repurchased only at its stated par value. The Bank may only redeem or repurchase capital stock from a member if, following the redemption or repurchase, the member will continue to meet its minimum stock requirement and the Bank will continue to meet its regulatory requirements for total capital, leverage capital, and risk-based capital.

Four members, which had capital stock with a total par value of $16, opted not to participate in the capital plan, and the Bank redeemed their capital stock. All other members participated in the exchange, and outstanding shares of existing capital stock were automatically exchanged for Class B stock redeemable upon five years’ notice by the member to the Bank.

Under the new capital plan, the Bank is subject to risk-based capital requirements, which must be met with permanent capital (defined as retained earnings and Class B stock). In addition, the Bank is subject to a 5% minimum leverage capital ratio with a 1.5 weighting factor for permanent capital, and a 4% minimum total capital ratio calculated without reference to the 1.5 weighting factor. As of December 31, 2004, the Bank was in compliance with these capital rules and requirements. At December 31, 2004, the Bank had a total capital to asset ratio of 4.30%, a leverage capital to assets ratio of 6.45%, and a risk-based capital requirement of $689. The

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

FHLB Act and Finance Board regulations require that the minimum stock requirement for members must be sufficient to enable the Bank to meet its regulatory requirements for total capital, leverage capital, and risk-based capital. In addition, the Finance Board has confirmed that mandatorily redeemable capital stock is considered capital for regulatory purposes. For further discussion, see “Mandatorily Redeemable Capital Stock” below.

The following table shows the Bank’s compliance with the Finance Board’s capital requirements at December 31, 2004.

Regulatory Capital Requirements

December 31, 2004	Required	Actual
Risk-based capital	$689	$7,959
Total capital to assets ratio	4.00%	4.30%
Total capital	$7,399	$7,959
Leverage ratio	5.00%	6.45%
Leverage capital	$9,249	$11,938

In general, the capital plan requires each member to own stock in an amount equal to the greater of its membership stock requirement or its activity-based stock requirement. The Bank may adjust these requirements from time to time within limits established in the capital plan. Any changes to the capital plan must be approved by the Bank’s Board of Directors and the Finance Board.

A member’s membership stock requirement is 1.0% of its membership asset value. The membership stock requirement for a member is capped at $25. The Bank may adjust the membership stock requirement within a range of 0.5% to 1.5% of a member’s membership asset value and may adjust the cap within an authorized range of $10 to $50. A member’s membership asset value is determined by multiplying the amount of the member’s membership assets by the applicable membership asset factors. Membership assets are those assets (other than Bank capital stock) of a type that could qualify as collateral to secure a member’s indebtedness to the Bank under applicable law, whether or not the assets are pledged to the Bank or accepted by the Bank as eligible collateral. The membership asset factors were based on the typical borrowing capacity percentages generally assigned by the Bank to the same types of assets when pledged to the Bank (although the factors may differ from the actual borrowing capacities, if any, assigned to particular assets pledged by a specific member at any point in time).

A member’s activity-based stock requirement is the sum of 4.7% of the member’s outstanding advances plus 5.0% of any portion of any mortgage loan sold by the member and owned by the Bank. The Bank may adjust the activity-based stock requirement within a range of 4.4% to 5.0% of the member’s outstanding advances and a range of 5.0% to 5.7% of any portion of any mortgage loan sold by the member and owned by the Bank.

At the Bank’s discretion, capital stock that is greater than a member’s minimum requirement may be repurchased or transferred to other Bank members at par value. Stock required to meet a withdrawing member’s membership stock requirement may only be redeemed at the end of the five-year notice period.

The GLB Act established voluntary membership for all members. Any member may withdraw from membership and have its capital stock redeemed after giving the required notice. Members that withdraw from membership may not reapply for membership for five years, in accordance with Finance Board rules.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Before the implementation of the Bank’s capital plan, the Bank was subject to the Finance Board regulation generally limiting each FHLBank’s assets to no more than 21 times capital unless the FHLBank had non-mortgage assets, after deducting deposits and capital, that did not exceed 11% of its assets. In that case, the FHLBank’s total assets could not exceed 25 times capital. As of December 31, 2003, the Bank’s total assets to capital ratio was 22.6x and its non-mortgage assets to total assets ratio was 6.5%.

Mandatorily Redeemable Capital Stock. The Bank adopted SFAS 150 effective as of January 1, 2004. In compliance with SFAS 150, the Bank will reclassify the stock subject to redemption from equity to liability once a member provides the Bank with a written notice of redemption, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership, because the member shares will then meet the definition of a mandatorily redeemable financial instrument. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the Statements of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing cash outflows in the Statements of Cash Flows once settled.

In accordance with SFAS 150, the Bank had mandatorily redeemable capital stock from four former members totaling $55 at December 31, 2004, which is scheduled for redemption in 2009. This amount included accrued interest expense (accrued stock dividends) of $1 and has been classified as a liability in the Statements of Condition.

The Finance Board has confirmed that the SFAS 150 accounting treatment for certain shares of its capital stock will not affect the definition of total capital for purposes of determining the Bank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300% of total capital), calculating its unsecured credit exposure to other GSEs (100% of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

The Bank will not redeem or repurchase membership stock until five years after the membership is terminated or after the Bank receives notice of withdrawal. The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or until the activity no longer remains outstanding. In accordance with the Bank’s current practice, if activity-based stock becomes excess stock because an activity no longer remains outstanding, the Bank will repurchase the excess activity-based stock on at least a scheduled quarterly basis subject to certain conditions, at its discretion.

The Bank’s activity for mandatorily redeemable capital stock in 2004 was as follows. Activity for 2003 and 2002 is not provided because the Bank adopted SFAS 150 on January 1, 2004.

Balance at December 31, 2003	$—
Mandatorily redeemable capital stock reclassified from equity upon adoption of SFAS 150	18
Mandatorily redeemable capital stock reclassified from equity during the year	57
Redemption/repurchase of mandatorily redeemable capital stock	(21)
Net estimated dividend	1

Balance at December 31, 2004	$55

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Each class of the Bank’s stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of the Bank’s stock include the following:

•	In no case may the Bank redeem any capital stock if, following such redemption, the Bank would fail to meet its minimum capital requirements for total capital, leverage capital, and risk-based capital. By law, all member holdings of the Bank’s stock immediately become nonredeemable if the Bank becomes undercapitalized and, at the macro-level, only a minimal portion of outstanding stock qualifies for redemption consideration.

•	In no case may the Bank redeem any capital stock if either its Board of Directors or the Finance Board determines that it has incurred or is likely to incur losses resulting in or expected to result in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, the Bank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone AA credit rating from a nationally recognized statistical rating organization.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (a period that could last indefinitely if the FHLBank is undercapitalized, does not have the required credit rating, etc.), the Bank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case, all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of the Bank stockholders.

•	The GLB Act states that the Bank may redeem, in its sole discretion, stock investments that exceed the required minimum amount.

•	In no case may the Bank redeem any capital stock if the principal or interest due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may the Bank redeem any capital stock if the Bank fails to provide the Finance Board with the quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may the Bank redeem any capital stock if the Bank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to fully meet all of its obligations on a timely basis, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another FHLBank to obtain financial assistance to meet its current obligations.

Retained Earnings and Dividend Policy. The Bank’s Retained Earnings and Dividend Policy establishes amounts to be retained in restricted retained earnings, which are not made available for dividends in the current dividend period. The Bank may be restricted from paying dividends if the Bank is not in compliance with any of its minimum capital requirements or if payment would cause the Bank to fail to meet any of its minimum capital requirements. In addition, the Bank may not pay dividends if any principal or interest due on any consolidated obligations has not been paid in full, or, under certain circumstances, if the Bank fails to satisfy certain liquidity requirements under applicable Finance Board regulations.

In accordance with the Retained Earnings and Dividend Policy, the Bank retains in restricted retained earnings any cumulative net unrealized gains in earnings (net of applicable assessments) resulting from SFAS 133. Retained earnings restricted in accordance with this provision totaled $83 at December 31, 2004, and

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

$87 at December 31, 2003. Because the SFAS 133 cumulative net unrealized gains or losses are primarily a matter of timing, the unrealized gains or losses will generally reverse over the remaining contractual terms to maturity of the hedged financial instruments and associated interest rate exchange agreements. As the cumulative net unrealized gains are reversed (by periodic net unrealized losses), the amount of cumulative net unrealized gains decreases. The amount of retained earnings required by this provision of the policy is therefore decreased, and that portion of the previously restricted retained earnings becomes unrestricted and may be made available for dividends. In this case, the potential dividend payout in a given period will be substantially the same as it would have been without the effects of SFAS 133, provided that the cumulative net effect of SFAS 133 since inception is a net gain. Although restricting retained earnings in accordance with this provision of the policy may preserve the Bank’s ability to pay dividends, the reversal of the cumulative net unrealized SFAS 133 gains in any given period may result in a net loss if the reversal exceeds net earnings before the impact of SFAS 133 for that period. Also, if the net effect of SFAS 133 since inception results in a cumulative net unrealized loss, the Bank’s other retained earnings at that time (if any) may not be sufficient to offset the net unrealized loss. As a result, the future effects of SFAS 133 may cause the Bank to reduce or temporarily suspend paying dividends.

Also in accordance with the Retained Earnings and Dividend Policy, the Bank restricts retained earnings by adjusting earnings available for dividends to remove the impact of advance prepayments. This adjustment consists of excluding the amount of advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments that would have been reflected in future dividend periods if the advances had not been prepaid. Retained earnings restricted in accordance with this provision totaled $6 at December 31, 2004, and $10 at December 31, 2003.

In addition to the restricted retained earnings from cumulative SFAS 133 gains and advance prepayment fees, if any, the Bank holds additional restricted retained earnings to address other potential effects of SFAS 133 and other financial risks. Effective April 1, 2003, the Board of Directors amended the Retained Earnings and Dividend Policy to provide for an additional build-up of retained earnings totaling $50 (less any cumulative net unrealized fair value losses in net income resulting from SFAS 133, with a floor of zero) over seven quarters beginning in the second quarter of 2003. Effective January 30, 2004, the Board of Directors further amended this provision of the Retained Earnings and Dividend Policy to provide for the build-up to reach $100 (less any cumulative net unrealized fair value losses in net income resulting from SFAS 133, with a floor of zero) by the end of 2006. Effective September 24, 2004, the Board of Directors further amended the policy to provide for the build-up to reach $130 by the end of 2007. The retained earnings restricted in accordance with this provision totaled $50 at December 31, 2004, and $22 at December 31, 2003. The Board of Directors may amend the Retained Earnings and Dividend Policy from time to time.

The Board of Directors may declare and pay dividends only from retained earnings or current net earnings. There is no requirement that the Board of Directors declare and pay any dividend. A decision by the Board of Directors to declare or not declare a dividend is a purely discretionary matter and is subject to the requirements and restrictions of the FHLB Act and applicable Finance Board requirements.

The Bank has historically paid dividends, if declared, in stock form (except fractional shares) and intends to continue this practice.

Surplus Capital Stock Repurchase Policy. The Bank’s surplus capital stock repurchase policy provides for the reduction of a member’s capital stock outstanding if a member has surplus capital stock as of the last business day of the quarter. A member’s surplus capital stock is defined as any stock holdings in excess of 115% of the member’s capital stock requirement, generally excluding stock dividends earned and credited for the current year. In accordance with this policy, the Bank repurchased $376 in surplus capital stock in 2004 and

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

$1,503 in 2003. As of December 31, 2004, the Bank had $67 in surplus capital stock. On the repurchase date, the Bank recalculates the amount of stock to be repurchased to ensure that the member continues to meet its minimum stock requirement after the stock is repurchased on the repurchase date. For this reason, the Bank repurchased only $39 in surplus capital stock on January 31, 2005.

Excess Capital Stock. The Bank may repurchase some or all of a member’s excess stock at the Bank’s discretion by giving the member 15 days’ written notice. The member may waive the notice period. If the Bank is repurchasing excess stock from a member, the Bank will first repurchase any excess stock subject to a redemption notice submitted by that member, followed by the most recently purchased shares of excess stock not subject to a redemption notice, and then by shares of excess stock most recently acquired other than by purchase and not subject to a redemption notice. In accordance with the Bank’s current surplus capital stock repurchase policy, at the Bank’s discretion, the Bank repurchases excess stock that constitutes surplus capital stock on a quarterly basis. As of December 31, 2004, the Bank had $360 of capital stock in excess of the minimum amount required to be held in accordance with the Bank’s capital plan. The Bank repurchased excess capital stock totaling $45 in January 2005. A member may obtain redemption of excess capital stock following a five-year redemption period, subject to certain conditions, by providing a written redemption notice to the Bank. At its discretion, under certain conditions, the Bank may repurchase excess stock at any time before the five-year redemption period has expired. On a quarterly basis, the Bank evaluates and determines whether it will repurchase excess stock. While historically the Bank has repurchased excess stock at the member’s request prior to the expiration of the redemption period, the decision to repurchase remains at the Bank’s discretion. Stock required to meet a withdrawing member’s membership stock requirement may only be redeemed at the end of the five-year notice period.

Concentration. As of December 31, 2004, the Bank had a concentration of capital stock totaling 50 million shares outstanding to three members, representing 65% of total capital stock outstanding (39%, 14%, and 12%, respectively).

Note 13—Employee Retirement Plans

The Bank provides retirement benefits through a Bank-sponsored Cash Balance Plan, a defined benefit plan. The Cash Balance Plan covers all employees who have completed at least six months of Bank service. Under the plan, each eligible Bank employee accrues benefits annually equal to 6% of the employee’s annual pay, plus 6% interest on the benefits accrued to the employee through the prior yearend. The Cash Balance Plan is funded through a trust established by the Bank. The Bank uses September 30 as the measurement date for the Cash Balance Plan.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The following tables summarize the changes in the projected benefit obligation, plan assets, and funded status of the defined benefit Cash Balance Plan for the years ended December 31, 2004 and 2003.

	2004	2003
Change in benefit obligation:
Benefit obligation, beginning of year	$8	$6
Service cost	1	1
Interest cost	1	—
Actuarial loss/(gain)	1	1

Benefit obligation, end of year	$11	$8

Change in plan assets:
Fair value of plan assets, beginning of year	$5	$3
Actual return on plan assets	—	1
Employer contributions	2	1

Fair value of plan assets, end of year	$7	$5

Funded status	$(4)	$(3)
Unrecognized net actuarial loss	3	2
Contributions after measurement date	2	1

Prepaid benefit cost	$1	$—

Amounts recognized in the Statements of Condition for the cash balance plan consisted of prepaid benefit costs of $1 at December 31, 2004, and were immaterial at December 31, 2003.

The Cash Balance Plan had accumulated benefit obligations in excess of plan assets at December 31, 2004 and 2003, as presented below.

	2004	2003
Projected benefit obligations	$11	$8
Accumulated benefit obligations	8	6
Fair value of plan assets	7	5

The net periodic pension cost for the cash balance plan for the years ended December 31, 2004, 2003, and 2002, were as follows:

	2004	2003	2002
Service cost	$1	$1	$1
Interest cost	1	—	—
Expected return on assets	(1)	—	—

Net periodic pension cost	$1	$1	$1

Weighted-average assumptions used to determine the benefit obligations for the Cash Balance Plan were as follows:

	2004	2003
Discount rate	5.75%	7.00%
Rate of compensation increase	5.00	5.00

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Weighted-average assumptions used to determine the net periodic benefit costs for the Cash Balance Plan were as follows:

	2004	2003	2002
Discount rate	7.00%	7.00%	7.00%
Rate of compensation increase	5.00	5.00	5.00
Expected return on plan assets	8.00	8.00	8.00

The expected return on plan assets was determined based on (i) the historical returns for each asset class, (ii) the expected future long-term returns for these asset classes, and (iii) the plan’s target asset allocation.

The Cash Balance Plan is managed by the Bank’s Cash Balance Plan Committee (Committee), which establishes the plan’s Statement of Investment Policy and Objectives. The Committee has adopted a strategic asset allocation that envisions a reasonably stable distribution of assets among major asset classes. These asset classes include domestic large-, mid-, and small-capitalization equities; international equity investments; and fixed income investments. The Committee has set the Cash Balance Plan’s “target” allocation percentages for a mix range of 50% to 70% equities and 30% to 50% fixed income. The Committee reviews the performance of the Cash Balance Plan on a quarterly basis.

The Cash Balance Plan’s weighted-average asset allocation at December 31, 2004 and 2003, by asset category was as follows:

Asset Category	2004	2003
Cash and cash equivalents	0%	3%
Equities mutual funds	61	61
Fixed income mutual funds	39	36

Total	100%	100%

The following are the estimated future benefit payments for the Cash Balance Plan and reflect expected future service.

Estimated Payments
2005	$—
2006	—
2007	1
2008	1
2009	1
2010 – 2014	6

Effective January 1, 2002, the Bank implemented a defined contribution savings plan, the Federal Home Loan Bank of San Francisco Savings Plan. Contributions to the plan consist of elective participant contributions and a Bank matching contribution of up to 6% of those participant contributions (based on compensation). The Bank contributed approximately $1, $1, and $1 in 2004, 2003, and 2002, respectively. Prior to January 1, 2002, the Bank participated in the Financial Institutions Thrift Plan, a defined contribution savings plan. Contributions to this plan also consisted of elective participant contributions and a Bank matching contribution of up to 6% of eligible compensation.

The Bank also provides the Benefit Equalization Plan (BEP). The BEP is a non-qualified retirement plan restoring those benefits offered under the qualified plans that have been limited by laws governing such plans.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The Bank’s projected benefit obligation and accrued benefit cost for this plan were $2 and $2 at December 31, 2004, respectively; $1 and $1 at December 31, 2003, respectively; and $1 and $1 at December 31, 2002, respectively.

Effective January 1, 2003, the Bank provides a Supplemental Executive Retirement Plan (SERP) for the Bank’s executive management. The SERP is a non-qualified retirement benefit plan that will provide a service-linked supplemental cash balance contribution to SERP participants that is in addition to the contributions made to the qualified Cash Balance Plan. The Bank’s projected benefit obligation was $1 at December 31, 2004, and immaterial at December 31, 2003.

In addition, the Bank maintains a deferred compensation plan that is available to all officers and directors. The plan liability consists of the accumulated compensation deferrals and accrued earnings on the deferrals. The Bank’s obligation for this plan at December 31, 2004 and 2003, was $19 and $14, respectively.

The Bank provides a postretirement health benefit plan to employees hired before January 1, 2003. The Bank’s accumulated postretirement benefit obligation and accrued benefit obligation were $2 and $2 at December 31, 2004, respectively, and $1 and $1 at December 31, 2003, respectively. The Bank’s costs are capped at 1998 levels. As a result, changes in health care cost trend rates will have no effect on the Bank’s accumulated postretirement benefit obligation or service and interest costs. The Bank and the employees’ contributions for 2004 and 2003 were immaterial.

Note 14—Segment Information

The Bank analyzes financial performance based on the adjusted net interest income of two operating segments, the advances-related business and the mortgage-related business, based on the Bank’s method of internal reporting. For purposes of segment reporting, adjusted net interest income includes interest income and expenses associated with economic hedges that are recorded in “Net gain/(loss) on derivatives and hedging activities” in other income. It is at the adjusted net interest income level that the Bank’s chief operating decision maker reviews and analyzes financial performance and determines the allocation of resources to the two operating segments. Except for the interest income and expenses associated with economic hedges, the Bank does not allocate other income, other expense, or assessments to its operating segments.

The advances-related business consists of advances and other credit products provided to members, related financing and hedging instruments, liquidity and other non-MBS investments associated with the Bank’s role as a liquidity provider, and member capital. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on all business activities in this segment and the cost of funding those activities, including earnings on invested member capital and the cash flows from associated interest rate exchange agreements. The mortgage-related business consists of MBS investments, mortgage loans acquired through the MPF Program, the consolidated obligations specifically identified as funding those assets, and related hedging instruments. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on the MBS securities and mortgage loans and the cost of the consolidated obligations funding those assets, including the cash flows from associated interest rate exchange agreements, less the provision for credit losses on mortgage loans.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The following table presents the Bank’s adjusted net interest income by operating segment and reconciles total adjusted net interest income to net interest income before assessments for the years ended December 31, 2004, 2003, and 2002.

Reconciliation of Adjusted Net Interest Income and Income Before Assessments

	Advances- Related Business	Mortgage- Related Business	Adjusted Net Interest Income	Net Interest Expense on Economic Hedges*	Net Interest Income	Other Income	Other Expense	Income Before Assessments
2004	$315	$152	$467	$75	$542	$(76)	$68	$398
2003	$294	$107	$401	$44	$445	$55	$60	$440
2002	$370	$135	$505	$19	$524	$(56)	$70	$398

*	The Bank includes interest income and expenses associated with economic hedges in its evaluation of financial performance for its two operating segments. Adjusted net interest income does not include these amounts in the Statements of Income for financial reporting purposes. Interest income and interest expense associated with economic hedges are recorded in other income in “Net gain/(loss) on derivatives and hedging activities” on the Statements of Income.

The following table presents total assets by operating segment at December 31, 2004, 2003, and 2002:

Total Assets

	Advances- Related Business	Mortgage- Related Business	Total Assets
2004	$156,889	$28,093	$184,982
2003	$109,628	$22,762	$132,390
2002	$99,904	$16,226	$116,130

Note 15—Derivatives and Hedging Activities

General. The Bank may enter into interest rate swaps (including callable and putable swaps), swaptions, and cap and floor agreements, (collectively, interest rate exchange agreements or derivatives). Most of the Bank’s interest rate exchange agreements are executed in conjunction with the origination of advances and the issuance of consolidated obligation bonds to create variable rate structures. The interest rate exchange agreements are generally executed at the same time as the advances and bonds are transacted and generally have the same maturity dates as the related advances and bonds.

Additional active uses of interest rate exchange agreements include: (1) offsetting interest rate caps embedded in adjustable rate advances made to members, (2) hedging the anticipated issuance of debt, (3) matching against consolidated obligation discount notes or bonds to create the equivalent of callable fixed rate debt, (4) modifying the repricing intervals between variable rate assets and variable rate liabilities, and (5) exactly offsetting other derivatives executed with members (the Bank serves as an intermediary). The Bank’s use of interest rate exchange agreements results in one of the following classifications: (1) a fair value hedge of an underlying financial instrument, (2) a forecasted transaction, (3) a cash flow hedge of an underlying financial instrument, (4) an economic hedge for specific asset and liability management purposes (a non-SFAS 133-qualifying economic hedge), or (5) an intermediary transaction for members.

An economic hedge is defined as an interest rate exchange agreement hedging specific or nonspecific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting treatment under the rules of SFAS 133, but is an acceptable hedging strategy under the Bank’s risk

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

management program. These economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. An economic hedge introduces the potential for earnings variability due to the change in fair value recorded on the interest rate exchange agreements that generally are not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.

Consistent with Finance Board regulation, the Bank enters into interest rate exchange agreements only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the Bank’s risk management objectives, and to act as an intermediary between members and counterparties. Bank management uses interest rate exchange agreements when they are deemed to be the most cost-effective alternative to achieve the Bank’s financial and risk management objectives. Accordingly, the Bank may enter into interest rate exchange agreements that do not necessarily qualify for hedge accounting under SFAS 133 accounting rules (economic hedges). As a result, in those cases, the Bank recognizes only the change in fair value of these interest rate exchange agreements in other income as “Net gain/(loss) on derivatives and hedging activities,” with no offsetting fair value adjustments for the asset, liability, or firm commitment.

The Bank is not a derivatives dealer and does not trade derivatives for short-term profit.

For the years ended December 31, 2004, 2003, and 2002, the Bank recorded net gains/(losses) on derivatives and hedging activities of $(69), $65, and $(83), respectively, in other income. Net (losses)/gains on derivatives and hedging activities for the years ended December 31, 2004, 2003, and 2002, were as follows:

	2004	2003	2002
Net (losses)/gains related to fair value hedge ineffectiveness	$(19)	$64	$(48)
(Losses)/gains on MPF firm commitments	(1)	30	—
Net gains/(losses) on economic hedges	26	12	(17)
Net interest expense on derivative instruments used in economic hedges	(75)	(44)	(19)
Net gains related to cash flow hedge ineffectiveness	—	3	1

Net (losses)/gains on derivatives and hedging activities	$(69)	$65	$(83)

For the years ended December 31, 2004, there were no reclassifications from other comprehensive income into earnings as a result of the discontinuance of cash flow hedges because the original forecasted transactions occurred by the end of the originally specified time period or within a two-month period thereafter. For the years ended December 31, 2003, and 2002, $1, and $1, respectively, were reclassified from other comprehensive income into earnings as a result of the discontinuance of cash flow hedges because it became probable that the original forecasted transactions would not occur by the end of the originally specified time period or within a two-month period thereafter. As of December 31, 2004, approximately $1 in unrecognized net losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next 12 months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is less than three months.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2004 and 2003:

	2004		2003
Type of Derivative and Hedge Classification	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest rate swaps:
Fair value	$140,979	$(574)	$91,268	$(78)
Cash flow	375	—	50	—
Economic	44,602	2	21,997	(8)
Interest rate swaptions: Economic	3,487	57	1,212	32

Interest rate caps/floors:
Fair value	12,987	(2)	12,192	(7)
Economic	50	—	50	—
Mortgage delivery commitments *	4	—	5	—

Total	$202,484	$(517)	$126,774	$(61)

Total derivatives excluding accrued interest		$(517)		$(61)
Accrued interest, net		122		146

Net derivative balances		$(395)		$85

Net derivative asset balances		$43		$266
Net derivative liability balances		(438)		(181)

Net derivative balances		$(395)		$85

*	Mortgage delivery commitments are classified as derivatives pursuant to SFAS 149, with changes in their fair value recorded in other income.

Hedging Activities. The Bank documents all relationships between derivative hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) assets and liabilities on the balance sheet, (2) firm commitments, or (3) forecasted transactions. The Bank also formally assesses (both at the hedge’s inception and at least quarterly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank typically uses regression analyses or other statistical analyses to assess the effectiveness of its hedges. When it is determined that a derivative has not been or is not expected to be effective as a hedge, the Bank discontinues hedge accounting prospectively.

The Bank discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

Intermediation—As an additional service to its members, the Bank enters into offsetting interest rate exchange agreements, acting as an intermediary between exactly offsetting derivatives transactions with members and other counterparties. This intermediation allows members indirect access to the derivatives market. The offsetting derivatives used in intermediary activities do not receive SFAS 133 hedge accounting treatment

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

and are separately marked to market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “Net gain/(loss) on derivatives and hedging activities.”

Derivatives in which the Bank is an intermediary may arise when the Bank (1) enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of its members, and (2) enters into derivatives to offset the economic effect of other derivatives that are no longer designated to either advances, investments, or consolidated obligations. The notional principal of interest rate exchange agreements arising from the Bank entering into derivatives with members and offsetting derivatives with other counterparties was $1,570 at December 31, 2004, and $976 at December 31, 2003. The notional principal of interest rate exchange agreements that are derivatives to offset the economic effect of other derivatives that were no longer designated to either advances, investments, or consolidated obligations was $290 at December 31, 2004, and $865 at December 31, 2003.

Investments—The Bank may invest in U.S. agency securities, AAA-rated MBS, and the taxable portion of highly rated state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The Bank may manage prepayment and interest rate risk by funding investment securities with consolidated obligations that have call features or by hedging the prepayment risk with a combination of consolidated obligations and callable swaps or swaptions. The Bank executes callable swaps and purchases swaptions in conjunction with the issuance of certain liabilities to create funding equivalent to fixed rate callable debt. Although these derivatives are economic hedges against prepayment risk and are referenced to individual liabilities, they do not receive either fair value or cash flow hedge accounting treatment. The derivatives are marked to market through earnings and provide modest income volatility. Investment securities may be classified as held-to-maturity or trading.

The Bank may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into interest rate exchange agreements (economic hedges) that offset the changes in fair value or cash flows of the securities. The market value changes of both the trading securities and the associated interest rate exchange agreements are included in other income in the Statements of Income.

Advances—The Bank offers a wide array of advance structures to meet members’ funding needs. These advances may have maturities out to 30 years with variable or fixed rates and may include early termination features or options. In general, whenever a member executes a fixed rate advance or a variable rate advance with embedded options, the Bank will simultaneously execute an interest rate exchange agreement with terms that offset the terms and embedded options, if any, in the advance. The combination of the advance and the interest rate exchange agreement effectively creates a variable rate asset.

Mortgage Loans—The Bank invests in fixed rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these investments, depending on changes in estimated prepayment speeds. The Bank manages the interest rate and prepayment risk associated with fixed rate mortgage loans through a combination of debt issuance and derivatives. The Bank issues both callable and non-callable debt to achieve cash flow patterns and market value sensitivities for liabilities similar to those expected on the mortgage loans. Net income could be reduced if the Bank replaces prepaid mortgages with lower-yielding assets and the Bank’s higher funding costs are not reduced accordingly.

The Bank executes callable swaps and purchases swaptions in conjunction with the issuance of certain consolidated obligations to create funding equivalent to fixed rate callable bonds. Although these derivatives are economic hedges against the prepayment risk of specific loan pools and are referenced to individual liabilities, they do not receive either fair value or cash flow hedge accounting treatment. The derivatives are marked to market through earnings.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Consolidated Obligations—While consolidated obligations are the joint and several obligations of the FHLBanks, FHLBanks individually are counterparties to interest rate exchange agreements associated with specific debt issues. The Office of Finance acts as an agent of the FHLBanks in the debt issuance process. In connection with each debt issuance, each FHLBank specifies the terms and the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. Because the Bank knows the amount of consolidated obligations issued on its behalf, it has the ability to structure hedging instruments to match its specific debt. The hedge transactions may be executed on or after the issuance of consolidated obligations and are accounted for based on the guidance of SFAS 133.

Consolidated obligation bonds are structured to meet the Bank’s and/or investors’ needs. Common structures include fixed rate bonds with or without call options and variable rate bonds with or without embedded options. In general, when bonds with these structures are issued, the Bank will simultaneously execute an interest rate exchange agreement with terms that offset the terms and embedded options, if any, of the consolidated obligation bond. This combination of the consolidated obligation bond and the interest rate exchange agreement effectively creates a variable rate bond. The cost of this funding combination is lower than the cost that would be available through the issuance of just a variable rate bond. These transactions generally receive fair value hedge accounting treatment under SFAS 133.

The Bank has not had any consolidated obligation discount notes or bonds denominated in currencies other than U.S. dollars outstanding during 2004, 2003, or 2002.

Firm Commitments—In accordance with SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, the commitment is recorded at fair value as a derivative asset or derivative liability, with changes in fair value recognized in current period earnings. When the mortgage purchase commitment settles, the current fair value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

The Bank may also hedge a firm commitment for a forward starting advance through the use of an offsetting forward starting interest rate swap. In this case, the interest rate swap functions as the hedging instrument for both the firm commitment and the subsequent advance. When the commitment is terminated and the advance is made, the current market value associated with the firm commitment is included with the basis of the advance. The basis adjustment is then amortized into interest income over the life of the advance.

The Bank adopted SFAS 149 as of the effective date in April 2003. For the year ended December 31, 2003, the Bank recognized a $30 net gain from the adoption of SFAS 149 resulting entirely from interest rate declines between the period of the mortgage loan commitments and the actual delivery of the fixed rate conventional mortgage loans with maturities up to 30 years.

Anticipated Debt Issuance—The Bank may enter into interest rate swaps for the anticipated issuances of fixed rate bonds to hedge the cost of funding. These hedges are designated and accounted for as cash flow hedges. The interest rate swap is terminated upon issuance of the fixed rate bond, with the effective portion of the realized gain or loss on the interest rate swap recorded in other comprehensive income. Realized gains and losses reported in accumulated other comprehensive income are recognized as earnings in the periods in which earnings are affected by the cash flows of the fixed rate bonds.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Credit Risk—The Bank is subject to credit risk as a result of the risk of nonperformance by counterparties to the derivative agreements. All derivative agreements are subject to master netting arrangements with each counterparty to mitigate the credit risk exposure. The Bank manages counterparty credit risk through credit analyses and collateral requirements and by following the requirements of the Bank’s risk management policies and credit guidelines and the Finance Board’s Financial Management Policy. Based on the master netting arrangements, its credit analyses, and the collateral requirements in place with each counterparty, management of the Bank does not anticipate any credit losses on its agreements, and no allowance for losses is deemed necessary by management.

The contractual or notional amounts of interest rate exchange agreements reflect the extent of the Bank’s involvement in particular classes of financial instruments. The Bank had notional amounts outstanding of $202,484 at December 31, 2004, and $126,774 at December 31, 2003. The notional amount does not represent the exposure to credit loss. The Bank is subject to credit risk relating to the nonperformance by a counterparty to a non-exchange-traded interest rate exchange agreement. The amount potentially subject to credit loss is the estimated cost of replacing a favorable interest rate exchange agreement if the counterparty defaults; this amount is substantially less than the notional amount.

Maximum credit risk is defined as the estimated cost of replacing all interest rate exchange agreements the Bank has transacted with counterparties where the Bank is in a net favorable position (has a net unrealized gain) if the counterparties all defaulted and the related collateral proved to be of no value to the Bank. At December 31, 2004, and December 31, 2003, the Bank’s maximum credit risk, as defined above, was estimated at $43 and $266, respectively, including $24 and $91 of net accrued interest receivable, respectively. Accrued interest receivables and payables and the legal right to offset assets and liabilities by counterparty (under which amounts recognized for individual transactions may be offset against amounts recognized for other transactions with the same counterparty) are considered in determining the maximum credit risk. The Bank held cash, investment grade securities, and mortgage loans valued at $41 and $215 as collateral from interest rate exchange counterparties as of December 31, 2004, and December 31, 2003, respectively. This collateral has not been sold or repledged. A significant number of the Bank’s interest rate exchange agreements are transacted with financial institutions such as major banks and broker-dealers. Some of these banks and dealers or their affiliates buy, sell, and distribute consolidated obligations. Assets pledged as collateral by the Bank to these counterparties are more fully discussed in Note 18.

Note 16—Estimated Fair Values

The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of December 31, 2004 and 2003. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

Cash and Due from Banks. The recorded carrying value approximates the estimated fair value.

Interest-Bearing Deposits in Banks, Deposits for Mortgage Loan Program, Securities Purchased Under Agreements to Resell, and Federal Funds Sold. The estimated fair values of these instruments with more than three months to maturity or repricing have been determined based on quoted prices or by calculating

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

the present value of expected cash flows for the instruments excluding accrued interest. The discount rates used in these calculations are the replacement rates for comparable instruments with similar terms. For instruments with three months or less to maturity or repricing, the recorded carrying value approximates the estimated fair value.

Trading and Held-to-Maturity Securities. The estimated fair value of these instruments with more than three months to maturity or repricing, including MBS, has been determined based on quoted prices, by calculating the present value of expected cash flows as of the last business day of the year excluding accrued interest, or by using industry standard analytical models and certain actual and estimated market information. The discount rates used in these calculations are the replacement rates for securities with similar terms. Estimates developed using these methods require judgments regarding significant matters such as the appropriate discount rates and prepayment assumptions. Changes in these judgments often have a material effect on the fair value estimates. For instruments with three months or less to maturity or repricing, the recorded carrying value approximates the estimated fair value.

Advances. The estimated fair value of these instruments with more than three months to maturity or repricing has been determined by calculating the present value of expected cash flows from these instruments and reducing this amount for accrued interest receivable. The discount rates used in these calculations are the replacement rates for advances with similar terms. Pursuant to the Finance Board’s advances regulation, advances with a maturity or repricing period greater than six months generally require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the advances. The estimated fair value of advances does not include the value of any potential prepayment fee. For instruments with three months or less to maturity or repricing, the recorded carrying value approximates the estimated fair value.

Mortgage Loans Held for Portfolio, Net of Allowance for Credit Losses on Mortgage Loans. The estimated fair values for mortgage loans have been determined based on quoted prices of similar mortgage loans available in the market. These prices, however, can change rapidly based on market conditions and are highly dependent on the prepayment assumptions that are used.

Accrued Interest Receivable and Payable and Other Assets and Liabilities. The recorded carrying value approximates the estimated fair value.

Derivative Assets and Liabilities. The Bank bases the estimated fair value of interest rate exchange agreements on the estimated costs of instruments with similar terms or available market prices, including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments are estimated using techniques such as discounted cash flow analysis, option pricing models, and comparisons to similar instruments. Estimates developed using these methods are subjective and require judgments regarding significant matters such as the amount and timing of future cash flows, the volatility of interest rates, and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near-term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and, if negative, a liability.

Deposits. For deposits with more than three months to maturity or repricing, the estimated fair value has been determined by calculating the present value of expected future cash flows from the deposits excluding accrued interest. The discount rates used in these calculations are the cost of deposits with similar terms. For deposits with three months or less to maturity or repricing, the recorded carrying value approximates the estimated fair value.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Consolidated Obligations. The estimated fair value has been determined based on the estimated cost of raising comparable term debt and, where applicable, option pricing models. The estimated cost of issuing debt is determined daily based on the primary market for debt of the FHLBank System and other GSEs and other indications from securities dealers. Estimates of the fair value of callable consolidated obligations that are developed using these methods require judgments regarding significant matters such as the volatility of market rates for agency debt. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near-term changes.

Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally at par value. Fair value includes estimated dividends earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. The Bank’s stock can only be acquired by members at par value and redeemed at par value. The Bank’s stock is not traded, and no market mechanism exists for the exchange of Bank stock outside the cooperative structure.

Commitments. The estimated fair value of the Bank’s commitments to extend credit, including letters of credit, was immaterial at December 31, 2004 and 2003.

The estimated fair values of the Bank’s financial instruments at December 31, 2004 and 2003, were as follows:

Fair Value of Financial Instruments—2004

	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$16	$—	$16
Interest-bearing deposits in banks	5,251	—	5,251
Federal funds sold	8,461	—	8,461
Trading securities	602	—	602
Held-to-maturity securities	23,839	(82)	23,757
Advances	140,254	39	140,293
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans	6,035	(2)	6,033
Accrued interest receivable	398	—	398
Derivative assets	43	—	43
Other assets	83	(52)	31

Total	$184,982	$(97)	$184,885

Liabilities
Deposits	$935	$—	$935
Consolidated obligations:
Bonds	148,109	56	148,053
Discount notes	26,257	8	26,249
Mandatorily redeemable capital stock	55	—	55
Accrued interest payable	809	—	809
Derivative liabilities	438	—	438
Other liabilities	479	—	479

Total	$177,082	$64	$177,018

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Fair Value of Financial Instruments—2003

	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$18	$—	$18
Interest-bearing deposits in banks	3,287	—	3,287
Deposits for mortgage loan program	12	—	12
Securities purchased under agreements to resell	5,100	—	5,100
Federal funds sold	5,434	—	5,434
Trading securities	917	—	917
Held-to-maturity securities	18,263	2	18,265
Advances	92,330	113	92,443
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans	6,445	(132)	6,313
Accrued interest receivable	218	—	218
Derivative assets	266	—	266
Other assets	100	(38)	62

Total	$132,390	$(55)	$132,335

Liabilities
Deposits	$988	$—	$988
Consolidated obligations:
Bonds	92,751	44	92,707
Discount notes	31,882	—	31,882
Accrued interest payable	528	—	528
Derivative liabilities	181	—	181
Other liabilities	214	—	214

Total	$126,544	$44	$126,500

Note 17—Arbitration Award

In August 2002, the Bank received notice of a final court order confirming an arbitration decision awarding a member a refund of $8 in prepayment fees paid to the Bank in 1998. The final award, with interest, was $9, and this amount was included in other expense in 2002.

Note 18—Commitments and Contingencies

All FHLBanks have joint and several liability for FHLBank consolidated obligations. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor. The Bank has never been asked or required to repay the principal or interest on any consolidated obligation on behalf of another FHLBank.

The Bank considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (herein referred to as “FIN 45”), and determined it was not necessary to recognize the fair value of the Bank’s joint and several liability for all consolidated obligations. The Bank considers the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, the Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ participations in the consolidated obligations. The par amount of the outstanding consolidated obligations of all 12 FHLBanks was $869,242 at December 31, 2004, and $759,529 at December 31, 2003. The par value of the Bank’s participation in consolidated obligations was $175,132 at December 31, 2004, and $124,524 at December 31, 2003.

The Finance Board’s joint and several liability regulation provides a general framework for addressing the possibility that an FHLBank may be unable to repay its participation in the consolidated obligations for which it

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

is the primary obligor. In accordance with this regulation, the president of each FHLBank is required to provide a quarterly certification that, among other things, the FHLBank will remain capable of making full and timely payment of all its current obligations, including direct obligations.

Further, the regulation requires that an FHLBank must provide written notice to the Finance Board if at any time the FHLBank is unable to provide the quarterly certification; projects that it will be unable to fully meet all of its current obligations, including direct obligations, on a timely basis during the quarter; or negotiates or enters into an agreement with another FHLBank for financial assistance to meet its obligations. If an FHLBank gives any one of these notices (other than in a case of a temporary interruption in the FHLBank’s debt servicing operations resulting from an external event such as a natural disaster or a power failure), it must promptly file a consolidated obligations payment plan for Finance Board approval specifying the measures the FHLBank will undertake to make full and timely payments of all of its current obligations.

Notwithstanding any other provisions in the regulation, the Finance Board in its discretion may at any time order any FHLBank to make any principal or interest payment due on any consolidated obligation. To the extent an FHLBank makes any payment on any consolidated obligation on behalf of another FHLBank, the paying FHLBank is entitled to reimbursement from the FHLBank that is the primary obligor, which will have a corresponding obligation to reimburse the FHLBank for the payment and associated costs, including interest.

The Finance Board may allocate the outstanding liability of an FHLBank for consolidated obligations among the other FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding or on any other basis determined by the Finance Board.

Commitments that legally obligate the Bank for additional advances totaled approximately $1,162 at December 31, 2004, and $419 at December 31, 2003. Commitments are generally for periods up to 12 months. Based on management’s credit analyses of members’ financial condition and collateral requirements, no allowance for losses is deemed necessary by management on these advance commitments. Advances funded under these advance commitments are fully collateralized at the time of issuance like other advances to members (see Note 7). The estimated fair value of commitments was immaterial to the balance sheet as of December 31, 2004 and 2003.

Commitments that unconditionally obligate the Bank to purchase mortgage loans totaled $4 at December 31, 2004, and $5 at December 31, 2003. Commitments are generally for periods not to exceed 45 business days. In accordance with SFAS 149, commitments entered after June 30, 2003, were recorded as derivatives at their fair value through the settlement date of the commitment.

The Bank executes interest rate exchange agreements with major banks and broker-dealers that have long-term credit ratings of single-A or better from both Standard & Poor’s and Moody’s Investors Service. The Bank also executes interest rate exchange agreements with its members. The Bank enters into master agreements with netting provisions and bilateral security agreements with all counterparties and requires all member counterparties to fully collateralize their net credit exposure. As of December 31, 2004 and 2003, the Bank had pledged as collateral securities with a fair value of $243 and $134, respectively, to broker-dealers that had a net credit risk exposure to the Bank related to interest rate exchange agreements.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

The Bank charged operating expenses for net rental costs of approximately $4, $3, and $3 for the years ended December 31, 2004, 2003, and 2002, respectively. Future minimum rentals at December 31, 2004, were as follows:

Year	Total Premises & Equipment
2005	$3
2006	3
2007	4
2008	4
2009	1
Thereafter	—

Total	$15

Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank’s financial condition or results of operations.

The Bank may be subject to various pending legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

The Bank had committed to issue $960 of consolidated obligations and entered into $900 of notional amount of interest rate exchange agreements that had traded but not yet settled at December 31, 2004.

Other commitments and contingencies are discussed in Notes 1, 7, 8, 9, 11, 12, 13, and 15.

Note 19—Transactions with Members

Transactions with Members. The Bank is a cooperative whose member institutions own the capital stock of the Bank and may receive dividends on their investments. In addition, certain former members that still have outstanding transactions are also required to maintain their investment in the Bank’s capital stock until the transactions mature or are paid off and the capital stock is redeemed following the five-year redemption period for capital stock, in accordance with the Bank’s capital requirements (see Note 12 for further information).

All advances are issued to members, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains deposit accounts for members primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. All transactions with members and their affiliates are entered into in the normal course of business. In instances where the member or an affiliate of the member has an officer or director who is a director of the Bank, transactions with the member or affiliate are subject to the same eligibility and credit criteria, as well as the same conditions, as transactions with all other members, in accordance with Finance Board regulations.

In addition, the Bank has investments in Federal funds sold, interest-bearing deposits, commercial paper, and MBS with members or their affiliates. All investments are transacted at market prices and MBS are purchased through securities brokers or dealers. As an additional service to its members, the Bank enters into offsetting interest rate exchange agreements, acting as an intermediary between exactly offsetting derivative transactions with members and other counterparties. These transactions are also executed at market rates.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

For member concentration associated with (i) advances, see Note 7, (ii) mortgage loans held for portfolio, see Note 9, and (iii) capital stock, see Note 12.

The following table sets forth information at the dates and for the periods indicated with respect to the Bank’s transactions with members and their affiliates and former members and their affiliates with outstanding transactions.

	December 31,
	2004	2003
Assets:
Federal funds sold	$608	$—
Held-to-maturity securities*	5,022	4,255
Advances	140,254	92,330
Mortgage loans held for portfolio	6,035	6,445
Accrued interest receivable	315	165
Derivative assets	25	89

Total	$152,259	$103,284

Liabilities:
Deposits	$935	$988
Derivative liabilities	23	12

Total	$958	$1,000

Notional amount of derivatives	$20,452	$13,990
Letters of credit	783	1,015

*	Held-to-maturity securities include MBS issued by and/or purchased from the Bank’s members or their affiliates.

	For the years ended December 31,
	2004	2003	2002
Interest Income:
Interest-bearing deposits in banks	$4	$5	$6
Federal funds sold	2	3	10
Held-to-maturity securities	178	179	245
Advances*	1,834	1,129	1,818
Prepayment fees on advances	7	15	9
Mortgage loans held for portfolio	309	138	2

Total	$2,334	$1,469	$2,090

Interest Expense:
Deposits	$6	$3	$7
Consolidated obligations*	(160)	(276)	(432)

Total	$(154)	$(273)	$(425)

Other Income:
Net (loss)/gain on derivatives and hedging activities	$(82)	$72	$62
Fees earned on letters of credit	1	1	1

Total	$(81)	$73	$63

*	Includes the effect of associated derivatives with members or their affiliates.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Transactions with Certain Members. The following tables set forth information at the dates and for the periods indicated with respect to transactions with (i) members and former members holding more than 10% of the outstanding shares of the Bank’s capital stock at each respective period end, (ii) members or former members with a representative serving on the Bank’s Board of Directors at any time during the year ended on the respective dates or during the respective periods, and (iii) affiliates of the foregoing members or former members.

	December 31,
	2004	2003
Assets:
Federal funds sold	$608	$—
Held-to-maturity securities*	2,525	2,463
Advances	106,433	65,939
Mortgage loans held for portfolio	4,744	5,217
Accrued interest receivable	246	107
Derivative assets	10	34

Total	$114,566	$73,760

Liabilities:
Deposits	$45	$14

Notional amount of derivatives	$11,006	$4,023
Letters of credit	226	431

*	Held-to-maturity securities include MBS securities issued by and/or purchased from the foregoing Bank members or their affiliates.

	For the years ended December 31,
	2004	2003	2002
Interest Income:
Interest-bearing deposits in banks	$4	$5	$6
Federal funds sold	2	3	10
Held-to-maturity securities	104	91	89
Advances*	1,452	1,125	1,846
Prepayment fees on advances	1	7	2
Mortgage loans held for portfolio	248	103	—

Total	$1,811	$1,334	$1,953

Interest Expense:
Deposits	$1	$1	$2
Consolidated obligations*	(79)	(138)	(252)

Total	$(78)	$(137)	$(250)

Other Income:
Net (loss)/gain on derivatives and hedging activities	$(40)	$5	$40
Fees earned on letters of credit	—	1	1

Total	$(40)	$6	$41

*	Includes the effect of associated derivatives with the foregoing members or their affiliates.

Notes to Financial Statements—(Continued)

(Dollars in millions except per share amounts)

Note 20—Other

Other income consisted of the following:

	2004	2003	2002
Fees earned on letters of credit	$1	$1	$1
Amortization of deferred gain from sale of building	2	2	2
Other	1	1	—

Total	$4	$4	$3

In May 1999, the Bank sold its San Francisco office building and realized a gain of $24. The Bank recognized $3 of the gain immediately upon the sale in 1999 and is deferring and amortizing the remainder over the remaining term of the Bank’s 10-year leaseback of the space the Bank occupies. The unamortized amount of the deferred gain outstanding at December 31, 2004, was $9.

The table below discloses the largest categories included in operating expense.

	2004	2003	2002
Compensation and benefits	$39	$35	$33
Professional and contract services	10	9	10
Travel	1	1	1
Occupancy	4	4	4
Equipment	4	3	3
Other	3	2	2

Total operating expense	$61	$54	$53

Statements of Condition

(Unaudited)

(In millions-except par value)	March 31, 2005	Dec. 31, 2004	March 31, 2004
Assets
Cash and due from banks	$16	$16	$16
Interest-bearing deposits in banks	4,645	5,251	3,334
Deposits for mortgage loan program with other Federal Home Loan Bank	—	—	1
Securities purchased under agreements to resell	—	—	3,650
Federal funds sold	13,554	8,461	6,788
Trading securities ($204, $0, $0, respectively, were pledged as collateral)	321	602	1,100
Held-to-maturity securities ($685, $242, $68, respectively, were pledged as collateral) (a)	25,456	23,839	19,761
Advances	142,316	140,254	106,250
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans of $0.4, $0.3, $0.0, respectively	5,855	6,035	6,431
Loans to other Federal Home Loan Banks	—	—	302
Accrued interest receivable	480	398	216
Premises and equipment, net	6	7	8
Derivative assets	24	43	396
Other assets	88	76	62

Total Assets	$192,761	$184,982	$148,315

Liabilities and Capital Liabilities:
Deposits:
Interest-bearing:
Demand and overnight	$672	$876	$977
Term	37	39	180
Other	3	15	155
Non-interest-bearing—Other	5	5	2

Total deposits	717	935	1,314

Other Borrowings	100	—	—

Consolidated obligations, net:
Bonds	160,111	148,109	110,709
Discount notes	21,277	26,257	28,501

Total consolidated obligations	181,388	174,366	139,210

Mandatorily redeemable capital stock	54	55	17
Accrued interest payable	1,001	809	628
Affordable Housing Program	126	132	126
Payable to REFCORP	15	20	11
Derivative liabilities	1,078	438	160
Other liabilities	48	327	467

Total Liabilities	184,527	177,082	141,933

Commitments and Contingencies: Note 10
Capital (Note 6):
Capital stock-Class B-Putable ($100 par value) issued and outstanding:
81 shares and 78 shares, respectively	8,117	7,765	—
Capital stock-Putable ($100 par value) issued and outstanding:
63 shares	—	—	6,285
Restricted retained earnings	119	139	106
Accumulated other comprehensive loss:
Unrecognized net loss related to hedging activities	(2)	(4)	(9)

Total Capital	8,234	7,900	6,382

Total Liabilities and Capital	$192,761	$184,982	$148,315

(a)	Fair values of held-to-maturity securities were $25,226, $23,757, and $19,833 at March 31, 2005, December 31, 2004, and March 31, 2004, respectively.

The accompanying notes are an integral part of these financial statements.

Statements of Income

(Unaudited)

	For the three months ended
(In millions)	March 31, 2005	March 31, 2004
Interest Income:
Advances	$918	$310
Prepayment fees on advances	—	2
Interest-bearing deposits in banks	33	9
Securities purchased under agreements to resell	2	11
Federal funds sold	62	22
Trading securities	5	8
Held-to-maturity securities	237	146
Mortgage loans held for portfolio	75	78

Total Interest Income	1,332	586

Interest Expense:
Consolidated obligations:
Bonds	1,049	370
Discount notes	121	96
Deposits	2	1
Mandatorily redeemable capital stock	1	—

Total Interest Expense	1,173	467

Net Interest Income	159	119

Other Loss:
Net (loss)/gain on trading securities	(5)	4
Net loss on derivatives and hedging activities	(51)	(45)
Other	1	1

Total Other Loss	(55)	(40)

Other Expense:
Operating expense	16	14
Federal Housing Finance Board	2	1
Office of Finance	1	1

Total Other Expense	19	16

Income Before Assessments	85	63

REFCORP assessments	16	12
Affordable Housing Program assessments	7	5

Total Assessments	23	17

Net Income	$62	$46

The accompanying notes are an integral part of these financial statements.

Statements of Capital Accounts

(Unaudited)

	Capital Stock Class B-Putable		Capital Stock-Putable		Retained Earnings			Accumulated Other Comprehensive Income/(Loss)	Total Capital
(In millions)	Shares	Par Value	Shares	Par Value	Restricted	Unrestricted	Total
Balance, December 31, 2003	—	$—	57	$5,739	$119	$—	$119	$(12)	$5,846
Issuance of capital stock			7	689					689
Redemption of capital stock			(2)	(182)					(182)
Capital stock reclassified to mandatorily redeemable capital stock			—	(20)					(20)
Comprehensive income:
Net income						46	46		46
Other comprehensive income:
Net amounts recognized as earnings								2	2
Net change in period relating to hedging activities								1	1

Total comprehensive income									49

Transfers from restricted retained earnings					(13)	13	—		—
Dividends on capital stock (3.95%)
stock issued			1	59		(59)	(59)		—

Balance, March 31, 2004	—	$—	63	$6,285	$106	$—	$106	$(9)	$6,382

Balance, December 31, 2004	78	$7,765	—	$—	$139	$—	$139	$(4)	$7,900
Issuance of capital stock	3	353							353
Repurchase/redemption of capital stock	(1)	(78)							(78)
Capital stock reclassified to mandatorily redeemable capital stock	—	(5)							(5)
Comprehensive income:
Net income						62	62		62
Other comprehensive income:
Net amounts recognized as earnings								1	1
Net change in period relating to hedging activities								1	1

Total comprehensive income									64

Transfers from restricted retained earnings					(20)	20	—		—
Dividends on capital stock (4.25%)
stock issued	1	82				(82)	(82)		—

Balance, March 31, 2005	81	$8,117	—	$—	$119	$—	$119	$(2)	$8,234

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

(Unaudited)

	Three months ended
(In millions)	March 31, 2005	March 31, 2004
Cash Flows from Operating Activities:
Net Income	$62	$46
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization:
Net premiums on consolidated obligations, advances, and investments	15	13
Net (discounts)/premiums on mortgage loans	(2)	3
Concessions on consolidated obligations	6	15
Bank premises and equipment	1	1
Deferred net losses on interest rate exchange agreements	1	1
Decrease in Affordable Housing Program (AHP) liability and discount on AHP advances	(6)	(9)
Decrease in REFCORP liability	(5)	(5)
Loss due to change in net fair value adjustment on derivative and hedging activities	32	23
Decrease/(increase) in trading securities	281	(182)
Decrease/(increase) in derivative asset accrued interest	26	(107)
Decrease in derivative liability accrued interest	16	32
(Increase)/decrease in accrued interest receivable	(82)	2
Increase in accrued interest payable	192	100
(Increase)/decrease in other assets	(2)	29
(Decrease)/increase in other liabilities	(2)	14
Non-cash interest on mandatorily redeemable capital stock	1	—

Total adjustments	472	(70)

Net cash provided by/(used in) operating activities	534	(24)

Cash Flows from Investing Activities:
Net decrease/(increase) in interest-bearing deposits in banks	606	(47)
Net increase in Federal funds sold	(5,093)	(1,354)
Net decrease in securities purchased under agreements to resell	—	1,450
Net decrease in short-term held-to-maturity securities	352	298
Purchases of long-term held-to-maturity securities	(4,045)	(2,946)
Maturities of long-term held-to-maturity securities	1,791	1,535
Principal collected on advances	304,233	171,154
Advances made	(306,581)	(184,928)
Principal collected on mortgage loans held for portfolio	202	151
Purchases of mortgage loans held for portfolio	(20)	(140)
Net decrease in deposits for mortgage loan program with other Federal Home Loan Bank	—	11
Net increase in loans to other Federal Home Loan Banks	—	(302)

Net cash used in investing activities	(8,555)	(15,118)

Cash Flows from Financing Activities:
Net (decrease)/increase in deposits	(218)	326
Net increase in other borrowings	100	—
Net proceeds from issuance of consolidated obligations:
Bonds	29,320	33,685
Discount notes	55,022	64,597
Bonds transferred from other FHLBanks	57	15
Payments for maturing and retiring consolidated obligations:
Bonds	(16,516)	(15,999)
Discount notes	(60,013)	(67,988)
Proceeds from issuance of capital stock	353	689
Payments for repurchase/redemption of mandatorily redeemable capital stock	(6)	(3)
Payments for repurchase/redemption of capital stock	(78)	(182)

Net cash provided by financing activities	8,021	15,140

Net increase in cash and cash equivalents	—	(2)
Cash and cash equivalents at beginning of year	16	18

Cash and cash equivalents at end of period	$16	$16

Supplemental Disclosure:
Interest paid during the period	$753	$320
AHP payments during the period	13	14
REFCORP payments during the period	20	16

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

(Unaudited)

(Dollars in millions except per share amounts)

Note 1—Summary of Significant Accounting Policies

The significant accounting policies and the financial condition and results of operations of the Federal Home Loan Bank of San Francisco (Bank) as of December 31, 2004, are contained in the Bank’s 2004 Financial Statements. The unaudited first quarter 2005 financial statements should be read in conjunction with the Bank’s 2004 Financial Statements. The accompanying financial statements of the Bank contain all adjustments necessary for a fair presentation of the interim financial condition and results of operations, and conform with generally accepted accounting principles (GAAP). The results of operations for the three-month period ended March 31, 2005, are not necessarily indicative of the results to be expected for the full year.

Use of Estimates. The preparation of financial statements in accordance with GAAP requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if applicable, and the reported amounts of income, expenses, gains, and losses during the reporting period. Changes in estimates and assumptions could potentially affect the Bank’s financial position and results of operations significantly. Although management believes these judgments, estimates, and assumptions to be reasonably accurate, actual results may differ.

Descriptions of the significant accounting policies of the Bank are included in Note 1 to the Bank’s 2004 Financial Statements. There have been no significant changes to these policies as of March 31, 2005.

Reclassifications. Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation. In particular, for the three months ended March 31, 2004, the Bank reclassified prepayment fee income on the Statements of Income. Previously, prepayment fee income was classified as a separate line item within other income. These amounts have been reclassified and are now included as a separate line item in interest income for the three months ended March 31, 2004. As a result of this reclassification, net interest income and other income were adjusted by $2 for the three months ended March 31, 2004.

Note 2—Held-to-Maturity Securities

The Bank classifies the following securities as held-to-maturity because the Bank has the positive intent and ability to hold these securities to maturity:

March 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$400	$—	$—	$400
Housing finance agency bonds	1,314	10	(1)	1,323
Discount notes-FNMA	197	—	—	197

Subtotal	1,911	10	(1)	1,920

Mortgage-backed securities (MBS):
GNMA	45	—	—	45
FHLMC	273	7	(2)	278
FNMA	655	3	(12)	646
Non-agency	22,572	28	(263)	22,337

Total MBS	23,545	38	(277)	23,306

Total	$25,456	$48	$(278)	$25,226

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$748	$—	$—	$748
Housing finance agency bonds	1,470	10	(1)	1,479

Subtotal	2,218	10	(1)	2,227

MBS:
GNMA	48	—	—	48
FHLMC	297	9	(1)	305
FNMA	693	4	(5)	692
Non-agency	20,583	48	(146)	20,485

Total MBS	21,621	61	(152)	21,530

Total	$23,839	$71	$(153)	$23,757

Redemption Terms. The amortized cost and estimated fair value of certain securities by contractual maturity and MBS as of March 31, 2005, and December 31, 2004, are shown below. Expected maturities of certain securities and MBS will differ from contractual maturities because borrowers generally have the right to prepay obligations without prepayment fees.

March 31, 2005 Year of Maturity	Amortized Cost	Estimated Fair Value	Weighted Average Interest Rate
Due in one year or less	$597	$597	2.76%
Due after five years through ten years	38	38	2.89
Due after ten years	1,276	1,285	2.96

Subtotal	1,911	1,920	2.89

MBS:
GNMA	45	45	3.24
FHLMC	273	278	4.96
FNMA	655	646	4.30
Non-agency	22,572	22,337	4.45

Total MBS	23,545	23,306	4.45

Total	$25,456	$25,226	4.33%

December 31, 2004 Year of Maturity	Amortized Cost	Estimated Fair Value	Weighted Average Interest Rate
Due in one year or less	$748	$748	2.28%
Due after five years through ten years	43	43	2.31
Due after ten years	1,427	1,436	2.35

Subtotal	2,218	2,227	2.33

MBS:
GNMA	48	48	2.90
FHLMC	297	305	4.84
FNMA	693	692	4.23
Non-agency	20,583	20,485	4.19

Total MBS	21,621	21,530	4.20

Total	$23,839	$23,757	4.03%

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The amortized cost of the Bank’s MBS classified as held-to-maturity included net premiums of $122 at March 31, 2005, and net premiums of $89 at December 31, 2004.

Interest Rate Payment Terms. Interest rate payment terms for held-to-maturity securities at March 31, 2005, and December 31, 2004, are detailed in the following table:

	March 31, 2005	December 31, 2004
Amortized cost of held-to-maturity securities other than MBS:
Fixed rate	$597	$748
Adjustable rate	1,314	1,470

Subtotal	1,911	2,218

Amortized cost of held-to-maturity MBS:
Passthrough securities:
Fixed rate	630	670
Adjustable rate	197	209
Collateralized mortgage obligations:
Fixed rate	18,211	15,887
Adjustable rate	4,507	4,855

Subtotal	23,545	21,621

Total	$25,456	$23,839

Certain MBS classified as fixed rate passthrough securities and fixed rate collateralized mortgage obligations have an initial fixed interest rate that subsequently converts to an adjustable interest rate on a specified date.

The Bank does not own mortgage-backed securities that are backed by mortgage loans purchased by an FHLBank from the Bank’s members or from the members of other FHLBanks.

Note 3—Advances

Redemption Terms. The Bank had advances outstanding at interest rates ranging from 1.27% to 8.75% at March 31, 2005, and 1.13% to 8.75% at December 31, 2004, as summarized below.

	March 31, 2005		December 31, 2004
Year of Maturity	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate

Overdrawn demand deposit accounts	$—	—%	$—	—%
Due in 1 year or less	53,448	2.58	68,350	2.14
Due after 1 year through 2 years	60,951	2.85	44,518	2.45
Due after 2 years through 3 years	14,722	3.10	15,830	2.65
Due after 3 years through 4 years	6,383	3.74	5,664	3.62
Due after 4 years through 5 years	5,207	3.34	3,985	3.10
Due after 5 years	1,887	5.14	1,904	5.18

Subtotal	142,598	2.87%	140,251	2.42%

SFAS 133* valuation adjustments	(290)		(5)
Net premium on advances	8		8

Total	$142,316		$140,254

*	Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, on July 1, 2003 (together referred to as “SFAS 133”).

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Security Terms. The Bank lends to member financial institutions involved in housing finance that have a principal place of business in Arizona, California, or Nevada. The Bank is required by the Federal Home Loan Bank Act of 1932 (FHLB Act) to obtain sufficient collateral for advances to protect against losses and to accept as collateral for advances only certain U.S. government or government agency securities, residential mortgage loans or MBS, other eligible real estate-related assets, cash or deposits in the Bank, and Bank capital stock. The Bank may also accept secured small business, small farm, and small agribusiness loans as collateral from members that qualify as community financial institutions. For additional information on security terms, see Note 7 to the Bank’s 2004 Financial Statements.

Credit and Concentration Risk. The Bank’s potential credit risk from advances is concentrated in savings institutions. As of March 31, 2005, the Bank had a concentration of advances totaling $101,593 outstanding to three members, representing 71% of total outstanding advances (41%, 17%, and 13%, respectively). The interest income from advances to these members amounted to approximately $647 during the first quarter of 2005. The Bank held collateral from each of these institutions with an estimated value in excess of their respective advances outstanding, and the Bank does not expect to incur any credit losses on these advances. Each of these members owned more than 10% of the capital stock outstanding as of March 31, 2005.

The Bank has never experienced any credit losses on advances to a member. The Bank has policies and procedures in place to manage the credit risk of advances. Based on the collateral held as security for advances, management’s credit analyses of members’ financial condition, and prior repayment history, no allowance for losses on advances is deemed necessary by management.

Interest Rate Payment Terms. Interest rate payment terms for advances at March 31, 2005, and December 31, 2004, are detailed below:

	March 31, 2005	December 31, 2004
Par amount of advances:
Fixed rate	$53,281	$68,401
Adjustable rate	89,317	71,850

Total	$142,598	$140,251

Note 4—Mortgage Loans Held for Portfolio

Under the Mortgage Partnership Finance® (MPF®) Program, the Bank may purchase qualifying mortgage loans directly from its participating members. (“Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.) The mortgage loans represent held-for-investment loans. Under the MPF Program, participating members originate or purchase the mortgage loans, credit-enhance them and sell them to the Bank, and generally retain the servicing of the loans. The following table presents information as of March 31, 2005, and December 31, 2004, on mortgage loans, all of which are qualifying conventional, conforming fixed rate residential mortgage loans on single-family properties:

	March 31, 2005	December 31, 2004
Fixed rate medium-term mortgage loans	$2,150	$2,228
Fixed rate long-term mortgage loans	3,725	3,829
Premiums	29	31
Discounts	(49)	(53)

Total mortgage loans held for portfolio	$5,855	$6,035

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Medium-term loans have contractual terms of 15 years or less, and long-term loans have contractual terms of more than 15 years.

Concentration Risk. At March 31, 2005, 75% of the mortgage loans held by the Bank were purchased from one member, Washington Mutual Bank, FA, out of the nine participating members. This member owned more than 10% of the capital stock outstanding as of March 31, 2005. No other participant in the MPF Program represented more than 17% of the Bank’s mortgage loan portfolio at March 31, 2005.

Credit Risk. The allowance for credit losses on the mortgage loan portfolio was as follows:

	Three months ended
	March 31, 2005	March 31, 2004
Balance, beginning of the period	$0.3	$—
Chargeoffs	—	—
Recoveries	—	—
Provision for credit losses	0.1	0.2

Balance, end of the period	$0.4	$0.2

The Bank’s allowance for credit losses consists of two components. The Bank’s first component applies to each individual loan that is specifically identified as “impaired.” A loan is considered impaired when it is reported 90 days or more past due (nonaccrual) or when it is probable, based on current information and events, that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At March 31, 2005, the Bank had 26 loans totaling $3 classified as nonaccrual or impaired. Once the Bank identifies these loans, the Bank evaluates the exposure on these loans in excess of the first and second layer of loss protection (liquidation value of the real property securing the loan and primary mortgage insurance). The Bank then further evaluates any exposure in excess of these loss protection layers to determine whether the Bank’s credit loss exposure is in excess of the available credit enhancement and supplemental mortgage insurance. If so, the Bank records an additional provision for credit losses. As of March 31, 2005, the Bank determined that an allowance for credit losses was not required for these loans because the amount of available credit enhancement and supplemental mortgage insurance associated with these loans was in excess of the estimated loss exposure.

The Bank’s second component applies to loans that are not specifically identified as impaired and is based on the Bank’s estimate of probable credit losses in the portfolio as of the financial statement date. For these loans, the Bank evaluates the credit loss exposure and considers various observable data, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, collectibility of credit enhancements from members or from the mortgage insurer, and prevailing economic conditions, taking into account the credit enhancement provided by the member under the terms of each Master Commitment. As of March 31, 2005, the Bank had established an allowance for credit losses of $0.4 for the mortgage loan portfolio.

At March 31, 2005, the Bank’s other assets included $0.4 of real estate owned resulting from foreclosure of three mortgage loans held by the Bank.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Note 5—Consolidated Obligations

Consolidated obligations are the joint and several obligations of the 12 Federal Home Loan Banks (FHLBanks) and consist of consolidated obligation bonds and discount notes. Consolidated obligations are jointly issued by the FHLBanks through the Office of Finance, which serves as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of consolidated obligations and is the primary obligor for its specific portion of consolidated obligations issued. The Federal Housing Finance Board (Finance Board) and the U.S. Secretary of the Treasury have oversight over the issuance of FHLBank debt through the Office of Finance.

Redemption Terms. The following is a summary of the Bank’s participation in consolidated obligation bonds at March 31, 2005, and December 31, 2004:

	March 31, 2005		December 31, 2004
Year of Maturity	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
Due in 1 year or less	$48,591	2.51%	$53,402	2.17%
Due after 1 year through 2 years	57,612	2.98	45,364	2.62
Due after 2 years through 3 years	19,190	3.48	15,512	3.13
Due after 3 years through 4 years	16,121	3.53	15,455	3.39
Due after 4 years through 5 years	11,242	3.89	9,399	3.78
Due after 5 years	8,880	4.63	9,665	4.44
Index amortizing notes	13	4.61	14	4.61

Subtotal	161,649	3.11%	148,811	2.78%

Bond premiums	102		64
Bond discounts	(161)		(158)
SFAS 133 valuation adjustments	(1,479)		(608)

Total	$160,111		$148,109

The Bank’s participation in consolidated obligation bonds outstanding includes callable bonds of $49,881 at March 31, 2005, and $54,235 at December 31, 2004. Contemporaneous with the issuance of callable bonds, the Bank usually enters into an interest rate swap (in which the Bank pays a variable rate and receives a fixed rate) with a call feature that mirrors the option embedded in the bond (a sold callable swap). The Bank had notional amounts of interest rate exchange agreements hedging callable bonds of $39,882 at March 31, 2005, and $53,072 at December 31, 2004. The combined sold callable swap and callable bond enable the Bank to meet its funding needs at costs not otherwise directly attainable solely through the issuance of non-callable debt, while effectively converting the Bank’s net payment to an adjustable rate. The Bank also uses fixed rate callable bonds to finance fixed rate callable advances, fixed rate MBS, and fixed rate mortgage loans.

The Bank’s participation in consolidated obligation bonds was as follows:

	March 31, 2005	December 31, 2004
Par amount of consolidated obligation bonds:
Non-callable	$111,768	$94,576
Callable	49,881	54,235

Total par value	$161,649	$148,811

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The following is a summary of the Bank’s participation in consolidated obligation bonds outstanding at March 31, 2005, and December 31, 2004, by the earlier of the year of contractual maturity or next call date:

Earlier of Year of Contractual Maturity or Next Call Date	March 31, 2005	December 31, 2004
Due in 1 year or less	$91,354	$92,655
Due after 1 year through 2 years	47,077	36,700
Due after 2 years through 3 years	9,221	5,722
Due after 3 years through 4 years	7,521	8,173
Due after 4 years through 5 years	4,857	3,003
Due after 5 years	1,606	2,544
Index amortizing notes	13	14

Total	$161,649	$148,811

Interest Rate Payment Terms. Interest rate payment terms for consolidated obligations at March 31, 2005, and December 31, 2004, are detailed in the following table:

	March 31, 2005	December 31, 2004
Par amount of consolidated obligations:
Bonds:
Fixed rate	$116,970	$100,682
Adjustable rate	32,391	36,627
Step-up	7,864	7,402
Fixed rate that converts to adjustable rate	1,308	1,214
Adjustable rate that converts to fixed rate	1,870	1,695
Comparative index	1,043	987
Zero-coupon	165	165
Inverse floating	25	25
Index amortizing notes	13	14

Total bonds, par	161,649	148,811
Discount notes, par	21,380	26,321

Total consolidated obligations, par	$183,029	$175,132

Consolidated discount notes are consolidated obligations issued to raise short-term funds; discount notes have original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature. The Bank’s participation in consolidated obligation discount notes, all of which are due within one year, was as follows:

	March 31, 2005		December 31, 2004
	Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
Par value	$21,380	2.66%	$26,321	2.08%
Discounts	(102)		(63)
SFAS 133 valuation adjustments	(1)		(1)

Total	$21,277		$26,257

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Note 6—Capital

Capital Requirements. The Bank is subject to risk-based capital requirements, which must be met with permanent capital (defined as retained earnings and Class B stock). In addition, the Bank is subject to a 5% minimum leverage capital ratio with a 1.5 weighting factor for permanent capital, and a 4% minimum total capital to assets ratio calculated without reference to the 1.5 weighting factor. As of March 31, 2005, and December 31, 2004, the Bank was in compliance with these capital rules and requirements. At March 31, 2005, the Bank had a total capital to assets ratio of 4.30%, a leverage capital to assets ratio of 6.45%, and a risk-based capital requirement of $763. At December 31, 2004, the Bank had a total capital to assets ratio of 4.30%, a leverage capital to assets ratio of 6.45%, and a risk-based capital requirement of $689. The FHLB Act and Finance Board regulations require that the minimum stock requirement for members must be sufficient to enable the Bank to meet its regulatory requirements for total capital, leverage capital, and risk-based capital. In addition, the Finance Board staff has indicated that mandatorily redeemable capital stock is considered capital for regulatory purposes.

The following table shows the Bank’s compliance with the Finance Board’s capital requirements at March 31, 2005, and December 31, 2004.

Regulatory Capital Requirements

	March 31, 2005		December 31, 2004
(Dollars in millions)	Required	Actual	Required	Actual
Risk-based capital	$763	$8,291	$689	$7,959
Total capital to assets ratio	4.00%	4.30%	4.00%	4.30%
Total capital	$7,710	$8,291	$7,399	$7,959
Leverage ratio	5.00%	6.45%	5.00%	6.45%
Leverage capital	$9,638	$12,436	$9,249	$11,938

The Bank’s capital requirements are more fully discussed in Note 12 to the Bank’s 2004 Financial Statements.

Mandatorily Redeemable Capital Stock. In accordance with Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), the Bank had mandatorily redeemable capital stock from seven former members totaling $54 at March 31, 2005, of which $50 is scheduled for redemption in 2009 and $4 is scheduled for redemption in 2010. At December 31, 2004, the Bank had mandatorily redeemable capital stock from four former members totaling $55, which is scheduled for redemption in 2009. These amounts included accrued interest expense (accrued stock dividends) of $1 at March 31, 2005, and $1 at December 31, 2004, and have been classified as a liability in the Statements of Condition.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The Bank’s activity for mandatorily redeemable capital stock in the first quarter of 2005 and 2004 was as follows.

Mandatorily Redeemable Capital Stock Activity

	Three months ended
	March 31, 2005	March 31, 2004
Balance at beginning of period	$55	$—
Mandatorily redeemable capital stock reclassified from equity upon adoption of SFAS 150	—	18
Mandatorily redeemable capital stock reclassified from equity during the period	5	2
Repurchase of mandatorily redeemable capital stock	(6)	(3)

Balance at end of period	$54	$17

The Bank’s mandatorily redeemable capital stock is more fully discussed in Note 12 to the Bank’s 2004 Financial Statements.

Retained Earnings and Dividend Policy. By Finance Board regulation, dividends may be paid out of current net earnings or previously retained earnings. As required by the Finance Board, the Bank has a formal retained earnings policy that is reviewed at least annually. The Bank’s Retained Earnings and Dividend Policy establishes amounts to be retained in restricted retained earnings, which are not made available for dividends in the current dividend period. The Bank may be restricted from paying dividends if the Bank is not in compliance with any of its minimum capital requirements or if payment would cause the Bank to fail to meet any of its minimum capital requirements. In addition, the Bank may not pay dividends if any principal or interest due on any consolidated obligations for which the Bank is primary obligor has not been paid in full, or, under certain circumstances, if the Bank fails to satisfy certain liquidity requirements under applicable Finance Board regulations.

In accordance with the Retained Earnings and Dividend Policy, the Bank retains in restricted retained earnings any cumulative net unrealized gains in earnings (net of applicable assessments) resulting from SFAS 133. Retained earnings restricted in accordance with this provision totaled $54 at March 31, 2005, and $83 at December 31, 2004. Because the SFAS 133 cumulative net unrealized gains or losses are primarily a matter of timing, the unrealized gains or losses will generally reverse over the remaining contractual terms to maturity, or by the exercised call or put date, of the hedged financial instruments and associated interest rate exchange agreements. As the cumulative net unrealized gains are reversed (by periodic net unrealized losses), the amount of cumulative net unrealized gains decreases. The amount of retained earnings required by this provision of the policy is therefore decreased, and that portion of the previously restricted retained earnings becomes unrestricted and may be made available for dividends. In this case, the potential dividend payout in a given period will be substantially the same as it would have been without the effects of SFAS 133, provided that the cumulative net effect of SFAS 133 since inception is a net gain. The purpose of this category of restricted retained earnings is to ensure that the Bank has sufficient retained earnings to offset future net losses that result from the reversal of these cumulative net gains. This ensures that the future membership base does not bear the cost of the future reversals of these unrealized gains. Although restricting retained earnings in accordance with this provision of the policy may preserve the Bank’s ability to pay dividends, the reversal of the cumulative net unrealized SFAS 133 gains in any given period may result in a net loss if the reversal exceeds net earnings before the impact of SFAS 133 for that period. Also, if the net effect of SFAS 133 since inception results in a cumulative net unrealized loss, the Bank’s other retained earnings at that time (if any) may not be sufficient to offset the net unrealized loss. As a result, the future effects of SFAS 133 may cause the Bank to reduce or temporarily suspend paying dividends.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

In addition, in 2003, the Bank began holding other restricted retained earnings intended to protect members’ paid-in capital from an extremely adverse credit or operations risk event, an extremely adverse SFAS 133 quarterly result, or an extremely low (or negative) level of net income before the effect of SFAS 133 resulting from an adverse interest rate environment. Effective March 31, 2005, starting with the first quarter of 2005, the Board of Directors amended the Retained Earnings and Dividend Policy to provide for this build-up of restricted retained earnings to reach $130 by the end of the third quarter of 2007. (Further information regarding this policy can be found in Note 12 to the Bank’s 2004 Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Dividends.”) The retained earnings restricted in accordance with this provision totaled $65 at March 31, 2005, and $50 at December 31, 2004.

Prior to the first quarter of 2005, the Bank also retained in restricted retained earnings the amount of advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments that would have been reflected in future dividend periods if the advances had not been prepaid. This was based on the Bank’s historical strategy of funding fixed rate advances with fixed rate debt. If a fixed rate advance was prepaid after interest rates had fallen, the Bank would receive a large advance prepayment fee. If the associated debt were also extinguished, the large loss on debt extinguishment would generally offset most of the advance prepayment fee. However, if it were not possible to extinguish the debt, the Bank would experience an immediate positive income impact from the up-front advance prepayment fee, but would have an ongoing obligation to pay a high fixed rate of interest on the remaining debt until maturity. The purpose of this category of restricted retained earnings was to ensure that the burden of any high-cost debt that was not extinguished was not borne by the Bank’s future membership base. Retained earnings restricted in accordance with this provision totaled $6 at December 31, 2004. Effective March 31, 2005, the Board of Directors amended the Retained Earnings and Dividend Policy to eliminate the requirement to restrict retained earnings for advance prepayment fees and other gains and losses related to the termination of interest rate exchange agreements and the early retirement of consolidated obligations related to advance prepayments. Management determined that this requirement was no longer warranted as fixed rate advances are generally hedged with fixed rate interest rate swaps that create the equivalent of floating rate advances. If a fixed rate advance is prepaid, the fixed rate interest rate swap is also terminated. The advance prepayment fee and the gain or loss on the termination of the interest rate swap will generally offset each other. The amount previously restricted in accordance with this provision is now part of the $130 build-up of restricted retained earnings discussed above.

The Board of Directors may amend the Retained Earnings and Dividend Policy from time to time.

The Board of Directors may declare and pay dividends out of current net earnings or previously retained earnings. There is no requirement that the Board of Directors declare and pay any dividend. A decision by the Board of Directors to declare or not declare a dividend is a purely discretionary matter and is subject to the requirements and restrictions of the FHLB Act and applicable Finance Board requirements.

The Bank has historically paid dividends, if declared, in stock form (except fractional shares) and intends to continue this practice.

Surplus Capital Stock Repurchase Policy. The Bank’s surplus capital stock repurchase policy provides for the reduction of a member’s capital stock outstanding if a member has surplus capital stock as of the last business day of the quarter. A member’s surplus capital stock is defined as any stock holdings in excess of 115% of the member’s capital stock requirement, generally excluding stock dividends earned and credited for the current year. As of March 31, 2005, Bank members held $187 in surplus capital stock. On the repurchase date, the Bank recalculates the amount of stock to be repurchased to ensure that each member continues to meet its minimum stock requirement after the stock is repurchased on the repurchase date. For this reason, the Bank repurchased only $164 in surplus capital stock on April 29, 2005.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Excess Capital Stock. As of March 31, 2005, Bank members held $425 of capital stock in excess of the minimum amount required to be held in accordance with the Bank’s capital plan. The Bank repurchased excess capital stock totaling $7 on April 29, 2005. A member may obtain redemption of excess capital stock following a five-year redemption period, subject to certain conditions, by providing a written redemption notice to the Bank. At its discretion, under certain conditions, the Bank may repurchase excess stock at any time before the five-year redemption period has expired. The Bank’s capital requirements are more fully discussed in Note 12 to Bank’s 2004 Financial Statements.

Concentration. As of March 31, 2005, the Bank had a concentration of capital stock totaling 51 million shares outstanding to three members, representing 64% of total capital stock outstanding (38%, 14%, and 12%, respectively).

Note 7—Segment Information

The Bank analyzes financial performance based on the balances and adjusted net interest income of two operating segments, the advances-related business and the mortgage-related business, based on the Bank’s method of internal reporting. For purposes of segment reporting, adjusted net interest income includes interest income and expenses associated with economic hedges that are recorded in “Net gain/(loss) on derivatives and hedging activities” in other income. It is at the adjusted net interest income level that the Bank’s chief operating decision maker reviews and analyzes financial performance and determines the allocation of resources to the two operating segments. Except for the interest income and expenses associated with economic hedges, the Bank does not allocate other income, other expense, or assessments to its operating segments.

The advances-related business consists of advances and other credit products provided to members, related financing and hedging instruments, liquidity and other non-MBS investments associated with the Bank’s role as a liquidity provider, and member capital. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on all business activities in this segment and the cost of funding those activities, including earnings on invested member capital and the cash flows from associated interest rate exchange agreements. The mortgage-related business consists of MBS investments, mortgage loans acquired through the MPF Program, the consolidated obligations specifically identified as funding those assets, and related hedging instruments. Adjusted net interest income for this segment is derived primarily from the difference, or spread, between the yield on the MBS and mortgage loans and the cost of the consolidated obligations funding those assets, including the cash flows from associated interest rate exchange agreements, less the provision for credit losses on mortgage loans.

The following table presents the Bank’s adjusted net interest income by operating segment and reconciles total adjusted net interest income to net interest income before assessments for the first quarter of 2005 and 2004.

Reconciliation of Adjusted Net Interest Income and Income Before Assessments

Three months ended	Advances- Related Business	Mortgage- Related Business	Adjusted Net Interest Income	Net Interest Expense on Economic Hedges*	Net Interest Income	Other Loss	Other Expense	Income Before Assessments
March 31, 2005	$98	$45	$143	$16	$159	$(55)	$19	$85
March 31, 2004	66	36	102	17	119	(40)	16	63

*	The Bank includes interest income and expenses associated with economic hedges in its evaluation of financial performance for its two operating segments. Adjusted net interest income does not include these amounts in the Statements of Income for financial reporting purposes. Interest income and interest expense associated with economic hedges are recorded in other income in “Net gain/(loss) on derivatives and hedging activities” on the Statements of Income.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The following table presents total assets by operating segment at March 31, 2005, and December 31, 2004:

Total Assets

	Advances- Related Business	Mortgage- Related Business	Total Assets
March 31, 2005	$162,921	$29,840	$192,761
December 31, 2004	156,889	28,093	184,982

Note 8—Derivatives and Hedging Activities

Accounting for Derivative Instruments and Hedging Activities. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The gains and losses on derivative instruments that are reported in other comprehensive income are recognized as earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The gains or losses on the ineffective portion of all hedges are recognized in current period earnings. Changes in the fair value of a derivative instrument that does not qualify as a hedge of an asset or liability under SFAS 133 for asset/liability management (economic hedge) are recorded each period in current earnings.

For the first quarter of 2005 and 2004, the Bank recorded net losses on derivatives and hedging activities of $51 and $45, respectively, in other income. Net (losses)/gains on derivatives and hedging activities for the first quarter of 2005 and 2004, were as follows:

	Three months ended
	March 31, 2005	March 31, 2004
Net losses related to fair value hedge ineffectiveness	$(17)	$(37)
Net (losses)/gains on economic hedges	(17)	9
Net interest expense on derivative instruments used in economic hedges	(16)	(17)
Net losses related to cash flow hedge ineffectiveness	(1)	—

Net losses on derivatives and hedging activities	$(51)	$(45)

As of March 31, 2005, the unrecognized net losses on derivative instruments accumulated in other comprehensive income to be reclassified to earnings during the next 12 months is expected to be immaterial. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is less than three months.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at March 31, 2005, and December 31, 2004:

	March 31, 2005		December 31, 2004
Type of Derivative and Hedge Classification	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest rate swaps:
Fair value	$146,250	$(1,265)	$140,979	$(574)
Cash flow	165	—	375	—
Economic	53,430	5	44,602	2
Interest rate swaptions: Economic	3,587	27	3,487	57
Interest rate caps/floors:
Fair value	11,837	99	12,987	(2)
Economic	70	—	50	—
Mortgage delivery commitments *	7	—	4	—

Total	$215,346	$(1,134)	$202,484	$(517)

Total derivatives excluding accrued interest		$(1,134)		$(517)
Accrued interest, net		80		122

Net derivative balances		$(1,054)		$(395)

Net derivative asset balances		$24		$43
Net derivative liability balances		(1,078)		(438)

Net derivative balances		$(1,054)		$(395)

*	Mortgage delivery commitments are classified as derivatives pursuant to SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), with changes in their fair value recorded in other income.

Credit Risk—The Bank is subject to credit risk as a result of the risk of nonperformance by counterparties to the derivative agreements. All derivative agreements are subject to master netting arrangements with each counterparty to mitigate the credit risk exposure. The Bank manages counterparty credit risk through credit analyses and collateral requirements and by following the requirements of the Bank’s risk management policies and credit guidelines and the Finance Board’s Financial Management Policy. Based on the master netting arrangements, its credit analyses, and the collateral requirements in place with each counterparty, management of the Bank does not anticipate any credit losses on its agreements, and no allowance for losses is deemed necessary by management.

The contractual or notional amounts of interest rate exchange agreements reflect the extent of the Bank’s involvement in particular classes of financial instruments. The Bank had notional amounts outstanding of $215,346 at March 31, 2005, and $202,484 at December 31, 2004. The notional amount does not represent the exposure to credit loss. The Bank is subject to credit risk relating to the nonperformance by a counterparty to a non-exchange-traded interest rate exchange agreement. The amount potentially subject to credit loss is the estimated cost of replacing a favorable interest rate exchange agreement if the counterparty defaults; this amount is substantially less than the notional amount.

Maximum credit risk is defined as the estimated cost of replacing all interest rate exchange agreements the Bank has transacted with counterparties where the Bank is in a net favorable position (has a net unrealized gain) if the counterparties all defaulted and the related collateral proved to be of no value to the Bank. At March 31, 2005, and December 31, 2004, the Bank’s maximum credit risk, as defined above, was estimated at $24 and $43, respectively, including $0.2 and $24 of net accrued interest receivable, respectively. Accrued interest receivables

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

and payables and the legal right to offset assets and liabilities by counterparty (under which amounts recognized for individual transactions may be offset against amounts recognized for other transactions with the same counterparty) are considered in determining the maximum credit risk. The Bank held cash, investment grade securities, and mortgage loans valued at $23 and $41 as collateral from interest rate exchange counterparties as of March 31, 2005, and December 31, 2004, respectively. This collateral has not been sold or repledged. A significant number of the Bank’s interest rate exchange agreements are transacted with financial institutions such as major banks and broker-dealers. Some of these banks and dealers or their affiliates buy, sell, and distribute consolidated obligations. Assets pledged as collateral by the Bank to these counterparties are more fully discussed in Note 10.

Intermediation—As an additional service to its members, the Bank enters into offsetting interest rate exchange agreements, acting as an intermediary between exactly offsetting derivatives transactions with members and other counterparties. This intermediation allows members indirect access to the derivatives market. The offsetting derivatives used in intermediary activities do not receive SFAS 133 hedge accounting treatment and are separately marked to market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “Net gain/(loss) on derivatives and hedging activities.”

Derivatives in which the Bank is an intermediary may arise when the Bank (1) enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of its members, and (2) enters into derivatives to offset the economic effect of other derivatives that are no longer designated to either advances, investments, or consolidated obligations. The notional principal of interest rate exchange agreements arising from the Bank entering into derivatives with members and offsetting derivatives with other counterparties was $1,590 at March 31, 2005, and $1,570 at December 31, 2004. The notional amount of interest rate exchange agreements that are derivatives to offset the economic effect of other derivatives that were no longer designated to either advances, investments, or consolidated obligations was $130 at March 31, 2005, and $290 at December 31, 2004.

Note 9—Estimated Fair Values

The following estimated fair value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of March 31, 2005, and December 31, 2004. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair value summary tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities. The estimated fair values of the Bank’s financial instruments are more fully discussed in Note 16 to the Bank’s 2004 Financial Statements.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

The estimated fair values of the Bank’s financial instruments at March 31, 2005, and December 31, 2004, were as follows:

Fair Value of Financial Instruments—March 31, 2005

	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$16	$—	$16
Interest-bearing deposits in banks	4,645	—	4,645
Federal funds sold	13,554	—	13,554
Trading securities	321	—	321
Held-to-maturity securities	25,456	(230)	25,226
Advances	142,316	(17)	142,299
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans	5,855	(93)	5,762
Accrued interest receivable	480	—	480
Derivative assets	24	—	24
Other assets	94	(57)	37

Total	$192,761	$(397)	$192,364

Liabilities
Deposits	$717	$—	$717
Consolidated obligations:
Bonds	160,111	336	159,775
Discount notes	21,277	13	21,264
Other borrowings	100	—	100
Mandatorily redeemable capital stock	54	—	54
Accrued interest payable	1,001	—	1,001
Derivative liabilities	1,078	—	1,078
Other liabilities	189	—	189

Total	$184,527	$349	$184,178

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Fair Value of Financial Instruments—December 31, 2004

	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$16	$—	$16
Interest-bearing deposits in banks	5,251	—	5,251
Federal funds sold	8,461	—	8,461
Trading securities	602	—	602
Held-to-maturity securities	23,839	(82)	23,757
Advances	140,254	39	140,293
Mortgage loans held for portfolio, net of allowance for credit losses on mortgage loans	6,035	(2)	6,033
Accrued interest receivable	398	—	398
Derivative assets	43	—	43
Other assets	83	(52)	31

Total	$184,982	$(97)	$184,885

Liabilities
Deposits	$935	$—	$935
Consolidated obligations:
Bonds	148,109	56	148,053
Discount notes	26,257	8	26,249
Mandatorily redeemable capital stock	55	—	55
Accrued interest payable	809	—	809
Derivative liabilities	438	—	438
Other liabilities	479	—	479

Total	$177,082	$64	$177,018

Note 10—Commitments and Contingencies

All FHLBanks have joint and several liability for all FHLBank consolidated obligations. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on consolidated obligations for which another FHLBank is the primary obligor. The Bank has never been asked or required to repay the principal or interest on any consolidated obligation on behalf of another FHLBank. The par amount of the outstanding consolidated obligations of all 12 FHLBanks was $872,733 at March 31, 2005, and $869,242 at December 31, 2004. The par value of the Bank’s participation in consolidated obligations was $183,029 at March 31, 2005, and $175,132 at December 31, 2004. The Bank’s joint and several liability for FHLBank consolidated obligations is more fully discussed in Note 18 to the Bank’s 2004 Financial Statements.

Commitments that legally obligate the Bank for additional advances totaled $3,318 at March 31, 2005, and $1,162 at December 31, 2004. Commitments are generally for periods up to 12 months. Based on management’s credit analyses of members’ financial condition and collateral requirements, no allowance for losses is deemed necessary by management on these advance commitments. Advances funded under these advance commitments are fully collateralized at the time of funding (see Note 3). The estimated fair value of commitments was immaterial to the balance sheet as of March 31, 2005, and December 31, 2004.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Commitments that unconditionally obligate the Bank to purchase mortgage loans totaled $7 at March 31, 2005, and $4 at December 31, 2004. Commitments are generally for periods not to exceed 45 business days. In accordance with SFAS 149, commitments entered after June 30, 2003, were recorded as derivatives at their fair value through the settlement date of the commitment.

The Bank executes interest rate exchange agreements with major banks and broker-dealers that have long-term credit ratings of single-A or better from both Standard & Poor’s and Moody’s Investors Service. The Bank also executes interest rate exchange agreements with its members. The Bank enters into master agreements with netting provisions and bilateral security agreements with all counterparties and requires all member counterparties to fully collateralize their net credit exposure. As of March 31, 2005, and December 31, 2004, the Bank had pledged as collateral securities with a fair value of $891 and $243, respectively, to broker-dealers that had a net credit risk exposure to the Bank related to interest rate exchange agreements.

The Bank may be subject to various pending legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

The Bank had committed to the issuance of $3,348 of consolidated obligations and entered into $3,186 of notional amount of interest rate exchange agreements that had traded but not yet settled at March 31, 2005.

Other commitments and contingencies are discussed in Notes 3, 4, 5, 6, and 8.

Note 11—Other

The table below discloses the categories included in operating expense.

	Three months ended
	March 31, 2005	March 31, 2004
Compensation and benefits	$10	$10
Other	6	4

Total operating expense	$16	$14

Note 12—Transactions with Members

Transactions with Members. The Bank is a cooperative whose member institutions own the capital stock of the Bank and may receive dividends on their investments. In addition, certain former members that still have outstanding transactions are also required to maintain their investment in the Bank’s capital stock until the transactions mature or are paid off and the capital stock is redeemed following the five-year redemption period for capital stock, in accordance with the Bank’s capital requirements (see Note 12 to the Bank’s 2004 Financial Statements for further information).

All advances are issued to members, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains deposit accounts for members primarily to facilitate settlement activities that are directly related to advances and mortgage loan purchases. All transactions with members and their affiliates are entered into in the normal course of business. In instances where the member or an affiliate of the member has an officer or director who is a director of the Bank, transactions with the member or affiliate are subject to the same eligibility and credit criteria, as well as the same conditions, as transactions with all other members, in accordance with Finance Board regulations.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

In addition, the Bank has investments in Federal funds sold, interest-bearing deposits, commercial paper, and MBS with members or their affiliates. All investments are transacted at market prices and MBS are purchased through securities brokers or dealers. As an additional service to its members, the Bank enters into offsetting interest rate exchange agreements, acting as an intermediary between exactly offsetting derivative transactions with members and other counterparties. These transactions are also executed at market rates.

The following tables set forth information at the dates and for the periods indicated with respect to the Bank’s transactions with members and their affiliates and former members and their affiliates with outstanding transactions:

	March 31, 2005	December 31, 2004
Assets:
Interest-bearing deposits in banks	$161	$—
Federal funds sold	61	608
Held-to-maturity securities*	5,676	5,022
Advances	142,316	140,254
Mortgage loans held for portfolio	5,855	6,035
Accrued interest receivable	382	315
Derivative assets	23	25

Total	$154,474	$152,259

Liabilities:
Deposits	717	935
Derivative liabilities	77	23

Total	$794	$958

Notional amount of derivatives	$19,532	$20,452
Letters of credit	767	783

*	Held-to-maturity securities include MBS securities issued by and/or purchased from the Bank’s members or their affiliates.

	Three months ended March 31,
	2005	2004
Interest Income:
Interest-bearing deposits in banks	$—	$1
Federal funds sold	2	—
Held-to-maturity securities	59	39
Advances*	918	310
Prepayment fees on advances	—	2
Mortgage loans held for portfolio	75	78

Total	$1,054	$430

Interest Expense:
Deposits	$2	$1
Consolidated obligations*	(14)	(48)

Total	$(12)	$(47)

Other Income:
Net (loss)/gain on derivatives and hedging activities	$(50)	$14

*	Includes the effect of associated derivatives with members and their affiliates.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Transactions with Certain Members. The following tables set forth information at the dates and for the periods indicated with respect to transactions with (i) members and former members holding more than 10% of the outstanding shares of the Bank’s capital stock at each respective period end, (ii) members or former members with a representative serving on the Bank’s Board of Directors at any time during the year ended on the respective dates or during the respective periods, and (iii) affiliates of the foregoing members or former members.

	March 31, 2005	December 31, 2004
Assets:
Interest-bearing deposits in banks	$161	$—
Federal funds sold	61	608
Held-to-maturity securities*	2,771	2,525
Advances	107,405	106,433
Mortgage loans held for portfolio	4,611	4,744
Accrued interest receivable	314	246
Derivative assets	—	10

Total	$115,323	$114,566

Liabilities:
Deposits	$9	$45
Derivative liabilities	31	—

Total	$40	$45

Notional amount of derivatives	$10,159	$11,006
Letters of credit	205	226

*	Held-to-maturity securities include MBS securities issued by and/or purchased from the foregoing Bank’s members or their affiliates.

	Three months ended March 31,
	2005	2004
Interest Income:
Interest-bearing deposits in banks	$—	$1
Federal funds sold	2	—
Held-to-maturity securities	28	22
Advances*	686	248
Mortgage loans held for portfolio	57	65

Total	$773	$336

Interest Expense:
Consolidated obligations*	$(6)	$(22)
Other Income:
Net (loss)/gain on derivatives and hedging activities	$(32)	$16

*	Includes the effect of associated derivatives with the foregoing members or their affiliates.

Notes to Financial Statements—(Continued)

(Unaudited)

(Dollars in millions except per share amounts)

Note 13—Subsequent Events

During the second quarter of 2005, the Bank changed the manner in which it assesses effectiveness for one highly effective consolidated obligation hedging relationship, as well as seven other hedging relationships with transactions that matured by the end of 2003. The Bank has determined that it inappropriately assumed no ineffectiveness for these hedging relationships since the consolidated obligations and the designated interest rate swap agreements had offsetting terms with the exception that the interest rate swaps used in these relationships included an initial payment equal to the concessions plus premiums or less discounts, if any, associated with the consolidated obligations. The amount of unrecorded ineffectiveness for these hedging relationships was immaterial to all prior periods from 2001 through the first quarter of 2005.